
11006996


Chesapeake
ENERGY

2010:
A YEAR OF TRANSITION AND ACHIEVEMENT

2010 ANNUAL REPORT

CORPORATE PROFILE

Chesapeake Energy Corporation is the second-largest producer of natural gas, a Top 15 producer of oil and natural gas liquids and the most active driller of new wells in the U.S.

Headquartered in Oklahoma City, the company's operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Barnett, Haynesville, Bossier, Marcellus and Pearsall natural gas shale plays and in the Granite Wash, Cleveland, Tonkawa, Mississippian, Bone Spring, Avalon, Wolfcamp, Wolfberry, Eagle Ford, Niobrara and Utica unconventional liquids-rich plays. The company has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets. Chesapeake's stock is listed on the New York Stock Exchange under the symbol CHK. Further information is available at **www.chk.com** where Chesapeake routinely posts announcements, updates, events, investor information, presentations and press releases.


Chesapeake
ENERGY
NOMAC
RIG #2

CONTENTS

ON THE COVER

Moving west, a Chesapeake rig drills toward the Niobrara Shale in the Powder River Basin of southeastern Wyoming, one of several new liquids-rich plays that are enabling the company to increase its profitability and return on capital.

DEAR FELLOW SHAREHOLDERS »

2010 was a very important year of transition and achievement for Chesapeake, a year in which we initiated three very important strategic shifts: from asset gathering to asset harvesting, from focusing exclusively on natural gas to a balanced focus on natural gas and liquids and from having a leveraged balance sheet to one worthy of an investment grade rating.



Home to three distinct forms of hydrocarbons: dry natural gas, natural gas liquids and oil, the Eagle Ford Shale in South Texas epitomizes Chesapeake's shift to a balanced focus on natural gas and liquids.

2010 also marked a truly transformative year for our industry. We and a handful of our peers enhanced our capabilities to find and produce significant new resources of oil and natural gas liquids (collectively, "liquids") in unconventional formations. Chesapeake and these other companies combined creativity, innovation and technology to reinvent the way that our industry explores for and produces natural gas and liquids.

Furthermore, 2010 was the year when global energy companies more fully recognized the importance of these developments and the tremendous opportunities that have emerged in the U.S. Through a wide variety of transactions, including several led by Chesapeake, the global energy industry made it clear that the assets owned by Chesapeake and some of its peers are the most attractive in the world. This realization has already increased the value of high-quality unconventional assets in the U.S. and, in time, should lead to higher stock prices for the leading U.S. onshore E&P companies, especially Chesapeake. Simply put, the global energy industry is beating a path to our door, and we are welcoming it with open arms.

Before we move ahead, I want to emphasize that even though 2010 was a year of transition and achievement, our stock price was essentially unchanged. Nevertheless, it was still a very strong year for the company operationally and financially. Here are the year's highlights for your review:

- **Average daily natural gas and oil production increased 14% from 2.5 billion cubic feet of natural gas equivalent (bcfe) in 2009 to 2.8 bcfe in 2010;**
- **Proved natural gas and oil reserves increased 20% in 2010, from 14.3 trillion cubic feet of natural gas equivalent (tcfe) to 17.1 tcfe;**
- **Reserve replacement for 2010 reached 375% at a drilling, completion and net acquisition cost of only $0.76 per thousand cubic feet of natural gas equivalent (mcfe)[1];**
- **Realized hedging gains were $2.1 billion;**
- **Revenues increased 22% to $9.4 billion;**
- **Adjusted ebitda[2] increased 15% to $5.1 billion;**
- **Operating cash flow[2] increased 5% to $4.5 billion; and**
- **Adjusted earnings per fully diluted share[2] increased 16% to $2.95.**

FINANCIAL REVIEW »

($ in millions, except per share data)

	Years Ended December 31													Six Months Ended December 31	Years Ended June 30				
Financial and Operating Data	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1997**	**1996**	**1995**	**1994**	**1993**
Revenues																			
Natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858	$ 5,624	$ 5,619	$ 3,273	$ 1,936	$ 1,297	$ 568	$ 820	$ 470	$ 280	$ 257	$ 96	$ 193	$ 111	$ 57	$ 22	$ 12
Marketing, gathering, compression and service operations sales	3,719	2,653	3,771	2,176	1,707	1,392	773	420	171	149	158	75	121	58	76	35	9	7	5
Total revenues	**9,366**	**7,702**	**11,629**	**7,800**	**7,326**	**4,665**	**2,709**	**1,717**	**739**	**969**	**628**	**355**	**378**	**154**	**269**	**146**	**66**	**29**	**17**
Operating costs																			
Production expenses	893	876	889	640	490	317	205	138	98	75	50	46	51	8	11	6	3	2	3
Production taxes	157	107	284	216	176	208	104	78	30	33	25	13	8	2	4	2	1	2	–
General and administrative expenses	453	349	377	243	139	64	37	24	18	15	13	13	20	6	9	5	4	3	3
Marketing, gathering, compression and service operations expenses	3,560	2,498	3,648	2,063	1,590	1,358	755	410	166	144	152	72	119	58	75	33	8	5	4
Depreciation, depletion and amortization	1,614	1,615	2,144	1,988	1,462	945	611	386	235	182	109	103	155	63	107	54	27	10	5
Impairments and other	(116)	11,202	2,830	–	55	–	5	6	–	–	–	–	881	110	236	–	–	–	1
Total operating costs	6,561	16,647	10,172	5,150	3,912	2,892	1,717	1,042	547	449	349	247	1,234	247	442	100	43	22	16
Income (loss) from operations	2,805	(8,945)	1,457	2,650	3,414	1,773	992	675	192	520	279	108	(856)	(93)	(173)	46	23	7	1
Interest expense	(19)	(113)	(271)	(401)	(316)	(221)	(167)	(154)	(112)	(98)	(86)	(81)	(68)	(18)	(18)	(14)	(7)	(3)	(2)
Other income (expense)	243	(28)	(11)	15	26	10	5	1	7	3	3	8	4	79	11	4	2	1	1
Miscellaneous gains (losses)	(145)	(202)	(184)	83	117	(70)	(25)	(21)	(20)	(63)	–	–	(14)	–	(7)	–	–	–	–
Total other income (expense)	79	(343)	(466)	(303)	(173)	(281)	(187)	(174)	(125)	(158)	(83)	(73)	(78)	61	(14)	(10)	(5)	(2)	(1)
Income (loss) before income taxes and cumulative effect of accounting change	2,884	(9,288)	991	2,347	3,241	1,492	805	501	67	362	196	35	(934)	(32)	(187)	36	18	5	–
Income tax expense (benefit):																			
Current	–	4	423	29	5	–	–	5	(2)	4	–	–	–	–	–	–	–	–	–
Deferred	1,110	(3,487)	(36)	863	1,242	545	290	185	29	141	(260)	2	–	–	(4)	13	6	1	–
Net income (loss) before cumulative effect of accounting change, net of tax	1,774	(5,805)	604	1,455	1,994	947	515	311	40	217	456	33	(934)	(32)	(183)	23	12	4	–
Net (income) loss attributable to noncontrolling interest	–	(25)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Cumulative effect of accounting change, net of tax	–	–	–	–	–	–	–	2	–	–	–	–	–	–	–	–	–	–	–
Net income (loss)	**1,774**	**(5,830)**	**604**	**1,455**	**1,994**	**947**	**515**	**313**	**40**	**217**	**456**	**33**	**(934)**	**(32)**	**(183)**	**23**	**12**	**4**	**–**
Preferred stock dividends	(111)	(23)	(33)	(94)	(89)	(42)	(40)	(22)	(10)	(2)	(9)	(16)	(12)	–	–	–	–	–	(1)
Gain (loss) on conversion/exchange of preferred stock	–	–	(67)	(128)	(10)	(26)	(36)	–	–	–	7	–	–	–	–	–	–	–	–
Net income (loss) available to common shareholders	**$ 1,663**	**$ (5,853)**	**$ 504**	**$ 1,233**	**$ 1,895**	**$ 879**	**$ 439**	**$ 291**	**$ 30**	**$ 215**	**$ 454**	**$ 17**	**$ (946)**	**$ (32)**	**$ (183)**	**$ 23**	**$ 12**	**$ 4**	**$ (1)**
Earnings per common share – basic:																			
Income (loss) before cumulative effect of accounting change	$ 2.63	$ (9.57)	$ 0.94	$ 2.70	$ 4.76	$ 2.73	$ 1.73	$ 1.36	$ 0.18	$ 1.33	$ 3.52	$ 0.17	$ (9.97)	$ (0.45)	$ (2.79)	$ 0.43	$ 0.22	$ 0.08	$ (0.02)
Cumulative effect of accounting change	–	–	–	–	–	–	–	0.02	–	–	–	–	–	–	–	–	–	–	–
EPS – basic	**$ 2.63**	**$ (9.57)**	**$ 0.94**	**$ 2.70**	**$ 4.76**	**$ 2.73**	**$ 1.73**	**$ 1.38**	**$ 0.18**	**$ 1.33**	**$ 3.52**	**$ 0.17**	**$ (9.97)**	**$ (0.45)**	**$ (2.79)**	**$ 0.43**	**$ 0.22**	**$ 0.08**	**$ (0.02)**
Earnings per common share – diluted:																			
Income (loss) before cumulative effect of accounting change	$ 2.51	$ (9.57)	$ 0.93	$ 2.63	$ 4.33	$ 2.51	$ 1.53	$ 1.20	$ 0.17	$ 1.25	$ 3.01	$ 0.16	$ (9.97)	$ (0.45)	$ (2.79)	$ 0.40	$ 0.21	$ 0.08	$ (0.02)
Cumulative effect of accounting change	–	–	–	–	–	–	–	0.01	–	–	–	–	–	–	–	–	–	–	–
EPS – diluted	**$ 2.51**	**$ (9.57)**	**$ 0.93**	**$ 2.63**	**$ 4.33**	**$ 2.51**	**$ 1.53**	**$ 1.21**	**$ 0.17**	**$ 1.25**	**$ 3.01**	**$ 0.16**	**$ (9.97)**	**$ (0.45)**	**$ (2.79)**	**$ 0.40**	**$ 0.21**	**$ 0.08**	**$ (0.02)**
Cash provided by (used in) operating activities (GAAP)	$ 5,117	$ 4,356	$ 5,357	$ 4,974	$ 4,843	$ 2,407	$ 1,432	$ 939	$ 429	$ 478	$ 315	$ 145	$ 95	$ 139	$ 84	$ 121	$ 55	$ 19	$ (1)
Operating cash flow (non-GAAP)*	**$ 4,548**	**$ 4,333**	**$ 5,299**	**$ 4,675**	**$ 4,040**	**$ 2,426**	**$ 1,403**	**$ 897**	**$ 409**	**$ 443**	**$ 306**	**$ 139**	**$ 118**	**$ 68**	**$ 161**	**$ 88**	**$ 46**	**$ 16**	**$ 4**
Balance Sheet Data (at end of period)																			
Total assets	**$ 37,179**	**$ 29,914**	**$ 38,593**	**$ 30,764**	**$ 24,413**	**$ 16,114**	**$ 8,245**	**$ 4,572**	**$ 2,876**	**$ 2,287**	**$ 1,440**	**$ 851**	**$ 813**	**$ 953**	**$ 949**	**$ 572**	**$ 277**	**$ 126**	**$ 79**
Long-term debt, net of current maturities	$ 12,640	$ 12,295	$ 13,175	$ 10,178	$ 7,187	$ 5,286	$ 3,075	$ 2,058	$ 1,651	$ 1,329	$ 945	$ 964	$ 919	$ 509	$ 509	$ 268	$ 146	$ 48	$ 14
Stockholders' equity (deficit)	**$ 15,264**	**$ 12,341**	**$ 17,017**	**$ 12,624**	**$ 11,366**	**$ 6,299**	**$ 3,163**	**$ 1,733**	**$ 908**	**$ 767**	**$ 313**	**$ (218)**	**$ (249)**	**$ 280**	**$ 287**	**$ 178**	**$ 45**	**$ 31**	**$ 31**
Other Operating and Financial Data																			
Proved reserves in natural gas equivalents (bcfe)	**17,096**	**14,254**	**12,051**	**10,879**	**8,956**	**7,521**	**4,902**	**3,169**	**2,205**	**1,780**	**1,355**	**1,206**	**1,091**	**448**	**403**	**425**	**243**	**142**	**137**
Future net natural gas and oil revenues discounted at 10%**	**$ 15,146**	**$ 9,449**	**$ 15,601**	**$ 20,573**	**$ 13,647**	**$ 22,934**	**$ 10,504**	**$ 7,333**	**$ 3,718**	**$ 1,647**	**$ 6,046**	**$ 1,089**	**$ 661**	**$ 467**	**$ 437**	**$ 547**	**$ 188**	**$ 141**	**$ 142**
Natural gas price used in reserve report (per mcf)***	$ 3.52	$ 3.13	$ 5.12	$ 6.19	$ 5.41	$ 8.76	$ 5.65	$ 5.68	$ 4.28	$ 2.51	$ 10.12	$ 2.25	$ 1.68	$ 2.29	$ 2.12	$ 2.41	$ 1.60	$ 1.98	$ 2.43
Oil price used in reserve report (per bbl)***	$ 75.17	$ 56.72	$ 41.60	$ 90.58	$ 56.25	$ 56.41	$ 39.91	$ 30.22	$ 30.18	$ 18.82	$ 26.41	$ 24.72	$ 10.48	$ 17.62	$ 18.38	$ 20.90	$ 17.41	$ 18.27	$ 18.71
Natural gas production (bcf)	925	835	775	655	526	422	322	240	161	144	116	109	94	27	62	52	25	7	3
Oil production (mmbbl)	18.4	11.8	11.2	9.9	8.7	7.7	6.8	4.7	3.5	2.9	3.1	4.1	6.0	1.9	2.8	1.4	1.1	0.5	0.3
Production (bcfe)	**1,035**	**906**	**843**	**714**	**578**	**469**	**363**	**268**	**181**	**161**	**134**	**133**	**130**	**38**	**79**	**60**	**32**	**10**	**4**
Sales price per mcfe****	$ 6.09	$ 6.22	$ 8.38	$ 8.40	$ 8.86	$ 6.90	$ 5.23	$ 4.79	$ 3.61	$ 4.56	$ 3.50	$ 2.10	$ 1.97	$ 2.49	$ 2.45	$ 1.84	$ 1.78	$ 2.21	$ 2.68
Production expense per mcfe	$ 0.86	$ 0.97	$ 1.05	$ 0.90	$ 0.85	$ 0.68	$ 0.56	$ 0.51	$ 0.54	$ 0.47	$ 0.37	$ 0.35	$ 0.39	$ 0.20	$ 0.15	$ 0.11	$ 0.11	$ 0.21	$ 0.67
Production taxes per mcfe	$ 0.15	$ 0.12	$ 0.34	$ 0.30	$ 0.31	$ 0.44	$ 0.29	$ 0.29	$ 0.17	$ 0.20	$ 0.19	$ 0.10	$ 0.06	$ 0.07	$ 0.05	$ 0.03	$ 0.03	$ 0.15	–
General and administrative expense per mcfe	$ 0.44	$ 0.38	$ 0.45	$ 0.34	$ 0.24	$ 0.14	$ 0.10	$ 0.09	$ 0.10	$ 0.09	$ 0.10	$ 0.10	$ 0.15	$ 0.15	$ 0.11	$ 0.08	$ 0.11	$ 0.31	$ 0.84
Depreciation, depletion and amortization expense per mcfe	$ 1.56	$ 1.78	$ 2.55	$ 2.78	$ 2.53	$ 2.02	$ 1.69	$ 1.44	$ 1.30	$ 1.12	$ 0.81	$ 0.77	$ 1.19	$ 1.63	$ 1.36	$ 0.90	$ 0.85	$ 0.99	$ 1.09
Number of employees (full-time at end of period)	10,021	8,152	7,649	6,219	4,883	2,885	1,718	1,192	866	677	462	424	481	360	362	344	325	250	150
Cash dividends declared per common share	$ 0.30	$ 0.30	$ 0.2925	$ 0.2625	$ 0.23	$ 0.195	$ 0.17	$ 0.135	$ 0.06	–	–	–	$ 0.04	$ 0.04	$ 0.02	–	–	–	–
Stock price (at end of period – split adjusted)	**$ 25.91**	**$ 25.88**	**$ 16.17**	**$ 39.20**	**$ 29.05**	**$ 31.73**	**$ 16.50**	**$ 13.58**	**$ 7.74**	**$ 6.61**	**$ 10.12**	**$ 2.38**	**$ 0.94**	**$ 7.50**	**$ 9.81**	**$ 29.52**	**$ 5.64**	**$ 0.85**	**$ 1.18**

* See page 14 for definition of this non-GAAP measure.

** PV-10 is the present value (10% discount rate) of estimated future gross revenues to be generated from the production of proved reserves, net of production and future development costs, using assumed prices and costs. Please see page 113 of our Form 10-K for information on the standardized measure of discounted future net cash flows.

*** Adjusted for field differentials.

**** Excludes unrealized gains (losses) natural gas and oil hedging.


Production Growth
Average mmcfe per day for year
3,000
2,500
2,000
1,500
1,000
500
0
00 01 02 03 04 05 06 07 08 09 10


Proved Reserve Growth
Bcfe at end of year
20,000
15,000
10,000
5,000
0
00 01 02 03 04 05 06 07 08 09 10


Total Resource Base Growth*
Bcfe at end of year
300,000
250,000
200,000
150,000
100,000
50,000
0
00 01 02 03 04 05 06 07 08 09 10
*Proved and unrisked, unproved reserves


Chesapeake's Stock Price
Chesapeake's Stock Price at Month End
Henry Hub Natural Gas Spot Price at Month End
$ 70
$ 60
$ 50
$ 40
$ 30
$ 20
$ 10
$ 0
CHK Stock Price
$ 17.50
$ 15.00
$ 12.50
$ 10.00
$ 7.50
$ 5.00
$ 2.50
$ 0
$/mcf
DEC 00
DEC 01
DEC 02
DEC 03
DEC 04
DEC 05
DEC 06
DEC 07
DEC 08
DEC 09
DEC 10

Chesapeake's Five-Year and Ten-Year Common Stock Performance

The graphs below compare the performance of our common stock to the S&P 500 Stock Index and a group of peer companies for the past five and 10 years. The graph on the left assumes an investment of $100 on December 31, 2004 and the reinvestment of all dividends. The graph on the right assumes an investment of $100 on December 31, 1999 and the reinvestment of all dividends. The graphs show the value of the investment at the end of each year.


FIVE-YEAR PERFORMANCE
As of December 31
CHK
2010 Peer Group (1)
S&P 500
$ 150
$ 120
$ 90
$ 60
$ 30
$ 0
05
06
07
08
09
10


TEN-YEAR PERFORMANCE
As of December 31
CHK
2010 Peer Group (1)
S&P 500
$ 500
$ 400
$ 300
$ 200
$ 100
$ 0
00
01
02
03
04
05
06
07
08
09
10

(1) The 2010 peer group is comprised of Anadarko Petroleum Corp., Apache Corp., Devon Energy Corp., Encana Corp. and EOG Resources, Inc. XTO Energy, Inc. was not included in the 2010 peer group due to its acquisition by Exxon Mobil Corp.

Strong Partners

Over the past few years, in addition to gathering the industry's best assets, Chesapeake has also built the industry's finest collection of global energy partners and energy stock investors. We have now entered into transactions with PXP, BP, Statoil, Total, CNOOC and BHP Billiton. Collectively, we have sold these companies certain assets for total consideration of $20.5 billion in the form of cash and drilling and completion carries for which our net cost was only $6.1 billion resulting in overall value creation of $14.4 billion. While these transactions have been very rewarding to our buyers, they have been truly outstanding for Chesapeake, providing us an attractive source of capital, a reduction of risk, a quick recovery of our leasehold investment in new plays and a much greater ability to capture a large resource base with decades of highly profitable drilling opportunities.



In addition, we are the only U.S. E&P company that has attracted to its stock ownership roster some of the world's leading government-sponsored investors: Temasek Holdings (Singapore), China Investment Corporation, Korea Investment Corporation and Abu Dhabi Investment Authority. Along with our largest shareholder, Memphis, Tennessee-based Southeastern Asset Management (12%), these shareholders are some of the world's largest and most astute investors, and who also happen to manage some of the world's largest pools of capital and have a very long-term investment horizon. Their support is an important validation of our strategy.

Short-Term Pain for Long-Term Gain

Despite this all-star lineup of global partners and investors, some other investors have not yet fully recognized the benefits of our industry leadership in acquiring unconventional natural gas and liquids assets. Whether it was our leveraged balance sheet during recent tough recessionary times, our heavy focus on natural gas during a time of persistent market pessimism about natural gas prices or our large capital investments in undeveloped liquids-rich leasehold undertaken to enable Chesapeake to remain an industry leader in the years ahead, it is clear that we were less popular in the stock market in 2010 than we were in 2009, when our stock price increased by 60%.

Through a wide variety of transactions, including several led by Chesapeake, the global energy industry made it clear that the assets owned by Chesapeake and some of its peers are the most attractive in the world.

« Aubrey K. McClendon, Co-Founder, Chairman and Chief Executive Officer

We anticipated that some market unpopularity in 2010 would likely be the price we would pay as we positioned Chesapeake to be the leader not only in unconventional U.S. natural gas, but also in unconventional U.S. liquids. However, now that we have largely completed the investments needed to accomplish this transition to a portfolio balanced with liquids, the rebound in our stock price could be sharp as investors begin to focus more clearly on Chesapeake's three-way transition from an asset gatherer to an asset harvester, from less natural gas exposure to more liquids exposure and from a leveraged balance sheet to one worthy of an investment grade rating.

Accordingly, in early January 2011, we announced our "25/25 Plan," a two-year plan designed to reduce our long-term debt by 25% while still growing the company's production by 25%. We designed this plan to articulate very clearly the benefits of becoming an asset harvester vs. an asset gatherer — namely, lower debt and higher returns on capital. The market has received this plan with favor to date as our stock price is already up 30% in the first quarter of 2011. In addition, having recently closed the sale of our Fayetteville Shale assets to BHP Billiton and recently initiated tender offers for repayment of at least $2.0 billion of our long-term debt, we are already close to accomplishing the 25% long-term debt reduction portion of our 25/25 Plan. Now we will focus on delivering the other part of the equation, 25% growth in production by year-end 2012.

Beyond the next two years, there will be many other benefits of the three-way transition we began in 2010. In fact, we are increasingly confident that we can double our cash flow and net income by year-end 2015. By accomplishing these goals and also having our historic trading multiples expand a bit, we are hopeful that we can achieve a $100 stock price by year-end 2015, perhaps creating the need for a "100/15" plan in the process! Clearly it would be an ambitious goal, and to achieve it we will need the world's economy to continue growing, China and other emerging economies to continue their rapidly growing thirst for oil and natural gas, our new plays to meet expectations, oil prices to remain strong and natural gas prices not to weaken from where they are today.

However, Chesapeake's growth from here on will be very mechanical with our "factories" (meaning both our individual wells and our large plays) needing only four inputs for success: land, science, people and capital. We now have gathered enough of these four inputs so that our factories can run in harvest mode for decades to come, which hopefully can lead to a $100 stock price by year-end 2015. Again, this would be a very considerable achievement, but your management team enjoys big challenges and we look forward to discussing it further with you in the quarters ahead.

Great Assets = A Great Future™

The very significant upward trajectory of value creation that Chesapeake is on today is primarily driven by the quality of our assets, which feature dominant positions in 16 of the 20 most important major unconventional natural gas and liquids plays in the U.S. — the Barnett, Haynesville, Bossier, Marcellus, Eagle Ford, Pearsall, Niobrara and Utica shales and the Granite Wash, Cleveland, Tonkawa, Mississippian, Bone Spring, Avalon, Wolfcamp and Wolfberry tight sands and fractured carbonates. Having only missed the Bakken Shale play in the Williston Basin, having passed on the Cana Shale play in Oklahoma and having sold out of the Woodford and Fayetteville shale plays in Oklahoma and Arkansas (for overall value creation of $5.4 billion), Chesapeake's unrivaled position in the 16 other major U.S. unconventional plays is remarkable and unprecedented and should form the foundation of further substantial value creation for Chesapeake's shareholders for decades to come.

The gathering of these assets has been hard work for our employees and management team, and during 2010 it stretched our balance sheet and tested the patience of some of our shareholders. What is clear now, however, is that we have created a tremendous storehouse of value and an abundance of opportunities for bountiful harvests for years to come for our shareholders.

Given the importance of these 16 unconventional plays, I have provided below a brief summary of our position in each of them:



The knowledge and experience Chesapeake gained in the Barnett Shale, the granddaddy of all U.S. shale plays, has been instrumental in the company's successful development of all subsequent unconventional natural gas and liquids plays.

Barnett Shale — Discovered in the 1990s, the Barnett is the granddaddy of all U.S. shale plays. Chesapeake acquired its first assets in the Barnett in 2001, and in 2005 we began aggressively leasing in the core of the play in Johnson and Tarrant counties. Today we own approximately 220,000 net leasehold acres, on which we estimate we could drill up to 2,300 future net wells in addition to our 965 net wells currently producing. We are currently using 18 rigs to develop this inventory of drillsites and our gross operated production in the Barnett recently set a record of more than 1.3 bcfe per day.

Our most important development in the Barnett Shale during 2010 was closing the joint venture agreement on 25% of our assets in the Barnett to Paris-based Total, the fifth-largest oil company in the world. Total paid



Developing America's fuel in the backyard of America's team: a Chesapeake rig drills deep in the Barnett Shale near Cowboys Stadium in Arlington, Texas.

Growing Demand for U.S. Natural Gas Will Drive Improved Prices in the Years Ahead

Several factors are emerging in the U.S. that will drive increased demand for natural gas, which in turn could improve out year natural gas prices:

Growing momentum for CNG passenger and LNG long-haul truck vehicles
Enormous cost savings are available to consumers and businesses that chose to use natural gas as an alternative transportation fuel ($1.39 per gallon for CNG in Oklahoma, for example, compared to $3.75–$4.00 per gallon for gasoline and diesel).

Growing industrial demand
With recent low prices for domestic natural gas, U.S. industries that utilize natural gas as a feedstock in their manufacturing processes have a significant cost advantage compared with international peers whose feedstock is indexed either to oil or global natural gas prices.

Continuing and accelerating shift from coal to natural gas for U.S. electrical power generation
To clean our environment, dozens of aging coal-powered electricity plants will be retired in the next decade and replaced with the cleaner alternative of natural gas. A combination of shifting power sources and higher utilization within existing gas-fired power plants will likely increase natural gas demand by 10–15 bcf per day over the next decade.

Conversion of U.S. LNG import facilities to LNG export facilities
With increasing demand for natural gas around the world and the abundance of U.S. natural gas reserves, producers will be able to tap into higher-margin markets in Europe, South America and Asia once export capabilities are available potentially beginning in 2015.

Construction of U.S. gas-to-liquids (GTL) plants
Converting natural gas to a room temperature liquid would allow U.S. natural gas producers to sell products based on world oil prices instead of domestic natural gas prices. Technological advancements continue to gain traction and may make GTL a realistic possibility by 2016.

U.S. natural gas producers are rapidly moving to a more liquids-rich production base
Due to the premium margins realized in the U.S. when producing liquids as compared to natural gas, there is a meaningful shift of producers targeting liquids-rich drilling prospects. This shift will ultimately help bring U.S. natural gas markets back into balance by reducing the rigs and capital available for natural gas drilling.

$2.25 billion in cash and drilling carries for its 25% stake in the Barnett, and we are extremely proud to have Total as one of our premier joint venture partners.

Haynesville Shale — The Haynesville Shale in Northwest Louisiana and East Texas is the shale play of which we are most proud (to date) because it was discovered by Chesapeake's own geoscientists and engineers. We conducted our geoscientific investigation of the Haynesville in 2005–06 and tested our theories through drilling in 2007. In 2008 we formed an innovative joint venture agreement with our well-respected industry partner, Houston-based Plains Exploration & Production Company, to which we sold 20% of our Haynesville (and Bossier) assets for approximately $3.2 billion in cash and drilling carries.

The Haynesville Shale is now the nation's largest producing natural gas shale play, having just recently passed the Barnett Shale in production (in last year's letter, I incorrectly estimated it would take until 2014 for the Haynesville to reach this achievement, a testament to the play's enormous productive potential). Ultimate recoveries from the Haynesville could exceed 250 tcfe, likely making it one of the five largest natural gas fields in the world. Today, we are producing from more than 260 net wells in the Haynesville on our 530,000 net leasehold acres, are currently drilling with 35 rigs and estimate we could drill up to 6,300 additional net wells in the years ahead. Our gross operated production in the Haynesville recently set a record of nearly 1.6 bcfe per day.



One producing and one on the way: the Texas Panhandle Granite Wash offers high volumes of natural gas accompanied by highly valued liquids production as well.

Bossier Shale — This shale overlies about one-third of our Haynesville acreage and is the first of our two "sleeper" natural gas shale plays. The reason is that in Louisiana, leases often restrict the lessee (i.e., the producer) to only holding future drilling rights down through the deepest formation drilled. Because the Bossier lies above the Haynesville, horizontal wells drilled just to the Bossier may not always hold Haynesville rights. Therefore, Chesapeake and other producers have been drilling aggressively to hold all rights through the Haynesville before the initial three-year term of a typical lease expires. As a result, there has not been much drilling to the Bossier to date. However, once our leases are held by production (HBP) by Haynesville drilling (we expect to be largely complete with HBP drilling by year-end 2011 and completely finished by year-end 2012), we will begin developing the Bossier Shale more aggressively in 2013. In the Bossier play, we own 205,000 net leasehold acres and estimate we could drill up to 2,600 net wells in the years ahead.



Generating the highest returns in the company, plays like the Oklahoma Colony Granite Wash inspire Chesapeake to find other liquids-rich opportunities.

Marcellus Shale — We first became aware of the Marcellus in 2005 when we were negotiating our $2.2 billion acquisition of Appalachia's second-largest natural gas producer, Columbia Natural Resources, LLC. In 2007 we aggressively accelerated our Marcellus leasehold acquisition efforts and began to prepare for our first drilling activities. By early 2008, we had determined the Marcellus could be prospective over an area of approximately 15 million net acres (approximately five times larger than the prospective Haynesville core area and 10 times larger than the Barnett core area).

After acquiring 1.8 million net leasehold acres, we entered into a joint venture agreement in late 2008 with Oslo-based Statoil, one of the largest and most respected European energy companies. In this transaction, we sold Statoil 32.5% of our Marcellus assets for $3.375 billion in cash and drilling carries. Today, having sold 32.5% of our original 1.8 million net leasehold acres, we have returned to owning 1.7 million net leasehold acres in the play and are the industry's leading leasehold owner, largest producer and most active developer. We are producing from more than 100 net wells in the Marcellus on our 1.7 million net acres, are currently drilling with 32 rigs and estimate we could drill up to 21,000 additional net wells in the years ahead.

Colony and Texas Panhandle Granite Wash — These liquids-rich plays generate the company's highest returns (routinely more than 100%) and provided the inspiration for the company to find other liquids-rich plays in 2010. The Granite Wash, and other plays with liquids-rich gas production streams, provide the strongest economics in the industry today because they possess the best of both worlds: high-volume natural gas production along with significant volumes of highly valued liquids that dramatically increase investment returns.

The very significant upward trajectory of value creation that Chesapeake is on today is primarily driven by the quality of our assets, which feature dominant positions in 16 of the 20 most important major unconventional natural gas and liquids plays in the U.S.

We are producing from approximately 150 net Granite Wash wells, are currently drilling with 16 rigs and estimate we could drill up to 1,700 additional net wells on our 215,000 net leasehold acres in the years ahead. Based on current NYMEX futures prices for natural gas and oil, each Granite Wash well should generate approximately $11.5 million of present value (or up to an undiscounted total of $19.5 billion for all 1,700 wells), making it obvious why finding, leasing and developing more unconventional liquids-rich plays was Chesapeake's number one priority for 2010. We were very successful with these new play efforts, the most notable of which are described in the sections below.

Eagle Ford Shale — This South Texas shale is distinctive from the other shale plays described above because it has three components: an oil play, a wet natural gas play and a dry natural gas play. During 2009–10, Chesapeake acquired approximately 600,000 Eagle Ford net leasehold acres, all of which were in the liquids-rich portions of the play. Our initial wells were very successful, and in late 2010 we sold 33.3% of our assets in the play to Beijing-based Chinese National Offshore Oil Company (CNOOC) for $2.2 billion in cash and drilling carries. This was CNOOC's first investment in the U.S. onshore E&P industry, and we are proud that it chose Chesapeake as its first U.S. onshore partner. We are currently drilling with 16 rigs in this play and expect to accelerate our drilling to 40 rigs by year-end 2013. We believe our 470,000 net leasehold acre position could support the drilling of up to 5,500 additional net wells in the years ahead.

Pearsall Shale — This shale underlies most of our Eagle Ford acreage and is the second "sleeper" of our natural gas shale plays. We have two rigs dedicated to testing this formation, and our first few wells have significantly exceeded our expectations. This formation is found about 3,000–4,000 feet deeper than the Eagle Ford and so for the play to become competitive with our other natural gas shale plays, we will need natural gas prices to strengthen from where they are today. We believe this will likely occur in 2013 at the latest. We believe our 350,000 net acre Pearsall leasehold position could support the drilling of up to 3,000 additional net wells.

Niobrara Shale — The Niobrara is a two-basin play, covering substantial portions of both the Powder River Basin of east-central Wyoming and the DJ Basin of southeastern Wyoming and northeastern Colorado. During 2008–10, Chesapeake acquired approximately 800,000 net leasehold acres in these two liquids-rich basins, and in early 2011 we sold 33.3% of our assets in the play to CNOOC for approximately $1.3 billion

A Chesapeake discovery, Louisiana's Haynesville Shale recently passed the Barnett Shale to become the nation's largest producing shale play. The Haynesville comes with an added attraction — much of it is overlain by another prolific natural gas-producing formation, the Bossier Shale.



in cash and drilling carries. This was CNOOC's second investment with Chesapeake and its second investment in the U.S. onshore E&P industry. We are currently drilling with five rigs in this play and expect to accelerate our drilling to 15 rigs by year-end 2013. We believe our leasehold position could support the drilling of up to 7,600 additional net wells.

Cleveland, Tonkawa and Mississippian Plays — These three liquids-rich plays of the Anadarko Basin should become significant contributors to our growth in the years ahead. The Cleveland and Tonkawa plays are tight sandstones located in western Oklahoma and the eastern Texas Panhandle, and they provide returns that are some of the very best in the company. We have acquired approximately 600,000 net leasehold acres prospective for these plays and have drilled 75 net wells to date. We are currently using eight rigs and believe our leasehold could support the drilling of up to an additional 3,700 net wells.

The Mississippian fractured carbonate is primarily an oil play and is located on the Anadarko Basin shelf of northern Oklahoma and southern Kansas. We have acquired approximately 900,000 net leasehold acres prospective for this play and have drilled 40 net wells to date. We are currently using four rigs and believe our leasehold could support the drilling of up to an additional 6,000 net wells. This is an area where we anticipate bringing in a joint venture partner later in 2011 or in early 2012.

Bone Spring, Avalon, Wolfcamp and Wolfberry Plays — These four liquids-rich plays of the Permian Basin should also become significant contributors to our growth in the years ahead. To date, we have acquired approximately 560,000 net leasehold acres that we believe are prospective for these plays and have drilled 155 net wells. We are currently using eight rigs and believe our leasehold could support the drilling of up to an additional 4,400 net wells.

Utica Shale — Chesapeake has high hopes for this emerging shale play in eastern Ohio, especially because it would become the fourth large unconventional play (along with the Haynesville and Bossier shales and the Mississippian carbonate) that Chesapeake has discovered. In addition, we believe the play will have three distinct components (oil,

Fracking Operations Transparency

Natural gas and oil operations continue to grow and expand across the country as vast new resources are unlocked through the process of hydraulic fracturing, or "fracking," a proven technology that has been used safely and successfully in the completion of more than 1 million U.S. wells since 1949.

During the fracking process, a mixture of approximately 99% water and sand, combined with a small amount of chemical additives, is pumped at high pressure into a targeted formation to create small fissures or fractures in the surrounding rock or shale. These fractures are kept propped open by the sand to allow the natural gas or oil to freely flow into a wellbore.

In our continuing efforts to educate the public and alleviate common misconceptions about hydraulic fracturing, Chesapeake became one of the first energy companies to disclose the additives used in the process. We are actively participating in a national, publicly accessible web-based registry developed by the Ground Water Protection Council and the Interstate Oil and Gas Compact Commission, with support of the U.S. Department of Energy. The registry allows for fracking additives to be reported on a well-by-well basis and offers public access to that material on its website. Chesapeake began loading well completion data onto the registry on February 15, 2011, for wells where completion reports have been filed with the appropriate state agencies.

To view the listings and learn more about the fracking process, the additives used and measures taken to protect fresh ground water aquifers, visit www.fracfocus.org.



A prime example of Best Management Practices for fracture stimulation, this well in Bradford County, Pennsylvania, is now producing natural gas from the Marcellus Shale. A closely regulated completion technique, fracking is necessary to allow natural gas or oil to freely flow into the wellbore.

wet natural gas and dry natural gas), similar to the components of the Eagle Ford Shale. We have made a large commitment to this play and have acquired approximately 1.2 million net leasehold acres and expect to increase this total to as much as 1.5 million net leasehold acres in the coming months. We are currently using three rigs to evaluate the play and believe our leasehold could support the drilling of up to 12,000 net wells. This is an area where we anticipate bringing in a joint venture partner late in 2011 or early in 2012.

Our People

Great assets cannot exist without great people, so we take great pride in hiring, training, motivating, rewarding and retaining what we regard as the best employees in the industry. From our beginning 22 years ago with 10 employees in Oklahoma City to employing more than 10,000 people across 15 states today, Chesapeake has always focused on building first-class human resources within a distinctive corporate culture. Talk to Chesapeake employees and you will note genuine pride and great enthusiasm about the company and the critical role that we play in delivering increasing quantities of clean and affordable American natural gas and valuable and reliable liquids to energy consumers across the country.

Chesapeake employees are distinctive in other ways as well. They are much younger than the industry average, with half of our almost 4,000 Oklahoma City-based headquarters employees 33 years old or younger. Their enthusiasm and willingness to learn create an atmosphere of vitality and energy at Chesapeake, important ingredients of our distinctive culture. These attributes, along with a vibrant and attractive corporate headquarters campus, low levels of bureaucracy, great assets and a well-executed corporate strategy combine to create our culture of success and innovation.

This has generated extremely positive external feedback as Chesapeake was recently recognized for the fourth consecutive year as one of the FORTUNE 100 Best Companies to Work For[3] in the U.S. In fact, we moved up to #32 overall and #1 in our industry — we are very proud of having created and sustained what is now considered the best place to work in all of the U.S. energy production industry.

In addition, we were honored in December 2010 at the 12th Annual Platts Global Energy Awards as finalists for CEO of the Year, Community Development Program of the Year, Deal of the Year, Energy Producer of the Year and the Industry Leadership Award. Chesapeake was one of only two companies selected as a finalist in five or more categories. The company was also honored in 2010 with a Certificate of Recognition for our military reserve recruiting efforts, named a 2010 Best Diversity Company by Engineering & Information Technology Magazine and recognized for Best Investor Relations in Energy Sector and Best Investor Relations Website at the 2010 IR Magazine U.S. Awards.



From our beginning 22 years ago with 10 employees in Oklahoma City to employing more than 10,000 people across 15 states today, Chesapeake has always focused on building first-class human resources within a distinctive corporate culture.

« A Chesapeake rig drills in the Marcellus Shale, where the company is the leading leasehold owner, largest producer and most active driller.

Recent Events and a Better Way Forward

You may be aware that I have been outspoken in attempting to persuade our country's political leadership to recognize that the discovery of vast resources of unconventional natural gas and oil in the U.S. is a complete game changer for our country from an economic, national security and environmental perspective. After two years of my best efforts and the efforts of many others in the industry, most notably T. Boone Pickens,


NOMAC

Developing great assets begins with great people, such as the hardworking crews of Nomac, Chesapeake's wholly owned drilling subsidiary. Employees take pride in the critical roles they play in finding and delivering natural gas to their fellow Americans.



Rig lights come on at twilight in the Permian Basin of Texas, where crews drill around the clock in the liquids-rich Bone Spring play. This is the newest in a series of energy booms that has enabled West Texas cities like Midland to prosper for almost 100 years.

I am pleased to report that we have apparently finally convinced President Barack Obama and Congressional leadership to recognize that the energy path America is on today is completely unsustainable. There appears to be growing recognition that it is spectacularly dangerous for America to continue importing 9 million barrels of oil per day and exporting more than $1 billion per day in national wealth to oil exporting countries.

America's undiminished appetite for foreign oil has created the largest wealth transfer in the history of the world. The political leadership in Washington, D.C., has not seemed overly concerned about this issue until recently. However, after President Obama's recent speech calling

[1] Reserve replacement is calculated by dividing net reserve additions from all sources by actual production for the corresponding period. We calculate drilling and net acquisition cost per mcfe by dividing total drilling and net proved property acquisition costs incurred during the year (excludes certain costs primarily related to net unproved property acquisitions, geological and geophysical costs and deferred taxes related to corporate acquisitions) by total proved reserve additions excluding price-related revisions.

[2] A non-GAAP financial measure, as defined below. Please refer to the Investors section of our website at www.chk.com for reconciliations of non-GAAP financial measures to comparable financial measures calculated in accordance with generally accepted accounting principles.

- Adjusted ebitda is net income (loss) before interest expense, income tax expense (benefit), and depreciation, depletion and amortization expense, as adjusted to remove the effects of certain items that management believes affect the comparability of operating results.
- Operating cash flow is cash provided by operating activities before changes in assets and liabilities.
- Adjusted earnings per fully diluted share is net income (loss) per share available to Chesapeake common stockholders, assuming dilution, as adjusted to remove the effects of certain items that management believes affect the comparability of operating results.

[3] FORTUNE 100 Best Companies to Work For® listed in the magazine's February 7, 2011 issue.

for a new energy future with greater natural gas usage and increased domestic oil production as two of its primary attributes, it is encouraging to see our political leadership finally grasp that natural gas stands alone as the only affordable, scalable and immediately available alternative to foreign oil and that U.S. oil production can be increased significantly in the years ahead.

The events of the past few months have unmistakably driven home the fact that it is insanity to rely on the Middle East to provide our economy's lifeline of oil. This should be especially obvious when one realizes that during the next 10 years, America will likely export at least another $4 trillion in national wealth to oil exporters around the world. Clearly, our country must demand from its leaders a new and more sustainable energy future.



Advancing technology for cleaner operations: solar panels at a West Texas well power telemetry systems that provide pumpers with real-time information on oil and water tank levels to alarm them when levels near capacity, preventing tank spills.

The combination of these vast new discoveries of unconventional natural gas and liquids provides America with a unique future pathway toward greater energy independence, an industrial renaissance, economic rejuvenation and greater national security.

The good news, however, is that America can now secure a new energy future thanks to Chesapeake and a handful of other leading U.S. E&P companies that have reinvented the process of finding natural gas and oil during the past five years. In doing so, we have discovered twice the resources of natural gas in the U.S. that Saudi Arabia possesses in oil. Furthermore, these same few companies that led the unconventional natural gas revolution have in just the past two years also reinvented the way in which we can find large new oil resources onshore in the U.S. In fact, I believe the U.S. can possibly increase its production of oil from the current 5.8 million barrels per day by 30–50% during the next 5–10 years, thereby potentially reaching the President's 2025 goal of reducing foreign oil imports by 33%, 5–10 years earlier than hoped.

The combination of these vast new discoveries of unconventional natural gas and liquids provides America with a unique future pathway toward greater energy independence, an industrial renaissance, economic rejuvenation and greater national security. I remain fully confident that the marketplace understands this and that over time the U.S. will more fully embrace and utilize clean, affordable, abundant American natural gas and increased domestic oil production as the best alternatives to burning environmentally challenged coal and expensive and dangerous foreign oil.

There is now a clear road ahead toward a more sustainable, affordable, dynamic and independent future if America embraces the remarkable gift of energy abundance that Chesapeake has helped discover in the U.S. You have my commitment, and the commitment of more than 10,000 other Chesapeake employees, that every day we are working hard to create shareholder value and a better future for our communities, our states and our country through the continued discovery and development of unconventional natural gas and liquids.

Best regards,

Aubrey K. McClendon
Chairman and Chief Executive Officer
April 15, 2011

AMERICA'S PREMIER ENERGY RESOURCE BASE »

Chesapeake is the second-largest producer of U.S. natural gas and a Top 15 producer of U.S. oil and natural gas liquids. The company has built a large resource base of high-quality U.S. assets in the Barnett, Haynesville, Bossier, Marcellus and Pearsall natural gas shale plays and in the Granite Wash, Cleveland, Tonkawa, Mississippian, Bone Spring, Avalon, Wolfcamp, Wolfberry, Eagle Ford, Niobrara and Utica unconventional liquids plays. In 2010 Chesapeake increased its focus on applying the geoscientific and horizontal drilling expertise gained from developing unconventional natural gas shale plays to unconventional liquids-rich plays. Our goal is to reach a balanced mix of natural gas and liquids revenue as quickly as possible through organic drilling. We invested approximately $4.7 billion in 2010, net of divestitures, primarily in liquids-rich acreage to provide the foundation for this shift toward more profitable plays.

We own interests in approximately 46,000 producing natural gas and oil wells, and in 2010 we produced approximately 1.035 trillion cubic feet of natural gas equivalent (tcfe) for an average of 2.8 billion cubic feet of natural gas equivalent (bcfe) per day. At year-end 2010, our proved reserves were 17.1 trillion cubic feet of natural gas equivalent, of which 90% were natural gas and all were onshore in the U.S. We have also captured an inventory of up to 115,000 unrisked net future drilling opportunities — almost 50 years worth of drilling opportunities — on approximately 13.2 million net leasehold acres in the U.S. The following highlights Chesapeake's ownership position in our key operating areas.


Rockies
8
Marcellus Shale
4
5
Anadarko Basin
Barnett Shale
1
3
Haynesville Shale
7
Permian Basin
Bossier Shale
2
6
Eagle Ford Shale
Natural Gas Shale Areas
Liquids-Rich Areas
Operating States

NATURAL GAS SHALE AREAS

1 Barnett Shale

Chesapeake is the second-largest producer of natural gas, the most active driller and the largest leasehold owner in the Core and Tier 1 sweet spots of Tarrant and Johnson counties. In January 2010, Chesapeake completed a joint venture and sold 25% of its assets in the Barnett to Total E&P USA, Inc., a wholly owned subsidiary of Paris-based Total S.A. (NYSE:TOT, FP:FP) (Total) for $2.25 billion in cash and drilling carries. During 2010 approximately $480 million of Chesapeake's drilling and completion costs in the Barnett were paid by Total. Total will fund 60% of our share of future drilling and completion costs until an additional $970 million of our costs have been funded, which we expect to occur by year-end 2013. We anticipate using an average of approximately 18 operated rigs in 2011 to further develop our 220,000 net acres of Barnett Shale leasehold, of which 205,000 net leasehold acres are located in the prime Core and Tier 1 areas. On this acreage, we estimate we could drill up to 2,300 net wells in the years to come.



2010 Total Production:
175 bcfe, -27%*, 17%**

12/31/10 Proved Reserves:
3,060 bcfe, -11%*, 18%**

12/31/10 Net Leasehold Acres:
220,000, -24%*, 2%**

Reduction in production and proved reserves were caused by our joint venture sale to Total.

2 Bossier Shale

The Bossier Shale overlies about one-third of our Haynesville Shale acreage. We estimate we could drill up to 2,600 net wells on our Bossier Shale acreage in the future to develop our 205,000 net acres of Bossier Shale leasehold. Because the Bossier lies above the Haynesville, horizontal wells drilled just to the Bossier may not always hold Haynesville rights. As a result, Chesapeake and other producers are drilling aggressively to hold all rights through the Haynesville before the initial three-year term of a typical lease expires, therefore not much Bossier drilling is yet underway. However, once our leases are HBP (held by production) by Haynesville drilling, we plan to focus on developing the Bossier Shale more aggressively beginning most likely in 2013.



2010 Total Production:
0 bcfe, NM, NM

12/31/10 Proved Reserves:
10 bcfe, NM, NM

12/31/10 Net Leasehold Acres:***
205,000, +14%, 2%

3 Haynesville Shale

In early 2008, Chesapeake announced its discovery of the Haynesville Shale, which is located in northwestern Louisiana and East Texas, a reservoir that likely will become one of the two largest natural gas fields in the U.S. (along with the Marcellus) and one of the five largest in the world. The Haynesville Shale is now the nation's largest producing shale play. We are the largest leasehold owner, largest producer and most active driller of new wells in the Haynesville Shale play. We estimate that we could drill up to 6,300 net wells on our Haynesville Shale acreage in the future and plan to utilize an average of approximately 29 operated rigs in 2011 to further develop our 530,000 net acres of Haynesville Shale leasehold. During 2011 we anticipate spending approximately $1.65 billion, or 32% of our total budget, for exploration and development activities in the Haynesville Shale. In 2011 we anticipate reducing our rig count beginning mid year as we complete drilling objectives to hold our leasehold through establishing initial production.



2010 Total Production:
240 bcfe, +182%, 23%

12/31/10 Proved Reserves:
3,570 bcfe, +95%, 21%

12/31/10 Net Leasehold Acres:***
530,000, +2%, 4%

4 Marcellus Shale

Chesapeake is the industry's leading leasehold owner, largest producer and most active developer in the Marcellus Shale play that spans from northern West Virginia across much of Pennsylvania into southern New York. The Marcellus is located in the highest gas-consuming region of the U.S. and therefore receives the best natural gas prices in the nation. We estimate we could drill up to 21,000 net wells on our Marcellus acreage in the future and plan to utilize an average of approximately 32 operated rigs in 2011 to further develop our 1.7 million net acres of Marcellus Shale leasehold. During 2010 approximately $600 million of Chesapeake's drilling costs in the Marcellus were paid by its joint venture partner, Oslo-based Statoil (NYSE:STO, OSE:STL). During 2011 and 2012, 75% of Chesapeake's drilling and completion costs in the Marcellus, up to $1.4 billion, will be paid by STO. We expect that over time, the Marcellus Shale will become the largest natural gas field in the U.S. and the second-largest in the world.



2010 Total Production:
55 bcfe, +175%, 5%

12/31/10 Proved Reserves:
860 bcfe, +231%, 5%

12/31/10 Net Leasehold Acres:
1,670,000, +3%, 13%

LIQUIDS-RICH AREAS

5 Anadarko Basin

The Anadarko Basin is home to four of Chesapeake's liquids-rich plays, which we anticipate will become significant contributors to our growth in the years ahead. Chesapeake was one of the first to utilize modern horizontal drilling methods and has assembled an unrivaled leasehold position in numerous horizontal liquids-rich plays in the basin. Chesapeake will continue drilling with a focus on the Granite Wash, where rates of return are the highest in our company, and with an increasing focus on the Cleveland, Tonkawa and Mississippian liquids-rich unconventional plays. We estimate we could drill up to 11,400 net wells on our Anadarko Basin acreage in the future and plan to utilize an average of 31 operated rigs in 2011 to further develop our current 1.7 million net leasehold acres.



2010 Total Production:
145 bcfe, +4%, 14%

12/31/10 Proved Reserves:
2,440 bcfe, +21%, 14%

12/31/10 Net Leasehold Acres:
1,420,000, +15%, 11%

6 Eagle Ford Shale

As part of a growing emphasis on increasing oil and natural gas liquids production, Chesapeake has built the industry's second-largest leasehold position in the Eagle Ford Shale play in South Texas. In 2010 Chesapeake increased its leasehold from 80,000 net acres at the beginning of the year to more than 600,000 net acres. In November 2010, Chesapeake completed a $2.2 billion Eagle Ford Shale joint venture agreement with Beijing-based CNOOC Limited (NYSE:CEO), whereby CNOOC acquired a 33.3% interest in 600,000 net leasehold acres in the Eagle Ford Shale. CNOOC paid Chesapeake approximately $1.12 billion in cash at closing and will pay 75% of Chesapeake's share of drilling and completion expenditures until the $1.08 billion carry obligation has been funded, which Chesapeake expects to occur by year-end 2012. Our focus has been in the wet gas and oil prone portions of the play. We estimate we could drill up to 5,500 net wells on our Eagle Ford acreage and plan to utilize an average of 23 operated rigs in 2011 to further develop our leasehold position in the Eagle Ford Shale. In addition, we believe that the Pearsall Shale should be prospective for natural gas underneath approximately 75% of our Eagle Ford leasehold.



2010 Total Production:
2 bcfe, NM, NM

12/31/10 Proved Reserves:
110 bcfe, NM, 1%

12/31/10 Net Leasehold Acres:
470,000, +488%, 4%

7 Permian Basin

Chesapeake has built a strong position of approximately 1.2 million net leasehold acres in the Permian Basin including 560,000 net leasehold acres in the Bone Spring, Avalon, Wolfcamp and Wolfberry unconventional liquids plays. This area has the potential to deliver significant upside as we move toward increasing our oil production substantially in the years ahead. We have developed multiple new horizontal oil projects in this area, where we plan to utilize an average of approximately eight operated rigs in 2011 to further develop our leasehold in the Permian and Delaware basins and estimate we could drill up to 4,400 net wells.



2010 Total Production:
60 bcfe, -20%, 6%

12/31/10 Proved Reserves:
770 bcfe, +4%, 5%

12/31/10 Net Leasehold Acres:
1,200,000, -44%, 9%

8 Rockies

Chesapeake is the second-largest leasehold owner in the Niobrara Shale, Frontier and Codell plays in the Powder River and Denver Julesburg (DJ) basins of Wyoming and Colorado. In February 2011, Chesapeake completed a $1.3 billion joint venture agreement with CNOOC, whereby CNOOC acquired a 33.3% interest in Chesapeake's approximately 800,000 net leasehold acres in the Powder River and DJ basins. CNOOC paid Chesapeake approximately $570 million in cash at closing and will pay an additional $697 million in carries by funding 66.7% of Chesapeake's share of drilling and completion expenditures, which Chesapeake expects to occur by year-end 2014. We plan to utilize an average of approximately 11 rigs in 2011 to develop our current 535,000 net leasehold acres with our partner and estimate that we could drill up to 7,600 net wells.



2010 Total Production:
0 bcfe, NM, NM

12/31/10 Proved Reserves:
10 bcfe, NM, NM

12/31/10 Net Leasehold Acres:
800,000, +135%, 6%

Note: Figures do not add to company totals.
* Compared to last year
** % of company total
*** Bossier Shale acreage overlaps with Haynesville Shale acreage
NM Not meaningful



Unconcerned by a Chesapeake drilling rig, antelope continue their daily routines in southeastern Wyoming's Powder River Basin where the company is developing the promising Niobrara Play.

CHESAPEAKE MANAGEMENT PERSPECTIVES



Steve Dixon
Executive Vice President – Operations and Geosciences and Chief Operating Officer

What innovations and advancements have led to CHK's ability to produce liquids from shales and other tight reservoirs?

During the past five years, Chesapeake and a few other leaders in the independent E&P industry have developed expertise in exploiting shales and other tight reservoir formations targeting natural gas through the combination of horizontal drilling and advanced fracture stimulation techniques. This has allowed the commercialization of plays that were previously uneconomic, most notably in shale formations. Part of our success in producing liquids from tight reservoirs has come from the company's ability to extend the technological advances gained in the development of tight natural gas formations to new formations known to contain substantial liquids. This led to our first liquids-rich play discovery in the Colony Granite Wash in 2007. As we have increased our focus on liquids-rich plays, we have benefited from a growing understanding and mapping of petrophysical properties in unconventional formations as well as an enhanced understanding of the geochemical nature of liquids-rich reservoirs. This has allowed Chesapeake to better identify formations most likely to generate liquids-rich production, including more than a dozen new plays for the company. We have subsequently improved the success of our liquids-rich plays through the use of optimal wellbore lateral lengths, better placement of well laterals though advanced wellbore steering techniques and customized fracture stimulation designs for liquids-rich plays that allow the company to achieve a greater stimulated rock volume in low permeability reservoirs. Finally, the advancements Chesapeake has made in developing liquids-rich plays have been made possible through the use of our proprietary Reservoir Technology Center that has become the industry's most advanced shale core laboratory.

It is often said that the energy industry has an aging work force that is fast approaching retirement age. How is Chesapeake addressing this?



Martha Burger
Senior Vice President – Human and Corporate Resources

It is no secret that there is a shortage of experienced professionals in the natural gas and oil industry. The industry downturn of the 1980s and 1990s discouraged many from pursuing energy careers. In the following decades, strong competition from other industries lured away many of the best and brightest science and technology graduates, and today many experienced professionals who stayed in the industry through the downturn are approaching retirement age. As a result, one of our industry's greatest challenges over the past 10 years has been to develop a new generation of natural gas and oil professionals who have the knowledge and experience required to meet the nation's growing energy needs.

In 2000 Chesapeake was one of the first companies to recognize this trend and to understand how recruiting and training a new generation of energy professionals would impact the company's future success and its ability to compete in the industry. At that time, Chesapeake formulated a business strategy to address future staffing needs and decided to create a world-class college recruiting and intern program to recruit the most promising industry talent. Today, Chesapeake hosts more than 150 interns every summer in its internship program, many of whom go on to become full-time Chesapeake employees upon graduation. In addition, we have 350 students who receive scholarships through Chesapeake programs, and our staff of college recruiters has developed strong relationships with professors, department heads and career counselors at the more than 31 universities where we actively recruit.

As a result of these efforts, young professionals in a wide range of disciplines, from scientists and engineers to land management and legal specialists, are being groomed to take over the reins as they learn the business through mentoring, extensive training, development opportunities and challenging work assignments. They are generously rewarded with excellent compensation and benefits, as well as an industry-leading working environment that encourages camaraderie and teamwork. The success of Chesapeake's strategy is apparent: the average age of the company's geoscience, land and engineering departments has dropped from 49 in 2000 to 36 today. In addition, the average age of the company's 4,000 Oklahoma City headquarters employees is 33. Even as some of Chesapeake's employees retire, the company is well equipped with a seasoned work force that is prepared to support and lead the way in Chesapeake's continued growth.



Jeff Fisher
Senior Vice President – Production

What advantages does CHK's unique vertical integration strategy provide?

Chesapeake has built a large inventory of low-risk natural gas and liquids-rich plays that we plan to develop aggressively over the next two decades. As a result, we know that our company will consistently utilize a tremendous (and growing) amount of oilfield services for this resource development. This high level of planned drilling activity will create value for the provider of oilfield services, and Chesapeake's strategy is to capture a portion of this value for our shareholders rather than transfer it to third-party vendors whose interests and investments are not always aligned with ours. To date, Chesapeake has invested in drilling rigs, rental tools, water management equipment, trucking, compression equipment, midstream services, and most recently pressure pumping and fracture stimulation equipment. Chesapeake's activities require a high level of planning and project coordination that is best accomplished through vertical integration and ownership of the oilfield services we utilize. This approach creates a multitude of cost savings, an alignment of interests, operational synergies, greater capacity of equipment, increased safety and better coordinated logistics. In addition, Chesapeake's control of a large portion of the oilfield service equipment it utilizes provides a unique advantage to control the timing of leasehold development. Simply put, faster development of resources maximizes the present value of leasehold. This has been a key advantage for Chesapeake over the past three years as the company has monetized leasehold investments at premium values through our joint ventures.

Will U.S. natural gas prices reconnect with world natural gas prices?



Jeff Mobley
Senior Vice President –
Investor Relations and Research

Natural gas is a premium product and a cleaner-burning fuel than coal or oil-related products, including gasoline, diesel and heating oil. Despite this fact, over the past two years natural gas has received a low price in the U.S. market relative to coal and oil-related products, primarily as a result of a temporary surplus of production. This surplus has been principally caused by high levels of drilling activity as producers focused on holding by production (HBP) leasehold in new highly productive, low cost natural gas shale plays. In essence, producers reinvented U.S. supply ahead of reinventing of U.S. demand. We believe HBP-incentivized drilling on natural gas plays will largely come to an end in 2012, and U.S. demand will soon also be reinvented to allow U.S. natural gas prices to reconnect to price parity with world natural gas prices that have risen to more than double U.S. natural gas prices.

This surge in world natural gas prices has been in response to $100+ oil prices and surging global liquefied natural gas (LNG) demand. In our view, the arbitrage in value between competing fuels is simply too wide. Capital and ideas will flow toward projects that make the most of this price disparity. Chesapeake and other companies are working to create the ability to export natural gas from the U.S. Gulf Coast and other regions in the form of LNG to premium Pacific Rim, European and South American markets, perhaps as soon as 2015. This initiative will also be aided by the widening of the Panama Canal to accommodate large LNG vessels. Furthermore, we believe that the current price disparity between natural gas and oil will increasingly lead to greater use of natural gas in the U.S. transportation system. Whether it be compressed natural gas (CNG) for medium and light-duty vehicles, LNG for heavy-duty vehicles or the commercialization of gas-to-liquids (GTL) natural gas refineries that supplement the U.S. liquid fuel supply stream, we believe that the marketplace will increasingly utilize and embrace natural gas. Chesapeake is working with industry, public policymakers and potential partners on each of these demand reinvention opportunities. Natural gas is clean, affordable, abundant and American. Why *shouldn't* it trade at a BTU premium in the years ahead?



Nick Dell'Osso
Executive Vice President
and Chief Financial Officer

Why is an investment grade rating on its debt securities important to CHK?

We believe that Chesapeake will benefit in multiple ways from an investment grade rating on our debt securities, which we hope to achieve in 2012 or 2013. First, a higher rating would obviously lower the company's borrowing costs over time. In addition, other less easily quantifiable benefits will also accrue to Chesapeake. Higher debt ratings would result in lower costs on long-term firm transportation contracts that we enter into in order to market our natural gas and oil production as well as facilitate our ability to enter into long-term contracts to sell our natural gas production to international buyers in the form of LNG. An improved rating will also enhance Chesapeake's ability to further attract world-class energy companies to participate in our joint venture projects, which profitably monetize a portion of our leasehold investments and also accelerate the development of our resource base. Finally, and perhaps most importantly, we believe that reduced financial leverage and an investment grade rating will lead to a higher stock price and provide further interest from worldwide equity investors.

CHESAPEAKE'S COMMITMENT TO BEING A GOOD NEIGHBOR »

Through volunteer programs and responsible operations, we strive to be the best neighbor possible in every one of our operating areas by investing in our communities.




CHK
CHESAPE
h.e.p.
INITIA E

Employees lend a helping hand at Rebuilding Together in Oklahoma City as part of Operation Blue. This annual volunteer initiative provides employees company time to work on projects in their communities.

INVESTING IN OUR COMMUNITIES »

Chesapeake's sense of civic commitment provides a bountiful harvest of benefits to cities large and small. We partner with groups and organizations across all of our operating areas to improve the communities our employees, contractors, vendors, land and mineral owners call home. We believe the success of our business depends on the strength, goodwill and vitality of those communities. Most importantly, we believe it is the responsibility of every successful business to share success with its neighbors.

In 2010 we gave more than $25 million to charitable organizations and projects across our operating areas, primarily focusing on community development, education, health and medical and social services.

Economic Impact

While much of the U.S. is still struggling to recover from the economic recession, the positive impact of natural gas and oil operations has provided a valuable economic recovery stimulus for states that are home to exploration and development activities. As the nation's second-largest producer of natural gas, a Top 15 producer of liquids and most active driller of new wells, Chesapeake's arrival in a new play stimulates economic activity, augments personal income through jobs and royalty payments, generates substantial tax revenue and sustains communities throughout its operating areas.

In addition to the general economic impact of our activities on local economies, the company's tax contributions are substantial. In 2010 Chesapeake paid approximately $675 million in taxes, including ad valorem, severance, sales, employer, and corporate income and franchise taxes. These taxes pay for ongoing government services and also build and maintain schools, recreational facilities, and parks and roads — at a time when state and local governments are still feeling the pinch of recession. We are proud to support America's economy with our growth while also helping to protect the environment through the greater use of clean-burning natural gas and reducing the country's dependence on expensive foreign oil.

Chesapeake also makes contributions that help improve lives and economies in cities where we operate: $25 million in 2010 alone. For example, this past year we donated $200,000 to establish the Chesapeake Environmental and Recycling Center at Goodwill Industries of Central Oklahoma. The center will provide an additional 80 jobs to disabled Oklahomans, as well as help Goodwill recycle 10 million pounds a year, which equates to one-third of the goods that otherwise would have been destined for Oklahoma City-area landfills. In West Virginia, we helped fund construction of the Morgantown Market Place, a permanent site for the city's farmers' market, creating more business opportunities for local farmers.

Chesapeake's $25 million of charitable giving in 2010


Community Development
Education
Health and Medical
Social Services
15%
7%
24%
54%



Equipping the next generation — West Virginia students hold their new laptops from Chesapeake as part of the company's Discovering Tomorrow's Leaders program.

Chesapeake also supports local chambers of commerce and city councils in all of its operating areas. In the Haynesville Shale last year, we awarded grants to the Shelby County, Sabine Parish and Coushatta-Red River chambers of commerce to help fund tourism, business communications and chamber events. In Texas, we assisted more than 250 civic, professional and community service organizations throughout Johnson, Tarrant and western Dallas counties, and sponsored memberships in 35 local Texas chambers of commerce. By helping local chambers and businesses grow and thrive, we are creating stronger economies.

We also hire locally whenever possible to help stimulate the local economy, and we provide training when the local work force isn't yet qualified for the jobs we have open. For example, when Chesapeake began operating in the Marcellus Shale of West Virginia and Pennsylvania, finding experienced rig workers was a challenge. To meet that need, Chesapeake's wholly owned subsidiary, Nomac Drilling, built the 40,000-square-foot Eastern Training Center and Housing Facility in Bradford County, near Sayre, Pennsylvania. The campus opened in 2010 and serves as a housing facility and training ground for 266 workers at a time. Nomac and Chesapeake host regular job fairs in the region and the lines of interested candidates often extend out the door.

Educational Impact

We are also proud to help prepare tomorrow's leaders today. In 2010 Chesapeake supported universities, schools, academic chairs, scholarships and other educational programs with contributions totaling $5.4 million.

Investing in programs that promote technology and innovation is a key to our country's success. That's why we gave $1.0 million to establish the Chesapeake Energy dormitory for students at the Oklahoma School for Science and Mathematics (OSSM), a public, tuition-free, residential high school located in Oklahoma City for juniors and seniors with exceptional abilities. The extremely competitive school is helping train the next generation of scientists and mathematicians.

We also established the Chesapeake Energy Presidential Scholars Program at the Oklahoma City University Meinders School of Business, making a $5.0 million commitment to be distributed over the next five years. The Chesapeake Scholars Program will provide up to $25,000 per year in tuition to selected students pursuing careers in finance, economics, accounting, marketing, business administration, computer science and information technology. In addition, scholars will take part in a Chesapeake Presidential Leadership Course facilitated by faculty members in coordination with designated Chesapeake leadership coaches, including a Chesapeake senior vice president and OCU alumni.

In 2007 Chesapeake launched a scholarship program in Texas with an initial $1.25 million contribution, challenging the cities of Fort Worth and Dallas to match its gift within a year. The cities responded and matched the gift, so Chesapeake in 2008 added another $1.25 million to the fund, bringing the total to $3.75 million. The Chesapeake Scholarship Fund currently funds the cost of higher education for 48 minority students. The fund provides each student $20,000 a year for up to four years at the school of their choice. To date more than $1.0 million has been distributed to deserving local students.

To help ensure the training of qualified geologists, engineers, landmen and energy lawyers in the next generation, we award scholarships to students pursuing energy-related degrees. We also help mentor them through Chesapeake's Peak Program. Junior- and senior-level scholarship recipients are paired with Chesapeake employee mentors who help develop students' knowledge and provide career advice. There are currently 25 mentors and 40 scholarship recipients participating in the Peak Program.

Our recruiting team also initiated a strategic military recruitment effort during the past two years to hire former military personnel to work in a variety of leadership and crew positions. This effort earned Chesapeake an honor from G.I. JOBS magazine when we were named a 2011 Top 100 Military-Friendly Employer. Chesapeake currently employs 37 men and women who formerly served as junior military officers and more than 100 former servicemen and servicewomen who joined the company through a program called Troops 2 Roughnecks.

In addition to our specific scholarship programs, one-time educational donations and recruitment efforts, in 2010 we gave more than $1.8 million to fund higher education for nearly 400 other students in 12 states through our Chesapeake Scholars program. Chesapeake's scholarships help recruit the best and brightest students and provide educational opportunities in communities where we operate. In Oklahoma City, more than 400 employees volunteer for up to an hour a week on company time at four local public schools. Chesapeake's program has grown to become the largest corporate mentoring program in Oklahoma.

Community Impact

Chesapeake employees have been enriching their hometowns as volunteers for many years. We formalized those efforts in 2009 by establishing an official employee volunteer program, the H.E.L.P. (Helping Energize Local Progress) Initiative, wherein employees are invited to volunteer each month for a variety of organizations from food pantries to animal shelters. Through that program, employees donated more than 26,000 hours to their communities in 2009.

In the summer of 2010, Chesapeake took the H.E.L.P. Initiative to a higher level through the launch of Operation Blue. From Memorial Day through Labor Day, each employee was given four hours of company time to complete the volunteer project of their choice. Our employees eagerly accepted the challenge, and in three months more than 4,900 employees donated 30,900 hours of service to 519 organizations in more than 96 communities across the country. Operation Blue is now an annual volunteer program in which employees roll up their sleeves in the communities they call home.

Chesapeake's contributions take many forms: financial and equipment donations, volunteerism and scholarships. Last year, we made numerous in-kind donations of laptops, reconditioned Chesapeake fleet vehicles and subsidized office space. These contributions provide essential operating tools as nonprofit organizations across the nation attempt to serve more people — often with lower budgets — in tough economic times.

For example, in Louisiana we donated 12 vehicles in 2010, including one to the Panola College Oil and Natural Gas Technology Program, which teaches students about the natural gas industry and provides them with hands-on technical training. Across many of the company's operating areas, we've donated computers to deserving students, schools and organizations through Chesapeake's Discovering Tomorrow's Leaders program. In 2010 the company equipped 14 students with laptops and donated 70 computers to schools or supporting nonprofit organizations.

Chesapeake partners with other companies and organizations to meet basic, practical needs in hundreds of communities. An example is our sponsorship of the annual Day of Caring at the Ganus Center of Harding University in White County, Arkansas. During the event, approximately 1,200 uninsured or underinsured residents received a day of free medical, dental and eye screenings.



Putting food on the table — Employees volunteer at the Regional Food Bank of Oklahoma as part of Operation Blue.

To help cultivate an appreciation for the great outdoors, in 2010 Chesapeake provided $25,000 to REAL School Gardens, a Fort Worth-based organization that establishes gardens at approximately 70 lower income elementary schools in North Texas. At I.M. Terrell Elementary School, students, parents, teachers and volunteers from Chesapeake and other groups worked together to prepare vegetable gardens and flower beds. In addition to teamwork skills and gardening, students learned about nutrition and took home food from the garden's bounty.

We supported servicemen and servicewomen by partnering with the Shreveport Chapter of Operation Support Our Troops, Inc. Our contribution helped offset the postage to send more than 100 care packages to troops overseas. The shipment was the largest in the organization's history and included Christmas cards, games and nonperishable food items.

By investing in the communities where we operate and the people whose lives we touch, we ensure a stronger today and a more hopeful tomorrow.

INVESTING IN OUR WORLD AND OUR PEOPLE »

As we explore for and produce clean, affordable, abundant, American natural gas, we provide an important solution to our nation's energy challenges and its quest for energy independence. With at least a 200-year supply of natural gas located right here in the U.S., this versatile fuel can be used to not only heat homes, create electricity and meet America's transportation needs, but also to fuel the country's future by creating jobs and stimulating local and national economies through investment and taxes.

Environmentally Friendly Operations

At Chesapeake, we realize that the way a great product is produced is as important as the product itself. For example, we have helped pioneer the use of multiwell padsites to drill up to 16 wells from a single location, greatly reducing our land and road use and overall environmental footprint. We use the latest horizontal and directional drilling technology to place wells at a safe distance from homes, schools and businesses. In addition, we build and maintain access roads and work to eliminate soil erosion near our sites, as well as restore local vegetation.

We implement advanced, modern protective measures known as Best Management Practices (BMPs) to help ensure energy development is conducted in an environmentally responsible manner. Procedures are implemented throughout our operations to protect freshwater aquifers and reduce environmental impacts. BMPs protect wildlife, air quality, water and landscapes as we work to develop vitally needed domestic energy sources.

Implemented throughout the entire life cycle of a well, BMPs can be as simple as strategically placing a berm, or land barrier, on locations to control surface water runoff. Others involve cutting-edge operational technologies such as utilizing the most advanced techniques offered in drilling fluids, well casing and cement design. Regardless of complexity, all BMPs are based on the idea that the environmental footprint of energy development should be as small and temporary as possible. These practices are continually evolving and further improving as Chesapeake and the industry develop new innovative techniques and approaches to business.

In addition to our BMPs, Chesapeake has also initiated several innovative internal programs focused on water recycling and greener hydraulic fracturing processes.

Aqua Renew®

Created to meet the challenge of reducing our water usage, Chesapeake's *Aqua Renew*® program uses state-of-the-art technology to recycle produced water. Since the company's preliminary reclamation project in 2006, our focus on water reuse and conservation has become a company-wide endeavor, stretching from the Barnett Shale of North Texas to the Marcellus Shale of northern Pennsylvania.


Aqua Renew
CHESAPEAKE ENERGY'S WATER RECYCLING INITIATIVE

The *Aqua Renew* program has yet to find a limit to how much recycled water could be used without compromising well production. In fact, our Marcellus Shale operations are treating and recycling virtually 100% of produced water (more than 10 million gallons per month) for reuse in our hydraulic fracturing operations. Properly conducted modern fracking is a highly engineered, controlled, sophisticated and safe procedure.

With such large volumes of recycled water, the company is seeing more than just environmental advantages. We estimate that this

Green operations — Chesapeake's Best Management Practices ensure our operations are as environmentally friendly as possible, while protecting our employees, neighbors and the areas where we operate.



process is saving the company an average of $12 million per year in the Marcellus Shale alone.

Green Frac®

Chesapeake's *Green Frac*® program was launched in October 2009 to evaluate the types of additives typically used in the fracking process. As an industry-leading program, *Green Frac* is a decisive move toward an even greener fluid system. By reviewing all of the ingredients typically used in each fracking operation, the program identifies additives that can be removed and tests alternatives. To date, the company has eliminated 25% of the additives used in frack fluids in most of its shale plays.


GreenFrac

Green Frac is also establishing simple guidelines for the company and its vendors to select fracking ingredients that present minimal risks to people and the environment. These guidelines will also be used to increase public understanding of the process and its necessity in the production of American natural gas.



From state-of-the-art training facilities to extensive health and wellness programs, Chesapeake provides employees with the skills they need to succeed both in the field and at the office while creating a well-rounded environment for employees and their families.

Learning from the best — Our commitment to creating a safe work environment continued to grow in 2010 with the founding of the Chesapeake SAFE program. Focused on developing safe behaviors, promoting a safety-conscious culture and eliminating risk in all operating areas, the program has trained more than 4,200 employees and consultants.

Employees

From state-of-the-art training facilities to extensive health and wellness programs, Chesapeake provides employees with the skills they need to succeed both in the field and at the office while creating a well-rounded environment for employees and their families. We are committed to the safety and well-being of our employees, contractors and local populations.

We provide initial and refresher safety and environmental training to our employees and contractors. In addition to classroom and hands-on training, we utilize online environmental, health and safety training focused on company policy and procedures for topics pertinent to the management of our field assets. The range of topics covered includes Occupational Safety and Health Administration (OSHA)-required safety training, such as hazard communication, personal protective equipment, confined spaces and respiratory protection. In addition to operations training, we also provide safe work practices, vehicle safety and specialized training for employees and contractors who perform specific tasks such as emergency response. Specialized environmental training is also provided to address topics such as air compliance, waste management and spill prevention.

In 2010 we conducted a total of 2,306 instructor-led training courses and 67 web-based training courses on safety and environmental programs for employees, contractors, vendors and visitors.

To further our training efforts and emphasize the importance of creating a safe work environment, the company established the Chesapeake SAFE program in July 2010. Through workshop training courses, the program focuses on developing safe behaviors, promoting a safety-conscious culture and reducing risk in all operating areas. By year-end 2010, more than 4,200 employees and consultants participated in 121 workshops in 18 cities across the country.

Chesapeake's commitment to employee health and wellness is also evident at our 72,000-square-foot fitness center, which provides Oklahoma City headquarters employees and their families with on-site access to state-of-the-art health equipment, recreation leagues and group exercise classes. For employees who work outside of our headquarters, we subsidize family fitness memberships and recreational entry fees.

To further promote healthy lifestyles, the company-wide Living Well program provides financial incentives for employees who participate in regular exercise, education, motivation and intervention. In 2010 more than 6,900 employees participated in Chesapeake's Living Well program with more than 70% earning financial awards.

In addition, we provide discounted or free memberships to organizations such as Weight Watchers and cover the cost of most registration fees for local races and fitness events. Throughout the year the company also hosts a number of health-related classes and programs, including our award-winning Live Better Forever program, a dynamic new Your Life Matters mental health initiative and Lunch and Learn seminars.

From our extensive required safety training to our award-winning health and wellness benefits, Chesapeake is dedicated to providing quality resources to ensure the health and well-being of each of our employees.

BOARD OF DIRECTORS



STANDING (LEFT TO RIGHT)

Merrill A. "Pete" Miller, Jr. [1,2]
Chairman, President and CEO
National Oilwell Varco, Inc.
Houston, Texas

V. Burns Hargis [1]
President
Oklahoma State University
Stillwater, Oklahoma

Aubrey K. McClendon
Chairman of the Board
and Chief Executive Officer
Chesapeake Energy Corporation
Oklahoma City, Oklahoma

Richard K Davidson [1]
Retired Chairman and CEO
Union Pacific Corporation
Bonita Springs, Florida

Kathleen M. Eisbrenner [3,4]
Founder and CEO
Next Decade
The Woodlands, Texas

SEATED (LEFT TO RIGHT)

Don Nickles [4]
Former U.S. Senator, Oklahoma
Founder and President
The Nickles Group, LLC
Washington, D.C.

Charles T. Maxwell [3,4]
Senior Energy Analyst
Weeden & Co.
Greenwich, Connecticut

Frederick B. Whittemore [3,4]
Advisory Director
Morgan Stanley
New York, New York

Retiring from the Board in June 2011

Frank Keating [3]
Former Governor, Oklahoma
President and CEO
American Bankers Association
Washington, D.C.

(1) Audit Committee
(2) Lead Independent Director
(3) Compensation Committee
(4) Nominating and Corporate Governance Committee



Louis A. Simpson
Chairman
SQ Advisors, LLC
Naples, Florida

Nominated for election in June 2011

Governance

Our Board of Directors is responsible to our shareholders for the oversight of the company and for the implementation and operation of an effective and sound corporate governance environment. We believe that effective corporate governance contributes to long-term corporate performance. An effective governance structure should reinforce a culture of corporate integrity, foster the company's pursuit of long-term strategic goals of growth and profit and ensure quality and continuity of corporate leadership. Our directors will continue to be diligent in their efforts to preserve the public trust while fostering the long-term success of the company.

OFFICERS »



Aubrey K. McClendon
Chairman of the Board
and Chief Executive Officer



Steven C. Dixon
Executive Vice President –
Operations and Geosciences
and Chief Operating Officer



Douglas J. Jacobson
Executive Vice President –
Acquisitions and Divestitures



Domenic J. Dell'Osso, Jr.
Executive Vice President
and Chief Financial Officer



Martha A. Burger
Senior Vice President –
Human and Corporate Resources



Jeffrey A. Fisher
Senior Vice President –
Production



Jennifer M. Grigsby
Senior Vice President,
Treasurer and Corporate Secretary



Henry J. Hood
Senior Vice President – Land
and Legal and General Counsel



James C. Johnson
Senior Vice President –
Energy Marketing



Michael A. Johnson
Senior Vice President –
Accounting, Controller
and Chief Accounting Officer



Stephen W. Miller
Senior Vice President – Drilling



Jeffrey L. Mobley
Senior Vice President –
Investor Relations and Research



Thomas S. Price, Jr.
Senior Vice President –
Corporate Development
and Government Relations



J. Mike Stice
Senior Vice President – Natural Gas
Projects and Chief Executive Officer
Chesapeake Midstream Partners, L.P.



Cathy L. Tompkins
Senior Vice President –
Information Technology
and Chief Information Officer

FROM PENNSYLVANIA TO NEW MEXICO, WE THANK EVERY MEMBER OF TEAM CHESAPEAKE »

We would like to thank each of Chesapeake's 10,021 employees who brought a unique combination of experience, talent and positive attitude to the company in 2010. Last year the company was honored for the fourth consecutive year with inclusion in the FORTUNE 100 Best Companies to Work For® list at #32, the highest-ranking company in the energy production industry.

1989 (3)
Kinney Louthan
Aubrey McClendon
Patsy Watters

1990 (3)
Kevin Decker
David Higgins
Cindi Williams

1991 (4)
Steve Dixon
Marilyn Pollard
Patti Schlegel
Julie Washam

1992 (2)
Tom Price
Melanie Weaver

1993 (5)
Ralph Ball
David Desalvo
Mike Johnson
Randy Pierce
Dave Wittman

1994 (16)
Barbara Bale
Martha Burger
Michael Coles
Traci Cook
Ron Goff
Greg Knight
Dan LeDonne
Rich McClanahan
Steve W. Miller
Tommy Morphew
Pat Pope
Danny Rutledge
Stephanie Shedden
Ronnie Ward
Shelly White
Gerald Zgabay

1995 (26)
Richey Albright
Paula Asher
Eric Ashmore
Randy Borlaug
Shelli Butler
Melissa Chambers
Dale Cook
Ted Davis
Mandy Duane
Steve Gaskins
Jennifer Grigsby
Gayle Harris
Henry Hood
Lorrie Jacobs
Barry Langham
Cindy LeBlanc
Leland Murray
Fred Portillo
John Qualls
Pat Rolla
Hank Scheel
Charles W. Scholz
Stan Stinnett
Brenda Stremble
Greg Weinschenk
Brian Winter

1996 (29)
Heather Anderson
Jamie Carter
Jasen Davis
George Denny
Tim Denny
Gary Dunlap
Laurie Eck
Jan Fair
Barbara Frailey
Linda Gardner
Charlene Glover
Randy Goben
Jim Gomez
Melissa Gruenewald
Doug W. Johnson
Jim Johnson
Taylor Kemp
Mike Lebsack
Steve Lepretre
Larry Lunardi
John Marks
Sandi Michalicka
Liz Muskrat
Angela Ports
Tommy Putz
Bryan Sagebiel
Kurt Schrantz
Phyllis Trammell
Allan Waldroup

1997 (32)
Linda Allen
Karla Allford
Sara Caldwell
Steve Cody
Kristine Conway
Randy Cornelsen
Michelle Cullen
Bruce Dixon
Greg Drwenski
Mark B. Evans
Joy Franklin
Rob Gilkes
Shane Hamilton
Michael Horn
Eric Hughes
David B. Jones
Mike Ludlow
Sarah Lumen
Lauren Matlock
Sam McCaskill
Bob Neely
Bob Pope
Erick Porter
Jolene Schur
Carolyn Simmons
April Smith
Wilma Smith
Frank Unsicker
Ivajean Wallace
Craig White
Dori Williams
Curtis Williford

1998 (62)
Stephen Adams
Crae Barr
Francy Beesley
Joel Bennett
Leonard Berry Jr.
Susan Bradford
Mark Brown
Randy Brown
Lori Budde
Terry Caldwell
Bob Campbell
Ted Campbell
Sherri Childers
Tana Clark
Jennifer Copeland
David Craycraft
Iris Drake
Mac Drake
Gary Egger
Steve Emick
Dan Estes
Dennis Frick
Stacy Gilbert
Jim Gowens
Kelsey Hammit
Tresa Hammond
Jeff L. Harris
Debbie Hulett
Julie Ingram
Tammy Kelln
Rose Kim
Steve King
Mike Lancaster
Chris H. Lee
Carrie Lewis-Crawford
Craig Madsen
John Marshall
Kim Massey
Allen May
Dennis McGee
Allen A. Miller
Bill Miller
Carey Milligan
David Mobley
Wesley Myers
Bud Neff Jr.
Kathy Nowlin
Don Pannell
Michael Park
Mandy Pena
Matt Rockers
Kelly Ruminer
Greg Small
Bill Snyder
George Soto
Dan Sparks
Linda Steen
Becky Thomas
Jennifer Van Meir
Rusty Walker
Lynn Whipple
Mandy Whipple

1999 (22)
Jonathan Ball
Mel Barker
Sue Black
Dory Douglas
Mark Edge
Jenny Ferguson
Jeanie Fuller
Susan Green
Yamei Hou
Doug Jacobson
Jim Kelley
Lynn Looper
Dea Mengers
Michael Miller
Tammy Nguyen
LaCosta Rawls
Larry Shipley
Michelle Smith
Connie Turner
Courtney Tyson
Tonya Vallerand
Tobin Yocham

2000 (41)
Shellie Ashworth Pollard
Johnnie Bartlett
Doug Bellis
Jan Benton
Bobby Bolton
Jeff Brooks
Becky Cassel
Rachel Clapp
Debbie Curtis
Jennifer Dees
Tammy Fields
Robin Gonzalez
Annie Hamilton
Twila Hines
Eric Hoffman
Ronnie Howell
Jim Kuhlman
Don Lee
Debbie Lloyd
Jay May Jr.
Andrea McCall
Cindy McClintock
Collin McElrath
Courtney Moad
Georgia Moller
Chantelle Porter
Edward Puffinbarger
Mike Sawatzky
Cindy Schwieger
Brent Scruggs
Vance Shires
Stuart Skelton
David W. Smith
Catherine Stairs
Jerry Townley
Nick Wavers
Brenda Wheeler
Bob Whitman
David Whitten
Brent Williams
Bob Woodside

2001 (98)
Jerry Aebi
Karen Albornoz Cranford
Jeremy Allison
Terry Ashton
Betsy Ball
Gloria Bates
Michelle Bender
Bruce Boeckman
Boyce Boelen
Sharon Bradford
Von Brinkley
Deanne Brooks
Marty Byrd
Carlos Caraveo
Biff Carter
John Carter
Keith Case
Marika Chambers
Kristi Clemmens
John Cook
Tim Cook
Juanita Cooper
Jim Corsoro
Leigh Ann Crain
Brian Cunningham
Garry Curry
Shawn Downey
Jeff Eager
Richard Easterly
Tommy Edler
Amanda Elam
Brian Exline
Alex Gallardo Jr.
Matt Gambill
Roy Gentry
Suzie Goolsby
Randy Grayson
Rick Green
Kajsa Greenhoward
Jackie Gross
Johnny Harris
Jeremiah Jackson
Krista Jacobson
Justin Johnson
Keith Johnson
Rob Jones
John Kapchinske
Ginni Kennedy
Edward Killen
Julie Knox
Daniel Koehn
Kennetta Lee
Jeff Lenocker
Julia Lillard
Darwin Lindenmuth
Travis Long
Rita Marple
Jim McHenry
Debbie McKee
Don Messerly
J. C. Morris
Melinda Neher
Lee Nelson
Kevin Newberry
Tim Newville
Deborah O'Neal
Ricky Petty
Dianne Pickard
Catherine Ratliff
Lynn Regouby
Gina Romano
John Romine
Larry Ross
Mike Rossiter
Larry Settle
Dee Smith Jr.
Patrick Smith
Chris Sorrells
Dennis Splan
Jason Stamper
Cindy Stevens
Bill Stillwell
Gary Stoner
Howard Stout
Tim N. Taylor
Jason Thaxton
Alvin Thomas
Rudy Thomas
Robbie Thrash
Larry Watters
Paige Whitehead
Connie Williams
Freda Williams
Dawn Wilson
Brandon Winsett
Marvin Winter Jr.
Larry Woodruff
Amanda Young

2002 (132)
Paula Abla
Nicole Adams
Jenny Adkins
Roger Aldrich
Jimmy Alexander
Brian Babb
Charlie Bagley
Bob Baker
Lynard Barrera
Cindy Barrios
Shane Barron
Dennis Bass
James Beavers
Randy Bergen
Leonard Blackwill
Paul Bowyer
Troy Bradford
Robert Bradley
Don Bredy
Jim Brock
Cindy Brown
Kathy Brown
Lynn Broyles
Jason Budde
Greg Burchett
Aaron Bush
Ernest Byrd
Chris Carter
Paul Childers
Jackie Cooper Jr.
Lori Crabtree
Cary Crusinbery Jr.
James Davis
Trent Delano
Cheryl Delzer
Cathy DeGiusti
Larry Dill
Sherry Dixon
Eldon Eagan
Eric S. Edwards
Michael Falen
Mark Falk
Shawn Fields
Tom Flesher
Viel Flores
Justin Foust
Adam Gaskill
Tamara Gathers
Fred Gipson
Lisa Glover
Cornelio Gomez
David Gouker
Steve Hall
Melvin Harper
John Henry
John Hornsby
John Hurst
Todd Ice
Bud Jackson
Jay Jarvis
Danny Jech
Jim Jinkins
Gary D. Johnson
William D. Johnson
Chris Jones
Joe Jones
Mike Kee
Dax Kimble
Nancy Knox
Greg Kochenower
Jeremie Koehn
Spencer Land
Steve Larman
Ricky Laster
Casidy Lee
Ken Leedy
Stephen Lobaugh
Billy Long
Shawn Marsh
Andrew McCalmont
Mitch McNeill
Richard Mieser
Steve Mills
Sidney Mitchell
Claudia Molina de Wolford
Nathan Morrison
Todd Murphy
Cindy Murray
Jeff Newby
Rick Nunley
John Ortiz
David Parker
Robert Pennel
Ryan Phillips
Sharon Pool
Bob Portman
Eric Powell
Mike L. Reddick
Ronald Reidle
Martin Robertson II
A.D. Robison
Randy Rodrigue
Vern Roe Jr.
Danny Schmidt
Kary Schneberger
Stacy Settles
Dewayne Shaw
Michael Sherwood
Will Shisler
Greg Skiles
Chad Smith
Robin Smith
Maria Strain
Josh Swift
Chris Townsend
Michelle Townsend
Ryan Turner
Rodney Vaeth
Fred Vasquez
Ruben Vega Jr.
Al Warner
James Warner
Michael Weese
Hazel Welch
Leslie Wertz
Eddie Whitehead
John Wilken
Gary Willeford
Mark Willson
Jerry Wilson
Robert A. Wilson
Roy Wilson

2003 (211)
Ronald Aaron
Pat Abla
Corky Baker
Staci Barentine-Bogle
Charlie Bateman
Mike Bechtel
John Biggs
Tammi Bradford

George Bradley
Kim Brady
David Brannen
Aron Bridges
Ronald Bromlow
Jennifer Broomfield
Bryan Brown
Jeff Brown
Heather Brunker
Kenneth Brunson
John Bullard
Bayley Burns
Cyndy Burris
Buster Burton Jr.
Ara Bush
Lori Byrd
Keith Cameron
Bob O. Campbell
Carol Capek
Pat Carson
Gary Carter
Dennis Cerny
David Chisum
Mike Churchwell
Tony Clark
Michael Clinton
Kim Combs
Tom Corley
Brian J. Cox Jr.
Bryan Cox
Michael Cramer
Ann Croan
Jarod Cunningham
Wendy Cunningham
John D. Davis
Jon Davis
Ryan C. Dean
Scott Dickson
Dennis Dix
Derek Dixon
Steve Donley
Shanon Dunlap
Jody Dunn
Jack Elliott
Jimmy Embery
Charlene Ernest
Keith Ervin
Serena Evans
Jim Fansher
Ursula Faus
Mark Ferbrache
Jeff Fisher
Mitch Floresca
Tommy Foust
T. R. Fox
Justin Froehlich
Edd Gabbart
Fred Gagliardi
Travis George
B.K. Gibson
Kenneth Gideon
Dana Ginanni
John Gist
Randy Gladden
David Godsey
Jeff Gorton
Jim Govenlock
Pablo Hadzeriga Jr.
Paul Hagemeier
Buck Hall
Michael Hall
Ronnie Haney
Jessie Hardin
Graham Harris
Roger Harrod
Lisa Hartman
Rich Hearst
Pancho Hendricks
Tara Henry
Glen Hensley
Sue Ann Henthorn
Catherine Hester
Anita Hixon
Lanny Holman
Misty Holtgrefe
Paul House
Brian L. Howard
Roy Howe
Donna Huff
Rosie Hutton
Angela Ingargiola
James Inman
John Jackson
Dave Johns
Tommy Johnson
Joseph Kennedy
David Kerrigan
Melissa Ketchum
Joe Kidwell
Neil Kincade
Danny King
Melvin Kingcade
Matthew Klaassen
Jennifer Knott
Pete Lane Jr.
Jeff Lasater
Al Lavenue
Kathy Leasure
Dustin Lenhart
Nick Little
Dustin Locke
George Loman
Clint Lord
Jason Lowrey
Jack Lowry
Sergio Lujan
Shane Lukasek Jr.
Sharon Luttrell
Mark Mabe
Ali Mallett
Jeremy Marple
Shelly Martin
Alex McCalmont
Danielle McCoy
Kenneth McGuire Sr.
Menecca McHone
Carol McKenzie
Ryan Meacham
Eddie Merkel
R.T. Miller
Jay Monroe
Alfredo Montiel
Lucretia Morris
Huey Morton
Larry Mossman
Paul Munding
Maureen Nelson
Jason Nichols
Tal Oden
Tony Olivier
Rena Owen
Ashley Paine
Tobin Paris
Nancy Parker
Gary Parks
Gale Parman
Kellie Patterson
Donnie Patton Sr.
Andrea Patzkowsky
Michael Phillips
Ronnie Pitts
Brent Pletcher
Jerry Preston
Jennifer Pryse
Ken Rechlin
Wes Redding
Jim Reisch
Mindi Richardson
Matt Roberts
Jody Robertson
Kristen Rogstad
Doug Romero
Mark Russo
Beverly Sampson
Larry Savage
Bob Schmicker
Dave Schoonmaker
Kily Seaman
Janet Selling
Keith Shahan
Clay Shamblin
Aaron Siemers
Stacy Smith
Joyce Stanmire
Scott Stearman
Marla Strack
Luke Strickland
Michelle Surratt
Blake Surrell
Jaime Tatro
Amber Thomas
Chevy Thomason
Jerry Todd
Scottie Trejo
Seth Unruh
Julio Vasquez
Larry Ventris
Johnny Voth
Keith Wagnon
Josh Wangler
Brad Watkins
Noel Way
Dan Welch
David Wernli
De Ann Williams
Nicole Williams
David B. Willis
Bill Wince Jr.
Martin Wise
James Worsham Jr.
Todd Wright
Linn Yousey
Lori Zang

2004 (326)

Greg Adams
Justin Adams
Carol Adler
Gary Allen
Stephanie Allsbury
Tim Andrews
Ronald Babers
Kristi Bacon
Jeffrey Bailey
Bobby Baker
Jeff Ballard
Eric Barbee
Paul Baresel
Tina Barnhill
Damon Beasley
Geoff Beaulieu
Curtis Blake
Lorraine Blanchard
Kelsey Blenden
Bradley Blevins
Lee Blevins
Aaron Bloedow
Courtney Blood
Deborah Bond
Brian Booker
Tad Boone
Kristin Bottom
Thomas Boucher
Angela Boulware
Rudy Bravo Jr.
Avis Bray
Jeff Bray
Dustin Brinkley
Jeff Brinlee
Terri Bristow
Darren Brittain
Anita Brodrick
Donald Bromlow
Brad Brown
Dan Brown
Diana Brown
Harlan Brown
Jason J. Brown
Pamela Brown
Travis Brown
Aaron Buchanan
Craig Buck
Kingsley Burke
Jackie Burks
Josh Burris
Tim Butkus
Amber Butler
Juan Calbillo
Mike Campbell
Christopher Cantrell
Randy Cantwell
Larry Carter
Lupe Castro
Jana Cathers
Michael Chester
Yong Cho
Tony Churchill
Cherokee Clark
Justin Clark
Carolyn Coble
Brenda Coffman
Rich Colbert
Paul Coleman
Craig Collins
Andrea Conner
Hershel Conrad
Jennifer Cooksey
Melissa Costello
Danielle Costilla
Lorrie Cottam
Cole Courson
Patrick Crain
Sharon Crain
Tim Crissup
Kizzy Crowell
Justin Cruse
Cathy Curtis
Ryan Curtis
Glenn Cushenbery
Clint Daily
Evelyn Daniel
Robbie Dean
David DeLaO
Alene Do
Kelly Dobbs
Johna Dodson
Kirk Dougherty
Dustin Drew
Chuck Duginski
Peggi Elliott
Brian Ellithorp
Carlos Evans
Robin Evans
Sheila Even
Ron Everett
Libby Fanning
Erik Fares
Fred Ferbrache
Dustin Fick
Jeremy Finefrock
Jeff Finnell
Jarod Fite
Walter Fletcher
Tommy Ford Jr.
Anville Francis
Linda Fries
Terry Frohnapfel
Gary Garrison
John Garrison
Guy Gaskill
Paul Geisinger
Ronnie Givens
Josh Glancy
John Glynn
Linda Good
Michael Goossen
Jennifer Granger
Angie Green
Coty Greer
Bonnie Griggs
Mark Hadlock
Victor Haley
Katy Hampton
Rachael Hanoch
Andrew Hanscom
Joel Harris
Robert Hart
Melanie Harvey
Linda Havrilla
Heather Hawkins
Rebecca Henderson
Tim Henley
Chris Henry
Francisco Hernandez
Randy Herring
J. D. Hertweck
Melissa Heusel
Kevin Hill
Danny Hink
Randy Hodge
Buz Holloway
Latania Holt
Alan Horton
Doug Howeth
Will Hubbard
Lauren Humphrey
Cristy Hutchens
Mark Hylton
Jamie Jackson
Randy R. Jackson
Jeff James
Ryan Jameson
Jayson Janes
Amanda Jeantet
Jeff L. Jones
Steven Jones
John Keeling
Shamara Keith
Bill Kerby
Jason Kneedy
Brenda Knight
Brett Knight
Josh Komarek
Matt Kopf
Pam Koscinski
Jennifer Landers
James Lardner
Cory Lewis
Shea Lewis
Brent Lightsey
Melvin Like
Harold Lopez
Justin Lucas
Barbara Lydick
Luke Lyons
Stanley Major
Tara Martin
Lolo Martinez
Rogelio Martinez
Bill McBrayer
John McCartney
Kelly McConnell
Duane McDowell
Mike McGinnis
Donna McGriff
Natalie McNeil
Ryan McNeil
Cliff Merritt
Matthew Milledge
Pat Mills
Sheldon Mills
Rodolfo Molina
Elton Monroe
Kendra Monroe
Penny Montgomery
Dana Moore
Sim Morgan
Jimmy Morris
Elisa Mount
Mark Murray
Tim Murray
Chuck Myers
Todd Nance
Michael New
Rich Newton
Shery Orahood
Steven Owen
Regan Paquette
Lindsey Pargeter
Glenn Parker
Ryan Parman
Walter Patten
Deone Pearcy
Chris Pennel
Andrea Penner
Raymond Perez
Dwain Peterson
Randall Pierce
Debbie Piette
Dennis Plemons
Keitha Plumlee
Bryan Potter
Janae Power
Kelly Price
John Priest
Flo Prieto
Josh Purcell
Odie Quigley
Shelly Quimby
Loren Raley
Brad Ralstin
Juan Ramirez
Jeff Ramsdell
Tom Reasnor
Shannon Reed
Doug Reuss
Jack Rhine
Dusty Rhoads
Tiffany Rhodes
Jerry Rhymes
Renee Riebe
Gary Robbins
Bill Roberts
Chip Roemisch Jr.
Richard Rosencrans
Kelly Rother
Mary Ann Sanders
Larry Satterfield Jr.
Perry Scheffler
Heather Scoggins
Joel Scott
John Seldenrust
Juan Serna
Steve Serna
John Sharp
Jack Shaver
Paul Shelite
Gene Shepard
Kyle Shipley
Paul Skelton Jr.
Stacy Slater
Julie Slaton
Clay Smith
Mark Smith
Monte Smith
Jewel Sneed
Gail Spencer
Robert Sperandio
Adria Sprigler
Terry Stafford
Daryl Stallings
Steve Steadham
Joe Stewart
Pete Stewart
David Stone
Travis Stout
John Stoute Jr.
Tom Stovall
Bob Streeter
Kelsey Swinford
Mark Syzemore
Barry Tarman
Ray Taylor
Jon Terrell
Randall Thomas
Renee Thomas
Robert Thompson
Kelly Thomsen
Ryan Thomsen
Cathy Tompkins
Tom Treece
T.J. Treece
Billy Trent
John Uhlenhake
Billy Uptigrove
Anji VonTungeln
Aaron Vrbenec
Fred Wanker
Bryce Ward
Kyle Welcher
Tom Wible
Jackie Wicks
Andy Widmer
Leon Wildman
Jill Willey
Chase Williams
Randy Williams
Antoine Wilson
Kelly Wilson
Dave Winchester
Jeff Wolf
Dana Woo
Carla Wood
Harold Wooley
Landon Worth
Jose Yanez
Mark Yeisley
Becky Young
Josh Young
David Zerger
Steve Zmek

2005 (745)

Daniel Abeyta Jr.
Jim Adams
Julius Adams
Robert Adams
Tony Adams
Ronald Addington
Christa Adkins
Jamie Adkins
Jeff A. Adkins
Jeff J. Adkins
Wayne Adkins
Nancy Aguilar
Reford Alcorn
Bill Allbright
Cindy Allen
Claude Allen
Erin Allen
Sandy Alvarado
Fred Amburgey
David Anderson
Jeff D. Anderson
Gary Anthony
Randy Anthony
Linda Arambula
Dawn Arismendez
Lee Arnold
David Atha
Matt Atkins
Melissa Atkinson
Jeffrey Atteberry
Ryan Atwell
Rebecca Avant
Brian Bailey
Leigh Ann Bailey
Marty Bain
Kyle Baker
Melvin Baldridge
Gary Barnard
Rick Barnes
Mark Barringer
Shawn Barron
Karen Bartley
Cody Barton
Bob Bary
Dustin Baxter
Traci Bean
Thomas Beaty
Tyler Beaver
John Beckwith
William Bennett
Cornelius Birmingham
Andrew Black
Kenneth Blackburn
Jackie Blanchard
Ron Bliss
Dot Blythe
Buddy Boeckman
Nick Boeckman
Charlie Boggs
Timothy Bohannan
Raymond Bohnet
K.P. Boland
Corey Bolding
Ronnie Bonnett
Adam Bos
Tim Bostick
Mark Bottrell
Joe Bradford
Everett Bradley
Kenny Bragg
David Branham
Debra Branham
Gail Branham
Del Brazeal
Chris Brennan
Jordan Brim
Ronald Brisendine
Brent Bromlow
Donna Brown
Richard Brown
Kathy Buckley
Nichole Buersmeyer
Vicki Bumpas
Kara Burch
Rodney Burgess
Steve Burnett
Abiel Buruato
Ronnie Bynum
Gavan Byrd
Skye Callantine
Deric Canary
Michelle Cantrell
Steve Cantrell
Silas Carnes
Dennis Carpenter
Krista Carpenter
Mendy Carpenter
Shannon Carrion
Cathy Carter
Kyle Carter
Zulema Casas
Cassie Casto
LuAnn Chance
Darrel Chandler
Donald Chaney
Mike Chapman
Richard Chin
Nikki Church Lemon
Cathy Clark
Charles Clark
Linda Clark
James Clay



OKLAHOMA CITY, OKLAHOMA ***Chesapeake's IT team manages nearly 2,000 servers and 1.5 million gigabytes of storage to support business functions for more than 10,000 employees.***



SLIGO, LOUISIANA *Wellsite planning is critical to the development of regions where one play is stacked atop another, such as the Haynesville and Bossier shales in northwestern Louisiana.*

Dana Clayton
Jack Clement Jr.
Bryan Clevinger
Paul Coffey
Jackie Cole
Robert W. Coleman
Kevin Collins
Tiffany Collins
Christian Combs
Douglas Combs
Gary Compton
Michele Compton
Bill Connard
Paul Conway
Phyllis Copley
Curtis Corcoran
Mike Cornette
Geron Cottam
Tim Cottrell
A.J. Cox
Elsie Cox
Marisa Craig
Dennis Crisp
Vernon Crumm III
Joshua Crystal
Charlotte Cullifer
Larry Cunningham
Ronnie Cunningham
Arthur Curry
Billy Curry
David Cutright
Bo Daniel
Christy Dare
Fred Daugherty
Donald Davey
Emily Davis
Jacob Davis
Khari Davis
Lisa Davis
Rod Davis
Ricky Daw
Irene Da Rocha
Mario Delao
Aletha Dewbre-King
Hank DeWitt
Brent Dixon
Darrell Dollens
Pete Dominguez
Tyler Doolen
Barney Dosier
Dustin Durkee
Stephen DuBois
Houston Eagleston
Joe Earley
Anthony Earnest
Nate Easter
Michael Edwards
William Edwards
Travis Egner
Eric Eller
Robert Elliott
Bryan Ellis
Linda Ellis
Kay Elrod
Alan Elswick
Ricky Endicott
Angie England
Ranulfo Escamilla
Alison Estus
David Eudey
Sara Everett
Stacy Evett
Deanna Farmer
K.C. Ferguson
Mark Ferman
Cori-Dawn Fields
Brad Finley
Donald Fisher
Doyle Fisher
Jeff Lane Fisher
Marc Fleischer
Adam Flores
Meara Foreman
Darcie Foster
Jason Fournier
Ricky French
Victor Frias
Bret Frie
Mike Friend
Rodney Friend
Mindi Friese
Andy Fritsch
Rachael Fugate
Toby Fullbright
Dennis Gagliardi
Michael Gallo
Beau Galloway
Cleab Gamble
Alma Garcia
Lori Garcia
Tonya Garrett
Fred Gates
Liz Gerhard
Josh Gibson
John Gilbert
Rhonda Giles
David Gilliam
Keith Glasgow
David Glass
Zane Glasscock
Jason Glassey
Mitch Goble
Dave Gocke
Brian Goins
Heather Gomez
Alex Gonzalez
Martin Gonzalez
Paula Grace
Brian Graefnitz
Daniel Graham
Henry Granados
Jay Gray
Kenneth Gray
Stephen Gray
Rodney Greathouse
Marcus C. Green
Shane Green
Tracy Green
Brady Greer
David Griffith
Greg Gromadzki
Ronnie Guerrero
Dave Gum
Todd Gum
Jim Gumm
Rodney Gunter
Roberto Gutierrez
John Gwynn
Patty Haffey
Lea Hain
Ronald Halbert
Donny Hale
Garrett Hale
Paul Hale
Barb Hall
Don Hall
Marcus Hall
Mike Hall
Joe Halstead
Wheeler Hammit
Buddy Harbison
Rusty Hardin
Lonnie Harl
Dewey Harless
Mike Harless
Nathan Harless
Shanna Harmon
Earl Harris
Michelle Harris
Phyllis Harris
Tom Harris
Denise E. Hart
Kenneth Hartfield
Steve Harvath
Randy Hatfield
Daniel Hattaway
Tyler Hawkins
Joe Hays
William Hays
Brian Heckert
Fred Hein
Justin Heinken
Jill Heitert
Darin Herndon
Craig Hicks
Eric Higgins
John Highfield
Donna Hilderbrandt
Rick Hill
Kay Hillabold
Juan Hinojosa
Arthur Hoehne
Gary Hohenberger
Thomas Holland
Nathan Holloway
Pat Holman
Alfred Hooper Jr.
Randy Hooper
Drew Hopkins
Tim J. House
Tim M. House
Lindsay Houston
Brian Howard
Doyle Howard
Kelli Howard
Greg Howell
Sonny Htoon
Paul Huggins
Jeff Huelskamp
Christine Hughes
Larry Hughes
Rodney Hughes
Zachary Humphrey
Jason Ille
Betsy Ireson
William Ireson
Johnny Ison
Bryan Jackson
Mike Jackson
Kris Janzen
Bruce Johnson
George Johnson
Mark Johnson
P.J. Johnson
Steve S. Johnson
Kevin Johnston
Lonnie Johnston
David S. Jones
Fred Jones
Mark Jones
Pat Jones
Greg Jordan
Jessica Jorns
Frances Jowers
Joe Juarez
Larry Justice
Erin Kaiser
Brandon Kammerer
Kevin Kappes
Earl Karickhoff
Robert Keenan
John Keller
Earnest Kelough
Brad Kemp
Ron Kendrick
Mike Key
Tommy Kidd
Donna King
Gary King
Ryan Klein
Mark Knapp
Brad Knight
Andrew Kock
Jennifer Kraszewski
Rusty Kreizenbeck
Kim Kremer
Kris Kuehn
Linda Kurtz
Jim Kwasny
Anthony Lafferty
Bill Lafferty
Paul Lafferty
Sidney Lane
Karen Langley
Henry Latimer
Mike Laue
Will Lawler
Ronnie Lawrence
Gina Lawson
Joshua Lawson
Larry Lee
Keith Lehman
Brad Lemon
James Lenhart
Shannon Lenhart
Marty Lesley
John Paul Leslie
Dustin Lewis
Al Leyva
Jason Lierle
Wayne Light Jr.
Dan J. Lopata
Becky Lorton
Michael Lovelace
Michael Lovero
Dwayne Lowe
Jason Lundy
Paul Lupardus
Shauna Lyon
Sean Macias
Angie Mackey
Craig Manaugh
Amy Marburger
Robert Marsh III
Jace Marshall
Billy Martin
Danny Martin
Deb Martin
James Martin
Randy Martin
Robert Martin
Thomas Martin
Chema Martinez
Homer Martinez
Bill Mathews
Thomson Mathews
Mack Matthews
Bruce Matthey
Jeff Maxwell
Mike May
James Maynard
Andrea Mays
Vicki McCabe
Dax McCauley
Chris McClaine
Mike McClellan
Jackie McComas
Thomas McComas
Meri McCorkle
Johnny McCoy Jr.
Rocky McCoy
Gene McCutcheon
Casey McDonough
Vanessa McDougal
William McFadden
Terry McGrady
Jeff McGuire
Donny McHenry
Amy McIlhenny
Arlie McKee
Keith McKee
Nick McKenzie
Bill McKinney
Doug McPherson
Dirk McReynolds
Donnie Meade
Dan Melcher
Bruce Melton
Oscar Mendoza
Saxon Mesa
Paul Messer
Casey Miller
Cathy Miller
Daryl Miller
Jeff Miller
Kelli Miller
Mark Miller
Eligah Mills
Tom Mills
Maya Mims
Kyle Minyard
Greg Mitchum
Jeff Mobley
Cheryn Mok
Stephen Mollett
Jim Moore
Michael L. Moore
Sherrie Moore
Teresa Moore
Dave Morehouse
Jose Moreno III
Phil Moser
Jim Motteshead
Doug Mullins
Jaime Munoz
Dan Muret
Sean Murphy
Justin Murray
Bhavin Naik
Tim Nance
Tim Napier
Rusty Nash
James Neal Jr.
Scott Nease
Donna Neel
Jarrod Newberry
Kena Newman
Roger Newsome Jr.
Robert Niavez
Sid Niles
Justin Nimrod
Kelly Nix
Curtis Nixon Jr.
Kenneth Nolan
Greg Northern
Adam Olivares Jr.
Michele Oliver
Dara Oney
Charles Osborn
Billy Osendott
Bryan Ott
Kary Ott
Katie Overton
Rodney O'Brien
John O'Neal
Tony Padgett
Joe Paetzold
Wray Paine
Bill G. Parker
Matthew Parker
Michael W. Parker
Toni Parks-Payne
Amanda Parsons
Trisha Pate
Hoot Patterson
Kevin Patterson
Kenneth Payne
Deborah Payne-Sherwood
Tom Pepper
Brooks Perry
Gena Perry
Jody Perry
Mike Perry
Joe Peterson
Donald Petzold Jr.
Teresa Pexa
Kevin Pfister
Greg Pichler
Michael Pickens
Susan Pickens
Joe Pierce
Billy Pillars
Josh Pitts
Steve Poe Jr.
Harold Porter
Johnny Porter
LaTonya Porter
Leon Potter
Jared Pounds
Cara Pourtorkan
Reco Preece
Bob Price
John Prichard Jr.
Jennifer Prince
Martin Province
Bobby Putman
Jeff Raines
Weldon Rainey
Larry Raleigh
Keith Rasmussen
Billy Ratliff
Jennifer Ratliff
Peter Rauscher
Donna Ray
Lonnie Ray
Vickie Ray
Gavin Reed
Kenneth Reed
Melissa Reed
Nathan Reed
Stevie Reed
Brian Reeder
Lorrie Renfro
Philip Renner
R.J. Retzer
Jeffery Rhoades
Stewart Rhoades
Jerad Rhodes
Mike Rice
Ray Rice
Bill Richardson
Chad Richardson
Joni Richardson
Ralph Riffle Jr.
Johndetta Riley
Johney Riley
Steven Riley
Brandon Ripley
AJ Risner
Nakita Rizzo
John Robinson
Rusty L. Robinson
Pedro Rodriguez
Brad Rogers
Cliff Rogers
Dionne Rogers
John F. Rogers
Chuck Rose
Dayton Rose
Kristin Rose
Hargis Ross
Lloyd Rubottom
Gary Russell
George Russell
Jim Russell
John Ryza
Scott Sachs
Clinton Salyers
Gary Sanders
Jason Sarakatsannis
Carl Sargent
Jay Savill
Brandon Scheffler
Rob Schindler
Doug Schmidt
Randall Schultz
Greg Schwerdtfeger
Emily Scott
Kathy Scott
Bart Seaman
Jennifer Sebo
Larry Segar
Steve Seliquini
Ivan Semien
Perry Settles
Gail Shackelford
Tommy Shaffer
Arco Sharp Jr.
Jackie Shaver
Stan Shaw
Donald Shelley
Marvin Shepherd
Greg Shingleton
Tammy Shingleton
Mike Short
John Shreve II
Odie Shreve
Lee Shreves
Derrick Sier
Bob Simmons II
Brian Simmons
Justin Simonton
Billy Sims Jr.
Cami Sims
Leo Sinnott Jr.
Brian Skidmore
Ralph Skinner Jr.
Charles Sloan
Malcom Slone
Miranda Small
Eric Smith
John Smith
Jonathan J. Smith
Lindsey Smith
Roy Smith
Scott Smith
Stephen Smith
Ronald Snyder Jr.
Manuel Soriano Jr.
Myron Sowards
James Spiller
Keith Spitzenberger
Larry Stacy
Briana Steelman
Tarza Steiner
Robert E. Stickler II
Robert Stickler
Jason Stidham
Justin Stinson
Jayson Stock
Brandon Strack
Lola Strickland
Dave Stumbo
Scott Sullivan
Travis Sullivan
Todd Swartzbaugh
Anthony Sweeney
Charles Switzer Jr.
Jim Tampke
Philip Tanner
Mike Tarpley
Brian Tatro
Gearold Taylor
Jody Taylor
Stephen Taylor
Carole Tear
Eric Tennant
Steve Tharp
Joe Thomas
Lawrence Thomas
Val Thomas
Willie Thompson Jr.
Mike Tigner
Billy Timmons
Kelly Torri
Cheryl Tramell
Huy Tran
Matej Triska
Scott Truesdale
Vernetta Tubbs
Kristi Turner
Matt Turner
Susan Tuter
Kenna Ulderich
Sharon Ulmer
Jason Undegraff
Dana Vaden
Joseph Valerio II
Banner Vanderpool
Jakie Vaughan
Ryan Veirs
Suzanne Victoria
Lupe Villarreal Jr.
Tammie Voelker
Lindsey Von Tungeln
Kenneth Wagoner
Benny Wallace
Charles Wallen
Richard Walls
Leonard Walters
Justin Wardrop
Brian Wasinger
Karen Watson
John Weaver
Ginny Webb
Thomas Webb
Lisa Webb Johnson
Shae Weddle
Jeff Weides
Keith Wells
Lee Wescott
Kyle White
Larry White
Mallorie White
Dan Whitmarsh
Valerie Wible
Charles Wilburn
Dale Wildman
Brooke Wiley
Mark Wiley II
Lisa Wilkinson
Dallas Williams
David S. Williams
Nancy Williams
Terry Williams
B.J. Williamson
Jason Williamson
Hack Willis
Ronnie Willis
Kent Willoughby
Brian Wines
Kelli Witte
Brad Wittrock
Justin Wollenberg
Julie Woodard
Donald Woody
Ricky Workman
Leann Wright
Yandy Yarbrough
Doug Yeager
Danna Yeargin
Bo Youngblood III
Justin Zerkle

2006 (1,073)

Russell Ables
Jessica Acker
Claude Adams
James Adams
Kelli Adams
William Adkison
Ethan Adler
Rohit Aggarwal
Kris Aldridge

Daniel Alford
Kenny Alford
Jamie Allen
Joshua W. Allen
Jimmy Allred
Billy Alven
Joe E. Aly
James Amelung
Bob Amyx
Carol Anderson
Gary Anderson
Randi Anderson
Shelby Andrew
Melanie Andrews
Howard Arnold
Zachary Arnold
Liz Arthur
Thad Ashcraft
Kevin Ashley
Amy Askew
Micah Assulin
Jennifer Atwell
Roger Averitt
David Avery
Ed Back
Misty Baeza
Tim Bagby
Allen Bagley
Michael Bahrenburg
Ronald Bailey
Butch Baird
Charles A. Baker
Dennis Baker
Sitaraman Balakrishnan
Boomi Balasubramaniyan
Christa Ball
Michael T. Ball
Lisa Ballard
Janice Balliet
William Barker
Dean Barnes
Keith Barrett
Cecelia Barrington
Joshua Barton
Lorie Barton
Brandon Bashaw
Warren Bass
Douglas Baughman
Tammy Baxter
Tim Beard
Tiffany Beaver
Terri Becker
Steven Beckett
Jim Bedford
Clint Beeby
Steve Beeson
Danny Beets
Bo Bekendam
Robyn Belew
Paige Benedict
Cheryl Bennett
Garrett Benton
John Bergman
Sharon Berkley
Eric Bess
Robert Bevel
Amar Bhakta
Randy Bickel Jr.
Liz Bicoy
Jacob Biernacki
Pam Billingsley
Matthew Birch
Jeremy Black
David Black Jr
Willis Blaker III
Phillip Blankenship
Emily Blaschke
Tony Blasier
Jimmy Blevins
Doug Bohlen
Richard Bolding
Brandi Bonner
Daniel Borowski
John Bottrell II
Brian Bounds
Barbara Bowersox
Deven Bowles
Donald Bowman
Drew Boyer
Phillip Bradford III

John Bradshaw
Mark Brannon
James Branton
Krystal Brauchi
James Bray
Michael Brenizer
Bradie Brewton
H Briant
Melvin Bright Jr.
Wesley Brogdin
David Brooks
Vernon Broomfield
Rob Brott
Natascha Brown
Rodney G. Brown Sr.
T. Brown
Tyanne Bruce
Timothy Brummage
Greg Bruton
Cheryl Bryan
J.D. Bryant
Kala Buerger
Joshua Buie
Todd Bules
Clifton Bullard
Blair Bunch
Niki Burch
Roger Burford
Darrel Burghardt
Julie Burk
John Burkhouse Jr.
Jake R. Burnett
Jim Burnett
Aaron Burns
Charles Burnsworth
Richard Burrhus
Phil Burrow
Joseph Burton
Dustin Bushnell
Eric Bynum
Tom A. Bynum
Tom Bynum
Scott Byrum
Stephanie Cahill
Jerry Caldwell
Rickie Callender III
Jason Cameron
Johnnie Campbell
Karen Campbell
Kenneth Campbell
Shanna Campbell
John Canary
Bryan Carey
Colt Carpenter
Connie Carpenter
Octavio Carpio
Deborah Carroll
Stephan Carroll
James Carter
Alex Casias
Bernardino Castaneda Jr.
Charles Castelli
Jose Castelo
Aaron Casto
Brandon Cates
Scott Cavner
Gregory Cavness
Cassie Cawyer
Rosa Chacon
Tim Chaloupek
Harvey Chambliss
Paul Charles
David Chavarria
Oscar Chavez
Kathy Cheesman
James Cheshire
Henry Childress
Richard Childress
Stephanie Choate
Twila Christy
Kerry Clapp
Suzanne Clapper
Brandon Clark
David Clark
Dustin Clark
James Clark
Leon Clark
Steve Clark
Jason Claunch
Brad Claypool

Erin Clayton
Eric Clements
Michael Clevenger
Ronald Clift
Lindy Cochran
Robert Cochran
Brent Cockrell
Lauren Coco
Virgil Coleman
Katie Collins
Dee Combs
Jason Conaway
Greg Condray
Andy Conyers
Blayne Cook
Jim Cook
Jacob Cooper
Linda Cooper
Christy Copeland
Scott Copeland
Jeff Cornelius
Justin Cornell
Steve Cornett
Preston Corp
Diego Cortez
Mario Cortez
Janice Cory
Bob Costello
Bobby Costello
Cody Costello
Larry Costello
Stoney Costello
William Coston
Crystal Cottrell
Jereme Cowan
Chris Cox
Jeremy Cox
Steven Cox
Donnie Craft
Tina Craft Grant
Travis Craig
Denise Cramer
Bud Cravey
Joe Creech
Scott Crim
Jimmy Crone
Murphy Crosby
Paul Crow
Casey Culpepper
Melissa Cummens
Ray Cunningham II
Aaron Daharsh
Laurie Damron
David Dani
David Danley
Beverly Dart
Jeffrie Davidson
Betsy Davis
Chad Davis
Garry Davis
Kathy Davis
Megan Davis
Rodger Davis
Ron Davis
Kenny Dawson
Robert Day
Landon Dean
Stanley Dean
Kevin Deeds
Matthew Deel
Tim Deffenbaugh
Gary Dennis
Mark Deshazo
Karl Dexter
Donald DeForest Jr.
Gianny Diaz
Andrew Dickins
Ed Dillard
Robert Dison
Linda Dixon
Michelle Dodd
Nicolas Dominguez
Gary Donley
Stephanie Doty
Dawn Douglas
Greg Douglas
Lorie Douglas
Johnny Dowdy
John Downing
Tammy Dresser

Alfonso Duenez
Dustin Dunlap
Regina Dunlap
Curtis Dunn Jr.
Paul Duren
Jim Durst
Dustin Dye
Tammy Eaton
Robin Ebarb
Michael Eddins
Johnny Egnor Sr.
Craig Elder
Jammie Elder
Jeff Elder
Ebbin Elliott Jr.
Jordan Elliott
Melanie Ellis
Jon English
Richard Enoff
Steven Epps
Jarrod Esparza
Jonathan Eubank
Gary Evans
Jody Evans
Ricky Evans
Ronald Evans
Leann Evers
Ronnie Ezernack
Ricky Farnsworth
Andrew Farris
Marcie Farris
Shyla Fast
Bryan Ferguson
Keith Ferguson
Teresita Ferguson
Perry Fields III
Tommy Fillman
Thomas Finch
Brent Finley
Steven Fisbeck
Dave Fisher
Jerry Fisher
John Fisher
Chris Flanagan
Michael Flanery
Matt Fleischer
Brenda Flesher
Jose Flores Jr.
Garrett Flowers
Terry Floyd Jr.
Danny Ford
Martha Ford
Jimmy Forsyth
Clarence Foster
Clayton Foutch
Jason Franze
Mandie Frazier
Travis Frels
Nicole Fritz
Larry Frost
Sam Frydenlund
Evan Fuqua Jr.
Carol Gaddis
Frank Gagliardi
Martin Garcia Sr.
April Gardner
George Garfield
Javier Garza
Javier H. Garza Jr.
Joel Garza
Raul Garzes
John Gasaway
Douglas Gaston
Scott Gaston
Brian Gauntt
Kennie Gay
Anne George
Jim Gerstner
Bobby Gibson
Steven Giddings
Timothy Giddings
Jon Giffin
Anthony Gilliam
Cameron Gilmer
Jim Gibson Jr.
Ryan Glenn
Jesse Gomez
Lindi Gomez
Zac Gonsior
Alberto Gonzalez

April Gonzalez
Edgar Gonzalez
Julio Gonzalez
Billy Goodnight
Justin Goodson
Lacey Goodwin
Elijah Gordon
Lindsay Gowan
Mitch Grant
Kenneth W. Graves
Billy Gravitt
Ron Gray
Gabe Green
Camm Grim
Lane Grimes III
Rafael Guerra
Henry Gutierrez Jr.
Ricardo Guzman
Darryl Haas
Scott Hackworth
Lance Haffner
Larry Hagelberg
Robert Hagerdon
Wayne Haire
Freddy Hale
Kim Haley
Billy Hallman
John Hamilton
Joy Hamilton
Nathan Hamilton
Nathan Hanks
Joe Hanna
Robert Hanna
Tony Hansen
Randy Hansford
Dustin Hanson
Josh Hardie
Dean Harding
Fawn Hardman
James Hardway
Ryan Harkins
James Harman
Cody Harrel
Bryan Harris
Mike Harris
Robert L. Harris
Terry Harris
Samuel Harroff
Darrel Hart
Donald Hart
Kevin Hartl
Roger Hartley
Steven R. Harvey
Don Harville
Timmy Hass
Darcy Hawkins
Carroll Hayes
Eric Hayes
Christopher Hayward
Robert Hayward
Teresa Hearn
Brad Heath
Sabrina Hedrick
Daniel Henderson
George Henderson
Nicholas Henderson
Mary Henning
Mark Henry
Dan Hensley
Armando Hernandez
Rafael Hernandez
Matthew Herrin
Jamie Hibbs
Joe Hicks
Sid Hicks
Terry Hicks
Jennifer Higgins
Michelle Hileman
Chad Hill
James Hill
Clyde Hinson
Mark Hlatky
Chad Hledik
Justin Hobbs
Jimmy Hodges
Joseph Hodges
Justin Hodges
Patty Hoecker
Eric Hoehne
Chad Hoffman

Henry Hoffman
Lisa Hoffman
Tom Holland
Mike Hollis
Bradley Holman
Bryce Holmes
Timothy Holmes
Michael Holson
Larry Holt
Dustin Homesley
Michael Hommertzheim
Bill Hooper
Kevin Hooper
David Hoover
Melissa Hoppe
Ronnie Hoskins
Bonnie House
Debbie Houston
Scott Howard
Seth Howard
Jason Howe
Kenneth Hubbard
Rachel Hubbard
Cheryl Hudak
Mark Hughes
Marshall Hughes
Kirk Hungerford
Frankie Hunt
Bret Hunter
Tami Hunter
Elbert Idlett
Loyd Idlett
Pete Irby
Jeff Iven
Sherry Izell
Joe R. Jackson
Lindsay Jackson
Marianne Jackson
Pamela Jackson
Javey Jamison
Lance Jamison
Todd Jamison
Eric Jenkinson
Jessica Jennings
Jon Jernigan
David Jirousek
Alex Johnson
Donald Johnson
Randy Johnson
Steve G. Johnson
William Johnson
Jeri Johnston
Joy Johnston
Cindy M. Jones
Gary Jones
Kyle Jones
Travis Jones
Bev Jordan
Doug Jordan
Lauren Jordan
Jeffery Judd
Hunter Kam
Hemant Kataria
Lisa Kaulaity
Troy Keel
Marvin Keeling Jr.
Kenneth Keeton
Belo Kellam III
Larry Keller
Diana Kelley
Tommy Kelley
Tracy Kelting
Sammy Kendall
Kris Kendrick
Josh Kennedy
Joe Ketzner
Russell Kidd
John Kieschnick
Jeff Kiker
Wayne Kimberling
John Kimbleton
Fay Kincher
Jessica King
Richard King
Nathan Kirtley
Jeffrey Klingel
Buzz Knapp
Allen Knippers
Jeff Knoblock
Charles Knotts

Steve Knowles
Laurie Knox
Sanjay Kodam
Blake Koonce
Nathan Kress
Muhamed Kuburic
Sunita Kuburic
Cameron Kuykendall
Hoang Lam
Jane Lam
Tony Lamas
Jerry Lambert Jr.
Corbin Land
Sandra Landgraf
Bob Langdon
Chris Lauhon
John Lawman Jr.
Kelly Lawson
Tom Layman
Ryan Lee
Dave Leopold
Cindy Lewis
Fred Lewis
James LeBouef
Karen Liles
Jim Lindley
Trey Littau
Charles Livingston
Ronald Loeffler
Clayton Long
Ellen Long
Teresa Long
James Looney
David Lopez
Jaime Lopez
Candice Love
Morgan Love
Dustin Lovell
Silvano Lozada-Luna
David Luke
Charlie Lumpkin III
Brent Lurry
Josh Lyons
Emily Lytle
Kevin Mackey
Jeffrey MacKay
Jamie Maddy
Jorge Maldonado
Juan Maldonado
Ramon Maldonado
Monica Malkey
James Manning
Juan Manriquez
Jimmy Manry
Kerry Manuel
Laura Marceilus
Markus Marr
Patty Martin
Braulio Martinez
Valente Martinez
Missy Martini
Michael Marunowski
Bobby Matthews
Maya Maximova
Delores Maxwell
Greg May
Michael Mayfield
Monty Mayfield
Chris Mccormack
Harry Mcgarr
Richard Mcguire
Angela McAlister
Julie McCann
Katie McCord
Lacy McCormack
Garrett McCullough
Shaun McDaniel
David McDougal
Jenni McEachern
Kelle McEwen
Ray McFarland
Meghan McGhee
Todd McGinley
Christopher L. McGinnis
Curtis McIntyre
Irma McIntyre
Patrick McKim
Jessica McLain
Amy McLanahan
Walter McLaughlin

Aaron McLean
Caleb McLoud
Matthew McMahon
Steve McMillen
Beau McMillin
Heather McNeil
Danny McRae
James McWhirter
Donnie McWhorter
Ed Meade
Tom Meadows
Junior Melendez
Douglas Melton
Wes Merchant
Curtis Merilatt
Jarod Merle
Steven Meyer
Barry Michels
Allen Middleman
Allen J. Miller II
Greg Miller
Gregory Miller
Matthew Miller
Ronald E. Miller
Toni Millican
Audrey Mimbs
Benjamin Miner
Jerame Mink
Dustin Minton
Santiago Miranda
George Moats Jr.
Chris Mobley
Janice Modisette
Keith Moffatt
John Moles
Angela Moniger
Andrew Montgomery
Tom Mooney
Deanne Moore
Larry Moore
Michael S. Moore
Walter Moore
Arturo Morales
Guillermo Morales
Hector Morales
Guillermo Morales-Mata
Carroll Morgan
Jay Morgan
Roger Morgan
Nick Morland
Tim Morphis
James Morris
Mike Morris
Nicholas Morris
Ralph Morris
Billy Morsko
Joseph Mortashed
Johnathan Mueller
Gregory Mumme II
Lewis Munn
Danny Murray
Matt Murry
Antoinette Neil
Bree Nelson
JW Nelson
Lacey Neuman
Kyle Nevels
Jere Newberry
Travis Newberry
Lori Nguyen
Thomas Nguyen
Nick Niemann
Drew Nugent
Marvin Odermatt
Jason Offerman
Michael Ogletree
Dennis O'Handley
Anthony Olivas
Michael J. Oliver
Mark Orgren
Christy Orosco
Randy Orsburn
Don Osborn
Darrel Overgaard
Casey Overhultz
De Overstreet
Tammie Owens
David O'Brien
Chris Pace
Thomas Pace

Lindsay Palazzolo
Janie Palma
Kurt Palmer
Robert Palmer Jr.
Betty Paolini
Candy Parker
Julie Parker
Carla Parrish
Umesh Patel
Monte Patterson
John Paul
Michael Payne
Daniel Pearce
Blain Pearson
Kim Pearson
Ariel Pena
Danielle Penland
Terry Perdue
Joe Perez
Marty Pierce
James Pine
Matt Pinion
Jeff Pinter
Roger Pippins Jr.
Lara Pitchford
Brooke Pittard
Michael Pittser
Filemon Plascencia-Aceves
Lori Plumley
Richard Pogue
David Poindexter
Randy Poindexter
Richard Poindexter
David Polve
Matthew Pompa
Taos Pool
Timothy Poole
Raymond Posey
Nick Pottmeyer
Jordan Powell
Joseph Presock
Marsha Presock
Ricky Pryor
Ronald Putman
Matt Queen
Maria Quezada
Mary Quinn
Barbie Quinn Davis
Tyson Raasch
Daren Rader
Mark Raidt
Johnny Rains
Hermenegildo Ramirez
Peter Ramirez Jr.
Bonnie Ramon
Arturo Ramos
Jessie Ramos
Cody Ramsey
Gary Ramsey
Greg Ramsey
Roy Rash
Aaron Ream
Roger Redmond
Galen Reed
Jacob Reeves
Christopher Register Sr.
Keith Reightler
John Reinhart
Brad Rekieta
Allen Remmers
Santhanaraj Rengaiah
Matt Reser
Jorge Reyes
Roger Reyes
Justin Reynolds
Chris Rice
Beth Richards
Henry Riffe
Sandi Riley
Larry Ritter
Gregory Rivera
Courtney Roberts
Josh Roberts
Matthew Roberts
Raymond Roberts
Stacy Roberts
Daniel Robertson
Michael Robertson
Scott Robertson
Scott Robinson
Paul Rodesney
Joel Rodriguez
Maria A. Rodriguez
Robert Rodriguez
Sarah Rodriguez
Juan Rodriguez-Huerta
Jon Rogers
Bailey Rollins
Danielle Roper
Vinson Roper
Glenn Rose
Richard Ross
Robert Ross
Greg Rossman
Scott Rotruck
Loni Rowan
David Rowland
Daniel Rucker
Eric Rucker
Michael Rushing
Dena Russell
Don Russell
Jackie Russell
Dusty Rust
Tracy Rust
Jason Ruth
Matthew Rutledge
Gurpreet Saluja
Kelly Sanders
Matthew Sanders
Dale Sanderson
John Satterfield II
Phillip Saxon
David Schmidt Jr.
Shawn Schmidt
Karen Schmuhl
Lee Sconyers
Bannon Scott
Joseph Scott
Krystle Scott
Larry Scott
Kevin Scoville
David Searls
Scott Secrest
Dusty Seiger
Debbie Seiverling
Dale Self
Kenneth Sell
Jobey Sellers
Jon Selzer
Louis Senkyrik
Clint Sepulvado
Amanda Serna
J.C. Settles
Brooke Shannon
Douglas Shannon Jr.
Jimmy Sharp Jr.
Wendie Sharp
Farley Shaw
Frederick Shaw Jr.
Carroll Shearer
David Shellstrom
Michael Sherman
Michael Shiers
Kurt Shipley
Carl Shorter
Gregorio Silva
Terry Simmons
Christopher Sims
C.J. Sims
Mary Sims
Randy B. Sims
Randy S. Sims
Rickie Sims
Rudy Sims Jr.
Ward Sims Jr.
Trevor Sinclair
James Singhisen
Danny Singleton
Charles Sitton
Bryan Sloan
Nathan Smarr
Eric Smeltzer
Brian E. Smith
Deane Smith
Denise Smith
Emily Smith
Ernest Smith
Jason Smith
Justin E. Smith
Kade Smith
Michael C. Smith
Michael E. Smith
Mitzi Smith
Monte K. Smith
Rusty Smith
Brian Snider
Chad Snow
Rich Snyder Jr.
Pam Soltani
Annie Southard
Becky Southerland
Pete Spadafora
Rodney Spencer
Lou Spitznogle
Derek Spreier
Steve Stafford
Craig Staley
Jason Staley
Don Stanley Jr.
Ronnie Statton
John Stephens
Peter Stephens
Robby Stevens
Roger Stevens
Lyvonne Stewart
Jason Stollings
Michael Stone
Richard Stotler Jr.
Andy Strealy
Russell Streeter
John Strickland
Ronnie Stroh
Perry Studebaker
Rene St. Pierre
John Suter
Roger Sutterfield
Anastasia Svec
Jayce Swartz
Joshua Swartz
Dee Swiger
Kevin Swiger
Colby Tackett
Ronnie Tarver
Donny Taulbee Jr.
Alan Taylor
David P. Taylor
Jack Taylor
Matthew Taylor
Mike Taylor
Sarah Taylor
Andrew Tencer
Nicholas Terech
Daniel Terry
Samson Tesfaselassie
Gwen Thomas
Lacey Thomas
Paul Thomas
Richard Thompson
Travis Thompson
Elmo Tillis
Andrew Tipton
Mikki Tomlinson
Scott Tomlinson
John Toney
Brandon Tree
Stacey Trivitt
Danny Trowbridge
Daniel Truong
Irina Tucker
Steve Turk
Chris Turner Jr.
Corey Turner
Jaffe Turner
Joshua Tycer
Shawna Vance
James Van Alstine
Jeffrey Van Grevenhof
Martha Vasek
Dakota Vaught
Brandt Vawter
Gerardo Velez
Randy Villaire
Dustin Vinson
Brenda Vitatoe
Jonathan Vogel
Curtis Voyles
Robert Wagoner
Huey Wagstaff
Erin Leigh Walker
Noah Walker
Christopher Wallace
Donnie Wallis
Matthew Walters
Matt Warren
Wil Warren
Keith Washington
Matt Watkins
Dusty Watson
James Watson
Luke Watson
Matthew B. Watson
Rod Weatherby
Lauren Webb
John Weber
John Webster
Brad Wechsler
Donald Weed
Jody Weidner
Thomas Weidner
Matt Weinreich
John Weir Jr.
Michael B. Welch
Toyia Wells
Ann Wendorff
Leonard Wesley
Luke Westfahl
Sam Whitaker
Robert Whitbeck
Billy White
James B. White
James K. White
Jerry D. White
Jerry D. White
Christy Whited
Bernice Whiteshirt
Joe Whiteside
Kent Wilkinson
Eric C. Williams
Jim Williams
Joshua Williams
Justin Williams
Marlene Williams
Rashaw Williams
Thad Williams
Zachary Williams
Jeff Willis
Tyler Willyard
Andrew Wilson
Brent Wilson
Chad Wilson
Julie Wilson
Steve Wilson
Trista Wilson
Jim Wimmler
Franklin Windham
Amos Wise
Craig Wittenhagen
Ivan Wolanski
Taunya Wood
Henry Woodruff
Tara Woods
Megan Woodworth
Dan Woodzell
Shawn Wreath
Bradley Wright
Erran Wright
Mary Wright
Michael Wright
Keith Yankowsky
Scott Young
Mina Zaheri
Jason Zielke
Jeff Ziga

2007 (1,165)

Kenneth Aaron II
Robert Abbott
Michael Abila
Clifton Ables
Rodney Acosta
Chris Adair
Christopher Adair
David M. Adams
Jeremy Adams
Victoria Adams
Jamie Adamson
Kevin Agee
Roberto Aguilar-Garza
Yemi Ajijolaiya
Clint Ake
Raymond Akins
Adrian Alaniz
Israel Alaniz Jr.
Leonardo Alcantar-Lopez
John Alcorta
Debbie Allen
Ronnie Allen
Tucker Allen
Jacob Allyn
Ardy Amin
Jeff Amos
Boz Anderson
Cody Anderson
Dusty Anderson
Maribeth Anderson
Rick Anderson
Wayne Anderson
Clenda Andrews
Steve Archer
Kolby Arnold
Roger Arnold Jr.
Jerry Ashley
Robert Atchison
Rickey Avery
Noa Avila
William Aycock
William Bagley Jr.
Kevin N. Bailey
David Baker
Garrett Baker
Joe Baker
Leslie Baker
Teddy Baker
David Baker-Lattie
Chad Bakke
Rick Ball
Robert Ball
Cindy Balsly
Jeremy Banes
Amy Banu
Freddie Barela
Judson Barker
Beata Barna
Craig Barnard
Sharon Barnett
Merrilee Barone
Jorge Barron
Julie Barron
Redmond Barry
Wayne Bartlett
Travis Basinger
Stacey Baty
Laura Bauer
Kimberly Beal
David Beard
Justin Beatty
Cory Beck
Larry Beckwith
Arianna Bedell
Sam Bedri
Rodney Belcher
Ben Bell
Christy Bell
Brooks Bennett
Laura Bennett
Nathan Berg
Barry Bergstrom
Ty Bermea
Pam Bert
Jon Biegel
Marvin Biggar
Bryce Biggs
Randy Billings
Ed Birdshead
Jeremy Birkes
Wes Bishop
Robert Bitner
Quinton Black
Shawn Black
Craig Blackburn
Timothy Blackmon
Jerry Blair
John Blake Jr.
Jared Blakley
Brandon L. Blevins
Sammie Blevins
Blake Boecking
Debbie Boggs
Mercedes Bolen
Richard Bolt
Greg Bommer
Justin Bond
Dustin Boone
Jared Boren
Ryan Bose
Ronald Bowden
Clayton Bowerman
Lesley Bowman
Mike Bownds
Chris Boyd
Diana Boyd
Kyle G. Bradford
Casey Brady
Danny Branch
Jordan Brandenburg
Eugene Branham
Joe Branham
Erika Braver
Dennis Breakfield
Darryl Breland
Lance Breland
Jeff Bridgwater
Eric Britton
Keri Brock
Tanner Broomfield
Deanna Brouillette
Aaron Brown
Eddie Brown
Jason O. Brown
Kenneth Brown Jr.
Scott Brown
Jeff Browning
James Brumley
Kasey Bryan
Joshua Bryant
Rusty Bryce
Jonathan Bryson
Tanna Buie
Kenton Bulson
Shannon Bunner
Tracy Burleson
Tom Burnett
Jerry Burnham
Jerry Burns
Sundee Busby
Louis Bushiey
Rocky Butler
David Byrne
Matt Cagigal
Raymond Cagle
Alan Callahan
Andria Campbell
Ian Campbell
Jeffrey Campbell
Richard Campbell
Adrianne Cannon
Jon Cantu
Chris Carender
Alicia Carey
Terry Cariker
Grant Carlisle
John Carney
Mark Carpenter
Earl Carr
Amanda Carroll
Darry Carter Sr.
Holly Cary
Ben Case
Alex Castaneda
Jose Castellano
Ricardo Castillo
John Casto
Jeremy Caywood
Curtis Celestine Jr.
Crystal Celsur
William Chambers
Kathy Chandler
Gordon Channel
Philip Chapman
Ryan Chappell
Ward Chase Jr.
Jamie Chastain
Lisa Chastain
Armando Chavez Jr.
Steve Chipera
Phillip Chism
Morgan Chrisman
Ronnie Christopher
Richard Chumley
John Churchwell
Rosa Cisneros
Beth Clanton
Darin Clanton
Matt Clark
Sheridan Clark
Dusty Clayton
Charles Clevenger
Colt Clinesmith
Thomas Clouette II
Wayne Cloutet
Andrew Cludius
Ryan Coalmer
Tobie Coffey
Don Cogar
Stephanie Coil
Kyle Coldiron
Adam Cole
Ashley Cole
Dustin Cole
Bob Coleman
Robert T. Coleman
Mark Collier
Joshua Collins
Stephen Collins
Brad Collison
Denise Condos
Dustin Conley
Steven Conn
Dustin Connor
William Connor
Brandon Cook
Nathan Cook
Douglas Cooper
Misty Cooper
Catie Coppage
Ismael Correa
Chad Corwin
Dennis Cottrill Jr.
Michael Counts Jr.
Todd Courson
Brian K. Cox
Jennifer Cox
Robert Crank
Rex Cravens
Tracy Crawford
Gary Crenshaw
Daniel Crihfield
Jeffrey Crihfield
Timothy Criner
Heath Criss
Steve Crocker
Jade Crockett
Zachary Cromer
K.W. Cryer
Robert Cumberland Jr
Terry Cumberledge
Jered Cunningham
Timothy Curnutte
Tasie Dahl
Monte Dain
Steve Daniel
John Daniels
Haley Dark
Josh Darr
David C. Davis
Davy Davis
Donald Davis
Gayl Davis
Kiley Davis
Lynsey Davis
Nathan Davis
Nicole Davis
Duane Decker
Nick Delaloye
Jeff Delancy
Eric Denneny
William Denny
Jerry Derr
Tracey Devera
Dewey Deville
Trey Dewald
Holly DeRousse
Lisa DeSpain
Adam DeVries
Roque De La Torre
Bryan Dilger
Kristopher Dobbs
Martin Dobson
Jensen Doby
Chelly Dolinar
Chad Dome
William Donahoe III
Michael Donisch
Adam Doty
Gary Driskell
J.P. Dube
Jed Dudley
Tim Dugan
Buck Duncan
Jacob Dupuy
Bunky Dussetschleger Jr.
Brian Duvall
Lauren Dye
Laren Easley
Randall Easley
Russ Eason
Dan Eaton
Joseph F. Eddy Jr.
Glenn Edwards
Jason Elder
James Ellard Jr.
Ricky Ellington
Catey Elliott
John Elliott
Lauren Elliott
Murphy Elliott
Adam Ellis
Keith Elroy
Bryan Ely
Amber Embrey
Alex Emerson
Jeremy Engles
Sef Escajeda
Tom Esparza
Joseph Etheredge
Bobby Etheridge
David W. Evans
Megan Evans
Daphne Everett
John Everett
David Fancher
Rosa Farias
Keith Faris
Tim Farrington
James Faulkner
Steven Feisal
Susan Fell
Amy Ferguson
Christina Ferguson
David Ferguson
Joe Ferguson
William Ferrebee
Faith Fields
Elyse Fischer
Jill Fisher
Ranson Fisher
Suzanne Fitzpatrick
Sam Flaming
Stephanie Fleet
Matt Fletcher
Armando Flores
Otoniel Flores
Hoyt Ford
Rob Ford
Christopher Fore
Kodi Foreman
Jim Forney
Jake Forrest
Douglas Fortney II
Russell Fory
Jerry Foster Jr.
Daniel Foulke
Jake Fowler
Sonia Fowler
Tamara Fox
Patrick Franklin
Daron Fredrickson
Teri Freeland
Holly Freeman
Phillip Freeman
Amanda Friese
Joel Fulenwider
Mark Fulkerson
Kimberly Fuller
William Fuller
David Gaddy
Randy Gafford
Juan Gallegos Jr.

Danny Games
Felipe Garcia
Melissa Gardner
Billy Gary
Don Gatewood
Todd Gatewood
Bill Gee
Matthew Gelnar
Joseph Genovese Jr.
Marissa Gibbs
Christi Gibson
Jonathan Gill
Eric Gillespie
Brian Gilliam
Daniel Gilmore
David Gilmore
Shane Glassey
Barry Gober
Neva Godwin
Amy Gonzales
Alfonso Gonzalez Jr.
Francisco Gonzalez
Hector Gonzalez Jr.
Bill Goode
Carl Goodnight
David Gordon
Ashlynn Gosnell
Cody Goss
Jacob Grafa
Zach Gragg
David Graham
Jane Graham
Tim Graham
Lee Grampp
Kenneth C. Graves
Kevin Graves
D'Angelo Gray
Kevin Gray
Tyler Gray
Marcus A. Green
Randy W. Green
Richard Green
Cara Greenhaw
Bruce Griffin
Devyn Griffin
Brooke Grossman
Dave Grumieaux
Roy Guerra
Brianne Gungoll
Donald Gunnoe II
Gilbert Gutierrez Jr.
Jose R. Gutierrez
Summer Gwinn
Charles Gerlich
Timothy Haack
Greg Haddock
Clarence Hadley
Josh Halbert
Lindsay Hale
Trey Hale
Rob Hall
Robert Ham
Zaid Hamdokh
Jeremy Hamill
Erin Hamilton
Heather Hamilton
Weston Hamilton
Carolyn Hancock
Melanie Harless
Michael Harman
Charlie Harrington
Aaron Harris
Amy Harris
Jeff A. Harris
John Harris
Michael Harris
Mark E. Harrison
Daniel Hart
David Hart
David Hatton
Jerry Hausman
Shane Hayden
Charles Hayes
Kelly Hayes
Patrick Hayes
Stephanie Hayes
Doug Haymaker
Mike Haynes
Dustin Hays
Sara Hays

Thomas Hays
Tyler Hays
James Head
Gary Heinen
Lindsey Heintz
Christopher Heiskill
Kelly Helm
Kim Helvey
Rob Hembree
Kim Henderson
Kristi Henderson
TJ Henderson II
Dave Henson
Alvaro Hernandez
Francisco L. Hernandez
Mario Hernandez
Marisol Hernandez
Romualdo Hernandez Jr.
Jude Herring
Richard Hess
Josh Hicks
William Higginbotham
Hillary Higgins
Shane Hilliard
Angelo Hilton
Weston Hinton
Keasha Hobbs
Charles Hodges
Joe Hofer
Duston Hoffman
Eric Holcomb
Dan Holden
Adam Holland
Janice Holloway
Adrianne Holmes
Dennis Holmes
Don Holt
Kyle Holt
Tiffany Hopkins
Greg Hopper
Ryan Horn
Tim Horne
Matthew Horton
Bud Hoselton
Nicole Howard
Joe Howell
John Howell
Ronnie Hubbard
Melissa Huddleston
Tara Hudson
Barry Huggins
Keystone Hughes
Omar Huizar
Tracy Hulsey
Matthew Humphrey
Joe Hunley
Danny Hunt
Steven Hutchens Jr.
Daniel Hyatt
Steven Hyatt
Angela Ibara
Katy Igarta
Gerald Irwin III
Ernie Isenhart
Kate Ivey
Monsuru Iyanda
Alan Jackson
Angela Jackson
Beverly Jackson
Kristine Jackson
Larry Jacobs
Cody Jacoway
Jeremy James
Ken James
Tommy Jamison
Victor Jaramillo
Stephanie Jaronek
Billy Jeffers
Clint Jennings
Li Jett
Pablo Jimenez
Billy Johnson
Brenda Johnson
Dannie Johnson
Jason Johnson
Kyle Johnson
Kyle R. Johnson
Randell Johnson
Stephen Johnson
Tyler Johnson

Perry Johnston
Aaron Jones
Anne Jones
Jeff L. Jones
Scott Jones
Chad Jongeling
Chris Jordan
Rigo Juarez
Andy Kapchinske
Andrew Karber
Tiffanie Karber
Doug Kathol
Rita Keary
Bradley Keech
Clayton Keenan
Bill Keller
Kim Keller
Amber Kelley
Jason Kelley
Pamela Kerr
Freddie King Jr.
Lanney King
Nelson King
Ryan Kintner
Dayna Kirk
Dale Kisner
Robert Kitchens
Kasey Kliewer
Robert Kline
Mark Knight
Tiffany Kordic
Michael Koss
Allison Krittenbrink
Ryan Krittenbrink
Dan Kucab
Miranda Lacey
Steve Ladner
Miranda Lair
Todd Lamb
Kelly Lamoreaux
Mindy Lamprich
Clay Lancon
Nikki Landsberger
Laura Lanford
Dustin Langley
Abel Lara
Lindel Larison Jr.
Toby Lattea
Eugene Lauricella
Andy Lawrence
Wallace Lawrence
Cheryl Lawson
Toni Lawson
Luke Lawyer
Reagan Lea
Greg Ledbetter
Melissa Lee
Tony Lee
Warren Lee
Jeremy Leger
Branden Lehoski
Tim Leierer
Dan Leiphart
Logan Lemley
Luis Lerma
Christa Levescy
Chelsea Lewis
Greg Lewis
Stacey Lewis
John Libhart
Chuck Lilly
Laura Linn
Cory Listen
Jeremy Litton
Brian Lockart
Nicole Logsdon
Angie Lohner
Ethel Long
James Long
Alfred Loper
Javier Lopez
Eric Loudenslager
T.D. Louis
Shirley Lovelady
Brandon Lovell
Michael Lovell
Lu Lovett-Voss
Benjamin Lucas Jr.
Dustin Lucas
Shane Luckett

Gerardo Lugo
Matthew Luna
Richard Luss
David Lynch
Penny Macias
Coleen Magness
Rhonda Maguire
Charlie Malcolm
John Manes
Karissa Mann
Terry Mann
Mark Manos
Chris Marble
Shawn Maricelli
Keith Marin
Travis Marker
LeeAnn Marley
Steve Marple
Jamie Marriott
Rebecca Marshall
Paul Marti Jr.
Abel Martinez IV
Joe M. Martinez
Armando Martinez-Barrera
Oscar Martinez-Barrera
Laura Martini
David Masiker
James Mason
Ryan Mason
Steve Mason
John Masterson
Darrick Matthews
Bobby Mattice
Peggy Maxell
Joseph May
Benjamin Mayer
Anthony Maze
Christopher McAlvain
Harold McArthur
Michael McCann
Michael McClanahan
Josh McClary
Josh McCollom
Randy McCollum
Elizabeth McCormick
Jay McCormick
Wayne McCormick
Larry McCoy
Fadoua McCray
Joshua McCray
Robert McCue
John McCullough
Michael McDaniel
Miles McDaniel
Robert McDaniel
Dustin McDaugale
Debby McElreath
Jon McEntire
Charles McFarland
Julie McGill
JP McGinley
Billy McKamie
Jake McKeever
Mark McKelvey
Christopher McKown
Stuart McLain
Jim McLaughlin
Randy McLaughlin Jr.
Jonathan McLendon
John McLeod
Don McMahon
Terry McMinn
Tyrel McNatt
Nathan McRae
Josh McWhirter
Robert Mecom
Michael Medcalf
Salvador Medina
Jessica Meek
Lindsey Melott
Joe Melton
Chasta Mercer
Renea Merchant
James Merrell
David Messer
Jennifer Messer
Renee Metcalf
Megan Meyer
Jonice Meziere

Jody Mikles
Lynn Miler
Anna Milledge
John Miller
Julie Miller
Marc Miller
Maurey Miller
Rodney Miller
James Mills Jr.
Brad Minick
Gregg Miranda
Mike Miranda
Dexter Mitchell
Kenneth Mooney
Adam Moore
Andrew Moore
Ron Moore
Scotty Moore
Carl Mootz
Billy Moran
Coby Moran
Roger Moreau
Michael Morey
Grant Morgan
Heather Morgan
John Morozuk
Chad Morris
Jared Morris
Melinda Morris
Steve Morris
Jean Mort
Don Mosher
Steve Mossor
Richard Mullican
Daniel Muncy
Ron Munyon
Matt Murphy
Angie Murray
Chris Murray
Jason Murray
Laura Murray
Ryan Murray
Lee Mustard
Danny Myers
Patrick Myers
Chris Nartey
Alvaro Natividad
David Nelson
Cathy Nester
Bob Newport
Cary Newton
Sean Nguyen
Thomas Nicholson
Todd Nickels
Jason Nielsen
Timothy Noland
Derec Norman
Tommy Norman
Scott Norris
Alvonne Nuall
Jennifer Nunn
Denny Nurkiewicz Jr.
Chima Nzewunwah
Steven Oakes
James Ocholik
Andrew Odell
Paige Odell
James D. Olson
Mike Olson
Clint Oltmann
Christina Ontiveros
David Ortega
David Orth
Vicki Otey
Craig Overcash
Aaron Overturf
Jeff Owens
Chad O'Brien
Jessica O'Daniel
Michael Painter
Victor Palacios
Patrick Parish
Grant Parker
Shaphan Parker
Robert Parrie
Benjie Parsons
Jeffrey Parsons
Jonn Parsons
Matthew Parsons
Chip Patton

Laura Patton
Mark Patton
Carissa Patzkowsky
Ally Payne
James Peace
Danny Peach
Seth Pearrow
Tom Pearson
Ty A. Peck
Brandon Peffer
Scott Pegg
Michael Penner
Nick Penner
Kellie Pennington
Fernando Perez
Hugo Perez Najera
Richard Perkins
Gene Perry
Sharla Petty
Philip Pfister
Lisa Phelps
James Phillips

Alyse Reynolds
Joy Reynolds
Craig Rhodes
James Richards
Stan Richards
Drew Richardson
Zachary Richardson
Vernon Ricketts
Christopher Ricks
Brent Riggs
Randy Riley
Katy Robbins
Justin Roberts
Dean Robertson Jr.
Amber Robinson
Heath Robinson
Armando Rocha
David Rodgers
Amanda Rodriguez
Art Rodriguez
Juan Rodriguez
Johnny Rodriquez

Keith Senti
Rodger Settle
David Seyler
Howard Shamblin
Charles Shannon
John F. Sharp
Lacey Sharp
Sharon Sharp
Jim Shaw
Brian Shelton
Kerri Shelton
Paul Shelton
Matt Sheppard
David Shinn Jr.
Taylor Shinn
David Shirley Jr.
Josh Shirley
Amber Shockley
Rachel Shortt
Larone Siemsen
Corey Simmons
Cynthia Simms



OKLAHOMA CITY, OKLAHOMA ***Thinking green, almost 400 Oklahoma City headquarters employees participate in an employee garden, providing fresh vegetables for themselves and local food banks.***

Joseph Pilcher
Jonathan Piper
Brad Pipins
Clay Pitts
Brian Plum
Carl Poe Jr.
Neal Poindexter
Randy Pons
Dennis Pool
Eddie Posey
J.P. Potter
Fred Powell
Jerry Powell Jr.
Troy Powell
Kenneth Prangler Jr.
Judy Pratt
David Prenatt
Elizabeth Price
Amanda Proctor
Adrian Proudfoot
Clint Province
Gary Pruett
Barkley Pruitt
Elizabeth Prykryl
John Pugh III
Brett Purvine
Sylvia Quintana
James Rachal
Adam Rackis
Jon Radka
Mark Raines
Robert Randolph
Glenda Ratcliffe
Clint Ratke
Eric Ray
Ismael Real
Ken Reardon
Robert Redhat
Brittany Redmond
Jerriann Reeder
Robin Reese
Jaime Resendiz
Gregorio Reyes

Melanie Roe
Richard Rogers
Alan Rogstad
Grant Rohlmeier
Clint Roland
Carlos Romo
Jeffrey Ronck
Justin Roper
James Roshto
Achley Ross
Dan Ross III
Michael Ross
Michelle Ross
Yury Rouba
Greg Rowland
Jimmie Rowland
Matt Rucker
Raul Ruiz
Clarence Russell II
Tim Rutherford
Brian Ryel
Jesse Roberts
Steve Salter II
Ryan Sanders
William Sanders
Kevin Sanderson
Ramon Sandoval
Chad Satterfield
Scott Sayre
Bryce Scalf
Cody Schaedig
John Schieber
Chris Schmitz
John Schneider
Charles Scholz Jr.
Jeff Scoggins
Jon Scolamiero
Amanda Scott
Gina Scott
Jon Scott
Justin Scott
Mason Scott
Hilary Seagraves

Chris Singleton
Clay Skoch
Kamberly Skoch
James Slaten
Fred Slaughter
Larry Smallwood
Pat Smelley
Amy Smith
Bryan Smith
Clovis Smith
Darrell Smith
Jonathan L. Smith
Kirk Smith
Michael W. Smith
Monte W. Smith
Shane Smith
Boyce Smithson
Anna Snedeker
Jason Solley
Jane Southard
Douglas Sparks
Victor Spikes
Paul Spoon
Christopher Spratt
Chris Sprute
Colby Staats
Gary Stacy
Joshua Standifer
Carl Standley
Johnny Stanford
Travis Stankorb
Todd Starkey
Charles Steaveson
Greg Steele
Berk Stephens
Darrell Stephens
Rodney Stephenson
Carly Stevens
Sara Stevens
Scott Stevenson
Brian Stewart
Ryan Stewart
Steve Still

Jason Stinson
Ken Stinson
Joe Stockton
William Stokes
Michael Storey
Mark Strack
Jason Strawser
Kevin Strawser
Ordare Stribling
Jessica Stricklin
Ryan Stricklin
Sarah Struck
Terry Stuck
Damon Suderman
Jonathan Swarthout
Michael Swonger
Auna Tackett
Kiel Talbert
Jason Tannehill
Christie Taylor
Kyle Taylor
Robert B. Taylor
Roberta Taylor
Theressa Taylor
Tom D. Taylor III
Tom Taylor
Anthony Thomas
Dennis Thomas
LaDonna Thomas
Mark Thomas
Thaddius Thomas
Trista Thomas
Khristen Thomason
Cameron L. Thompson
Charlie Thompson
Harold Thompson
Matt B. Thompson
Laura Tiffany
Brandon Tindle
Michael Tingle
Ronny Tinker
Adam Tinney
David Toillan
Thomas Toilett
Matt Toppins
Katie Torres
Mary Anne Townson
Keith Tran
Van Tran
Guy Trent
Tyler Trent
William Tuinstra
Ottie Turner
Lane Umsted
Chris Unwin
Rick Urash
Kristin Vafadar
Miguel Valero-Esparza
John Vankirk Jr.
Shawn Vasseur
Kristen Vickrey
Nathan Viggers
Tara Voth
Alexa Wade
Josh Walker
Kristen Walker

Johnny Wall
Brandon Wallace
Laura Wallace
Catalina Wallo
Monica Walls
Chelsey Walstad
Michael Walters
Danny Ward
Robert Warren III
Nick Watkins
Matthew L. Watson
Jason Waybourn
Kelly Weaver
Jeremy Weeks
Linda Weeks
Cody Weir
Jody Weir
Alison Weis
Melissa Wells
Gary Wencl
Brandi Wessel
Yukino West
Buck Wheat
David Wheeler
Rebekah Wheeler
Lauren Whitaker
Gary White
Jennifer White
Lain White
Robert White
Roger White
Todd White
Jim Whitefield
Wendy Whitfill-Embry
Joni Whitney
Allen Wiley
Wayne Wiley
Colton Wilkinson
Allison Williams
Amy M. Williams
Christopher Williams
Dave Williams
Derek Williams
Jason W. Williams
Jerry Williams
Shelli Williamson
David Willis II
Paul Willis
Bruce Willmott
Craig Wilson
Lacie Wilson
Matt Wilson
Robert D. Wilson
Sabreena Wilson
Kyle Winkler
Rory Winter
Lane Witt
Dallas Wood
Dan Wood
David Wood
Rick Wood
Tara Wood
Eric Woodard
Cameron Woods
Tyler Woods
Sean Woolverton

Tammy Worrell
Magan Wright
Shalen Wyatt
Mark Wyckoff
Mike Yarbrough
Shaun Yates
Nathan Yeats
David Yelle
Preston Young
Jesse Yule
Ervin Zacharias
Jacob Zacharias
Travis Zamora
Jenny Zhang
Lester Zitkus
Kathryn Zynda

2008 (1,598)

Ricky Aaron
Jerad Abbott
Richard Abel
Kacy Abney
Jose Adame
Juan Adame
David L. Adams
Jeremiah Adams
John Adcock
Matt Aderhold
Doug Adkins
Douglas Adkins
Jeffery Ainsworth
Amber Alcorn
Dennis Alder
Julie Alder
Christa Alderman
Greg Alexander
Karen Alexander
Carmen Allen
Sondra Allen
Justin Allert
Beth Allgood
David Allien
Kevin Allison
Reno Alton
Jerame Aly
Manuel Amaya
Derek Amyx
Joan Anderson
Matt S. Anderson
Matt Anderson
Milton Anderson Jr.
Shannon Anderson
Steven Anderson
Shari Annuschat
Brian Archer
Dann Armour
Dawn Arnhart
Chris Arnold
Matt Arnold
Bryan Arrant
Amber Arterberry
Lauren Ary
Jason Ashley
Johnny Ashton
Erin Austin
Jesus Avila Torres

Crystal Bacon
Richard Baden
Jesse Bailey
Joshua Bailey
Patrick Bailey
Tommy Bailey
Blake Baker
Charles A. Baker Jr.
Dashawn Baker
Donnie Baker
Krista Baker
Larry Baker
Dennis Balentine
Kristen Balla
Kristin Ballard
Levi Ballard
Melissa Bane
Ron Baranski Jr.
Garry Barbee
Joshua Barker
Ashley Barlow
Adam Barnes
Ryan Barnes
Dan Barnett
Joshua Barron
Jeff Barry
Jenni Bartel
Steve Barwick
Chris Basler
Susannah Batchelor
Ston Battisto
Brooke Battle
Gil Bayer
Luke Baze
Timothy Beach
Jason Beagle
David Bean
Rinda Beard
Ben Beaver
Zac Beavers
Carla Beaves
Kate Beavin
Robert Beckwith
John Bedgood
Ryan Bellew
Alifonso Beltran
Edmund Beltran
Troy Bending
Cynthia Benford
Leticia Benitez
Bob Bennett
Brandon Bennett
Dustin Bennett
Johnny Bennett
Brett Bentley
Jerry Bentley
Jim Benton
Kevin Bernis
Steve Berry
Dave Bert
Todd Bevins
Tony Biasatti
Eugene Bickel
Bob Bickham
Joseph Billings
Donnie Bishop
Tim Bishop
Galyn Black
Jeremy T. Black
Bradford Blackcrow
Joshua Blackwell
James Blankenship
Kevin Blankenship
Timmy Blankenship
Damon Blasingame
Kenny Blaylock
Brandon M. Blevins
Shane Blevins
Chris Blockcolski
David Blythe
Emily Boecking
Dustin Boeckman
Kenton Boevers
Emiko Bogard
Casey Boland
Misty Bolanos
Kelly Bond
Michael Bone
Mitchell Boone
Ernesto Bordayo Jr.

Dan Borum
John Bostwick
Bruce Boudman
Christopher Boulet
Ginny Bourke
Steve Bourke
Cooper Bourne
Veronica Bowie
Johnny Bowman
Ken Bowman
Brandon Boyd
Donald Boyd
Amanda Boyle
Chris Brady
James Brakefield
Jason Bramlette
Rodger Bratton
Brett Brayton
Aimee Breeze
Robert Brevelle
Heath Brewer
Grady Briley
Katie Brinlee
Rock Briscoe
Sammy Briscoe
Pam Brocato
Stacey Brodak
Candace Brooks
Johnny Brooks
Tom Brooks
Dallion Broomfield
Brenda Brotherton
Hugh Brower
Blaire Brown
Brandon Brown
Donald Brown III
Donita Brown
Hunter Brown
Janet Brown
Laura Brown
Justin Browning
Jerry Brumfield
Elaine Brummett
Cody Bruton
Steve Bruton
Jeremy T. Bryan
David Buffington
Charli Bullard
Russel Bumgardner II
Rose Bunkley
Grant Bural
Amy Burch
Catherine Burdg
Emily Burgess
Eddie Burk
Jason Burnett
Tyler Burris
Josh Burroughs
DaShawn Burse
Kelley Busby
Ryan Bushman
Adam Butkus
Ricky Butler
Michael Button
Timothy Button
William Buzan
Steven Byers Sr.
Alan Byrnes
Heather Cadenhead
Sharon Cahill
James Cain
Brandon Calhoun
Crystal Callahan
Andrea Calvanese
Joe Camacho Jr.
Rafael Cambron
Kody Cammack
Grover Campbell
Brandon Cantrell
Billie Carender
Mike Carlson
Jeffrey Carpenter
Sandy Carpenter
Harold Carr
William Carrell
Jose M. Carrizales
Jason Carroll
Tommy Carroll
Trent Carroll
Edward Carson

Kathy Carson
Tami Carson
Eric Carter
Kevin Carter
Rainey Carter
William Carter
LaQuitta Carter-Pearson
Terry Casbeer
Keith Caslin
Baige Casto
Bobby Caswell
David Cates
Jarrod Causey
David Cerezo
Elliot Chambers
Tory Chambliss
Jay Chancey Jr.
Jerri Chapin-Terrazas
Brian Chapman
Caleb Chapman
Justin Chapman
Reaford Charlson
Alfred Chavez
Mayra Chavez
Raven Chavez
Bradley Chervenka
Courtney Childress
Lisa Christmas-Pretlow
Cassie Clark
Reino Clark
Thadeus Clark
Steven Clarke
Shelia Clayton
Allen Clift
Kelsey Clinesmith
Terry Clinton
Diane Cloud
Wesley Coats
Eric Cobb
Wesley Cofer
John Cogar
Rick Cogar
Brandon Colbert
Adam A. Cole
Mike Cole
Chris Coleman
Matt Collingsworth
Tyler Collins
Melinda Colquitt
Keith Colwell
Antonio Compean
Daniel Conard
Melissa Condley
Richard Conley
Bennie Connolly
Leslie Connor
Jason Conway
Toney Conway Jr.
Christopher Cook
Dianna Cook
Landon Cook
Nate Cook
Sean Cook
Sherri Cook
Jim Cooper
Larry D. Cooper
Will Cooper
Steffany Copeland
Jessica Cornett
Daryl Correll
Terry Cortez
Jim Costin
Jeffery Cotherman
Cole Coulter
Randy Counts
Mario Coutino-Silva
Zach Cowden
Aaron Cox
Billy Cox
Christopher Cox
Lacy Cox
Micah Cox
Jimmie Craig
Kurt Craig
Kasi Crawford
Paul Crawford
Thomas Creecy
Rosalinda Crespo
Dale Crites
Kathleen Crooks

Christi Crotsley
Nick Crouch
David Crouser
Eusebio Cruz
Rudy Cruz
Daniel Cruz-Mora
Dodie Cullen
Kent Curran
Raymond Dabney
Bruce Dake
Colleen Dame
Kiran Darapureddy
Raymond Daugherty
Chet Davies
Charles Davis III
David L. Davis
Francis Davis
Greg Davis
Joshua Davis
Mark Davis
Franklin Daws
Jason Day
Jill Day
Tim Deal
Ashley Dean
Robert Dean
Phillip Deaton
Belinda Debter
Tim Dehan II
Nick Dell'Osso Jr.
Toney Dempsey
Benjamin Deville
Michael Dew
Curt Dewbre
Sam DeFoor
Pam DeLong
Drew DeLozier
Kenneth DeMoney
Kolby DeVille
David DeWitt
Donald Diamond
Raquel Diaz Hicks
Michael Dickinson
Robert Dickson
Wade Dietzman
Chad Diffey
Tiffany Diggins
Kevin Digney
Scottie Dill
R.B. Dillard Jr.
Tom Divine
Shane Dixon
Allen Doan
Dwayne Dockens
Ken Dodson
Jimmy Doolittle Jr.
James Dorsey
Zach Dorsey
Jerry Dotson Jr.
Josette Doughty
Eric Douglas
Bobby Downs
Brett Dreyer
Oscar Duarte
Michelle Dugan
Amy Duke
Dana Duke
Richard Dunagan
Vallie Dunklin
Jason Dunlap
Jean Ann Dunn
Lesley Dunnagan
Tadd Dunnahoe
Ericka Durham
Chris Dybvig
Alicia Dye
Benjamin Dyne
Ron Dysart
Cody D'Alessandro
Erick Eads
Jonathan Easter
Monte Eastman
Travis Edds
Jacob Edster
James Edwards II
Paul Edwards
Tyler Eilers
Janna Ellenburg
Brad Ellett
Shane Elli

Jake Elliott
Stephen Elliott
Troy Elliott
Erin Ellis
Shawn Ellis
Bo Embrey
Myron Emmons Jr.
Matthew Enkoff
Emil Enoff Jr.
Tonya Enriquez
Laura Ensminger
Williams Espino
Christian Estep
Jeremy Estep
Crystal Evans
Alisha Fagala
Fred Farndon
Donovan Farrow
Jonathan Faughtenberry
Gary Favor
Erin Fay
Rob Fell
Carl Fenderson
Edgar Fernandez
Gabe Ferrell
Paul Fesler
Keri Fieno
Matt Finney
Neil Fisher
Chad Fitzgerald
Derek Flesner
Kevin Flores
Mara Flores
Pete Flores
David Floyd
Christopher Forcucci
Leonard Foreman
Patrick Foreman
Debbie Forester
David Foshee
Jonathan Fouse
Cassidy Fouts
Bill Fowler
Phil Fox
Mike Franklin
Belinda Franko
Gordon Frayne Jr.
Gregory Frazier
Allen Frederick
Melissa Freeman
Armando Frias
Norris Friend
Philip Friesen
Paula Friess
Steve Frost
Gilberto Fuentes-Perez
Bobby Furr
Blaine Galbreath
Kasha Galla
Angi Gallaway
Cole Gallaway
Nicole Ganaway
Kevin Gant
Francisco Gaona
Eliseo Garcia
Leonel Garcia
Dan Gardner
Tim Garey
Matt Garlington
Jennifer Garner
Johnny Garrard Jr.
Bryant Garrett
Donny Garrett
Asael Garza
Herman Garza
Austin Gaspard
Sarah Gately
Cody Gates
Yelena Gatewood
Katie Genovese
Mel George
Mike Gialousis
Mike Gibson
Mike Gile
David Gilley
Tom Gilmore
Trasey Gipson
Tyler Gizzi
Blake Gladhill
Brent Glasgow



TOWANDA, PENNSYLVANIA *Working 24 hours a day, crews in the Marcellus Shale drill for natural gas in this enormous play spanning the Appalachians from West Virginia through Pennsylvania.*

Jeff C. Glenn
Larry Glime
Brian Glover
Chad Glover
Robert Goff Jr.
Tami Goike
Sandy Goins
Wayne Goldman
Ryan Goltz
Jose Gomez
Juan Gomez
Nate Gomez
Eleuterio Gomez-Martinez
Rachel Gonser
Pete Gonzalez
Cindy Goodwin
Daniel Goodwin
Kat Goodwin
Carol Gordon
Tony Gore
Gary Gould
Corey Graham
Julie Graham
Lindsey Graham
Neil Granberry
Robert Grant Jr.
Chris Gray
Shane Gray
Michael Gredler
Billy Green Jr.
Britton Green
Jerod Green
Kenny Green Jr.
Mark Green
Mattie Green
Teddy Green Jr.
Chris Greene
Edgar Gregory
Kevin Gregory
Larry Gregory II
Michael Gregory
Owen Grimes
Kenneth Grimsley
Larry Grissom
Mike Grooms
Kenneth Grothe
Tyler Groves
Ramana Gudapati
Eduardo Guerra
Miguel Guillen
John Guillory
Greg Guinn
Jacob Guinn
Johnathan Guth
Manuel Gutierrez
Charley Gwin
DJ Hackney
Richard Haertlein
Brooke Hagedorn
Tim Haladay
Michelle Hale
Rick Hale
Rusty Hale
Julie Haley
David Hall
Jeff Hall
Randall Hall
Richard D. Hall
Ron Hall
Dale Hallet
Lindsey Hall-Wiist
Tyler Ham
Joe Hamby
Jimmie Hammontree Jr.
Debra Haney
Heather Hanmer
Lee Hanna Jr.
Mike Hanson
Nicholas Hardwick
Clarence Hardy
Cleophus Hardy
Dale Hardy
James Hardy II
Brett Hargrove
Jimmie Hargrove
Loretta Harkins
Christopher Harman
Jennifer Harms
Casey Harrell
Ben Harris

Jeannie Harris
Lee Harris
Mark A. Harris
Mark L. Harris
Drew Harrold
Curtis Hartley
Rowdy Hartley
Steven C. Harvey
Jeremy Harvill
Eric Haskins
Floyd Hathaway Jr.
Kevin Hathaway
Chalis Hatton
Nathan Hatton
Ashley Hausman
Ronald Hawkins
James Hayes
Wesley Hayes
Ray Hayford
Kevin Haygood
Terry Haynes
Donnie Hays
Terry Heard
Timothy Hearnsberger
Lesa Heilhecker
Tony Hellar
Norman Helmick
Jeffrey Helwick
John Hemmings
Cory Hendrickson
Eric Hendrix
Curtis Henry
Hayden D. Henry
Hayden F. Henry
Patrick Heringer
Alex Hernandez
Leslie Hernandez
Norman Herrera
Shawn Herring
Thea Hibbard Jr.
Charles Hicks
Clint Hicks
Freddy Hicks Jr.
Mike Hicks
Nicolai Hicks
Nigel Hicks
Ryan Hicks
Adam Hill
Amy Hill
Jennifer Hill
Lisa Hill
Megan A. Hill
Megan E. Hill
Zach Hill
Gwen Hillhouse
Justen Hinkle
Glenn Hively
Robert Hixon
Terry Hobock
Sally Hoch
Joannie Hodges
Danielle Hoeltzel
Ejli Hofeldt
Stephen Hoff
Craig Hoffman
Ira Hoffman
Austin Holland
Michael Holland
Molly Holley
Jeffrey Holliday
Crystal Holsinger
John Holt
Megan Honeycutt
Wesley Hooper
Deidre Hopkins
Cliff Hornsby
Ben Horton
Janna Hoskins
Amber Houston
Trevor Houston
Veda Howell
Jared Howerton
Chloe Howlett
Clay Hubbard
Mark Huckaby
Levon Hudman
Chris Huey
Brian Huff
John Huff
Bryan Huffaker

Daniel Hughes
Kennith Hughes
Walter S. Hughes
Kasey Hundt
Holly Hunter
Michael Hunter
Jared Hurst
Patrick Hurst
Robert Hurt
Chad Hutches
Jessica Hutson
Brian Hyden
Jesse Hylton
Jose Ibarra
Braxton Imke
Brian Ingalls
Marcus Ingram
Neil Ingram
Steven Ireland
Misty Isaacs
Koby Ivey
Paul Ivey
David Ivy
Adam Jackson
Darrell Jackson
Dwight Jackson
Isaac Jacobson
Travis Jacobson
Skip Jacot
Clifford James
Kyle James
Scott James
Renner Jantz
Timothy Janzen
Carly Jaro
Brent Jenkins
Brandi Johnson
Dawn Johnson
Jake Johnson
Jeremy S. Johnson
Jeremy Johnson
Joseph Johnson
Lindsey Johnson
Manny Johnson
Rickey Johnson
Michael A. Johnston
Michael W. Johnston II
Carrie Jones
Cindy M. Jones
Cody Jones
Dustin Jones
Grant Jones
Jenny Jones
Jody Jones
Johnny Jones
RJ Jones
Stacey Jones
Tim T. Jones
Steve Jordan
Sarie Joubert
Kevin Judd
Sylvie Kao
Matt Karl
Lindsey Karner
John Kastelic
Lauren Kastner
Richard Kastner
Russell Katigan
Christopher Keith
Christy Keith
Kim Kelley
Steven Kelley
Pam Kelly
Josh Kemp
James Kennedy
Walter Kennedy
Clint Kenner
Shane Kennon
Sonia Kepler
Bruce Kessler
Branden Killingsworth
Kristopher Killman
Isaac Kimbrough
Aaron King Jr.
Justin King
Leah King
Jade Kingcade
Kyle Kinney
Bruce Kirkland
Timothy Kirl

Don Kirschener
Steve Klassen
Jake Klingenberg
Gordon Klundt
Bobby Knapp
Shayne Knapp
Blake Knight
Tamara Knight
Douglas Knighten
Henry Konan
Glennette Koon
Justin Koonce
Ryan Koontz
Randy Kopisch Jr.
Chuck Kordis Jr.
Steven Kosciuk
Sue Koskela
Scott Kueck
Rick Kuper
Dustin Kurtz
Kade Kusik
Jeff Lagaly
Michael Langford
Nicole Lanphear
Andy Large
Autumn Lashley
Bobby Laster
Ryan Laster
Chris Laughlin
Michael Lawrence
Kenneth Lawson Jr.
Lawrence LaPlante
Dustin Leavins
Nick Leber
Andrew Lee
Jesse Lee
Joshua Lee
Kent Lee
King Lee
Homer Leger Sr.
Tiesa Leggett
Frederick Lembach III
Robert Lemons
John Lennon
Tiffany Leschber
Jacob Lester
Donald Leverich
Christopher Lewis
Kent Lewis
McKenzie Lewis
Micah Lewis
Blake LeBlanc
Cody Light
Wes Liles
Brian Linger
John Lingle
Sandy Lister
Travis Little
Rick Little Axe
Phil Logsdon
Bryan Lohoff
Richard Long Jr.
Kristi Looper
Blake Looney
Andy Lopez
Paul Lopez
Robert Lopez
Susan Lorenzen
Cody J. Lucas
Mikel Lucas
Robert Lumley
Cecil Luttrull
Donald Lynch
Grant Macdonald
Greg Macksood
Terra MacAloney
Michael Madar
Rafael Madrid
Troy Mahurin
Michael Major
George Malone
Tim Mangham
Rico Manjarrez
Jonathan Manning
Mike Mannschreck
Joe Manshack
Matt Mantell
Tyler Manwell
Alberto Manzano
Michael Mapp

Ronald Marchbanks
Paul Mares Jr.
Dennis Marsh
Gary Marsh
Clint Martin
Jimmie Martin
Mary Martin
Stacy Martin
Fabio Martinez
Joe J. Martinez
Leo Martinez
Luis Martinez
Rodolfo Martinez
Tony Martinez
Corina Martinez-Malone
Pam Massey
Jenn Masters
Lauren Masters
Mike Mathis
Timothy Mathis
Bryan Matthews
Brian Matula
Brett Maughan
Angel Maxwell
Tiffany Maxwell
David May
Johnny May
Dennis Mayo
Joseph Mcalister
Susan McAlister
Kim McAuliffe
Garret McBrain
Allison McBride
Ray McCallister
Gary McCartney
Dakota McCarty
Randy McCarty
Roy McCasland
Branden McClain
Alan McClure
Scott McCollum
Kevin McCotter
Dennis McCoy
Don McCoy
Lance McCoy
Tommy McCoy
Jamie McCracken
Jeffrey McCroskey
Rick McCurdy
Brandy McDaniel
Alvin McDonald
Matt McDonald
Shannon McDonald
Danny McDowell
Tony McEntyre
Julie McFarland
Becky McGee
Jamie McGee
Roderick McGee
Kiley McGlothlin
Keri McGuire
Jason McIntosh
Charles McIntyre
Taylor McIntyre
Marshal McKee
Randy McKee
Thomas McKee
Leslie McKeever
Rebekah McKenna
Russell McKibben
Brandon McKinley
Willie McKinley
Alicia McLaughlin
Cody McLaughlin
Kippy McLelland
Aron McPike
Cami McQuerry
John Mease
James Meek
Ronnie Meeks
Derrick Megli
Ryan Mehan
Araceli Mejia
Andy Melton
Zeke Melton
John Melville
Taron Mendez
Kevin Mendoza
Tatiana Mercer
Carter Messer

Alan Metz
Josh Mey
Adam Meyer
Troy Meyers
Gordon Michaelis
Kevin Mick
Michael Mikulenka Jr.
Drew Miller
Emily Miller
Jeanna Miller
Josh Miller
Steve A. Miller
Dan Mills
Scott Mills
Nichole Minnick
Tabb Minor
Kathy Mires
Juliet Mitchell
Jeremy Mixon
T-Roy Mize
Jeffrey Mohs
John Montgomery
Myron Montoya Jr.
Christie Moody
Amanda Moore
Leland Moore II
Michael L. Moore
Rex Moore
Roy Moore
Timothy Moore
Mandy Moreno
Renita Moreno
Brandon Morgan
Charles Morgan
Eufaula Morgan
Shanon Morris
Hillary Moseley
Terri Mosher
Tyson Moulder
Michael Mowrer
Pat Mullen
Lester Mullins
Clint Mullis
Adam Muncy
Bond Munson
Rafael Murillo Del Angel
Elise Murlin
Bridget Murphy
Chasidy Murray
Jerome Murray
Kevin Murray
Steve Murray
Katrina Myers
Heather Myres
Shane Nafe
Gavin Nailon
Bobby Nance III
Crystal Nance
Kyle Neuenschwander
Mike Newkirk
Casey Newman
Dana Newman
Joshua Newport
Steven Newton Jr.
Chi Nguyen
Derek Nicholas
Derek Nichols
Rome Nichols
Brandon Nicholson
Diane Nickel
Mark Nipper
Gary Nix
Henry Nixon
Chad Noland
Joseph Norman
Chase Norris
Tony Norris
John Nuckols
Aimee Null
Fred Nunn
Cassi Nunnery
Jane Nye
Jason Oblander
Jessica Ockershauser
Ray Ofosu
Jill Olney
Brett Olson
Nate Olson
Fausto Ortiz
Pedro Ortiz

James Osborn
Gregory Osbourne
Jeremy Otahal
Ray Oujesky
Aimee Owen
Courtney Owens
Savanna Owens Sr.
Dane O'Glee
Kyle O'Kelley
Chad O'Neal
Jon Pace
Lupe Pacheco
Andrea Painter
Kim Painter
Brenda Palacios
Tyler Palesano
Emerson Palmer
James Palmer II
Matt R. Palmer
Jay Parham
Chase Paris
Drew Parker
Joshua Parker
Taylor Parker
Tommy Parker
Jordan Parmer
Ercil Parsons
Jason Parsons
Ranita Patel
Alex Patton
Travis Patty
Cayla Patzke
Jason Payne
Henry Payton
Matt Payton
Matthew Peach
Josh Pearman
Darby Pearrow
Jarrod Pearrow
Joe Peck
Kip Peck
Christopher Pena
Christina Pendarvis
Eric Pendleton
Tim Pendleton
Keith Peppers
Angela Perez
Charles Perez
Francisco Perez
Juan Perez
Jesus Perez-Garcia
Richard Perlman
Jerry Perkins
Keera Perkins
Jamie Perot
Melvin Perrin
Charlie Perry Jr.
Farron Perry
Micah Perry
Gina Peterson
Marie Peterson
Jarred Pettijohn
Steven Phathong
Ricky Phillips
Vernon Phillips Jr.
Charles Philyaw
Sam Pickett
Christopher Pilgreen
Kevin Pinkston
Lindsey Pitt
Cindy Pittman
Aaron Place
Jeff Plangman
William Plant
Arturo Plascencia
Ryan Plummer
Adam Podschun
Erryn Pollock
Everett Poole
Jordan Pope
Maria Postman
Brian Potocki
Stacy Potter
Micheal Potts
Jackie Potvin
Randell Powell Jr.
Josh Prater
Devin Pratt
Paul Pratt
Mike Priest

Lisa Pritchard
Sade Proby
Christen Proctor
Barry Pruitt Jr.
Duane Puffer
Cody Puffinbarger
Nathan Pumphrey
Jody Purcell
Brian Putnam
Roger Putnam
Randy Pyle
T.J. Pyle
Amber Qerama
Jacque Qualls
Randall Radcliff
TJ Ragsdale
Ryan Rainer
Melissa Raley
Hector Ramirez
Jose Ramos
Nelson Ramos
David Ramsey
Derrek Ramsey
Paul Ramsperger
Roy Randolph III
Jared Ranum
Jenn Rauber
Shawn Rawls
Amy Reames
Scott Reddick
Austin Reed
Jamie Reed
Jim Reed
Leah Reel
Kent Regens
Andy Rehm
Jason Reid
Mark Reinhardt
Danny Reno
Alisha Reynolds
Jackie Reynolds
Amanda Rice
Don Richard
Mark Richards
Pat Richards
Heath Richmond
Dale Riddle
Shane Ridenour
William Rieg Jr.
Bob Rieser
Chad Riley
Claude Riley Jr.
Matthew Riley
Bill Roach
Adam Roberts
Megan Roberts
Rhett Roberts
Bill Robinson
Charles Robinson
Clarence Robinson
Dustin Robinson
Jonathan Robinson
Rob Robinson
Robbie Robinson
Tim Robinson
Clayton Robison
Justin Roby
Bertha Rodarte
Paul Rodgers Jr.
Eustaquio Rodriguez
Raul Rodriguez
Eddy Rodriguez
Roberto Rodriquez Jr.
James M. Rogers
Michael B. Rogers
Nathan Rogers
Timothy Rogers Sr.
John Roney
Rebecca Roper
Trey Roper III
Manuel Rosas
Teresa Rose
Jack Rosenberg
Dee Ross
Chris Rosson
Harvey Rotramel Jr.
Staci Rowell
Jason Rowland
Mark Rowold
David Roy

Rebecca Roy
Jeremy Rubio
Brad Ruhman
Guadalupe Ruiz
Mike Ruiz II
Ben Russ
Jamie Russell
Randy Russell
Tommy Russell Jr.
Bryan Ryan
John Rychtarik
Daniel Ryerson
James Safley
Baldemar Salazar
Baldemar Salazar Jr.
Ricardo Salazar
Federico Samora
Michele Samuels
Ema Sanchez
Steven C. Sanders
Woody Sandlin
Pedro Santana Jr.
Daniel Satterwhite
Cathy Saunders
Donnie Savage
Jessica Savic
Wayne Savory
Brynn Scalf
Kevin Scarem
Susie Scasta
Jason Schafer
John Schafer
Deborah Schaffner
Heather Schevetto
Boyd Schneider
Jake Schoeffler
David Scholl
Regan Schrader
Clint Schwarz
Jay Scogin Jr.
Dustin Sconyers
Gerald Scott
Steve Scott
Clifford Scroggins
Mike Scroggins
Roby Scruggs
Brooke Secor
Brenna See
Brad Seelback
Steven Segrest
Terry Sells
Chellee Semon
Hayet Serradji
Charlie Sewell Jr.
Susan Seymore
Mitcheal Shackelford
Brian Shadwick
Charles Shadwick
Bindu Shah
Jerry Shamblin
Michael Shanbour
Aaron Shannon
Jacob Sharp
Kevin Shaw
Lisa Shelden
Jennifer Sheline
Cheri Shepard
Jesse Sheppard
Keith Shields Jr.
Brock Shindler
Thomas Shock
Jason Shook
Ashis Shrestha
J.R. Shull
Amanda Siebert
Vince Sifuentes
Cheryl Siler
Gary Simer
David Similly
Patrick Simmons
Eula Simms
J.J. Simonsen Jr.
Alan Simpson
Rick Simpson Jr.
Brad Sinor
Steve Sistrunk
Jerimy Sites
Jon Sivertson
Tyler Skelton
Justin Sloan
Ryan Slosson
Drew Smart
Jake Smedley
Heather Smiley
Aaron Smith
Adam Smith
Beth Smith
Dale Smith III
Dawn Smith
Greg Smith
Gwyn Smith
Jeffery R. Smith
Jimmee Smith
Joseph Smith
Julie Smith
Justin T. Smith
Milton Smith
Randy Smith
Stephanie Smith
Steve Smith
Thao Smith
Zac Smith
Jeffrey Snell
David Snethen
Jason Snyder
Clarky Socia
Matt Solomon
Jaclyn Sommavilla
Gary Sons
Joshua Southerland
Pavlina Sovak
Brian Spaeth
Jeremy Spalvieri
Lindsay Sparks
Shawn Spencer
Jason Sprayberry
Jefferson Springer
Andrew Sprouse
Heather Spurlock
Gentry Squires
Francis Staat
Robin Stafford
Paul Stager
Michael Stair
David Stamper
Tim Stansel
Laura Steen
Britnee Steffee
Nathan Steffee
Gay Stephens
Jamie Stephens
Laura Stephens
Cody Stephenson
Glenn Stetson
Joseph Stevens Jr.
Patrick Stevens
Richard Stevens Jr.
Chad Stewart
Darren Stewart
Haleigh Stewart
James Stewart
Mike Stice
Corey Still
Corey Stockert
Harvey Stockman
Michael Stoll
Janeen Stonebraker
Brian Stoops
Bob Stowe
Allie Street IV
Sam Stroder
Monica Stroman
Holli Strong
Robert Stroud
Nick Strunk
Jason Stryker
Edwin Stubbert
Donna Stubbs
Doug Sublette
Jordan Sudhoff
Brandy Sullens
Stephanie Sullivan
Christopher Summerfield
Jody Summers
John Swanson
Jason Tackett
Jason Talkington
Joshua Tanner
Kristin Tarbush
Julie Tarp
Justin Tarver
Aaron Tasier
Brian Tate
Tate Tatem
Casey Taylor
Christy Taylor
Monty Taylor
Tim A. Taylor
Josh Tedder
Jason Tell
Shawn Tenney
Bridget Thedorff
Matt Theriot
Cody Thiessen
Abbie Thomas
Brad Thomas
Denver Thomas
Joseph Thomason
Adam Thompson
Frank Thompson
Jon Thompson
Matt R. Thompson
Mitcheal Thompson
Sharon Thompson
William Thompson
Ashley Thornton
Scott Thornton
Preston Thurman
Todd Tigert
Isidro Tijerina
W. E. Tinkler
Cody Tipton
Tanner Tipton
Jim Todd
Richard Tollison
Suzette Tomlin
Greg Tompkins Sr.
Frankie Tovar III
Steve Trammell
Rick Treeman
Sarah Tribout
Nick Tricinella
Joseph Triplett
Chuck Tripp
Steve Trotter
Wesley Troub
Daniel Truman
Mike Trussell
Chance Turner
Kevin Twyman
Perry Ulicnik
Berto Ulloa
Tanner Upchurch
Jose Urbina
Justin Urena
Ken Utton
Bobby Vallery
Donnette Vandersypen
Deloris VanLandingham
Steve Van Strien
Crystal Vasquez
Jeff Vasquez
Silver Vasquez III
James Vaughn
Nick Vaughn
Randy Vaughn
Rusty Vaughn
Miguel Vences
Jose Vergara
Javier Villa
Juan Villarreal
Donna Villers
Link Vodron
Terri Vogt
Jennifer Voisin
Terry Von Allman
Ike Vorheis
Haley Voyles
Todd Waddle
Justin Wade
Donald Waggoner III
Fred Wagner
Steven Wagner
Ken Waldroop
Chase Waldrop
Chris Walker
Danny Walker
Erin Lee Walker
Matthew Walker
Brandi Wallis
Jimmie Walters Jr.
Michael Wanzer
Tara Ward
Kent Warfield
Doug Warminski
Brian Warren
BJ Warren
Christian Warren
John Warren
Ray Warren
Britni Watson
Cody Watson
Mike Watson
Kelli Waxman
Jeff Weaver
Michael Webb
Nathan Weber
Ryan Weber
Cody Weiss
George Weissman
Bill Welch
Brandon Welch
Brent Welch
Kip Welch
Melanie Welch
Geff Welsh
Drew West
Scott West
Colt Westbrook
Buck Wheaton
Jeric Wheeler
Shawn Whitaker
Dennis White
Lisa White
Suzy White
Todd C. White
Danny Whitehead
Darien Whitehurst
Gary Whitley
Kody Whitley
Kyra Whitt
Darrell Whittemore
Bobby Whittington II
Sam Whitworth
Rachael Wickery
LeeAnn Widner
David Wiist Jr.
Terrence Wilhoit
Brent M. Williams
Brian P. Williams
Cody M. Williams
Frankie Williams Jr.
Lauren Williams
Mike Williams
Forest Willis
Adam Wilson
B.C. Wilson
Darrel Wilson
Erica Wilson
Jonathan Wilson
Kayla Wilson
Kendal Wilson
Kevin Wilson
Lance Wilson
Sugar Ray Wilson
Todd Wilson
Clayton Winkler
Gary Winn
Keith Winsauer
Rhett Winter
Crystal Witcher
David Witte
Ray Wolf
Glen Wolford
Luke Wood
Kim Woodall
Travis Woodard
Richard Woodbeck
Mike Woodfin
Kevin Woods
Kyle Woods
Monty Woods
David Wools
Becky Wooten
Billy Wooten
Jamie Word
Daniel Wortham
Lindsey Wortham
Emily Worthen
Brandon J. Wright
Dan Wright
Kandice Wright
Mike R. Wright
Ryan Wright
Tom Wright
Chad Wyatt
Carolynn Wylder
Jennifer Yeahquo
Tonya York
Andrew Yost
Kevin Yost
Scot Young
Terri Young
Tammi Yount
Juan Zapata Jr.
Robert Zeiler
Debra Zimmerman
Linda Zimmerman
Melvin Zinke
Gerry Ziriaxe

2009 (1,323)

Timothy O. Abshire
Timothy Abshire Jr.
Daman Ackerman
Joshua Ackley
Jeremy Adam
Christopher Adams
DeAnn Adams
Heath Adams
Kyle Adams
Peter Adams
Mark Adkins
Michael Adkinson
David Adkison
Aaron Aguilar
David Ainsworth
Edward Ainsworth
Tasha Akers
Gavin Albright
Marco Aleman
Curtis Alexander
Albert Allen III
Cathy Allen
James M. Allen
Jared Allen
Kane Allen
Mike Allen
Paul Allen
Tommy Allen
Sondra Allison
Jacob Alvarez
James Alvis
Joe E. Aly
Brandon Amato
Matt Andersen
Andrew Anderson
Jeremy Anderson
Rondal Anderson Jr.
Tyler Anderson
Victor Anderson
Austin Andrews
Dustin Andrews
James Andrews Jr.
Bradly Andrus
Tony Angelo
Christopher Anglin
Gary Ansley
Rob Anthony
Tony Aranda
Steven Armentrout
Gregory Armstead
Joshua Armstead
Brian Armstrong
Bubba Armstrong
David Armstrong
Priscella Arnett
Kyle Arnold
Daniel Ary
Samantha Ash
Mike Atchie
Michael Atkinson
Kelly Babb
Joey Bagnaro
Gordon Bailey
Jamie Bailey
Justin Bailey
Kenneth Bailey
T.J. Bailey
Brett Baker
Bryan Baker
Heath Baldwin
Michael D. Ball
Jonathan Ballard
Lilli Ballinger
Diana Bane
Kim Barbay
Linda Barber
Seth Barkocy
Dylan Barnes
Marcus Barnes
Ryan Barnhart
Joshua Bartholomew
Johnny Barton
Whitney Bash
George Bass
Melissa Bassett
Barry Bateman
Allen Bates
Everett Bates
Hope Baumgarner
James Baumgarner
Matt Bayne
Coby Beals
Jonathan Beam
Russell Beavers III
Adam Beck
A.J. Beets
Jeremy Begeman
Kyle Behnke
Christopher Bell
Dustin Bell
Dana Bennett
Ryan Bennett
Todd Bennett
Allison Bentley
Daniel Bentley
Merideth Bentley
Matthew Bereuter
Jonas Bergman
Sherry Bernstein
Kevyn Berry
Steven Berry
Chris Beuchaw
Jared Beutler
Carl Bevor
Amber Bezdek
Dannye Billie
Andrew Bischoff
Carmen Bishop
James Bishop
Ryan Bishop
Shyla Blackketter Dwyer
Johnathan Blacksten
Darrell Blagg
Joshua Blewer
Scott Blomgren
Jason Blose
Margaret Blount
Dan Blythe
Dennis Bode
Jonathan Bodine
Travis Bohannon
Ryan Bohnet
Jeremy Boitnott
Jen Bookwalter
Christopher Boomgarden
Curtis Boone
Justin Boop
Mike Bordes
Richard Bostick
Nathan Botti
Kent Bowman Jr.
Sonny Bowman II
Christopher Boyles
Shad Brackin
Arla Bradford
Blair Bradley
Colt Bradley
Dennis Bradley
Rick Bray
Christopher Breland
Rawlins Breland
Randall Brewer
Dawn Brick
Scott Bridges
Lindsay Bridgwater
Kenny Briley
Brian Bristol
Bryan Britt
James Britt
Clint Brooks
Gerald Brooks
Joe Brooks
Landon Brooks
Shannon Brooks
Leslie Bross
Sarah Brothers
Charles Brown II
David B. Brown
Matthew Brown
Robert Brown
Timothy Brown
Mary Bruce
Benjamin Brulet
Heather Brulet
Jennifer Brumage
Jeremy M. Bryan
Scottie Bryan
Jeffrey Bryant
Ron Bryant
Megan Bryce
Jamie Buchanan
John Bunner
Steve Burnley
Jeffery Burns
Lonnie Burns
Amy Burrous-Medina
Sylvia Bustamante
Jeff Butler
Byron Button Jr.
Steve Byrd
Bradley Cagle
Christopher Cain
Mike Caldwell
Stephen Callahan
Craig Callas
James Callender
Juan Camacho
Martin Camacho
Jeremy Camburn
David Camero
Kim Cameron
Stephen Cammann Jr.
Jimmy Camp
Derek Campbell
JC Campbell
Scott Campbell
Steven Canada
Michael Caneen
Steve Canfield
Casey Cardin
Cody Carlisle
Nathan Carlson
Lonnie Carpenter
Luke Carpenter
Jeremy Carraway
Bobby Carter
Charles Carter III
Jeremy Carter
Toby Cashion
Ken Cason
Jefferson Castie
Jimmie Casto
Thomas Caton Jr.
Ken Cavner
Scott Cazabat
Brad Chambers
Erin Chancellor
Chris Chappell
Jerome Charleston
Eugene Childers
Lindsay Choate
Amanda Clark
Christopher Clark
William Clark
Tom Clarke
Jane Clements
Christopher Clevenger
Megan Clinkenbeard
Jason Coates
Lloyd Cockrell
Merrick Coe
Merle Coffman Jr.
Christopher Cogswell
Joe Coladipietro
Glenn Colbert
John Cole
Justin Colegrove
Bob V. Coleman
Juri Coleman
Justin Collier
Nathan Collins
Rick Collins
Tom Comer
Ron Comes
Paul Conti
Jud Cook
Rickey Cook
Chad Corcoran
Tammie Corkery
Jon Corley
Adam Cornell
Jose Corralejo
Benjamin Corso
Agustin Cortes
Marcus Corvino
Keith Cowell
Stephen Cox
Josh Craig
Julie Craig
Brandon Cramer
Cory Crawford
Jonathan Creagan
Robbie Crosier
Derik Cross
Michael Cross
Johnathon Crossen
Willard Crossen
Pam Crum
David Cunningham
Natalie Cunningham
Bryan Curtis
Jimmy Cyrus
Tiffany Dailey
Jeffery Daniel
Becky Danker
Joe Darnell
Adam Daugherty
Brian Daugherty
Joe Daugherty
Pat Davenport
Orin David
Andrew Davis
Darryl Davis
Dustin A. Davis
Gary Davis
Joel Davis
Landon Davis
Steven Davis
William Davis
Ryan V. Dean
Shane Dean
Eric Deeter
David Dehn Jr.
Bradley Deines
Billie Demott
Gregory Desper
Fnu Dezvita
Valente Diaz
Chase Dickens
Bentley Dill
Jerry Dilley II
Nicholas Dimauro
Drew Dixon
Lee Dixon
Amy Dobkin
Renee Dollar
Crystal Doty
Marshall Dougherty
Karl Doughty Jr.
Terry Doughty
Irene Dougrey
Anna Dovedan
Cheryl Dowis
John Dozer Jr.
Michael Drake
William Draper
Greg Duffy
Will Duffy
Connie Duke
Justin Dulaney
Chad Duncan
Jim Dunham
Chris Dunton
Cory Durig
Chris Duroy
Chase Dwiggins
Greg Dykes Sr.
Joe Eades

Allison Earl
Shannon Earley
Jeremy Easton
Janelle Eaton
Layna Edd
Joseph F. Eddy III
Jarrod Edens
Christopher Edge
Michael Edie
Jeremy Edmister
Kelly Edson
Raymond Edwards
Daniel Eidt
Luis Elizondo
John Elkins
John Ellard
Don Elliott
Gilbert Ellis
Jim Ellis
Amanda Embry
Joseph Emerson
Gary Emmert
Tyler Emrich
Thomas Erp
Christopher Escher
Jevon Escobar
Keith Eubanks
Don Evans
Jason Evener
Lyric Ewing
Richard Faries
Chris Feazell
Zachary Fegley
Amy N. Ferguson
Ronnie Ferguson
Tyler Ferguson
Maria Fernandez
Michael Fesmire
Linette Fibiger
Brandin Fields
Casey Fields
Kevin Fields
Peggy Fields
Brett Finley
Amanda Finney
Jesse Fisher
Mike Fisher
Randy Fite
Billy Fitt
William Fitzgerald
Jared Flesher
Ronald Fletcher
Toni Flowers
Robert Foland
Tim Fordenbacher
Rhonda Fortuin
Chris Fournier
Bobby Fowler
Sandra Fraley
Chris Frazier
LeeAnn Frazier
Lynn French
Tina Fruge
Tyler Gage
Darren Gagliardi
Cecil Gamble
Matthew Gammon
Jim Gann
Alfonso Garcia
James Garcia
Maria Garcia
Joshua Garcie
Greg Garrison
Dan Garwood
Alan Gary
Naomi Garza
Lynda Gearheart
Nicole Geisinger
Ryan George
Todd George
Kayla Geurkink
Mark Geurkink
Bert Gibson
Josh D. Gibson
Robert Gifford
Michael Gilbert
Jennifer Gilliam
Ellen Gilliland
Florence Gills Jr.
James Gilpin

Tim Gilpin
Shannon Glancy
Travis Glauser
Michael Gleason
Bradley Glosup
Karl Goebel
Darrell Goeringer
Devin Golden
Jose Gonzales
Cirilo Gonzalez
Mark Goodin
Richard Goodrich
Daniel Gorham
Julian Gorman
Ryan Gorman
Shawn Goss
Adam Gossen
Joseph Gottschall
Melissa Goyer
Mike Grady
Inna Graham
Caleb Grantges
Matt Grassmyer
Mike Graves
James Gray Jr.
Stanford Gray
Trey Graybill III
Lance Green
Mike Green
Whit Green
Allan Greenawalt
Dustin Greenway
Josh Grellner
Lambert Grim
Brian Grove
Christopher Guajardo
Rich Guenther
Glenda Guerra
Rene Guerra
Angel Guerrero
Brian Gunsaulis
BoJames Gunter
Paul Gutta
Sarah Hacker
Ryan Haffner
August Hadwiger
David Hagadorn
Keith Haggard
Stephen Haggerty
Greg Hakman
Brian Hale
Brandon Hall
Dustin Hall
Renee Hall
Rick Hall
Zach Hall
Lynne Hames
Clint Hamilton
James Hamilton
William Han
Nick Hancock
Kristi Hanna
Sean Hansen
David Harbin
Daniel Hardy II
Stephen Hardy
Eddie Hare
Alysia Hargus
Aaron Harper
Adam Harper
Christopher Harper
Jackie Harris
Jerry Harris
Berlin Harrison
Mark R. Harrison
Charles Hart
Kevin Hart
Larry Hartgrave
Matthew Harville
Leonard Harzinski Jr.
Heath Hatcher
Erin Hathaway
John Hatton
Thomas Haun
Robert Havens Jr.
William Hawkins Jr.
D.J. Haydon Jr.
Adam Haynes
Kenneth Hays
Allen Head

Jennie Heard
Greg Heater
Kellie Hefner
Jeremiah Heldreth
James Henderson
Rob Hendle Jr.
Sandra Hendrix
David Hennessy
Marcus Henry
Phil Hensley
Parish Henson
Brandi Hernandez
Jose Hernandez
Raymond Herndon III
Mike Hershberger
Kurt Hibbard
Alyssa Hickey
Carlos Hicks
Gary Hicks
Jacala Hicks
Jason Hicks
Michael Hicks
Dean Higganbotham
Duke Hightower
Christopher Hill
Chase Hines
Edgar Hinojos
Kerry Hinsley
Cory Hixson
Angi Hodge
Steven Hodges
Jaime Hodson
Russell L. Hogue
Dustin Holben
Brandon Holley
John Hollister
Jolene Holloman
Laura Holmes
Clay Holt
Gene Holt
Thomas Hood
Matt Hoops
Wes Hope
Amy Hopmann
Jason Horn
Jennifer Horrigan
Sherry Hosey
Lanny Hotaling
Sara Howard
Sherry Howell
Eddie Howen
Morgan Hudson
Stacy Hudson
Daniel Hudspeth
Nathaniel Huggans
Lori Hughes
Hayley Humpert
Jeremy Hunter
Eddie Hurst
Edward Hurst
Kollin Hurt
Kyle Hurt
Lisa Hutcherson
Allen Hutchins
Kevin Hutchins
Jon Hyde
Wesley Hyde
Neal Impson
Donnie Ingram
Patrick Innes
Eric Inskeep
Orlando Isaias
Blake Jackson
Brian Jackson
Mark Jackson
Shawn Jackson
Kenneth James II
Larry James
Lamont Janz
Ryan Jarratt
Calvin Jarrell
Robert E. Jarvis
Victor Jarvis Jr.
David Jennings
Erinn Jennings
Bob Joest
Bradford Johnson
Braydn Johnson
Brian Johnson
Gary W. Johnson

Jimmy J. Johnson
Kevin Johnson
Larry Johnson
Matt Johnson
Michael Johnson
Rich Johnson II
Scott Johnson
Steve M. Johnson
Amy Jones
Bobby Jones
Brady Jones
Cyndi Jones
Daniel Jones
Emily Jones
Jennifer Jones
Jeremy Jones
Julie Jones
Scott Jones
Whitney Jones
Xavier Jones
Will Jordan
Ed Jozwick
Ron Juratovac
Alex Karim
Clint Keating
Cale Keim
Mark Keitz
Chad Kelley
Jordan Kelley
Matt Kemper
Josh Kendrick
Greg Kennedy
Cheryl Kerr
John Kiehlmeier
John Kilgallon
Colby King
Jeremy King
Melissa Kingry
Will Kington
Woody Kinney
Michael Kinsey
Kenny Kipper
Wayne Kirk Jr.
Whitney Kirk
Kerry Kirksmith
Heidi Kirsch
John Kitchen
Shayna Kjellsen
Josh Kling
Zackery Knell
Aaron Knight
Chuck Knight
James Knight
John G. Knox
John M. Knox
Todd Kreamer
Ben Lacy
JV Laffitte
John Lair
Daniel Lancaster
Bobby Landrum Jr.
Kim Landry
David Lane
Richard F. Lane
Clay Langley
Mike Langley
Jimmie Laningham
Daniel Lara
Corey Lasley
Joe Latham
Brian Layman
Lucy Lazos
Julia LaBella
Claudia LaPlante
Courtney Leach
Scott Ledbetter
Aaron Lee
Alexa Lee
Christopher Lee
Clayton Lee
Dale Lee
Tol Lee III
Will Lee Jr.
Bryan Legg
Marie Leifheit
Wesley Lemens
Jared Leseman
Andy Levine
Mark Levingston
Chad Lewis

Tim Lewis
Taylor Ley
Micah LeGall
Sam Liebhart
Eric Lindberg
Jeffrey Lindsey
Larry Lines
Andrew Linguist
Rosie Linton
John Little
Michael Little
Robby Little
Michael Livingston
Neil Lloyd
Logan Lobue
Scott Locklear
Lyndel Loman
Angie Long
Carson Long
David Long
Diana Long
Eddy Long
Dan C. Lopata
John Lorentz
James Louiso
Owen Love
Francisco Lozano
Petra Lozano De Thompson
Bonnie Lucas
Cody J. Lucas
Harvey Lucas Jr.
Tyler Lumpkin
Bill Lusk
Dustin Lynn
Gerald Mackenzie Jr.
Shad MacNaughton
Ashley Madison
Daniel Maffei
Marissa Mahan
Nicolas Mahan
Damon Maikell
Bob Malecki
Jim Malone Jr.
Dale Manahan
Sid Manning
Joe Marecic
Aaron Marlow
Stanley Marlow
Michael Mars II
Lester Marsh
Evan Marshall
Dan Martin
John Martin Jr.
Michael L. Martin
Rick Martin
Shane Martin
Stephen Martin
Joe M. Martinez
Joel Martinez Jr.
Rick Martinez
Paul Marton
Jerry Massey Jr.
Efraim Mata
Brandon Mattison
Tamara Mauk
Jess Maulsby
Matt Mayhew
Kevin McBee
Gary McBride
Jesse McCabe
Thomas McCambridge
Stu McCarthy
Brad McCarty
Michael McCarty
Jeff McCathern
Michael McClintic
OG McClinton Jr.
Bill McClure
Glen McConnell
Chad McCool
Brian McCoy
Katie McCullin
Crystal McCusker
Calvin McDaniel
Dave McDiffitt
Bryan McDonald
Mickey McDonald Jr.
David McFall
Christopher W. McGinnis

Travis McGloughlin
Richard McGuire
Jasen McKay
James McKee
Mike McKee
Nathan McKeehan
Stephanie McLaughlin
Steve McLaughlin
Nathan McMullen
Jamie McNabb
Kyle McNayr
Thomas Measel
Fidel Mendoza
Tay Mendoza
Leah Merciez
Ryan Meyer
Randal Mick
Travis Miles
Ken Miller
Kenneth Miller
Kerri Miller
Kirby Miller
Marianne Miller
Mike E. Miller Sr.
Sedrick Miller
Tim Miller
Danya Mills
Karen Mills
Richard Minshew
Danelle Minton
Tommy Mitch
Chris Mitchel
Randall Mitchell
Ryan Mixon
James Mode
Darin Molone
Corey Montgomery
Robert Montgomery
Charlene Moore
Cliff Moore
Daylan Moore
Densel R. Moore Sr.
Densel R. Moore Jr.
Joel Moore
Margaret Moore
Philip Moore
Erik Moorman
Abel Morales-Macias
Kevin Morehead
Duane Moreland
Armando Moreno

Mark Muegge Jr.
Jared Mueller
Stacey Mullenax
Levi Mullins
Lawrence R. Munsey
Brian Murnahan
Robert Murphy Jr.
Christopher Musgrave
Kathy Myers
Mike Narcavage III
Robbi Nartey
Tyrel Naugle
Amy Neal
Gary Neal
Michael Neal
Freddy Neighbors
Rick Neiswonger
Terry Neitzler
Johnathon Nelson
Lisa Nelson
Sky Nelson
Matthew Neubert
Benjamin Nevill
Colin Newhouse
O'Ryan Newton
Chris Nichols
Jonathan Nichols
Luke Nichols
Sean Nichols
Kenneth Nickeson
Cassie Niemann
Jason Nieuwenhuis
Justin Norman
James Novak
Connie Nowell
Selena Nunez
Jared Nutter
Daniel Odell
Dean Ogden
Charles Ohlson
Victor Okeh
James Olive
Michael S. Oliver
Doug Olivier
James K. Olson Jr.
Brent Opfer
Pam Orth
Robert Ostrander Jr.
Ashley Overstreet II
Stacey Owen
Blake O'Neill

Joseph Paup
Kathleen Penn
Siva Pennabadi
James Penzo
James Perkins
Joshua Perkins
Chris Persellin
Catherine Peterson
Jay Petree
J R Pettijohn Jr.
Tu Phan
Knut Philippi
Daniel Phillips
Dustin Phillips
Lyn Phillips
Richard Phillips
Jayson Pihajlic
Timothy Place
Monte Plummer
John Poarch
Levi Poe
Venkat Pokkuluri
Angie Pool
Charles Poole
Kerry Poole
Ty Porche
Kenneth Porter
Adia Powell
Nathan Powell
Natalie Pralle
Chad Preston
Jerren Preston
Kyle Preston
James Price
Jeffrey Price
James Pritchard
Chase Pritchett
Justin Pritchett
Alan Procell
Michael Proctor
Estevan Puente
Kyle Puffinbarger
Bob Purgason
Mickle Putnam
Stony Queen
Stephanie Quinn
Aaron Rachall
Jeff Ragan
Michael Raisig
Juan J. Ramirez Jr.
Tim Ramirez



OKLAHOMA CITY, OKLAHOMA *Largest in the industry, Chesapeake's Geographic Information Systems department employs more than 60 geographers, cartographers and specialists.*

Christopher Morgan
James Morgan
Justin Morgan
Nathan Morgan
Sloane Morgan
David A. Morris
David Morris Jr.
Joseph Morris
Sydney Morris
James Mosby
Jason Mosley
James Mossor
Justin Moxley

Kevin Pack
Meosha Paige
Allen Pair
Cristian Parau
Bill F. Parker
Nicholas Parker
Laura Parrish
Eddie Parsons
Kevin Parsons
Reema Patel
David Patterson II
Kathleen Patton
Ben Paugh

Timothy Ramsey
Cathy Raney
Will Ratcliffe
Gerald Ratliff
Charles Ratts
Hillary Raubach
David Rauh
Christopher Ray
David Ray
Joseph Raybon
Reid Reagan
Mike L. Reddick
Jerry Reel

Roy Reel
Flint Reeve
Damon Reeves
David Reeves
Reagan Register
Andy Reinert
John Repp
Brandon Reyes
Jimmy Rhodes
Rory Rice
Patrice Rich
Bobby Richards Jr.
Rene Richards
James Richardson
Joseph Richardson
Luke Richardson
Rodney Riffle
Richard Riggins
John Riggs
Cassie Rigsby
James Riley
Freddy Rios
Oscar Riveracano
Candace Robert
Michael Robert
Joseph Roberts
Ronald Roberts
Diana Robertson
Brian Robinson
Chad Robinson IV
Shae Robinson
Sarah Robinson-Garcia
Kaylan Roby
Woodrow Rodgers Jr.
Michael Rodrigues
Chance Rodriguez
Gustavo Rodriguez
John G. Rogers
Kathy Rogers
Mark Rohrbough
Robert Rollins
Marc Rome
Domingo Romero-Luna
Jacque Ross
Jessica Ross
Rhonda Ross Sr.
Terry Rowe
Julie Roy
Chris Royse
Austin Rupard
Rick Rupard
Michael Rupp
Jason Ruppert
Joanna Rus
Ron Rush Jr.
Jackie Rutherford Jr.
Stacy Rutledge
Peter Rutt Sr.
Thom Rychecky
Jesus Salinas
Gene Sampson
Zack Samuels
Lucio Sanchez
Chase Sanders
Daniela Sanders
David Sanders
Marc Sanders
Steven J. Sanders
Brad Sandifer
Kara Sardis
James Saultz
John Saxon Jr.
Harley Scanlon
Gabe Scheer
Jess Schenk
James Schlarb
Crystal Schmeckenbecher
Jason Schmitz
Eric Schneider
Ashton Schoaps
Robert Schoenfeldt Jr.
Cassie Schoshke
Eli Schrock
Phillip Schroeder
Tony Schroeder
Chris Schuman
Michael Schweighart
Joshua Sconyers
Brian Scott
Candace Scudder
Tanner Seal
James Sears
Stephen Seibert
John Seifreid III
Josh Sentyz
Brandon Sepulvado
Raquel Shacklett
James Shamblin
Willie Sharp
Dan Sharpe
Shea Shelby
Jason Shelhamer
Tom Sheme Jr.
William Shepardson IV
Justin Shields
Sherri Shirley
Rob Shores
Jesse Short
Troy Short II
Tim Shue
James Shull
Lynette Shults
Clayton Shumway
Anthony Shuster
Darren Silcott
Corinne Simon
Nicholas Sims
Greg Singleton
Jonathan Sisk
Buddy Sissom Jr.
Randy Skinner
Kristy Skiro
Reggie Sloan
David Smarkusky
Brian Smith
Bryan L. Smith
Jarrett Smith
Jerry Smith
Joshua J. Smith
J.D. Smith
Katherine Smith
Lisa Smith
Matthew Smith
Michael W. Smith
Mike R. Smith
Shawn Smith
Amy Snedeker
Casey Snow
Cory Snyder
Kendel Snyder
Richard Snyder
Stephen Socha
Jason Sonnema
Frank Sopher
Danielle Southall
Lawerance Southerland
Bobby Sparkman Jr.
Jack Sparks Jr.
Rick Sparks
Gary Spencer II
Levi Spencer
Rick Spicer
Dave Spigelmyer
Shelly Spitznogle
Justin Spruell
Curtis Spruill
Loni Staats
Stan Stacy Jr.
Timothy Stamper
Ryan Stamps
Richard Standage
Amy Stanley
Harold Starr
Hancel Steen
Michael Stephens
Teena Sterling
Billy Stevens Jr.
Jeremiah Stevens
Eric Stewart
Jeffrey Stewart
Joshua Stiles
Mike Stivers
Dillon Storer
Kim Stovall
Eugene Stradley
Sean Strange
Elizabeth Strawn
Jake Swanson
Sherrie Swift
Steven Talada
David Talley
Kevin Tapia
Steven Tatro
Jonathan Tatum
Ryan Tatum
Amanda Taylor
Barbara Taylor
Chad Taylor
Chaya Taylor
Darrell Taylor
Jason A. Taylor
Jeremy Taylor
John Taylor
Kyle Taylor
Simone Taylor
Jeffrey Tedesco Jr.
Wossen Tefera
David Templet
Amy Tennison
Erin Tewell
Cody Theimer
Colby Therwhanger
Andrea Thomas
Ashley Thomas
Ray Thomas
Tommy Thomas
Jeff L. Thompson
Justin Thompson
Rene' Thurman
James Tillman
Joseph Tingler
Taylor Tisdal
Gregory Tomlinson
Philip Tomlinson
Jeffrey Toot
Donald Torres Jr.
Rogelio Torres
Richard Trammell
Donie Treadaway
Tyler Treece
Alejandro Trejo
Alina Trepagnier
Marsela Treska
Addie Triska
Cody Trisler
Michael Tucker
Randy Tullos
Bronson Turley
Michael Turner
Jesse Tuthill
Jackie Tuttle II
Nick Tyler
Jack Tyre
Don Tyson
Christopher Underwood
Kie Vander Sys
Mark Vannasdall
Phillip Vanover
Roger VanRyn III
Joseph Vargas
Andrew Vargeson
Todd Varner II
Stephanie Vaughan
Peyton Vaughn
Marcelo Vera
Raymond E. Verhoeven
Rick Vickers
Derek Viljoen
Michael Vincent
Billy Vo
Gregory Vogel
Matthew Volner
Casey Voss
Alyssa Vowell
Jason Waldenville
Connie Waldrop
Audie Walker
Christopher Walker
Doyle Walker
Bill Walko
Billy Wallace
Brandon W. Wallace
Jason Wallace
Kristin Wallace
Michael Wallace
Karen Walters
Tony Ward
Craig Warren
Joseph Warren
Larry Warren
Michael Warren
Jerry Watkins
Brent Watson
Rusty Webb
Vance Webster II
Blake Wedel
Darren Weed
Charles Wegman
Cutter Weiand
Jared Weingartner
Jason Weingartner
Ralph Welch Jr.
Derek Wells
Sean Wells
David West
Lee West
Zach White
Jimmy Whitehead
Daniel Whiteman
Gary Whitis
Taylor Whitis
Cole Whitman
Emily Whitney
Tyler Whitsett
Jeremy Wiedenmann
Kristel Wiewel
James Wiggins
Michael Wiggins
Todd Wilfong
Dustin Willbanks
Aaron Williams
Amy E. Williams
Jeff Williams
Jordan Williams
Joseph Williams
Lisa D. Williams
Stephanie Williams
Ty Williams
Josh Williamson
Doug Willits
Kendra Wilmeth
Alan L. Wilson
Kory Wilson
Preston Wilson
Christopher Wilt
William Winstead
Brandon Winters
Travis Wishon
Ari Wolever
Ronald Wolfe
Kenneth Wood
Jana Woodard
JR Woodfin
Joshua Woods
Katie Wooten
Larry Wooten
Andrew Work
Rick Worley
Brandon L. Wright
Brian Wright
John K. Wright
Mike W. Wright
Sammy Wyatt
Dwayne Wylie
Steve Wyman
Larry Yawn
Amanda Yeager
Jason Young
Randy Young
Brett Yourish
Art Ysaguirre Jr.
Sam Yule
Doug Yurek
John Zimmerman Jr.

2010 (3,105)

Robie Abbott Jr.
John Abeid
Billy Abernathy
Sasha Abernathy
Randy Abigt
Justin Abma
Mike Achee
Diana Acker
Luis Acosta
Brooke Adams
Junior Adams
Nealon Adams
Ronley Adams
Elizabeth Adcock
Chad Addison
Rebecca Addison
Rochelle Adickas
Mark E. Adkins
Nathan Adkins
Steve Aduddell
Jason Agee
Carlos Aguilar
Dustin Aguilera
Brady Aguillard
Nadia Ahmed
Brenda Aiken
Art Alarcon
Richard Albaugh
Sherri Albert
Adrian Alcala
Peter Alcorn
Rachel Alden
Jeremy Alexander
Mason Alexander
Nicholas Alexander
Steven Alexander
Todd Alexander
Jordan Alford
Loretta Alfrey
Chris Allen
Emory Allen
Eric Allen
James H. Allen
James P. Allen
Jerad Allen
Jesse Allen
Jessica Allen
Joshua L. Allen
Kevin Allen
Rick Allen
Rob Allen Jr.
Roseanne Allis
Beth Allison
Rick Alliss
Ricky Allums
Douglas Almgren
Joel Alpers
Alex Altman
Jorge Alvidrez
Jennifer Ammari
Richard Amorose
Nicholas Amos
Mark Anders
Chase Anderson
Colby Anderson
Jason Anderson
Jeff D. Anderson
Jimmy Anderson
Marjorie Anderson
Prentice Anderson Jr.
Zack Anderson
Aaron Andrews
Troy Andrews Jr.
Mike Angeles
John Angiulli
Coby Aparicio
Shauna Apolinar
Chris Applegate
Amber Archer
German Arellanes
Jose Arellanes
Joel Arellanes - Najera
Robert Arens
Eric Armenta
Allen Armstead
Chad Arnold
Terri Arnold
Leornardo Arroyo
Mark Ash
James Ashcraft
Alan Ashford
Jason Ashinhurst
Travis Ashley
Jason Ashmun
Blake Ashton
Ryan Astheimer
Jesse Ates
Sam Atkins
Billy Atkinson
Lisa Austin
Doug Avellino
Emily Avery
Tyler Avery
Jesse Ayala
Darren Ayers
Jason Ayers
Edon Babcock
TC Babineaux
Donald Baccus
Charlie Baeza
Stephen Bafumo
Michael Baggett
Jeremy Bagley
Dianna Bailey
Kevin W. Bailey
Sherri Bailey
Donald Baker
Grant Baker
Jamie Baker
Matt Baker
Matthew Baker
Tim Baker
Timothy Bala
Amanda Balcom
Roel Balderas
Sandra Balderrama
Amanda Baldwin
Jaryd Baldwin
Tim Baldwin
Alex Bales
Betsy E. Ball
John Balog
Diane Balogh
Blake Baptist
Adrienne Barber
Rodney Barber Jr.
Ben Barichivich
Daniel Barker
James A. Barker
James A. Barker
Jeff Barksdale
Kody Barmore
Kevin Barnard
Jonathan Barnett
Joey Barnhill II
Patrick Barnum
Peter Barnum
Jason Barr
Nathan Barrett
Milo Barrington
Corey Barrios
John Barrios Jr.
Sammy Barron
Dave Bartgis
Patton Bartholomew
Justin Bartlett
Sam Bartley
Richie Bartosh Jr.
Chris Bartran
Sonny Barve
Zach Basden
Phil Base
Adam Basquez
Adam P. Basquez Jr.
Adam Bates
Cliff Bates
Kyle Bates
Tarah Bates
Scott Batson
Damien Batten
Janet Battle
Jeremy Battle
Mitchell Batts
Brittany Baucom
Josh Bavari
Bryan Bays
Eric Bazan
Anthony Bear Robe-Hofwolt
Brandt Beasley
Jessse Beason
Brent Beaty
Mira Beavers
Gubany Becerra
Tracy Becerra
Jeff Bechtel
Brian Beck
Ryan Beck
Don Becker
Joshua Becker
Ellie Beckers
Callie Beckham
Jordan Bedwell
Duane Beecher
Ricky Beene
Jared Begemann
Nicole Bekker
Blake Belanger
Jeremy Bell
Jerry Bell
Louis Bell
Russell Bell
Sam Bellinger
Stacee Bellows
Mike Belman III
Isaiah Beloncik
Ron Belstra
Johnnie Benefield
Nancy Benham
Michael Benjamin
Jerome Bennett
Tammy Bennett
Tony Bennett
Sean Benson
Jessica Beres
Brad Berga
Peter Bergman
Edwin Bergner
Matt Berkeley
Leonardo Bermudez
David Bernal
Natasha Bernhardt
William Berry II
Sergio Berumen
Jay Bessinger
Morgan Beuchaw
Cody Bevan
Jared Bialas
Lyndsay Biby
Geoffrey Bice
Donald Bickford
Travas Bickhart
Sean Bidwell
Mark Biefeldt
Michael Bierly
Corey Bigelow
Carl Biggs
Bryan Billings
Roy Bills
Patty Bingham
Nathan Binswanger
Scott Bird
Benjamin Bishop
Blake Bixler
Amy Black
Melody Black
Niki Black
Travis Black
Mark Blackburn
Dustin Blackman
Robert Blain
Noelia Blair
Justin Blake
Roy Blanchard
Ted Blanchard
Ray Blanco Jr.
James Bland
Tim Blasz
Marla Bleakley
Alan Bledsoe
Andrew Bledsoe
Shane Blehm
Cody Bleigh
Laren Blevins
Tom Blevins
James Blewer
Jason Blewer
Cody Blosch
Travis Bly
Jon Boardman
Jason Boatright
Josh Boaz
Lori Boecking
Brian Boerner
Ryan Bogaczyk
Carrie Bogie
Sandra Bogle
TJ Bogle
Katrina Bohannan
Robert Bolden
William Bolin
Caleb Bolton
Dave Bolton
Sherry Bonawitz
William Bonecutter
Travis Bonine
Chris Bono
Claude Bonura
Blaine Booher
Bobby Boone
Brandon Boone
Stephanie Boone
Matthew Booth
Henry Bordelon
Mike Bordelon
Roger Bordelon
Kane Borek
Steve Bornsen
Densiel Bottger
Tyler Bottger
Steven Boulware
Steve Bowers



BIG WELLS, TEXAS *In the heart of the Eagle Ford Shale, Chesapeake's vertical integration strategy allows the company to rapidly accelerate its drilling activities.*

Michael Bowling
Jesse Bowman
Matthew Bowman
Joe Box
Bobby Boydstun
Ashley Braden
Kyle W. Bradford
Reagan Bradford
Don Bradley
James Bradley
Jase Bradley
Jason Bradshaw
Zac Bradt
Tim Brady
Larissa Braker
Bradley Brasington
Blake Braswell
Danny Bratcher II
Cory Bratina
Lee Ann Bratten
Allen Bratton Jr.
Jason Bratton
Mike Bread
Dax Brecher
Cache Breedlove
Gerry Brem
Matt Brennan
Jayson Breunig
Cody Brevelle
Brian Brewer
Tim Brewer
Blaire Bridges
Jason Bridges
Jason Briggs
Mark Brinegar
Larry Briscoe
David Bristol
Courtney Britt
Greg Britt
Steve Brominski
Buddie Brooks
Justin Brooks
Christopher Brosius
Robert Brosko
Holly Brotherton
Angela Brown
Chris Brown
Christopher Brown
David Brown
Heather Brown
Henry Brown
Josh Brown
Mark A. Brown
Michael Brown II
Moriah Brown
Rodney J. Brown
Ronald Brown
Willie Brown III
Mike Brownell
Rick Browning
Michael Brunsman
Corey Brutsman
Erik Bryan
Richard Bryant
Scott Bryant
Brad Buchan
Alex Buchanan
Trey Buchmeyer
Juan Bucio
Kylie Buckles
Emily Buckmaster
Eric Buddenbohn
Ryan Buersmeyer
Michael Bullock
Bobby Bumgarner
Robert Bunke
Chris Bunn
Stephen Burchard
Sam Burdge
Brett Burger
Carl Burkhammer
Bruce Burkhardt Jr.
Cody Burnett
Don Burnett
Jake L. Burnett
Jami Burnett
Ty Burnett
Delvin Burns
James Burns
Sarah Burns

Justin Burris
Harriet Burrow
Jeff Burson
Jeff Burt
Kyle Burt
Jeremy Burton
Michael Burton Sr.
Thomas Burton Jr.
Julie Bushong
Brian Bussie
Juan Bustamante
Lea Ann Butcher
Amy Butler
Charles Butler
Cosey Butler Jr.
Eric Butler
Steven Butler
Joe Button
Stephen Button
Zack Butts
Robert Byers
Kelly Byford
Charlie Byrd
Bryan Bone
James Cahoon Jr.
Ryan Cain
Brian Calder
Javier Calderon
Clayton Calhoun
Jerry Callahan
Rick Callahan
Katie Callaway
Jason Callen
Noel Camacho
Carlos Camacho-Martinez
Nicholas Camburn
Marissa Camp
Alan Campbell
Ashley Campbell
Jessica Campbell
Kelsey Campbell
Ron Campbell Jr.
Joesph Canaday
Chris Cannon
Lindi Cantrell
Salvador Cantu Jr.
Charles Caraway
Jordan Carden
Nikki Cardenas
Victor Cardenas Sr.
Victor Cardenas Jr.
Arnold Carey Jr.
Adam Carleton
Brian Carlozzi
David Carlson
Trinity Carman
Candace Carollo
Jason Carpenter
David Carrico
Jose A. Carrizales
James Carroll
Shawn Carroll
Robbie Carson
Dusty Carter
Gail Carter
Jonathan Carter
Meg Carter
Roger Carter
Dusty Cartrette
Mac Carver
Heleodoro Casarez
Allison Cashman
Nik Casiano
Lauren Cassel
Scott Castaneda
Brad Castle
Josh Castleberry
Encarnacion Castro
Pete Castro
Sean Cates
Allen Catlett
Rolando Cavazos
Ashley Cawthron
Nicholas Cerbone
Doug Cerretani
Mike Cervantes
Brandon Chabot
David Chadwick
Jake Chambers
Jonathan Chambers

Jordan Chambers
Williard Champagne Jr.
Aaron Chang
Gustavo Chang-Koo
Bounyeme Chansombat
Terry Chapman
Eric Charoonsak
Kenneth Chase
Zac Chastain
Melissa Chasteen
Jerry Chavez
Jose Chavez
Marcos Chavez
Paula Cheater
Whitney Cheek
Brian Chenault
Stephanie Cheng
Taylor Chennault
Terry Cheramie
John Chidester Jr.
Theo Chidester
Dave Childers
Billy Childress
Steve Childress
David Childs Jr.
Billy Chilson
Daniel Chilson
Eric Chilson
Gretchen Chilson
Jason Chilson
Jeffrey Chilvers
Eric Chipps
Joshua Chonko
Jonathan Christian
Liza Christian
Jerome Christopher
Jacob Chrones
Eric Cindric
Jerry Circelli
Cason Clagg
Daniel Clampet
Abby Clapp
Cheryn Clapp
Jesse Clapp
Chris Clark
Josh Clark
Paul Clark
Stewart Clayton
James Clements
Ken Clemons
Tom Cleveland
Josh Clifford
Zsanett Clifford
Jessica Clifton
Richard Clifton
Charla Cline
Jack Clinger
Patrick Close
Brian Closson
Glen Clothier
Tricia Clothier
Travis Clutter
Jessica Coats
Kristyna Coats
Chris Cobbs
Robert Cockburn
Timothy Cockerham II
Kyle Coe
Paul Cogar
Weston Cogburn
Matt Coker
Sherry Coker
Alex Colarusso
Quincy Colbert
Jeremy Cole
Brandon Coleman
Jason Coleman
Jeffrey Coleman
Ann Coleson
Kari Collard
Suzi Collier
Bill Collins
Billy Collins
Cindy Collins
Cody Collins
Gary Collins
John Collins
Laurie Collins
Jack Colten
Drew Columbus Jr.

Edwin Combs
Danielle Comer
Maggie Coneil
Duane Confer II
Ben Conley
Chris Conner
David Conner
Robert Conner
Kandi Connor
Denver Conrad
Jesse Conrad
Frank Conserette III
Robert Conway Jr.
Seth Conway
Cody G. Cook
Cody Cook
Eric Cook
Ryvers Cook
Zackery Cook
Johnathon Cooke
Shane Cooley Jr.
Kyle Coon
Kyle Cooper
Larry L. Cooper
KaraBeth Copenhaver
Will Corbyn
Allan Cormier
Mike Cornell
Carl Corner
Amy Cornforth-Long
Kate Cornwell
Edgard Corona
Evaristo Correa
Wesley Corrick
Aaron Corter
Neil Cory Jr.
Harold Cosner
Josh Cosner
Fernando Cossio
Dan Costello
Clayton Costlow
Kirk Cotham
Megan Cotton
Chester Cottrill
Marc Coughanour
Vashon Coverson
Margaret Covington
Ashley Cowan
Charles Cox
Clayton Cox
Dustin Cox
Orrin Cox
Joe Craig
Kara Crain
Jason Crawford
Kenneth Creel Jr.
Gail Creighton
Monte Creps
Alex Criner
Dorine Crisman
Taylor Crisp
Mark Crocker
Ian Cronkhite
Brittany Croslin
Troy Crossen
Michael Crouch
Kari Crow
Odis Crow
Nicole Crowl
Acacia Croy
Patrick Crump
Conner Cruson
Eduardo Cruz
Carmen Csizmadia
Keeley Cuccio
James Cudd
Andrew Cullen
Bart Cullins Jr.
Kerry Culver
Katie Cummings
Kelly Cummings
Shaun Cummings
Tim Cummings
Danielle Cummins
Mike Cummins
David Curtis
Trevor Curtis
Edward Cutright
James Cyr
Walter Dahm

Malori Dahmen
Dallas Daley
Clay Dallison
Jamal DaneshFar
Paige Danford
Seth Daniel
Andy Darne
Stephen Darwent
John Daugherty Jr.
Felipe Davalos
John Davenport
Keely Davenport
Mark Davidovich
Derek Davidson
Steve Davidson
William Davidson
Bart Davis
Bennett Davis
Beverly Davis
Bradley Davis
Brian Davis
Collette Davis
Dustin W. Davis
Felicha Davis
Jason Davis
John W. Davis
Kim Davis
Kristin Davis
Megan Davis
Michael Davis II
Scott Davis
Seslie Davis
Tad Davis
Tyler Davis
Bryan Davison
Danny Davisson II
Brett Dawkins
Sarah Daws
Monica Day
Roger Day
Trey Day III
Eric Dean
Greg Dean
John Debruin
Benay Deckard
Jameson Deen
Barry Dees
Derek Dehoyos
Timothy Delaney
James Delauder
Mike Delauder
Heather Demarest
Angela Dempsey
Joshua Desko
Joshua Deville
Kyle Deville
Jack Dewbre
Timothy DeHaan
Timothy DeKinder
Walt DeLap II
Stacey DeLaune
Edward DeLaO
Bronson DeLeeuw
Tom DeMann
Sean DePriest
Lance DeSpain
Kyle DeVoe
Gary De Los Santos
Anthony De Los Santos
Nicole De Luna
Sandra Dias
Ben Dickason
Jeff Dietert
Ashlee Dieu
Daniel Diffey
John Dill
Eddie Dillard
Michael Dinelli
Robert Diosdado
Hilary Dittman
Belinda Dixon
Joel Dixon
Amy DiMaria
Taiz DiRienzo
Jason Doan
Bob Dobkin
Christopher Dockery
Peter Dodgen
Charlie Dolezal
Jaclynn Dollins

Brian Dombroski
Beth Donaldson
Wayne Donaldson
Matt Donley
Brian Donovan
Thomas Donovan
Dewey Dooley II
Matt Doporto
Joe Doran
Stuart Doss
Jeff Dotson
Cord Doucet
Ryan Doud
Scott Doud
Cole Dougherty
Sarah Douthitt
John Dowdell
Eric Dowell
Ashley Doyle
Kathy Doyon
Aaron Drabnis
Luis Dragustinovis
Kristina Drawbridge
Michael Driscoll
Jason Driver
Dana Drury
Michael Dube
Benjamin Duckworth
Ronnie Dudgeon II
Eric Dudley
Amy Dugan
Dug Dugan
Bernard Duke
Dave Duke
Ernest Duke
James Duke
Jeff Dukes
Cameron Dullea
David Duncan
James Duncan
Chelsea Dunlap
Larry Dunlap
Craig Dunn
Michael Dunn
Woody Dupre
Joe Durham
Robert Durham
Jessica Durrett
Allison Dvorak
Cindy Dykes
Jude Dysart
Richard Eads
Stephanie Eagle
Cody Eakle
Mark Earl
Reed Early
Brian Earnest
Zach Eastham
Garry Eastwood
Joshua Eaton
Jose Echavarria
Dustin Eck
Jason Eddy
Wesley Eddy
Chance Edge
Dave Edgmon
Lanese Edmond
Mandy Edmonds
Michael Edmonds
Chad Edmondson
Cody Edwards
Eric R. Edwards
Johnson Edwards
Jonathan Edwards
Mike Edwards
Samantha Edwards
Seth Edwards
Wyatt Edwards
Angela Eicholz
Darius Ekhtiar
Tim Eklund
Rania Elghazi
Mario Elizondo
Trey Ellers
Brad Elliott
Michael Emanis
Jerry Embrey
Michael Embrey
Kevin Emfinger
Roger Emmelhainz

Terry Endicott
James Epley
Adam Eppes
Derrick Erb
Justin Erskine
Antone Erve
Wade Erwin
Derek Esau
Aaron Escobedo
Victor Escobedo
Bruce Escovedo
Nick Esker
Enrique Espinoza
Dennis Espy
Delfino Esquivel
Phillip Estepp
Kirk Estes
Martin Etem
Debbye Eubanks
Robert Eutsey
Brandon Evans
David E. Evans II
Donald Evans
Jeffrey Evans
Kevin Evans
Lesley Evans
Mark K. Evans
Roy Evans
Steve Evans
Bryan Eveland
Robert Evers Jr.
Richard Ewald
Kristin Ewert
Justin Ezell
Stacy Ezell
Eric Ezzolo
Anthony Falkowski
Ricky Farmer
David Farnsworth
Jon Fason
Dwight Faux
Sammy Feagin
Heather Felder
Lori Felder
Abraham Felix
Jacob Fellenz
William Feltner
Alex Fennema
David Fenton
Ryan Fenton
James Ferguson
Jonathan Ferguson
Kevin Ferguson
Neeley Ferguson
Patrick Ferrebee Jr.
Heather Ferrin
Trevor Fessler
Bobby Ficco
Clara Fidalgo
Shelby Fidler
Daniel Fieker
Jon Filbert
Clint Filson
Mark Fimple
Lawrence Finch
Isaac Finkbeiner
Jeremy Finkbeiner
Lezli Finsterwald
Nick Fischietto
Kurtis Fish
Angela Fisher
Charles Fisher
Clay Fisher
Jeremy Fisher
Robert Fisher
Adam Fitzgibbon
Jason Flaherty
Jody Fletcher
Frankie Flores
Mark Flores
Toby Floyd
Jed Foley
Alexander Fontaine
Pete Foradori Jr.
Ashley Ford
Darren Ford
Sloane Ford
Tara Ford
Gary Fordyce Jr.
Elwood Foreman Jr.

Matue Forh
James Forney
Christina Forth
Shawn Fortney
Andrew Foshee
Danny Foster
Glen Foster
Jason Foster
Stephany Foutch
Carl Fowler
Sacia Fowler
Greg Fox
Howard Fox
Logan Franklin
Brandon Frazier
Chase Frazier
Michelle Frazier
Keith Free
Lindsey Free
James Freeman
Michael Freeman
Donnie French
James Fretwell
Kristin Friday
James Friend Jr.
Frank Frieri
Shawn Fromille
Brian Fuentes
Bryant Fulk
Al Fuller
Josh Fuller
Roland Fuller
Terry Fuller
Brett Fullmer
Christi Fulton
JoAnn Fulton
Russell Fultz Jr.
Kevin Furr
Kyle Gabb
William Gaddy
Drue Gage
Drew Gagliardi
Jill Gagliardi
Kyle Gagliardi
Sarah Gainer
Kristi Galbraith
Brad Gale
Randall Gall
Randis Gallaway
Billy Galloway
Eileen Galvan
Gerardo Galvan
Curtis Gambill
Jake Gamboa
Stephanie Gannaway
Deborah Garbark
Antonia Garcia
Guadalupe Garcia
Heriberto Garcia
Jesus Garcia Jr.
Mario Garcia
Martin Garcia Jr.
Jordan Gardner
Rodolfo Garduno
Loni Garis
David R. Garner
David Garner
DaNeil Garner
Phillip Garner
Stan Garner
Chelsea Garrapy
Bryan Garrett
Nick Garrison
Stephanie Garrison
Tammy Garvin
Matthew Garwood
Dolores Garza
Eduardo Garza
Mary Gaskill
Beth Gaston
Tim Gaston
Blaine Gatian
Justin Gauthier
Travis Gay
Albert Gaylord III
Jeff Gearhart
John Gebhardt
Brad Geer
Warren Geionety
Jerry Gentry Jr.

Kenneth Gentry
Chris George
Jerry George II
Brian Gibbs
John Gibbs III
Lane Gibbs
Chris Gibson
Hayley Gibson
J.D. Giddens
Tricia Giffin
Matt Gilbert
Larry Gillespie Jr.
Matthew Gilliam
Charles Gillis
Tracy Givens
David Gladwin
James Glass
Christina Glaviano
Davis Gleason
Ronnie Glenewinkel
Henry Glenn
Jeff S. Glenn
Sally Glenn
Scott Glenn
Wilbert Glover III
Spencer Goad
Allison Gocke
Ryan Goddard
Jon Godsy
Dana Goe
Josh Goforth
Kandy Golden
Derrick Goldston
Dustin Goldston
Mario Gomez
George Gonzales
Sam Gonzales
David Gonzalez
Fabian Gonzalez
Jose Gonzalez
Ray Good II
Pat Goodman
Daniel Goodwin
Andrew Gooshaw
Bryan Gordon
Daniel Gordon
David Gore
Ronnie Gore
Nick Goree
Thomas Goslin
Travis Gosnell
Adam Gospodarek
Steven Gosvener
Brandy Gottschall
Richard Gowan Jr.
JC Goza
Evelyn Grace
Carlos Gracian
Alicia Graham
Dana Grant
Dusy Grant
David Grapusa Jr.
Dusty Graves
Jon Graves
Joseph Graves
Gavin Gray
Jim Gray
Jon Gray
Eric Greathouse
John Greathouse
Geoff Green
Jeff Green
John Green
Justin Green
Lucas Green
Michael Green
Randy Green
Ronald Green II
Silas Green
Jane Greene
Mike Greenough
Jennifer Green-Pongrattanaman
Jason Greer
Kyle Gregor
Regina Gregory
Chris Grewell
Mark Gribbin
Ryan Griffin
Janelle Griffis

Mike Griffith
Anthony Grillett
Jeff Grim
Jeff Grindstaff
Chad Grinnell
Clay Grissom
Tara Gross
Vertis Grummert
John Gryder
Jose Guajardo Jr.
G G Guerra
Homero Guerra Jr.
Matt Guerrero
Miguel Guerrero
Roy Guerrero
Arnaud Guillemard
Agustin Guillen
Daniel Guinane
Michael Gulikers
Brenda Gumm
Barbara Guskin
Carly Gustafson
Galen Gustavus
Jimmy Gustavus
Steven Gustavus
Joseph Guthrie
Thomas Guthrie
Joe Gutierrez
Jose L. Gutierrez
Leopoldo Gutierrez
Jamey Guzak
John Haag
Matthew Habuda
Tim Hackenberg
Josh Hack
Richard Hackney
John Hadlock
Jessica Haer
Joshua Haile
Robert Hajdas
Kyle Hakes
Todd Hakes
Alicia Haley
Alex Hall
Billy Hall
Brock Hall
Derek Hall
Gabriel Hall
Gerad Hall
Richard B. Hall
Ryan Hall
Calwin Halpin
Ricky Hamilton
Russell Hamilton
William Hamilton
Brian Hamiter
Billy Hamm
Stuart Hamman
Todd Hammer
Augusta Hammergren
Brian Hammerschmidt
Melissa Hammontree
David Hancock
John Haner Jr.
Jeremy Hanes
Regan Hankins Jr.
Joel Hanks
Angie Hardey
Richard Harding
Keith Hardman
Graigery Harer
Dayne Hargrove
Bradley Harkness
Rick Harless
Colby Harlow
Jessica Harmon
Lane Harmon
Lewis Harper
Mike Harper
James Harris III
Robert R. Harris
Sara Harris
Tim Harris
Timothy Harris Jr.
Rodney Harrist
Gary Harshey
Denise C. Hart
James Hart
Margaret Hart
Pat Hartley

Paul Hartman
Brett Harvey
Keith Harvey
Rick Harvey
Christopher Harville
Kenneth Haskey Jr.
Nathan Hassinger
Kelly Hastings
Matt Hastings
Cody Hasty
Timothy Hatesaul
Alan Hatter
Franklin Hawes Jr.
James Hay
Jeff Hayden
Daniel Hayes
Kevin Hayes
Ryan Hayes
Drew Haymaker
Rowdy Haynes
Steve Heard
Ben Hearnsberger
Roxanne Heath
Lee Hebert IV
Trey Hebert
Jeremy Heck
Kyle Hedrick
Lynn Heidebrecht
Clay Heller
Jonathan Hemsley
Bob Hendricks
Allison Hendrix
Joseph Hendrix
Edward Henke
Tyler Henning
Angela Henry
Garrett Henry
Jed Henry
Patrick Henry
David Hensley
Laura Hensley
Austin Henson
Christian Hernandez
Juan Hernandez
Jake Herod
Shelley Herod
Tacha Heron
Fernando Herrera
Gerardo Herrera
Brent Herring
Matthew Herring
Christi Herrington
Kimberly Hesse
Charles Hester
Dennis Hester
Erin Hettman
David Hewitt
Clark Hickman
Alston Hicks
Jaime Hicks
Jordan Hicks
Scott Hicks
Tracy Hicks
Destery Hidlebaugh
Ryan Hidlebaugh
Jimmy Higginbotham
Michael Higginbottom
Amy Higgins
James Higgins
Tiffany Hight
Arrin Hill
Elgie Hill
Geno Hill Jr.
Jaron Hill
Jeanette Hill
Mike Hill
Stephen Hill
Kristen Hillis
Geoffrey Himmelreich
Tommy Hinchman Jr.
Freddie Hines
Scott Hinman
Daniel Hinton
Kevin Hlatky
Steve Hoaglund
Damieon Hodges
Sarah Hoffman
Russell L. Hogue II
Clarissa Hollander
Dustin Hollen

Alayne Hollis
Brett Holloway
Steve Holloway
William Holloway
Allison Holman
James Holman
Lincoln Holman
Cori Holmes
Eric Holmes
Nick Holmes
Chad Holst
Kerra Holsted
Eric Holsten
Kevin Holt
Conrad Holub
Ragen Homesley
Matt Hood
William Hood Jr.
Hudson Hoosier
Joe Hoover
Jon Hoover
Joshua Hoover
Jaime Hopkins
Jason Hopkins
Karen Hoppe
Tami Horn
Tanner Horn
Michael Horner
William Horner
Christopher Hornsby
Mike Hornsby
Aaron Horton
Chaz Horton
Amanda Horvath
Robert Horvath
Eric Hottenstein
Kevin Hough
Mike Houlihan
James Houser
Liz Houser
Jared Howard
Shaun Howard
Charles Howdershelt
Dustin Howell
Sandra Howerton
Dagoberto Huante
Denny Hubbard
Shane Hubbard
Courtney Hubert
Rita Huckle
Andrew Hudacko IV
John Huddleston
Jessica Hudgens
John Hudson
Alan Hudspeth
Helene Huff
Alexander Huggett
Eric Huggins
Chris Hughes
Cody Hughes
Jim Hughes
John Hughes
Jon Hughes
Walter M. Hughes
Lois Hugo
David Hugus II
Forrest Humphrey
Kyle Humphreys
Joseph Humphries
Hannah Huneryager
Bill Hunt
Bobby Hunt Jr.
Greg Hunt
Stuart Hunt
Lloyd Hunter
Amy Huntsman
Robert Hurlocker
Justun Huston
Chelsey Hutches
Jason Hutchinson
Robert Hutchinson
Chris Hutchison
Luke Hux
Bryan Huyck
Ashley Hyde
Sean Iago
Kristin Ikard
Jeff Iliff
Clinton Imig
Earl Ince

James Iness Jr.
Chris Infante Jr.
Todd Ingalls
Tai Ingerick
Jeff Ingerson
Paul Ingram
Nicholas Inthirath
Brian Irving
Brian Irwin
Jennifer Isaac
Richard Isbell
Ryan Iseman
Jason Ives
Troy Ivey
Al Jackson
Benjamin Jackson
Brandi Jackson
David Jackson
Greg Jackson
James Jackson
Jason Jackson
Jeff Jackson
Jeffrey Jackson
Joe D. Jackson
Josh Jackson
Michelle Jackson
Nathan Jackson
Randy L. Jackson
Thomas Jackson
Toby Jackson
David Jacobi
George Jacobs
Justin Jahansouz
Chris James
Lanie James
Mark James
Artemio Jameson Jr.
Rance Jameson
Steve Jameson II
Jackie Janicek
Timothy Janis
Paul Jankowsky
Brad Janssen
David Jarrell Jr.
Caleb Jarvis
Robert A. Jarvis
Robert B. Jarvis
Catlin Jefferson
Amanda Jenkins
Corey Jenkins
Ralph Jenkins
Matt Jenlink
Richard Jennen
Blu Jernigan
Robert Jessup
Herbert Jewett
Casey Jobe
Bobby Johnson
Chris Johnson
Darryl Johnson
Deanna Johnson
Doug K. Johnson Jr.
Eric Johnson
Jared Johnson
Jennifer Johnson
Jimmy L. Johnson
John Johnson
Kelly Johnson
Lauren Johnson
Matthew Johnson
Max Johnson
Michael R. Johnson
Peter Johnson
Rob Johnson
Tera Johnson
Troy Johnson
Wayne Johnson
Will Johnson III
Damon Johnston
Greg Johnston
Holly Johnston
Ron Johnston
Kristen Jondahl
Carie Jones
Casey Jones
Deana Jones
Eric Jones
Garett Jones
Jeff A. Jones
Kevin Jones

Marty Jones
Marvin Jones Jr.
Mike Jones
Missy Jones
Rustin Jones
Stefanie Jones
Tim J. Jones
Wreginald Jones
Chalain Jordan
Jonathon Jordan
Kenneth Jordan Jr.
Javier Joslin
Trace Joyce III
Alejandro Juarez
Claudio Juarez
John Jukes
Matt Julias
Kevin Justin
Shipman Kahanu Jr.
Tanner Kancilia
Josh Kapchinske
Christopher Kapeiczak
Jacob Kapson
Mark Karickhoff
Rachel Karker
Kris Karnes
Shawn Karr
Stan Kaszupski
Kyle Kauk
Nick Kauk
Dustin Keefer
Dustin Keel
Jake Keen
Klint Keevert
Greg Kegin
Brad Kellam
Amy Kelley
Keri Kelley
Todd Kelley
Nicholas Kellogg
Adam Kelly
Billy Kelly
Chrissy Kelly
Keith Kennedy Jr.
Lonnie Kennedy
David Kennelly Jr.
Shelby Keown
Meghan Kershner
Megan Kidd
Sean Kidd
Matthew Kidwell
Meredith Kiesel
Chari Kiger
Theodore Kimball
Lindsay Kimber
Debbie Kimbrell
Danielle Kimbro
Greg Kindsfather
Ashley King
Bill King III
David King Jr.
Jason King
Kevin King
Luke King
Pamela King
Lori Kinney
Darrell Kinsey
Scott Kinter
David Kio
Jeff Kirk
Jennifer Kirk
Tia Kishketon
Austin Klavan
Tommy Klein
Chris Klingman
Seth Knapp
Sandra Knarr
Wade Knickerbocker
Daniel Knight
Kevin Knight
Nicholas Knight
Virgil Knotts Jr.
Megan Knowles
Candace Knox
Jacob Knuckols
Sarah Knudson
Jeremy Knutson
Keri Kobs
Richard Koch
Seyi Kolajo

Christopher Kolb
Josh Koon
Tom Koontz
Jon Kopec
William Kosik
Ken Kostecky
Derek Kreischer
Cody Kroll
Brett Kronick
James Kropp
Nic Kruckeberg
Scott Krueger
Bryan Krusemark
David Kuntz
Ted Kuschel
Andy Kuykendall
Chelsea Kyger
Tony Kyle
Mac Laas
Frank Labor
Gibran Lacey
Craig Lacher
Seth Lady
Brian Lageman
Scott Lair
Stephanie Lamb
Harry Lammy
Wessley Lamoreaux
Evan Landers
Jason Landis
Larry Landreth
Chelsea Landrum
Beau Landry
Trey Landry
Kathleen Lane
Richard S. Lane
Karl Langer
Ronnie Langford
Johnny Langley
Darrel Lankford
Randall Lantz
Louis Lara
Eddie Large Jr.
Neil Larsen III
Edwin Larson
Greg Larson
Kurtis Lasater
Ahmed Latoni
Daniel Lavigne
Dennis Lawrence
Josh Lawrence
Randy Lawson
Whitney Lawson
Jacob Lawyer
Vickie Laydera-Collins
James Layman
Dearl Laymon
Corey LaCombe
Chad LaCross
Michelle LaFluer
Doug LaHaye
Jennifer Le
Mary Le
LaGayle Leake
Arnulfo Leal
Rocky Leatherwood
Laura Lechtenberg
Brian Lee
Chris B. Lee
Daniel Lee
Jason Lee
Kevin Lee
Marcus Lee Jr.
Rickey Lee Jr.
Roy Lee
Scott Lee
Larry Legg
Amanda Leigh
Jason Leigh
Marty Leischer
Brooke Lemley
Bryan Lemmerman
Thomas Lemmons
Nick Lemon
Jake Lempges
Christopher Lentz
Brett Leonard
Stacey Leone
Charles Lewis II
Dennis Lewis

Justin Lewis
Kasey Lewis
Lawrence Lewis Jr.
Micheal Lewis
Paul LeBlond
Joshua LeGrande
Gabriel Lichtenberger
Mitch Lied
Kasey Lilley
Chad Limberg
Travis Lindenfelser
Jason Lindsey
Jeremy Lindsey
Kyle Lindsey
Mike Linse
Linwood Lirette Jr.
Randy Little
Jacob Littlefield
Melinda Littlefield
Whitney Lively
Thomas Lloyd
John Loesel VI
Shana Lofaso
Sara Loftin
Keenan Lohrding
Wesley Long Jr.
James Loomis
Alex Lopez
Alfredo Lopez Jr.
Gerardo Lopez
Josh Lopez
Rudy Lopez Jr.
Margaret Lorden
Joshua Losinger
Nicholas Lott
Steven Love
Melissa Loveland
Clinton Lovell
Lance Lovell
Timothy Lovell
Doc Lovett
David Lowther
Gerardo Lozano
Andres Lucas
Kyle Lucas
Michael D. Lucas
Michael D. Lucas
Hector Lucio Varela
John Ludwig
Nickolas Luedecke
Steve Luera
Greg Lukeman
Jared Luman
Michael Lumley
Michelle Lunceford
Michael Lunde
Stewart Lundquist
Rockey Lynch
Jacob Lynn
Reggie Lyons
Kha Mach
Jaime Machuca Jr.
Greg Mack
Jessica Mack
Alison Mackie
Kevin MacDonald
Thomas Madden
Jeffery Majors
Trent Magers
Jon Mahan
Justin Mahan
Jeffery Majors
Stephanie Mak
Jose Maldonado Jr.
Lindsay Malinoski
Mark Malone
Stacey Maloney
David Manchas
Stephen Manning
Timothy Manning
John Mantooth Jr.
Jon Mantooth
Shannon Mantooth
Mary Katherine Maraschick Randolph
Brett Marchbanks
Aaron Marcovy
Michael Marek
Nicole Marion
Nathan Marks
Sonny Marmet

Terrydon Maroney
Maria Marquez
Ken Marrow
Duston Marsh
Michael Marsh
Billie Marshall Jr.
Jordan Marshall
Chas Martin
Gary Martin Jr.
Kory Martin
Michael S. Martin
Ranee Martin
Reid Martin
Scottie Martin
Tim Martin
Yancy Martin
Adam Martinez III
Anneliese Martinez
David Martinez Jr.
Jose A. Martinez
Jose A. Martinez
Margarito Martinez
Prajie Martinez
Rogelio L. Martinez
Cara Maschmeier
Justin Mascolo
Bill Masino Jr.
Tonja Mason
Gary Massey
Thomas Massey Jr.
Shain Masterson
Chasity Mathis
Jason Mathis
Mike Matison
Edward Matley
Bob Matousek
Brian C. Matthews
Brian P. Matthews
Jordan Mattson
Robert Maurer
Randy Maxey
Max Maxim
Heath Maxwell
Connie May
Scott May
Cory Mayernik
Reggie Mayes
Sabrina Maynard
Rachel Maynor
Jody Mayo
Chad Mays
Daniel McAdams
Nicole McAllister
Dale McAnear
Bert McBlair
Patrick McBride
Jay McBroom
Luke McCaig
Leslie McCalla
Zachary McCandless
Todd McCarthy
Jeff McCarty
Jay McClain
Molly McCloud
James McClure
Jim McCollough
Jeremiah McCourt
Kristen McCoy
Ernie McCuistian
Paul McCullough
Chris McCutcheon
Lindsay McDaniel
Dustin McDougal
Clinton McElfresh
Jordan McGee
Jeffrey McGehee
Lacie McGillicuddy
Chris McGlasson
Dillon McGuire
Lindsay McIntyre
Regan McIntyre
Lauren McKee
Brett McKelvey
Robyn McKenzie
Michele McKinney
Brady McKissick
Chris McKone
Tracy McLain
Bobby McLaughlin
Mike McLaughlin

Sarah McLaughlin
Wendy McMichael
Brian McMillan
Catreana McMullen
Mellisa McMullen
Chad McNaughton
Jim McNorton
Bobby McPherson
Coy McPherson Jr.
Matt McPherson
Richard McPherson
Ryan McQuillen
Justin McSpedden
Ethan Meagley
Randy Medders
Greg Medellin
Roy Meek
Bill Meeks
Dale Meharg II
James Meikrantz
Paul Mellen
Ray Melrath III
Bret Melton
Leslie Meltzner
Crystal Mendez
Steve Mengee
Daniel Mercer
Kevin Mercer
Rene Mercon
Jeremy Merling
Jonathan Merrill
Betty Merritt
Herman Meshell
Brandon Mesko
Cory Mesko
Dexter Messer
Kelly Metcalf
Kenneth Metheny
Danny Meyers
Timothy Michael
Jason Michaud
Alyssa Miller
Bobby Miller
Brock Miller
Cassidy Miller
Derek Miller
Dewayne Miller
Ennis Miller
Jake Miller
Jennifer Miller
Larry Miller
Mark J. Miller
Matt Miller
Michelle Miller
Mike Miller
Ronald Miller
James Millett
Clint Mills Jr.
David Mills
Joshua Mills
Stephanie Mills
Mary Mingle
Morgan Minton
Edward Mire Jr.
Hoby Mitchell
Johnny Mitchell
Joshua Mitchell
Terri Mitchell
Jason Mitter
Joe Mixer
Brennan Moates
Ryan Mobley
Mel Moliassa
Ryan Monaghan
Jason Monahan
Rene Montalvo
David Montes
Kim Montgomery
Adrian Montoya
Bradley Moore
Brittany Moore
Frank Moore
Joshua Moore
Lance Moore Jr.
Michael E. Moore
Nathaniel Moore
Raymond Moore
Robert Moore Jr.
Steve Moore
Tiffany Moore

Zach Moore
Craig Moorer
Joaquin Morales
Jose Morales Jr.
Tiffany Morales
Jonathan Moreau
Aaron Morgan
Amanda Morgan
Sigmond Morgan
Betty Jo Morris
Carrie Morris
Kendall Morris
Larry Morris Jr.
Raymond Morris II
Richard Morris
Theresa Morris
Tyke Morris II
Robert Morrow
Graham Morsch
Brittany Mortimer
Kirby Morton
James Mosley
Kimberly Moss
William Moss
William Mowery
Jared Moyer
Tyler Moyers
Brad Mueller
Micah Mueller
Brian Mullen
Jimmy Mullen
Leon Mullhatten
Dirk Mullins
Donald Mullins
Josh Mullins
Richard Mullins
Stephan Mullins II
Malcolm Mulvaney
Ryan Mulvania
Heather Munk
Jose Munoz
Odulia Munoz
Lawrence R. Munsey Jr.
Jeffrey Murchison
Christina Murphree
Danielle Murray
Dennis Murray
Dylan Murray
Brandon Murry
Lisa Mustain
Greg Myers
Zane Myers
Kenneth Myrow Jr.
Dale Nace Jr.
Christopher Naimo
Martin Najera
Mike Namolek
Jared Nance
Lyman Nance
Jeff Nanna
Chris Nash
Joe Nash Jr.
Debbie Nauser
Ramiro Navarro
Balde Navejar
Deidre Neal
Drew Neal
Stephanie Neal
Robe . Needham
Jimmy Neher
Rick Neidermeyer
Janet Nelson
Robert Nelson
Liza Nestrick
Kurt Neufer
Thomas Nevill
Preston Newton
Scott Newton
Jerry Nguyen
Kim Nguyen
Peter Nguyen
Robert Nichols II
Gabriel Nickeson
Gary Nicklow
Brian Nielsen
Scott Niermeyer
Marilyn Nimz
Daryl Nix
Doug Nix
Brent Noller

Casey Noonan
Brett Norbotten
Amanda Nordin
Cole Norman
Lindsay Norman
Miranda Norman
Dee Norton
Tad Nowicki
Ed Nuckols
Keith Nugent
Kenneth Null Jr.
Matthew Nunez
Victor Nunez
Colby Nunley
Philip Nunley
Barrett Nuzum
Kacie Nyce
David Oakley
Heather Odell
Tony Odell
Angela Odom
Kathy Jo Odom
Troy Odom
Mark Oekerman
Adrian Ogden
Chris Ogles
Timothy Ogorman White
Darren Olach
Ismael Oldham
Michael Olendorf
Michael Olewnik
Raul Olguin
Owen Olshefskie
Aquiles Olvera
Ulises Olvera
Adam Oman
Anthonia Onuorah
Lisa Ooten
Sandra Opalka
Carmen Orosco
Lynn Orrell
Joseph Orsburn
Alix Orza
Jeffrey Osborn
Scott Osborn
Kris Osecky
Chad Osko
Edward Osmus
Benjamin Ott
Richard Otto
Noelle Otwell
John Ousley
Horace Outland Jr.
Bayley Overland
Meagan Owen
Robby Owen
Ernie Owens
Jeremy Owens
Katy Owens
Nathan Owens
Timmy Owens
David Ownbey
Eric O'Dell
John O'Docharty
Tara O'Hara
Chris O'Mealey
Gideon O'Neil
Nicholas O'Neil
Ryan O'Neil
James Pack
Jessica Pack
Dustin Padrone
Linda Painton
Nick Painton
Matt J. Palmer
Megan Palmer
Jose Palomo
Marvin Pantojas
Sosaia Papaalii
Jose Paredes III
Donald Parish
Jason Park
Jeremy Parker
Jeromy Parker
Michael R. Parker
Terry Parker Jr.
Jeff Parkhurst
Randall Parman
Jason Parsell
Kerri Partaka

Eddie Pass
Bindu Patel
Chad Patin
Ryan Patrick
Andrew Patterson
Bennie Patterson
Joel Patterson
Ryan Patterson
Shannon Patterson
Wayne Patterson
Sheritha Patton
Seth Paul
Tom Pavlinac
Jamie Pavluk
Jordan Payne
Joseph Payne
Kevin Payne
Derek Pearce
James Pearce
Tasha Pearson
Ryan Pecanty
Ty R. Peck
John Pedigo
Christy Peebles
Dennis Peek
Tamara Penney
David Pennington
Carlos Perez
Felipe Perez
James Perez
Laura Perez
Manuel Perez
Rodolfo Perez Jr.
Rosendo Perez
Chris Perry
Joshua Perry
Chris Pesesky
Kevin Peters
Brittany Peterson
Donna Peterson
Vanessa Peterson
James Pettiette
Larry Pettyjohn
Stephen Pezalski
Jason Phelps
Dan Phillips
David Phillips
James E. Phillips
Jason Phillips
Mike Phillips
Emily Phipps
Lauren Phoenix
Christian Piaquadio
Adan Pichardo
Kyle Pickens
Dell Pierce
Ellen Pierce
Julie Pierini
Randy Piland
Jamie Pilkington
Jonathan Pilkington
Nelson Pinho
Stan Pinney
Sheena Pittman
Waylon Pixley
Jason Plotkin
Ethan Plumlee
Earl Plumley
Karen Poch
Shane Poindexter
James Pointer
Braden Pollard
Lorna Pollard
David Poole
Jason Poole
Thomas Poore Jr.
Jason Pope
Dennis Porter
Justin Porter
Kenneth Porterfield
Robert Post
Michael Poteet
Gary Potter
Diane Pound
Adina Powell
Frank Powell
Jason Powell
Katie Tisher
Rick Powell
Ronald Powers

Tom Powers
Lara Prasayasitl
Reggie Pratcher
Allix Prather
Rhone Prather
James Pratt
Justin Pratt
Kathi Pratt
Monte Pratt
Jason Price
Tim Prince



CHICAGO, ILLINOIS ***Chesapeake's Meteorology Division supplies valuable weather information for the company's field operating teams and hedging program.***

Dan Prine
Margaret Pringle
Gregory Probst
Joseph Probst
Elizabeth Proctor
Kirk Proctor
Justin Proffitt
Jack Prosser
Gabe Provencher
Gabe Pruett
Jacob Pruitt
Daniel Pruneau
Jerry Puckett
Christopher Pugh
Michael Punchard
Marcus Purcell
Steven Purvis
Emanuel Puscas
Terry Putnam II
Chad Pyles
Charlie Pyles
Rob Pyles
John R. Qualls
Maggi Quinlan
Adrian Quintero
Juan Quintero
Jean Quitoriano
Scott Rackley
LaDonna Ragan
Brandon Raines
Cory Raines
Logan Rainey
Emily Rains
Melissa Rajeski
Travis Rall
Eric Ralls
Francisco Ramirez
Jose Ramirez Jr.
Romualdo Ramirez
Gabriel Ramos
Daniel Ramsey
Wydedrick Randle
Jonathan Raney
Victorino Rangel
Hugo Rangel-Silva
Charley Rankin
Mindy Rasco
Ray Rascoe
Sean Rasmussen
Dennis Ratlief
Nate Raupers
Bradley Ray
Chris Ray
Nathan Ray
Travis Ray

Joseph Raynes
Justin Raynor
William Reather Jr.
Bill Redding Jr.
Andrew Redman
James Redwine III
Jesse Redwine
Faron Reed
James L. Reed
James W. Reed
Louis Reed
Paul Reed
Michael Reel
William Reese
Mike Reeves
Kenneth Reid
Randy Reigh Jr.
Creedence Reihs
Katy Reimers
Henry Reininger
Michael Reitz Jr.
Paul Renick
Tyler Renick
Erin Revill
Randi Rex
Alejandro Reyes
Gabriel Reyes
Jonathan Reynolds
Lloyd Reynolds Jr.
Andrew Rhoads III
Michael Rhoads
Jonathan Rhodes
Ronnie Rhodes Jr.
Patrick Riban
Jon Rice
Katy Rich
Mark Rich
Allison Richardson
Coe Richardson
Anthony Rickles
Shawn Rickman
Brad Riddle
Elizabeth Riddle
Grayson Ridgway
Richie Riggleman II
Landon Riggs
Ramona Riley
Samuel Riley
Brian Ritchey
Lee Riter II
James Ritter
Alexis Rivas
Jeffrey Rivenburgh
Karen Rivera
Michael Rivera
Ricardo Rivera
Dan Roberson
Daniel Roberts
Ken Roberts
Chad Robertson
Chris Robertson
Josh Robertson
Maggie Robertson
Perry Robertson Jr.
Brucene Robinson
Jamie Robinson

Michael Robinson
Rebecca Robinson
Susan Robinson
Tara Robinson
DeWayne Robison
Russell Robison
Taylor Robison
Tjaden Roblin
Frank Rocchio
Olga Rocha
Randy Rodeheaver
Zachary Rodeheaver
Becky Rodgers
Terence Rodgers
Fernando Rodriguez
Kevin Rodriguez
Maria G. Rodriguez
Milton Rodriguez
Rodolfo Rodriguez
Kevin Roe
Ronald Roe
Lance Roetzel
Chad Rogers
Derek Rogers
Gordon Rogers
Gregory Rogers Jr.
James E. Rogers
Jeff Rogers
Jimmy Rogers
Michael Rogers
Rusty Rogers
Tommy Rogers
Kevin Rogier
Amy Rolland
James Roller
Kim Romero
Jesse Root
William Rose
Aaron Ross
Chris Ross
Kelly Ross
Lance Ross
Allen Rossi
John Rossi
Todd Roth
Jennifer Rothfuss
Stanley C. Routh
Stanley P. Routh
Maleah Rowe
Jimmy Rowell
Brian Rowland
Steven Rowley
Justin Roy
Kevin Rubin
Kenneth Rucker
Tyson Ruddick
Cory Ruffing
Cat Ruiz Jr.
Garrison Rule
Kristen Rule
David Rumbaugh
Brandon Rusconi
Justin Rush
Alisha Rusher
Chuck Russell
Cory Russell

Drew Russell
Jake Russell
John Russell Jr.
Matthew Russell
Michelle Russell
Ricky Russell
John Rutan
Tony Rutigliano
Britanni Rutledge
Malcolm Rutledge
Tyson Rutledge
Chase Ryan
Dennis Ryans
Derek Rylant
Jaime Saenz
Javier Saenz
RJ Saladin
Eduardo Saldana
Ramses Salinas
Tobie Salisbury
Sonny Samaniego
Jamie Sampson
Stuart Sampson
Eli Sanchez
Jose Sanchez
Laura Sanchez
Roland Sanders
Terry Sanders
Noble Sandlin III
Buvana Sankaranarayanan
Justin Sanner
John Sansing
James Santello
Ramon Santos
Willy Santos III
David San Miguel
Will Satterfield
Bobby Saucedo
Brandon Saunders
Maggie Savoie
Gbenga Sawyerr
Sareenah Sayall
Jeff Scarboro
Pat Scarborough
Danielle Schaad
Matt Schaefer
Zack Schaffer
Gary Schellenger
Mark Schemm
Andrew Schlosser
Shelby Schluchter
Jessie Schmac
Angela Schmidt
Steve Schmidt Jr.
Cory Schneberger
Meredith Schneberger
Rob Schneider
Scott Schoener
Jeff Schoonover
Jessie Schott
Gary Schrader
Steven Schrader Jr.
Brandon Schreck
Joseph Schulker II
Doug Schultz
Trevor Schultz
Chris Schumacher
Sarah Schuster
Britni Schwarz
Chris Schwarz
Kevin Schwind
Colby Scifres
Richard Scipione
Bill Scott
Chris Scott
James Scott
Mark Scott
Matt Scott
Richelle Scrivner
Jeff Seal
Charlie Sebesta
Gabe Seeley
Tim Seeley
James Seidel
Joe Seiter
Gregory Selan
Anthony Selbe
Jeffery Self
Travis Selman
Jamison Sepelak
Enrique Sepulveda
Scott Setzer
Ronald Severin
Ramon Sevilla Ortiz
Barb Sexton
Ben Sexton
Jacob Seymore
Lori Shabazian
Les Shade Jr.
Richard Shafer
Wednesday Shafer
Bill Shaffer
Eric Shaffer
Michelle Shaffer
Andrew Shankles
Matt Shandy
Kody Shannon
Kenneth Sharp
Trent Sharp
Josh Sharpe
Clinton Sharpley Jr.
Jerry Shea
Dan Shearer
Jason Shedd
John Sheets
Rachel Sheets
Randall Sheets II
Stephen Sheffield
Dustin Shellenberger
James Shelton
Jerry Shelton
Ryan Shelton
Brad Shepard
Brandon Shepard
Byron Shepard
Brittany Sherman
Mike Sherman
Dave Shiels
John Shifflett
William Shipley
Marsha Shipman
Lucas Shipper
Christopher Shiraldi
Bryan Shires
Zach Shirley
James Shoats
Cory Shoemake
Chelsea Shores
Craig Shores
Derek Shrader
Tony Shu
Nathan Shultz
Tyler Shupp
Romel Siddique
Ernesto Sigala
Royce Sigler
Tommy Sigler
John Sikes
George Siller Jr.
Vincent Silva
Laylon Simms
Garret Simon
Robert Simon
Karen Simonsen
Jason Simpson
Mike Simpson
Nicholas Simpson
Reyes Simpson
James Sinclair
Stan Singer
Randy Sirois
Monica Skaggs
Aaron Skiles
Buddy Skinner
Erick Skinner
John Skordynski
James Slack
Kevin Slater
Lehne Slater
Angela Slayton
Misti Sloan
Keith Slone II
Scott Smallridge
Matthew Smarkusky
Curtis Smelley
Angela Smith
Ashley Smith
Bart Smith
Brittany Smith
Calvin Smith Jr.
Candace Smith
Cassidy Smith
Charlie W. Smith
Charlie W. Smith Jr.
Chris Smith
Claude Smith
Clifton Smith
Daniel Smith
Dave Smith
David M. Smith
Denice Smith
Elizabeth Smith
George Smith
Ivan Smith
Jeff Smith
Jeffery N. Smith
Jennifer Smith
Jessica Smith
Johnny Smith II
Joshua L. Smith
Kason Smith
Kenneth Smith
Lori Smith
Louis Smith
Mandy Smith
Michael A. Smith
Michael D. Smith
Mickey Smith
Mike A. Smith
Mike G. Smith
Mike M. Smith
Oran Smith
Paul Smith Jr.
Pete Smith
Randy L. Smith
Ransom Smith
Rickey Smith
Sam Smith Jr.
Tim D. Smith
Tim W. Smith
Travis Smith
Trevor Smith
Whitney Smith
William Smith
Zack Smith
Kimberlee Smithton
Tim Sneed
Evan Snider
John Snoddy
Keith Snodgress
Greg Snyder
Jesse Snyder
Keith Snyder
Linda Snyder
Anthony Sofio
Josh Sohosky
Cesar Solis
Doug Solley
Steven Sopp
Noel Sorber
Edwin Soriano
Abraham Soto
Humberto Soto
Jay Soulek
Jim Soulsby
Will Southerland
Danielle Sowle
David Spahr
Shane Spann
Tim Sparks
Rachel Spears
Richard Spence
Kacia Spencer
Eric Sperling
Dean Spirlock
Jim Spoon
Clayton Sporich
Carlyn Sportsman
Andrew Springer
Zachary Sprowl
David Spruill
Robert Spurr
John Stafford
Savannah Stafford
John Stallard
Jacque Stamatopoulos
Seth Stamper
Bill Stanger Jr.
Daniel Stanton
Steve Stapleton
Albert Stapp Jr.
Joshua Stapp
Gregory Starcher
Brian Stark Jr.
Chris Stark
Michael Starkey
Kevin Starks Jr.
Jim Starr Jr.
Jason Statham
Brian Statler
Emerson Steele
Mike Steele
Zachary Stell
Gary Stephens Jr.
Lynn Stephens
Tasha Stephens
Todd Stephenson
Calvin Stevens
Jimmy Stevens
Homer Stewart
Jeremy Stewart
Larry Stewart
Marlon Stewart
Jake Stippel
Jonathon Stitt
Allison Stone
Chris Stone
Nate Stone
Russell Storch
Marianna Storozyszyn
Jason Stovall
Rob Stover
Richard Strachan
Saxby Stradinger
Travis Strawbridge
Steven Street
Shay Stricklin
Kim Stroh
Joe Strotman
Marty Stroud
Stephanie Stroud
Tommy Stroud
Tracy Stroup Jr.
Cody Stuart
James Stuart
Timothy Studer
Michael Sturgis
Jessica Suazo
Jenni Sudduth
Peter Sulak
Kimberly Sullivan
Paula Sullivan
Shawn Sullivan
Will Sullivan
Karen Summers
Robert Summers
Kim Sutton
Danny Swain
Mitchell Swartz
Dan Sweeney
Rory Sweeney
Alex Swisher
Amanda Syed
Mark Szollosy
Paul Tackett
Afshean Talasaz
Michael Talbert
Michael Talbott
Landon Tanner
Tony Tarpenning
Shawn Tarron
David Tarwater
Reid Tausch
Cole Taylor
David A. Taylor
Elvin Taylor Jr.
Jason Taylor
Justin Taylor
Melissa Taylor
Michael Taylor
Michele Taylor
Robert D. Taylor
Steven Taylor
Susie Taylor
Zachariah Taylor
Casey Teachman
Doyle Tenney
Cameron Tenorio
Cynthia Terbush
Marlena Terrana
Carlos Terrazas
Frederick Terrell
Adam Terry
Jacob Terry
Melanie Terry
Rick Thacker
Brittany Thomas
Christopher Thomas
Danny Thomas
Jim Thomas
Josh Thomas
Kimberly Thomas
Levi Thomas
Todd Thomas
Travis Thomas
Ben Thompson
Brad Thompson
Cameron R. Thompson
Chase Thompson
Gavin Thompson
Holly Thompson
Jack Thompson III
Jeff D. Thompson
Joe Thompson
Kim Thompson
Nathan Thompson
Paul Thompson
Richard G. Thompson
Robbie Thompson
Ronald Thompson II
Robert Thoms
Ken Thorne
Joey Thornton
Scott Throckmorton
Scott Tidwell
Todd Tidwell
Justin Tikhonoff
Todd Tilford
Vernon Tillery Jr.
Allen Timmons
Aubrey Timmons
Michael Tinline
Allen Tinsley
Lou Tinucci
Jesse Tippitt
Brent Tipton
Vearl Tolbert Jr.
David Tollison
John M. Tomascik Jr.
John M. Tomascik III
Angel Torres
Antonio Torres
Rolando Torres
Angelo Torrey
Lin Tovar
Darren Townley
Bill Townson Jr.
Scotty Trahan
Stephen Trahan
Jamye Trammell
Tyler Trammell
Andy Travis
James Travis
Nick Traylor
Corey Treadway
Thomas Treece
Eddie Trevino
Juan Trevino
Victor Trigo
Paul Trimble
Aaron Tripi
Brandon Triplett
Joshua Triplett
Stephen Trosclair
Billy Trout
Cortney Trumbly
Brian Tschider
Valerie Tubbs
Kody Tucker
Alan Tullius
Zack Turlington
Brian Turner
Donald Turner
Eric Turner
Heather Turner
Michele Turner
Nicole Turner
Patricia Turner
Todd Turner
Joe Turpin
Skyler Tuter
Richard Tuttle
Zachary Twist
David Tyree
Brooke Unruh
Felix Urbina
Melissa Vahlberg
Georgi Vajarov
Max Vangieson
Frank Van Alstyne III
George Van Deusen
Caleb Van Dolah
Tom Van Kirk
David Van Winkle
Rubenia Vasquez
Mellisa Vasquez Cancino
David Vassar
Robert Vaughn
Amber Vawter
Jenifer Veach
Corey Veer
Rafael Vela
Ricardo Vela Jr.
Gary Velardo
Maria Velez
Timothy Venable
Raymond E. Verhoeven
Pete Vermillion
Chris Verner
Chuck Vessey Jr.
James Vest
Kate Via
Mike Viator
John Vick Jr.
Danny Vickery
Coral Viezcas
Jose Villalobos
Orlando Villarreal
Brad Vinsek
Derek Vinyard
Allyson Vistica
John Voda
Larry Vogel
Robert Vogelgesang
Nathan Voorhees
Jason Voreis
Kenneth Wade
Nikki Wade
Rob Wade
Brad Waggoner
Robert Wagner
Rich Wagoner
Brent Waidmann
Dennis Walden
Todd Waldron
Michael Wales
Billy Walker
Britt Walker
Douglas Walker
Floyd Walker
Greg Walker
Jason Walker
Julie Walker
Mitch Walker
Ryan Walker
Chris Walla
Deborah Wallace
Joshua Wallace
Lindsey Wallace
Nolan Wallace
James Walley
Doyle Walls
Henry Walston
Bret Walters
Clinton Walton
Brooke Waltrip
Donald Wamsley II
David Wanzer
Dallas Warburton
Tracy Wardlow
Milton Ware
Acea Warn
Sherry Warner
Cody Warren
Jeffery Waters
Kimberly Watkins
Scott Watkins
Jesse Watson
Carl Watt
Michael Watts
Nathan Watts
Lacy Waugh
Joshua Waychoff
Tony Waychoff Jr.
Juan Weatherton
Audrey Weaver
Brian Weaver
Derrick Weaver
Dustin Weaver
Matthew Weaver
Pat Weaver
Ross Weaver
Kathy Weeks
Collin Weibel
Marissa Weichbrodt
Dan Weinmeister
Lauren Weir
Cody Weisinger
James Welch
Michael D. Welch
Ashley Wells
Daniel Wells
Laura Wells
Shelli Wells
Jason Welty
Todd Wenrich
Garin Wente
Timothy Wescott
Tony Wesolick
Eric West
Kelly West
Josh Westbrook
Larry Westbrook
Daniel Westcott
Adam Westerman
Jenae Whatley
Robert Whatley
Andy Wheat
Kip Wheeler
Clarence Whipkey
Bob Whipp
Leo Whitaker
Chris C. White
Chris D. White
Haver White
Jonathan White
Lindsey White
Micheal White
Randall White II
Tamela White
Tony White
Tyler White
William White III
John Whited
Taryn Whitefield
Andrew Whiteneck
John Whitesell
Whitney Whitlow
Julie Whitmore
Derek Whitten
Katie Whittern
Scott Whytsell
Karl Wickman
Ryan Wieder
Andrew Wiggins
John Wiggins
Robert Wiggins
Randy Wilde Jr.
Jason Wiley
Kristen Wiley
Aaron Wilfong
JR Wilhoit Jr.
Skylar Wilhoit
Heath Wilkerson
Jason Wilkins
Nichlos Wilkinson
Roberto Willars II
Tyler Willey
Brian D. Williams
Brooke Williams
Cameron Williams
Cody L. Williams
Daniel Williams
David Williams
Eddie Williams
Eric Williams
Fariba Williams
Glenn Williams
Jason B. Williams
Lesley Williams
Lisa Williams
Melissa Williams
Michael Williams
Phillip Williams
Rod Williams
Sonji Williams
Timothy Williams
Tyler Williams
Wayne Williams
Walt Willoughby
Betina Wills
Alan L. Wilson
Brandon Wilson
Candace Wilson
Cliff Wilson
Cody Wilson
Eric Wilson
Ernie Wilson
Jeremy Wilson
John Wilson
Marcus Wilson
Michele Wilson
Misty Wilson
Terry Wilson
Rayna Wiltz
Rita Winn-Lott
John Winzeler
William Wirth Jr.
Nicole Wise
Stephen Wisecarver Jr.
George Wittrock
Kevin Wolf
Micah Wolter
Nathan Wood
Robin Wood
Terianne Wood
Alicia Woodring
Scott Woodruff
Shane Woods
Benjamin Wooten
Bryan Work
Chad Workman
Janie Worsham
Phillip Worsham
Matthew Wragge
David Wright Jr.
Jake Wright
Jeff Wright
Jerod Wright
John V. Wright
Katie Wright
Krystal Wright
Fred Wrisley
Lindsey Wyatt
Jonathan Wynn
Jake Wynne
Cathie Wythe
Dominick Wytovich
Brad Yanchuk
Jessie Yankey
Tanya Yanney
Bea Yates
Boyd Yates
Michael Yates
Sloan Yates
Jason Yeager
Mark Yeager
David Yeary
Bryan Yeasted
Colin Yocum
Christopher Yoder
Marty Yoho
Jeremy Youells
Jeffrey Youells Jr.
Ashley Young
David Young
Jeffrey Young
Mike Young
Steve Young
Tony Younker
Joshua Zabler
Paula Zambrano
Jeff Zanotti
Chad Zickefoose
Carlene Zuech
Bill Zurn
Arthur Zwierlein
Kade Zybach

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2010

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission File No. 1-13726

Chesapeake Energy Corporation
(Exact name of registrant as specified in its charter)

Oklahoma	**73-1395733**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6100 North Western Avenue **Oklahoma City, Oklahoma**	**73118**
(Address of principal executive offices)	(Zip Code)

(405) 848-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01	New York Stock Exchange
7.625% Senior Notes due 2013	New York Stock Exchange
9.5% Senior Notes due 2015	New York Stock Exchange
6.25% Senior Notes due 2017	New York Stock Exchange
6.5% Senior Notes due 2017	New York Stock Exchange
6.875% Senior Notes due 2018	New York Stock Exchange
7.25% Senior Notes due 2018	New York Stock Exchange
6.625% Senior Notes due 2020	New York Stock Exchange
6.875% Senior Notes due 2020	New York Stock Exchange
6.125% Senior Notes due 2021	New York Stock Exchange
2.75% Contingent Convertible Senior Notes due 2035	New York Stock Exchange
2.5% Contingent Convertible Senior Notes due 2037	New York Stock Exchange
2.25% Contingent Convertible Senior Notes due 2038	New York Stock Exchange
4.5% Cumulative Convertible Preferred Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [ ] NO [X]

The aggregate market value of our common stock held by non-affiliates on June 30, 2010 was approximately $13.6 billion. At February 18, 2011, there were 657,634,451 shares of our $0.01 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2011 Annual Meeting of Shareholders are incorporated by reference in Part III.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
2010 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Part I

ITEM 1. *Business*

Our Business

We are the second-largest producer of natural gas and a top 20 producer of oil and natural gas liquids in the U.S. We own interests in approximately 46,000 producing natural gas and oil wells that are currently producing approximately 3.0 billion cubic feet of natural gas equivalent (bcfe) per day, 87% of which is natural gas. Our strategy is focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S., primarily in the Barnett Shale in the Fort Worth Basin of north-central Texas, the Haynesville and Bossier Shales in northwestern Louisiana and East Texas, the Fayetteville Shale in the Arkoma Basin of central Arkansas and the Marcellus Shale in the northern Appalachian Basin of West Virginia and Pennsylvania. We also have substantial operations in the liquids-rich plays of the Eagle Ford Shale in South Texas, the Granite Wash, Cleveland, Tonkawa and Mississippian plays in the Anadarko Basin in western Oklahoma and the Texas Panhandle, the Niobrara Shale, Frontier and Codell plays in the Powder River and Denver Julesburg (DJ) Basins of Wyoming and Colorado and the Avalon, Bone Spring, Wolfcamp and Wolfberry plays in the Permian and Delaware Basins of West Texas and southern New Mexico, as well as various other plays, both conventional and unconventional, in the Mid-Continent, Williston Basin, Appalachian Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the U.S. We have also vertically integrated our operations and own substantial midstream, compression, drilling and oilfield service assets.

We have been developing expertise in horizontal drilling technology since shortly after our inception in 1989 and focused almost exclusively on developing natural gas properties in the U.S. from 2000 to 2008. We were one of the first companies to recognize the potential of horizontal drilling in unconventional natural gas reservoirs, especially shales, in the U.S. during the early part of the prior decade. During the past five years, we have grown from the sixth-largest natural gas producer in the U.S. to the second-largest natural gas producer, in large part as a result of our success in finding and developing unconventional natural gas assets.

In 2010, we announced that we were extending our strategy to apply the geoscientific and horizontal drilling expertise we had developed in our unconventional natural gas plays to unconventional liquids-rich reservoirs. Our goal is to reach a balanced mix of natural gas and liquids revenue as quickly as possible through organic drilling. In 2010, we invested approximately $4.7 billion, net of divestitures, primarily in liquids-rich acreage to provide the foundation for this shift towards more profitable plays. This transition is already apparent in the mix of wells we are drilling. In 2010, approximately 30% of our drilling and completion capital expenditures were allocated to liquids-rich plays, compared to 10% in 2009 and a projected 50% in 2011 and 75% in 2012. Our production of oil and natural gas liquids was 50,397 barrels (bbls) per day during 2010, a 56% increase over the average for 2009, as a result of the increased development of our unconventional liquids-rich plays. As of December 31, 2010, the company held approximately 4.3 million net leasehold acres in unconventional liquids-rich plays.

During 2010, our estimated proved reserves grew from 14.254 trillion cubic feet of natural gas equivalent (tcfe) to 17.096 tcfe, of which 90% was natural gas, 53% was proved developed and 100% was onshore in the U.S. We replaced our 1.035 tcfe of 2010 production with an estimated 3.877 tcfe of new proved reserves for a reserve replacement rate of 375%. The 2010 proved reserve movement included 5.098 tcfe of extensions, 0.006 tcfe of downward performance revisions and 0.189 tcfe of positive revisions resulting from an increase in the twelve-month trailing average natural gas and oil prices between December 31, 2009 and December 31, 2010. During 2010, we acquired 0.089 tcfe of estimated proved reserves and divested 1.493 tcfe of estimated proved reserves.

Chesapeake continued the industry's most active drilling program in 2010 and drilled 1,445 gross (938 net) operated wells and participated in another 1,586 gross (211 net) wells operated by other companies. The company's drilling success rate was 98% for both company-operated and non-operated wells. Also during 2010, we invested $4.6 billion in operated wells (using an average of 131 operated rigs) and $815 million in non-operated wells (using an average of 123 non-operated rigs) for total drilling and completion costs of $5.4 billion, net of drilling and completion carries of $1.2 billion.

Daily production for 2010 averaged 2.836 bcfe, an increase of 355 million cubic feet of natural gas equivalent (mmcfe) or 14%, over the 2.481 bcfe of daily production for 2009 and consisted of 2.534 billion cubic feet of natural gas (bcf) (89% on a natural gas equivalent basis) and 50,397 bbls (11% on a natural gas equivalent basis). This was our 21st consecutive year of sequential production growth.

Industry Participation Agreements

During the past few years, we have entered into five significant industry participation agreements (popularly referred to as "joint ventures" or "JVs") that monetized a portion of our investment in five of our unconventional natural gas and oil plays and provided drilling and completion carries for our retained interests. The following table provides information about our industry participation agreements as of December 31, 2010:

Shale Play	Industry Participation Agreement Partner[(a)]	Industry Participation Agreement Date	Cash Proceeds Received at Closing	Total Drilling Carries	Drilling Carries Remaining
			($ in millions)		
Haynesville and Bossier	PXP	July 2008	$ 1,650	$ 1,508[(b)]	$ —
Fayetteville	BP	September 2008	1,100	800	—
Marcellus	STO	November 2008	1,250	2,125	1,362
Barnett	TOT	January 2010	800	1,450	889
Eagle Ford	CNOOC	November 2010	1,120	1,080	1,030
			$ 5,920	$ 6,963	$ 3,281

(a) Industry participation agreement partners include Plains Exploration & Production Company (PXP), BP America (BP), Statoil (STO), Total S.A. (TOT) and CNOOC Limited (CNOOC).

(b) In September 2009, PXP accelerated the payment of its remaining carries in exchange for an approximate 12% reduction to the remaining drilling carry obligations due to Chesapeake at that time.

In these five industry participation agreements, we received upfront cash payments of approximately $5.9 billion and future drilling cost carries of almost $7.0 billion for total consideration of $12.9 billion compared to our original cost of approximately $3.1 billion of the assets we sold. Moreover, Chesapeake retained an 80% interest in the Haynesville and Bossier Shale properties, a 75% interest in the Fayetteville Shale properties, a 67.5% interest in the Marcellus Shale properties, a 75% interest in the Barnett Shale properties and a 66.7% interest in the Eagle Ford Shale properties. Each of our industry participation partners has the right to participate proportionately with us in any additional leasehold we acquire in our respective industry participation areas. On February 11, 2011, we closed our sixth significant industry participation agreement, as described under *Recent Developments – Niobrara Industry Participation Agreement* below.

Chesapeake Midstream Partners, L.P.

On August 3, 2010, Chesapeake Midstream Partners, L.P. (NYSE: CHKM), which we and Global Infrastructure Partners (GIP), a New York-based private equity fund, formed to own, operate, develop and acquire midstream assets, completed an initial public offering of common units representing limited partner interests and received net proceeds of approximately $475 million. In connection with the closing of the offering and pursuant to the terms of our contribution agreement with GIP, CHKM distributed to GIP the approximate $62 million of net proceeds from the exercise of the offering over-allotment option, and Chesapeake and GIP contributed the interests of their midstream joint venture's operating subsidiary to CHKM. Chesapeake and GIP hold 42.3% and 40.0%, respectively, of all outstanding limited partner interests, and Chesapeake and GIP each have a 50% interest in the general partner of CHKM. CHKM makes quarterly distributions to its partners, and at the current annual rate of $1.35 per unit, Chesapeake receives quarterly distributions of approximately $20 million in respect of its limited partner and general partner interests. On December 21, 2010, we sold our Springridge natural gas gathering system and related facilities in the Haynesville Shale to CHKM for $500 million and entered into ten-year gathering and compression agreements with CHKM.

Information About Us

Our principal executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118 and our main telephone number at that location is (405) 848-8000. We make available free of charge on our website at *www.chk.com* our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. From time to time, we also post announcements, updates, events, investor information and presentations on our website in addition to copies of all recent press releases. References to "us", "we" and "our" in this report refer to Chesapeake Energy Corporation together with its subsidiaries.

Recent Developments

25/25 Plan

In January 2011, we updated our strategic and financial plan originally announced in May 2010 with our "25/25 Plan". The 25/25 Plan details our intention to reduce our outstanding long-term indebtedness of $13.4 billion by 25% by the end of 2012 and to reduce our planned two-year net production growth rate to 25% from the previous target range of 30% to 40%. The reduction in our projected production growth rate will be achieved by various asset monetizations that we plan to execute during the next two years, including our Fayetteville Shale and Niobrara Shale divestitures described below.

Senior Notes Offering

On February 11, 2011, we issued $1.0 billion of 6.125% Senior Notes due 2021. We used the net proceeds of $977 million from the offering to repay indebtedness outstanding under our revolving bank credit facility. The offering is a part of our 2011 liability management program, which includes extending the maturity profile of our outstanding indebtedness while also retiring approximately $2.0 to $3.0 billion of our shorter-dated senior notes as part of our 25/25 Plan.

Fayetteville Shale, Frac Tech Holdings, LLC and Chaparral Energy, Inc. Asset Monetizations

On February 21, 2011, we entered into an agreement with BHP Billiton Petroleum, a wholly owned subsidiary of BHP Billiton Limited (NYSE: BHP; ASX: BHP), to sell all of our Fayetteville Shale assets, including approximately 487,000 net acres of leasehold and producing natural gas properties and midstream assets with approximately 420 miles of pipeline, for $4.75 billion in cash before certain deductions and standard closing adjustments. In the Fayetteville Shale, we are the second-largest producer of natural gas with current net production of approximately 415 mmcfe per day. Estimated proved reserves attributable to the Fayetteville Shale as of December 31, 2010 were 2.4 tcfe, or approximately 14% of our total proved reserves. As part of the transaction, we have agreed to provide essential services for up to one year for BHP Billiton for an agreed-upon fee. Closing of the transaction is subject to customary conditions, including filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and with the Committee on Foreign Investment in the United States. Closing is expected to occur in the first half of 2011. In addition, we have commenced efforts to monetize our equity investments in Frac Tech Holdings, LLC and Chaparral Energy, Inc. We own a 25.8% equity interest in Frac Tech and a 20.0% equity interest in Chaparral. These sales are subject to changes in market conditions and other factors, and there can be no assurance that we will complete either or both of these transactions on a timely basis or at all.

Niobrara Industry Participation Agreement

On February 16, 2011, we entered into an industry participation agreement with a wholly owned U.S. subsidiary of CNOOC Limited (CNOOC) to develop our Niobrara Shale play in the DJ and Powder River Basins in northeast Colorado and southeast Wyoming. Under the terms of the industry participation agreement, CNOOC acquired a 33.3% undivided interest in approximately 800,000 net acres of our leasehold. We received $570 million in cash at closing, and CNOOC has agreed to fund 66.7% of our share of drilling and completion costs until an additional $697 million has been paid, which we expect to occur by year-end 2014. In addition, CNOOC has the right to a 33.3% participation in any additional leasehold we acquire in the area at cost plus a fee.

Business Strategy

Since our inception in 1989, Chesapeake's goal has been to create value for investors by building one of the largest onshore resource bases in the U.S. by focusing our technical and land acquisition skills on developing unconventional resource plays onshore in the U.S. From 2000 through 2008, our focus was on finding and developing natural gas resource plays. In the past two years, our focus has shifted to finding and developing plays with oil and natural gas liquids (NGL) since oil and NGLs are more highly valued in the U.S. than natural gas and technological and knowledge advances have enabled us to pursue these new plays more economically. Key elements of this business strategy are further explained below.

Grow Through the Drillbit. We believe that our most distinctive characteristic is our commitment and ability to grow production and reserves organically through the drillbit in areas with large unconventional accumulations of natural gas, oil and NGLs. We are currently utilizing 157 operated drilling rigs and 106 non-operated drilling rigs to conduct the most active drilling program in the U.S. We are active in most of the nation's major unconventional plays, where we drill more horizontal wells than any other company in the industry. For many years, we have been actively investing large amounts of capital in leasehold, 3-D seismic information and human resources to take full advantage of our capacity to grow through the drillbit. We are one of the few large-cap independent natural gas and oil companies that have been able to consistently increase production, which we have successfully achieved for 21 consecutive years. We believe the key elements of the success and scale of our drilling programs have been our recognition earlier than most of our competitors that new horizontal drilling and completion techniques would enable development of previously uneconomic natural gas and oil reservoirs and that, as a consequence, various shale and other unconventional formations could be recognized and developed as potentially prolific reservoirs rather than just as source rocks for conventional reservoirs. In response to our early recognition of these trends, we have proactively hired thousands of new employees and have built what we believe is the largest combined inventory of onshore leasehold and 3-D seismic in the U.S. These are the building blocks of our successful large-scale drilling program and the foundation of value creation for our company.

Control Substantial Land and Drilling Location Inventories. After we identified the trends discussed above, we initiated a plan to build and maintain the largest inventory of onshore drilling opportunities in the U.S. Recognizing that better horizontal drilling and completion technologies, when applied to various new unconventional plays, would likely create a unique opportunity to capture decades worth of drilling opportunities, we embarked on an aggressive lease acquisition program, which we have referred to as the "gas shale land grab" of 2006 through 2008 and the "unconventional oil land grab" of 2009 and 2010. We believed that the winner of these land grabs would enjoy competitive advantages for decades to come as other companies would be locked out of the best new unconventional resource plays in the U.S. We believe that we have executed our land acquisition strategy with particular distinction. At December 31, 2010, we held approximately 13.2 million net acres of onshore leasehold in the U.S. and have identified approximately 38,000 drilling opportunities on this leasehold. We believe this extensive backlog of drilling, more than ten years worth at current drilling levels, provides unmistakable evidence of our future growth capabilities. We further believe that the majority of the U.S.-based land acquisition phase is now complete and are forecasting to spend significantly less on new leasehold in the coming periods as compared to recent years.

Develop Proprietary Technological Advantages. In addition to our industry-leading leasehold position, we have developed a number of proprietary technological advantages. First, we have acquired what we believe is the nation's largest inventory of three-dimensional (3-D) seismic information. Possessing this 3-D seismic data enables us to image reservoirs of natural gas and oil that might otherwise remain undiscovered and to drill our horizontal wells more accurately inside the targeted formation and avoid various underground geohazards such as faults and karsts. In addition, we have developed an industry-leading information-gathering program that gives us insight into new plays and competitor activity. As a result of our initiatives, we now produce approximately 5% of the nation's natural gas and oil, drill approximately 9% of its wells and participate in almost an equal number of wells drilled by others. By gathering this information on a real-time basis, then quickly assimilating and analyzing the information, we are able to react quickly to opportunities that are created through our drilling program and those of our competitors. Furthermore, we have established a unique state-of-the-art Reservoir Technology Center (RTC) in Oklahoma City. The RTC enables us to more quickly, accurately and confidentially analyze core data from wells drilled through unconventional formations on a proprietary basis, then identify new plays and leasing opportunities ahead of our competition and reduce the likelihood of investing in plays that ultimately are not commercial. It also allows us to design fracture stimulation procedures that might work most productively in the unconventional formations that we target.

Build Operating Focus and Scale. We believe one of the keys to success in the U.S. exploration and production industry is to build significant operating scale in areas that share many similar geological and operational characteristics. Achieving such scale provides many benefits, including superior geoscientific and engineering information, higher per unit revenues, lower per unit operating costs, greater rates of drilling success, higher returns from more easily integrated acquisitions and higher returns on drilling investments. By focusing most of our future activities in virtually all of the nation's major unconventional resource plays and avoiding investing offshore and internationally, we will continue to achieve the significant benefits of focus and scale.

Focus on Low Costs and Vertical Integration. By minimizing lease operating costs and general and administrative expenses through focused activities, vertical integration and increasing scale, we have been able to deliver attractive profit margins and financial returns through all phases of the commodity price cycle. We believe our low cost structure is the result of management's effective cost-control programs, a high-quality asset base and extensive access to oilfield services and to natural gas processing and transportation infrastructures that exist in our key operating areas. In addition, to control costs and service provider quality, we have made significant investments in our drilling rig, compression and trucking service operations and in our midstream gathering operations that create substantial benefits from vertical integration. In 2011 and 2012, we also intend to make significant investments in building our capability to hydraulically fracture our wells. As of December 31, 2010, we operated approximately 26,000 of our 46,000 wells, which delivered approximately 80% of our daily production volume. This large percentage of operated properties provides us with a high degree of operational flexibility and cost control.

Mitigate Natural Gas and Oil Price Risk. We have used and intend to continue using hedging programs to mitigate the risks inherent in developing and producing natural gas and oil reserves, commodities that are often subject to significant price volatility. We intend to use this volatility to our benefit by taking advantage of prices when they reach levels that management believes are either unsustainable for the long term or provide unusually high rates of return on our invested capital. Assuming future NYMEX natural gas settlement prices average $4.50 per mcf for 2011, and including the effect of the company's open derivatives as of February 22, 2011, closed contracts and previously collected call premiums, the company estimates its average natural gas price will be $5.98 per mcf for 2011. This estimate does not include the effect of basis differentials and gathering costs.

Form Value-Creating Industry Participation Agreements. Since 2008, the company has entered into six significant industry participation agreements. Through these agreements, the company has collaborated with other leading energy companies to accelerate the development of the company's properties in the Haynesville and Bossier Shales, the Fayetteville Shale, the Marcellus Shale, the Barnett Shale, the Eagle Ford Shale and the Niobrara Shale. Including the Niobrara agreement, which we entered into on February 16, 2011, we have sold leasehold and producing property assets with an original cost to us of approximately $3.4 billion to our partners for $6.5 billion of total cash consideration and $7.7 billion of drilling cost carries while retaining a majority interest in each play. The remaining drilling cost carries of approximately $4.0 billion (including the Niobrara industry participation agreement), as of December 31, 2010, will be extremely valuable in the years ahead by enabling the company to develop reserves in these unconventional plays at greatly reduced costs. We are also considering opportunities for additional industry participation agreements to develop certain of our other properties. Additionally, in 2009 we formed a joint venture with GIP for certain of our midstream assets in the Barnett Shale and Mid Continent. We and GIP have since sold a portion of the equity in this venture to the public through a master limited partnership, Chesapeake Midstream Partners, L.P.

Maintain an Entrepreneurial Culture. Chesapeake was formed in 1989 with an initial capitalization of $50,000 and fewer than ten employees. We completed our initial public offering of common stock in early 1993 and subsequent to those early corporate milestones, our management team has guided the company through various operational and industry challenges and opportunities and extremes of natural gas and oil prices to create the nation's second-largest producer of natural gas, a top 20 producer of oil and natural gas liquids, the most active driller of new wells and an employer of approximately 10,000 people and an indirect employer of tens of thousands more. The company takes pride in its innovative and aggressive implementation of its business strategy and strives to be as entrepreneurial today as it has been in its past. We have maintained an unusually flat organizational structure as we have grown to help ensure that important information travels rapidly through the company and decisions are made and implemented quickly.

Improve our Balance Sheet. Our 2011 strategic and financial plan calls for a 25% reduction in our long-term debt while growing net natural gas and oil production by 25% by the end of 2012. We believe this reduction of our debt and continued growth in our asset base will lead to our long-term debt to reserves ratio (long-term debt net of cash divided by our estimated proved reserves) decreasing to less than $0.50 per mcfe at year-end 2012 compared to $0.73 per mcfe at year-end 2010. We believe the reduction in our debt will lower our borrowing costs, increase our financial flexibility and increase our stock market valuation. Additionally, we believe our improved credit metrics described above will lead to a more favorable debt rating by the major ratings agencies.

Operating Areas

Chesapeake focuses its exploration, development, acquisition and production efforts in the nine operating areas described below.

Mid-Continent (principally the Anadarko Basin). Chesapeake's Mid-Continent proved reserves of 4.867 tcfe represented 28% of our total proved reserves as of December 31, 2010. During 2010, this area produced 316 bcfe, or 31%, of our 2010 production, and we invested approximately $1.1 billion to drill 596 (212 net) wells in the Mid-Continent. For 2011, we anticipate spending approximately $1.7 billion, or 33% of our total budget, for exploration and development activities in the Mid-Continent region, with a continuing focus on the Granite Wash and an increasing focus on the Tonkawa, Cleveland and Mississippian liquids-rich unconventional plays.

Haynesville Shale (including the Bossier Shale). Chesapeake's Haynesville Shale proved reserves represented 3.583 tcfe, or 21%, of our total proved reserves as of December 31, 2010. During 2010, the Haynesville Shale assets produced 239 bcfe, or 23%, of our total production, and we invested approximately $2.0 billion to drill 500 (202 net) wells in the Haynesville Shale. For 2011, we anticipate spending approximately $1.65 billion, or 32% of our total budget, for exploration and development activities in the Haynesville Shale.

Barnett Shale. Chesapeake's Barnett Shale proved reserves represented 3.063 tcfe, or 18%, of our total proved reserves as of December 31, 2010. During 2010, the Barnett Shale assets produced 175 bcfe, or 17%, of our total production, and we invested approximately $570 million to drill 503 (287 net) wells in the Barnett Shale, net of $483 million in drilling and completion cost carries paid by our industry participation partner, Total, in 2010. For 2011, we anticipate spending approximately $350 million, or 7% of our total budget, for exploration and development activities, net of carries, in the Barnett Shale. Total is obligated to fund 60% of our share of future drilling and completion costs until $1.45 billion has been paid, which we expect to occur by year-end 2013. Of the $889 million drilling cost carry remaining at December 31, 2010, we expect approximately $375 million will be utilized in 2011.

Fayetteville Shale. Chesapeake's Fayetteville Shale proved reserves represented 2.396 tcfe, or 14%, of our total proved reserves as of December 31, 2010. During 2010, the Fayetteville Shale assets produced 137 bcfe, or 13%, of our total production, and we invested approximately $725 million to drill 775 (157 net) wells in the Fayetteville Shale. On February 21, 2011, we entered into an agreement with a wholly owned subsidiary of BHP Billiton Limited to sell the assets for $4.75 billion, before certain deductions and standard closing adjustments.

Permian and Delaware Basins. Chesapeake's Permian and Delaware Basin proved reserves represented 774 bcfe, or 4%, of our total proved reserves as of December 31, 2010. During 2010, the Permian assets produced 61 bcfe, or 6%, of our total production, and we invested approximately $396 million to drill 156 (84 net) wells in the Permian and Delaware Basins. For 2011, we anticipate spending approximately $425 million, or 8% of our total budget, for exploration and development activities in the Permian and Delaware Basins, with an increased focus on the Bone Spring, Avalon, Wolfcamp and Wolfberry liquids-rich unconventional plays.

Marcellus Shale. Chesapeake's Marcellus Shale proved reserves represented 860 bcfe, or 5%, of our total proved reserves as of December 31, 2010. During 2010, the Marcellus Shale assets produced 53 bcfe, or 5%, of our total production, and we invested approximately $380 million to drill 329 (135 net) wells in the Marcellus Shale, net of $601 million in drilling and completion cost carries paid by our industry participation partner, Statoil, in 2010. For 2011, we anticipate spending approximately $325 million, or 6% of our total budget, for exploration and development activities, net of carries, in the Marcellus Shale. Statoil will pay 75% of our drilling and completion costs in the play until $2.125 billion has been paid, which we expect to occur by year-end 2012. Of the $1.362 billion drilling cost carry remaining at December 31, 2010, we expect approximately $660 million will be utilized in 2011.

Eagle Ford Shale. Chesapeake's Eagle Ford Shale proved reserves represented 108 bcfe, or 1%, of our total proved reserves as of December 31, 2010. During 2010, the Eagle Ford Shale assets produced 2 bcfe, or a nominal amount, of our total production, and we invested approximately $243 million to drill 82 (48 net) wells in the Eagle Ford Shale, net of $67 million in drilling and completion cost carries paid by our industry participation partner, CNOOC, in 2010. For 2011, we anticipate spending approximately $375 million, or 7% of our total budget, for exploration and development activities, net of carries, in the Eagle Ford Shale. CNOOC will pay 75% of our drilling and completion costs in the play until $1.08 billion has been paid, which we expect to occur by year-end 2012. Of the $1.030 billion drilling cost carry remaining at December 31, 2010, we expect approximately $775 million will be utilized in 2011.

Rockies/Williston Basin. Chesapeake's Rocky Mountains/Williston Basin proved reserves of 7 bcfe represented a nominal amount of our total proved reserves as of December 31, 2010. During 2010, this area produced 1 bcfe, or a nominal amount of our 2010 production, and we invested approximately $77 million to drill 32 (13 net) wells in the Rocky Mountains/Williston Basin. For 2011, we anticipate spending approximately $225 million, or 4% of our total budget, for exploration and development activities, net of carries, in the Rocky Mountains/Williston Basin. CNOOC will pay 67% of our drilling and completion costs in the play until $697 million has been paid, which we expect to occur by year-end 2014. Of the $697 million of drilling cost carry remaining, we expect approximately $150 million will be utilized in 2011.

Other. Chesapeake's other proved reserves represented 1.438 tcfe, or 9%, of our total proved reserves as of December 31, 2010. During 2010, assets categorized as other produced 51 bcfe, or 5%, of our total production, and we invested approximately $69 million to drill 58 (11 net) wells in our other assets. For 2011, we anticipate spending approximately $125 million, or 2% of our total budget, for exploration and development activities in this area.

Well Data

At December 31, 2010, we had interests in approximately 45,800 gross (22,600 net) productive wells, including properties in which we held an overriding royalty interest, of which 38,900 gross (20,600 net) were classified as primarily natural gas productive wells and 6,900 gross (2,000 net) were classified as primarily oil productive wells. Chesapeake operates approximately 25,750 of its 45,800 productive wells. During 2010, we drilled 1,445 gross (938 net) wells and participated in another 1,586 gross (211 net) wells operated by other companies. We operate approximately 80% of our current daily production volumes.

Drilling Activity

The following table sets forth the wells we drilled or participated in during the periods indicated. In the table, "gross" refers to the total wells in which we had a working interest and "net" refers to gross wells multiplied by our working interest.

	2010				2009				2008			
	Gross	%	Net	%	Gross	%	Net	%	Gross	%	Net	%
Development:												
Productive	2,721	99	1,031	99	1,971	98	875	99	3,479	99	1,650	99
Dry	30	1	12	1	33	2	8	1	40	1	13	1
Total	2,751	100%	1,043	100%	2,004	100%	883	100%	3,519	100%	1,663	100%
Exploratory:												
Productive	265	95	99	93	196	97	115	96	142	90	63	90
Dry	15	5	7	7	6	3	5	4	15	10	7	10
Total	280	100%	106	100%	202	100%	120	100%	157	100%	70	100%

The following table shows the wells we drilled or participated in by area:

	2010		2009		2008	
	Gross Wells	Net Wells	Gross Wells	Net Wells	Gross Wells	Net Wells
Mid-Continent	596	212	386	144	1,515	542
Haynesville/Bossier Shale	500	202	337	163	81	42
Barnett Shale	503	287	417	339	776	600
Fayetteville Shale	775	157	774	209	814	220
Permian and Delaware Basins	156	84	93	42	165	95
Marcellus Shale	329	135	149	74	32	23
Eagle Ford Shale	82	48	—	—	—	—
Rockies/Williston Basin	32	13	—	—	—	—
Other	58	11	50	32	293	211
Total	3,031	1,149	2,206	1,003	3,676	1,733

At December 31, 2010, we had 221 (86 net) wells in process.

Production, Sales, Prices and Expenses

The following table sets forth information regarding the production volumes, natural gas and oil sales, average sales prices received, other operating income and expenses for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Net Production[a]:			
Natural gas (bcf)	924.9	834.8	775.4
Oil (mmbbl)[b]	18.4	11.8	11.2
Natural gas equivalent (bcfe)	1,035.2	905.5	842.7
Natural Gas and Oil Sales ($ in millions):			
Natural gas sales	$ 3,169	$ 2,635	$ 6,003
Natural gas derivatives – realized gains (losses)	1,982	2,313	267
Natural gas derivatives – unrealized gains (losses)	425	(492)	521
Total natural gas sales	5,576	4,456	6,791
Oil sales[b]	1,079	656	1,066
Oil derivatives – realized gains (losses)	74	33	(275)
Oil derivatives – unrealized gains (losses)	(1,082)	(96)	276
Total oil sales	71	593	1,067
Total natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858
Average Sales Price (excluding gains (losses) on derivatives)[a]:			
Natural gas ($ per mcf)	$ 3.43	$ 3.16	$ 7.74
Oil ($ per bbl)	$ 58.67	$ 55.60	$ 95.04
Natural gas equivalent ($ per mcfe)	$ 4.10	$ 3.63	$ 8.39
Average Sales Price (excluding unrealized gains (losses) on derivatives):			
Natural gas ($ per mcf)	$ 5.57	$ 5.93	$ 8.09
Oil ($ per bbl)	$ 62.71	$ 58.38	$ 70.48
Natural gas equivalent ($ per mcfe)	$ 6.09	$ 6.22	$ 8.38
Other Operating Income[c] ($ per mcfe):			
Marketing, gathering and compression net margin	$ 0.12	$ 0.16	$ 0.11
Service operations net margin	$ 0.03	$ 0.01	$ 0.04
Expenses ($ per mcfe):			
Production expenses[a]	$ 0.86	$ 0.97	$ 1.05
Production taxes	$ 0.15	$ 0.12	$ 0.34
General and administrative expenses	$ 0.44	$ 0.38	$ 0.45
Natural gas and oil depreciation, depletion and amortization	$ 1.35	$ 1.51	$ 2.34
Depreciation and amortization of other assets	$ 0.21	$ 0.27	$ 0.21
Interest expense[d]	$ 0.08	$ 0.22	$ 0.22

(a) Our production, prices and production expenses are disclosed by region under Results of Operations in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

(b) Includes NGLs.

(c) Includes revenue and operating costs and excludes depreciation and amortization of other assets.

(d) Includes the effects of realized (gains) or losses from interest rate derivatives, but excludes the effects of unrealized (gains) or losses and is net of amounts capitalized.

Natural Gas and Oil Reserves

The tables below set forth information as of December 31, 2010 with respect to our estimated proved reserves, the associated estimated future net revenue and present value (discounted at an annual rate of 10%) of estimated future net revenue before and after future income taxes (standardized measure) at such date. Neither the pre-tax present value of estimated future net revenue nor the after-tax standardized measure is intended to represent the current market value of the estimated natural gas and oil reserves we own. All of our estimated natural gas and oil reserves are located within the United States.

	December 31, 2010		
	Natural Gas (bcf)	Oil (mmbbl)[(a)]	Total (bcfe)[(b)]
Proved developed	8,246	149.3	9,143
Proved undeveloped	7,209	124.1	7,953
Total proved	15,455	273.4	17,096

	Proved Developed	Proved Undeveloped	Total Proved
		($ in millions)	
Estimated future net revenue[(c)]	$ 23,322	$ 14,308	$ 37,630
Present value of estimated future net revenue[(c)]	$ 11,423	$ 3,723	$ 15,146
Standardized measure[(c)(d)]			$ 13,183

	Natural Gas (bcf)	Oil (mmbbl)[(a)]	Natural Gas Equivalent (bcfe)[(b)]	Percent of Proved Reserves	Present Value ($ in millions)
Mid-Continent	3,704	193.7	4,867	28%	$ 6,588
Haynesville/Bossier Shale	3,583	—	3,583	21	2,408
Barnett Shale	2,995	11.2	3,063	18	1,299
Fayetteville Shale	2,396	—	2,396	14	1,457
Permian and Delaware Basins	515	43.1	774	4	1,058
Marcellus Shale	801	10.0	860	5	1,497
Eagle Ford Shale	58	8.2	108	1	245
Rockies/Williston Basin	3	0.8	7	—	15
Other	1,400	6.4	1,438	9	579
Total	15,455	273.4	17,096	100%	$ 15,146[(c)]

(a) Includes NGLs.

(b) Natural gas equivalent based on six mcf of natural gas to one barrel of oil.

(c) Estimated future net revenue represents the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs under existing economic conditions at December 31, 2010. For the purpose of determining "prices", we used the unweighted arithmetic average of the prices on the first day of each month within the 12-month period ended December 31, 2010. The prices used in our reserve reports were $4.38 per mcf of natural gas and $79.42 per barrel of oil, before price differential adjustments. These prices should not be interpreted as a prediction of future prices, nor do they reflect the value of our commodity hedges in place at December 31, 2010. The amounts shown do not give effect to non-property related expenses, such as corporate general and administrative expenses and debt service, or to depreciation, depletion and amortization. The present value of estimated future net revenue differs from the standardized measure only because the former does not include the effects of estimated future income tax expenses ($2.0 billion as of December 31, 2010).

Management uses future net revenue, which is calculated without deducting estimated future income tax expenses, and the present value thereof as one measure of the value of the company's current proved reserves and to compare relative values among peer companies. We also understand that securities analysts and rating agencies use this measure in similar ways. While future net revenue and present value are based on prices, costs and discount factors which are consistent from company to company, the standardized measure of discounted future net cash flows is dependent on the unique tax situation of each individual company.

(d) Additional information on the standardized measure is presented in Note 10 of the notes to our consolidated financial statements included in Item 8 of this report.

As of December 31, 2010, our reserve estimates included 7.953 tcfe of reserves classified as proved undeveloped (PUD), compared to 5.923 tcfe as of December 31, 2009. Presented below is a summary of changes in our proved undeveloped reserves for 2010.

	Total (bcfe)
Proved undeveloped reserves, beginning of period	5,923
Extensions, discoveries and other additions	3,210
Revisions of previous estimates	(365)
Developed	(603)
Sale of reserves-in-place	(233)
Purchase of reserves-in-place	21
Proved undeveloped reserves, end of period	7,953

As of December 31, 2010, there were no PUDs that had remained undeveloped for five years or more. We invested approximately $789 million, net of drilling cost carries, in 2010 to convert 603 bcfe of PUDs to proved developed reserves. In 2011, we estimate that we will invest approximately $1.9 billion, net of drilling cost carries, for PUD conversion.

The future net revenue attributable to our estimated proved undeveloped reserves of $14.308 billion at December 31, 2010, and the $3.723 billion present value thereof, has been calculated assuming that we will expend approximately $10.7 billion to develop these reserves. Net of drilling cost carries, we have projected to incur $1.9 billion in 2011, $1.4 billion in 2012, $2.1 billion in 2013 and $5.3 billion in 2014 and beyond, although the amount and timing of these expenditures will depend on a number of factors, including actual drilling results, service costs, product prices and the availability of capital. Chesapeake's developmental drilling schedules are subject to revision and reprioritization throughout the year resulting from unknowable factors such as the relative success in an individual developmental drilling prospect leading to an additional drilling opportunity, rig availability, title issues or delays, and the effect that acquisitions may have on prioritizing developmental drilling plans.

The SEC's modernized rules for reporting oil and gas reserves, which became effective December 31, 2009, allow the booking of proved undeveloped reserves at locations greater distances from producing wells than immediate offsets. All proved reserves are required to meet reasonable certainty standards; thus, locations more than direct offsets to producing wells must be shown to be underlain by the productive formation. Reasonable certainty also requires that the formation is continuous between the producing wells and the PUD locations and that the PUDs are economically viable. We booked PUDs more than directly offsetting producing wells in three resource plays, the Barnett Shale, the Fayetteville Shale and the Haynesville Shale. In all other areas we restricted PUD locations to immediate offsets to producing wells. Within the Barnett, Fayetteville and Haynesville Shale plays, we used both public and proprietary geologic data to establish continuity of the formation and its producing properties. This included seismic data and interpretations (2-D, 3-D and micro seismic); open hole log information (both vertical and horizontally collected) and petrophysical analysis of the log data; mud logs; gas sample analysis; drill cutting samples; measurements of total organic content; thermal maturity; sidewall cores; whole cores and data measured from our internal core analysis facility. After the geologic area was shown to be continuous, statistical analysis of existing producing wells was conducted to generate an area of reasonable certainty at distances from established production. Undrilled locations within this proved area could be booked as PUDs. However, due to other factors and requirements of the modernized rules, numerous locations within the proved area of these three statistically evaluated plays have not yet been booked as PUDs.

Our annual net decline rate on producing properties is projected to be 30% from 2011 to 2012, 19% from 2012 to 2013, 14% from 2013 to 2014, 12% from 2014 to 2015 and 10% from 2015 to 2016. Of our 9.143 tcfe of proved developed reserves as of December 31, 2010, 950 bcfe were non-producing.

Chesapeake's ownership interest used in calculating proved reserves and the associated estimated future net revenue was determined after giving effect to the assumed maximum participation by other parties to our farmout and participation agreements. The prices used in calculating the estimated future net revenue attributable to proved reserves do not reflect market prices for natural gas and oil production sold subsequent to December 31, 2010. There can be no assurance that all of the estimated proved reserves will be produced and sold at the assumed prices.

The company's estimated proved reserves and the standardized measure of discounted future net cash flows of the proved reserves at December 31, 2010, 2009 and 2008, and the changes in quantities and standardized measure of such reserves for each of the three years then ended, are shown in Note 10 of the notes to the consolidated financial statements included in Item 8 of this report. No estimates of proved reserves comparable to those included herein have been included in reports to any federal agency other than the SEC.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond Chesapeake's control. The reserve data represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are often different from the actual quantities of natural gas and oil that are ultimately recovered. Furthermore, the estimated future net revenue from proved reserves and the associated present value are based upon certain assumptions, including prices, future production levels and costs that may not prove correct. Future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate.

Reserves Price Sensitivity

An increase or decrease in price of $0.10 per mcf for natural gas and $1.00 per barrel for oil would result in a corresponding change in the December 31, 2010 present value of estimated future net revenue of our proved reserves of approximately $600 million and $90 million, respectively. The estimated future net revenue used in this analysis does not include the effects of future income taxes or hedging.

Chesapeake's management uses forward-looking market-based data in developing its drilling plans, assessing its capital expenditure needs and projecting future cash flows. We believe that using the 10-year average future NYMEX strip prices yields a better indication of the likely economic producibility of proved reserves than the trailing average 12-month price required by the SEC's reserves rules or a period-end spot price, as used under the SEC rules before December 31, 2009. Reserve volumes represent estimated production to be sold in the future. Futures prices, such as the 10-year average NYMEX strip prices, represent an unbiased consensus estimate by market participants about the likely prices to be received for our future production. We hedge substantial amounts of future production based on futures prices. While historical data, such as the trailing 12-month average price required by the SEC's reporting rule, facilitate comparisons of proved reserves from company to company and may be helpful in discerning trends, such as price-related effects on end-user demand, the price at which we can sell our production in the future is by far the major determinant of the likely economic producibility of our reserves. A 12-month average price adjusts slowly to falling or rising prices, further detracting from its usefulness as a predictor of the prices at which future production will actually be sold.

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of estimated future revenue before income tax using the 2010 12-month average prices of $4.38 per mcf and $79.42 per bbl, before price differential adjustments, reflected in our reported reserve estimates and the 10-year average future NYMEX strip prices as of December 31, 2010, which were $5.67 per mcf and $93.53 per barrel, before price differential adjustments. There is no change to our cost or other assumptions between this higher price scenario and those used in the estimation of our reported reserves.

	December 31, 2010			
	Gas (bcf)	Oil (mmbbl)[a]	Total (bcfe)	Present Value ($ in millions)
2010 12-month average prices (SEC)[b]	15,455	273	17,096	$ 15,146
10-year average future NYMEX strip prices as of December 31, 2010[c]	15,946	276	17,605	$ 21,715

(a) Includes NGLs.

(b) Volumes represent proved reserves as defined in Rule 4-10(a)(22) of Regulation S-X.

(c) Volumes do not represent proved reserves as defined in Rule 4-10(a)(22) of Regulation S-X.

Reserves Estimation

Chesapeake's Reservoir Engineering Department prepared approximately 22% of the proved reserves estimates (by volume) disclosed in this report based upon a review of production histories and other geologic, economic, ownership and engineering data we developed. The estimates were not based on any single significant assumption due to the diverse nature of the reserves and there is no significant concentration of proved reserve volume or value in any one well or field. The department currently has a total of 97 full-time employees, consisting of 58 degreed engineers (10 serving in management capacities), 37 engineering technicians with a minimum of a four-year degree in mathematics, economics, finance or other business/ science field, and 2 administrative persons. Twelve of our engineers are registered professional engineers with various state board certifications. The department collectively has approximately 1,400 years of engineering industry experience. Chesapeake maintains a continuous education program for engineers and technicians on new technologies and industry advancements and also offers refresher training on basic skill sets.

Chesapeake maintains internal controls such as the following to ensure the reliability of reserves estimations:

- No employee's compensation is tied to the amount of reserves booked.
- We follow comprehensive SEC-compliant internal policies to determine and report proved reserves. Reserves estimates are made by experienced reservoir engineers or under their direct supervision.
- The Reservoir Engineering Department reviews all the company's reported proved reserves at the close of each quarter.
- Each quarter, Reservoir Engineering Department managers, the Vice President of Reservoir Engineering, the Senior Vice President of Production and the Chief Operating Officer review all significant reserves changes and all new proved undeveloped reserves additions.
- The Reservoir Engineering Department reports independently of any of our operating divisions.

Chesapeake's Vice President of Reservoir Engineering is the technical person primarily responsible for overseeing the preparation of the company's reserve estimates. His qualifications include the following:

- 35 years of practical experience in petroleum engineering with 32 years of this experience being in the estimation and evaluation of reserves
- certified professional engineer in the state of Oklahoma
- Bachelor of Science degree in Petroleum Engineering
- member in good standing of the Society of Petroleum Engineers

We engaged four third-party engineering firms to prepare portions of our reserves estimates comprising approximately 78% of our estimated proved reserves (by volume) at year-end 2010. The portion of our estimated proved reserves prepared by each of our third-party engineering firms as of December 31, 2010 is presented below.

	% Prepared (by Volume)	Principal Properties
Netherland, Sewell & Associates, Inc.	58%	Barnett Shale Fayetteville Shale Haynesville Shale Mid-Continent (portions) Permian and Delaware Basins Ark-La-Tex (portions)
Lee Keeling and Associates, Inc.	7%	Mid-Continent South Texas/ Texas Gulf Coast (portions) Eagle Ford Shale
Data and Consulting Services, Division of Schlumberger Technology Corporation	7%	Marcellus Shale Other Appalachian Basin
Ryder Scott Company, L.P.	6%	Mid-Continent (portions)

Copies of the reports issued by the engineering firms are filed with this report as Exhibits 99.1 - 99.4. The qualifications of the technical person at each of these firms primarily responsible for overseeing his firm's preparation of the company's reserve estimates are set forth below.

Netherland, Sewell & Associates, Inc.:

- over 28 years of practical experience in petroleum engineering and in the estimation and evaluation of reserves
- a registered professional engineer in the state of Texas
- Bachelor of Science Degree in Petroleum Engineering

Lee Keeling and Associates, Inc.:

- over 45 years of practical experience in petroleum engineering and in the estimation and evaluation of reserves
- a certified professional engineer in the state of Oklahoma
- Bachelor of Science Degree in Petroleum Engineering

Data and Consulting Services, Division of Schlumberger Technology Corporation:

- over 20 years of practical experience in petroleum geology and in the estimation and evaluation of reserves
- registered professional geologist license in the commonwealth of Pennsylvania
- certified petroleum geologist of the American Association of Petroleum Geologists
- Bachelor of Science Degree in Geological Sciences

Ryder Scott Company, L.P.:

- over 30 years of practical experience in the estimation and evaluation of reserves
- registered professional engineer in the state of Texas
- Bachelor of Science Degree in Electrical Engineering
- member in good standing of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers

Exploration and Development, Acquisition and Divestiture Activities

The following table sets forth historical cost information regarding our exploration and development acquisition and divestiture activities during the periods indicated:

	December 31, 2010	2009	2008
	($ in millions)		
Development and exploration costs:			
Development drilling[a]	$ 4,739	$ 2,729	$ 5,185
Exploratory drilling	691	651	612
Geological and geophysical costs[b][c]	181	162	314
Asset retirement obligation and other	2	(2)	10
	5,613	3,540	6,121
Acquisition costs:			
Unproved properties[d]	6,953	2,793	8,250
Proved properties	243	61	355
Deferred income taxes	—	—	13
	7,196	2,854	8,618
Proceeds from divestitures:			
Unproved properties	(1,524)	(1,265)	(5,302)
Proved properties	(2,876)	(461)	(2,433)
	(4,400)	(1,726)	(7,735)
Total	$ 8,409	$ 4,668	$ 7,004

(a) Includes capitalized internal costs of $367 million, $337 million and $326 million, respectively.

(b) Includes capitalized internal costs of $16 million, $22 million and $26 million, respectively.

(c) Includes $24 million, $29 million and $25 million of related capitalized interest, respectively.

(d) Includes $687 million, $598 million and $561 million of related capitalized interest, respectively.

Our development costs included $789 million, $621 million and $1.5 billion in 2010, 2009 and 2008, respectively, related to properties carried as proved undeveloped locations in the prior year's reserve reports.

A summary of our exploration and development, acquisition and divestiture activities in 2010 by operating area is as follows:

	Gross Wells Drilled	Net Wells Drilled	Exploration and Development[a]	Acquisition of Unproved Properties[b]	Acquisition of Proved Properties	Sales of Unproved Properties	Sales of Proved Properties	Total
			($ in millions)					
Mid-Continent	596	212	$ 1,121	$ 547	$ 90	$ —	$ —	$ 1,758
Haynesville/ Bossier Shale	500	202	2,032	411	66	(57)	(4)	2,448
Barnett Shale	503	287	570	216	—	(38)	(1,938)	(1,190)
Fayetteville Shale	775	157	725	74	—	—	—	799
Permian and Delaware Basins	156	84	396	41	2	(4)	(560)	(125)
Marcellus Shale	329	135	380	1,114	2	(396)	—	1,100
Eagle Ford Shale	82	48	243	1,863	73	(1,029)	(73)	1,077
Rockies/ Williston Basin	32	13	77	912	8	—	—	997
Other	58	11	69	1,775	2	—	(301)	1,545
Total	3,031	1,149	$ 5,613	$ 6,953	$ 243	$ (1,524)	$ (2,876)	$ 8,409

(a) Includes $383 million of capitalized internal costs and $24 million of related capitalized interest.

(b) Includes $687 million of related capitalized interest.

Acreage

We actively acquire new leases, most of which have a three-to-five year term. Managing lease expirations to ensure that we do not experience unintended material expirations is an important part of our business. Our leasehold management efforts include scheduling our drilling to establish production in paying quantities in order to hold leases by production, timely exercising our contractual rights to pay delay rentals to extend the terms of leases we value, planning leasehold asset sales and industry participation transactions to high-grade our lease inventory or to raise capital for additional development and letting some low-value leases expire. We maintain a very large drilling program that is rigorously scheduled to lock in our acreage with the highest prospective value. The fact that we control a substantial rig fleet and other service operations gives us a high degree of confidence that we will be able to execute our drilling plans. We have determined that the amount of undeveloped leasehold that we reasonably believe will be abandoned or allowed to expire at the end of the lease term is immaterial to our operations.

The following table sets forth as of December 31, 2010 the gross and net leasehold acres of both developed and undeveloped natural gas and oil leases which we hold. "Gross" acres are the total number of acres in which we own a working interest. "Net" acres refer to gross acres multiplied by our fractional working interest. Acreage numbers do not include our options to acquire additional acreage which have not been exercised.

	Developed		Undeveloped		Total	
	Gross Acres	Net Acres	Gross Acres	Net Acres	Gross Acres	Net Acres
			(in thousands)			
Mid-Continent	4,469	2,252	2,720	1,627	7,189	3,879
Haynesville/Bossier Shale	375	269	405	258	780	527
Barnett Shale	235	132	166	85	401	217
Fayetteville Shale	414	188	955	413	1,369	601
Permian and Delaware Basins	364	212	1,567	992	1,931	1,204
Marcellus Shale	408	211	2,972	1,460	3,380	1,671
Eagle Ford Shale	45	25	852	440	897	465
Rockies/Williston Basin	41	19	1,456	832	1,497	851
Other	2,182	1,736	3,437	2,062	5,619	3,798
Total	8,533	5,044	14,530	8,169	23,063	13,213

Marketing, Gathering and Compression

Marketing

Chesapeake Energy Marketing, Inc., one of our wholly owned subsidiaries, provides natural gas and oil marketing services, including commodity price structuring, contract administration and nomination services for Chesapeake, its partners and other producers. We attempt to enhance the value of our natural gas and oil production by aggregating volumes to be sold to various intermediary markets, end markets and pipelines. This aggregation allows us to attract larger, more creditworthy customers that in turn assist in maximizing the prices received for our production.

Our oil production is generally sold under market sensitive or spot price contracts. The revenue we receive from the sale of natural gas liquids is included in oil sales.

Our natural gas production is sold to purchasers under percentage-of-proceeds contracts, percentage-of-index contracts or spot price contracts. By the terms of the percentage-of-proceeds contracts, we receive a percentage of the resale price received by the purchaser after transportation and processing of our natural gas. Under percentage-of-index contracts, the price per mmbtu we receive for our natural gas is tied to indexes published in *Inside FERC* or *Gas Daily*. Although exact percentages vary daily, as of February 2011, approximately 80% of our natural gas production was sold under short-term contracts at market-sensitive prices. No customer accounted for more than 10% of total revenues (excluding gains (losses) on derivatives) in 2010.

Our marketing activities, along with our midstream gathering and compression activities discussed below, constitute a reportable segment under accounting guidance for disclosure about segments of an enterprise and related information. See Note 16 of the notes to our consolidated financial statements in Item 8 of this report.

Midstream Gathering Operations

Chesapeake invests in gathering systems and processing facilities to complement our natural gas operations in regions where we have significant production and additional infrastructure is required. By doing so, we are better able to manage the value received for and the costs of, gathering, treating and processing natural gas. These systems are designed primarily to gather company production for delivery into major intrastate or interstate pipelines. In addition, our midstream business provides services to third-party customers. Chesapeake generates revenues from its gathering, treating and compression activities through fixed-rate fee structures. The company also processes a portion of its natural gas at various third-party plants.

Our midstream assets are held and operated by our wholly owned subsidiary, Chesapeake Midstream Development, L.P. (CMD), and its subsidiaries. In September 2009, we formed a joint venture with GIP to own and operate natural gas midstream assets. As part of the transaction, we contributed certain natural gas gathering systems that had been held by CMD and its subsidiaries to a new entity, Chesapeake Midstream Partners, L.L.C. (CMP), and GIP purchased a 50% interest in CMP for $588 million in cash. The assets we contributed to the joint venture were substantially all of our midstream assets in the Barnett Shale and also the majority of our non-shale midstream assets in the Arkoma, Anadarko, Delaware and Permian Basins. Together, these assets constituted approximately 57% of our total midstream assets as of September 30, 2009.

On August 3, 2010, Chesapeake Midstream Partners, L.P. (NYSE: CHKM), which we and GIP formed to own, operate, develop and acquire midstream assets, completed an initial public offering of 24,437,500 common units (including 3,187,500 common units issued pursuant to the exercise of the underwriters' over-allotment option on August 3, 2010) representing limited partner interests and received net offering proceeds of approximately $475 million at an initial offering price of $21.00 per unit. In connection with the closing of the offering and pursuant to the terms of our contribution agreement with GIP, CHKM distributed to GIP the approximate $62 million of net proceeds from the exercise of the over-allotment option. In connection with the closing of the offering, Chesapeake and GIP contributed the interests of the midstream joint venture's operating subsidiary to CHKM. CHKM is continuing the business that had been conducted by the joint venture. Common units owned by public security holders represent 17.7% of all outstanding limited partner interests, and Chesapeake and GIP hold 42.3% and 40.0%, respectively, of all outstanding limited partner interests. The limited partners, collectively, have a 98.0% interest in CHKM, and the general partner, which is owned and controlled 50/50 by Chesapeake and GIP, has a 2.0% interest in CHKM.

Subsidiaries of CMD continue to operate our midstream assets outside of CHKM. The CMD systems are located in Oklahoma, Texas, Colorado, New Mexico, New York, Ohio, Louisiana, Arkansas, Pennsylvania, Wyoming and West Virginia and consist of approximately 1,750 miles of gathering pipelines, servicing over 1,150 natural gas wells. These include natural gas gathering assets in the Fayetteville Shale, Marcellus Shale and other areas in Appalachia. Compared to the Barnett Shale and Mid-Continent areas where the CHKM midstream assets are located, these are less developed areas and will require significant build-out capital expenditures. As described in *Recent Developments*, in February 2011, we agreed to sell the CMD midstream assets in the Fayetteville Shale in a transaction expected to close in the first half of 2011. A source of liquidity for CMD's business is the $300 million revolving credit facility described under *Liquidity and Capital Resources* in Item 7 below. On December 21, 2010, CMD sold its Springridge natural gas gathering system and related facilities in the Haynesville Shale to CHKM for $500 million. In connection with this transaction, CHKM and certain Chesapeake subsidiaries entered into ten-year gathering and compression agreements covering upstream assets within an area of dedication around the existing pipeline system. The gathering and compression agreements are similar to the previously existing gathering agreement between Chesapeake and CHKM and include a minimum volume commitment and periodic rate redetermination.

Compression

Since 2003, Chesapeake has expanded its compression business. Our wholly owned subsidiary, MidCon Compression, L.L.C., operates wellhead and system compressors to facilitate the transportation of natural gas primarily produced from Chesapeake-operated wells. In a series of transactions since 2007, MidCon sold a significant portion of its compressor fleet, consisting of 2,234 compressors, for $517 million and entered into a master lease agreement. These transactions were recorded as sales and operating leasebacks.

Service Operations

Drilling

Securing available rigs is an integral part of the exploration process and therefore owning our own drilling company is a strategic advantage for Chesapeake. In 2001, Chesapeake formed its wholly owned drilling subsidiary, now Nomac Drilling, L.L.C., with an investment of $26 million to build and refurbish five drilling rigs. As of December 31, 2010, Chesapeake had invested approximately $1.1 billion to build or acquire 105 drilling rigs, which are utilized primarily to drill Chesapeake-operated wells. In a series of transactions since 2006, our drilling subsidiaries sold 86 rigs for $717 million and subsequently leased back the rigs through 2018. These transactions were recorded as sales and operating leasebacks. The drilling rigs have depth ratings between 3,000 and 25,000 feet and range in drilling horsepower from 450 to 2,000. These drilling rigs are currently operating in Oklahoma, Texas, Arkansas, Louisiana and Appalachia. Nomac Drilling, L.L.C. is the fifth largest drilling rig contractor in the U.S.

Trucking

In 2006, Chesapeake expanded its service operations by acquiring two privately-owned oilfield trucking service companies. We now own one of the largest oilfield and heavy haul transportation companies in the industry. Our trucking business is utilized primarily to transport drilling rigs for both Chesapeake and third parties. Through this ownership, we are better able to manage the movement of our rigs. As of December 31, 2010, our fleet included 208 trucks and 22 cranes, which mainly service the Mid-Continent, Barnett Shale and Appalachian regions.

Seasonal Nature of Business

Generally, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or hot summers can lessen or intensify this fluctuation. In addition, pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can lessen seasonal demand fluctuations. World weather and resultant prices for liquified natural gas (LNG) can also affect deliveries of competing LNG into this country from abroad, affecting the price of domestically produced natural gas.

Competition

We compete with both major integrated and other independent natural gas and oil companies in acquiring desirable leasehold acreage, producing properties and the equipment and expertise necessary to explore, develop and operate our properties and market our production. Some of our competitors may have larger financial and other resources than ours. The natural gas and oil industry also faces competition from alternative fuel sources, including other fossil fuels such as coal and imported LNG. Competitive conditions may be affected by future legislation and regulations as the U.S. develops new energy and climate-related policies. In addition, some of our larger competitors may have a competitive advantage when responding to factors that affect demand for natural gas and oil production, such as changing prices, domestic and foreign political conditions, weather conditions, the price and availability of alternative fuels, the proximity and capacity of gas pipelines and other transportation facilities, and overall economic conditions. We believe that our technological expertise, our exploration, land, drilling and production capabilities and the experience of our management generally enable us to compete effectively.

Hedging Activities

We utilize hedging strategies to hedge the price of a portion of our future natural gas and oil production and to manage interest rate exposure. See Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Regulation

General. All of our operations are conducted onshore in the United States. The U.S. natural gas and oil industry is regulated at the federal, state and local levels, and some of the laws, rules and regulations that govern our operations carry substantial penalties for noncompliance. These regulatory burdens increase our cost of doing business and, consequently, affect our profitability.

Regulation of Natural Gas and Oil Operations. Our exploration and production operations are subject to various types of regulation at the U.S. federal, state and local levels. Such regulation includes requirements for permits to drill and to conduct other operations and for provision of financial assurances (such as bonds) covering drilling and well operations. Other activities subject to regulation include, but are not limited to:

- the location of wells;
- the method of drilling and completing wells;
- the surface use and restoration of properties upon which wells are drilled;
- the plugging and abandoning of wells;
- the disposal of fluids used or other wastes generated in connection with operations;
- the marketing, transportation and reporting of production; and
- the valuation and payment of royalties.

Our operations are also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units (regarding the density of wells that may be drilled in a particular area) and the unitization or pooling of natural gas and oil properties. In this regard, some states, such as Oklahoma, allow the forced pooling or integration of tracts to facilitate exploration, while other states, such as Texas and New Mexico, rely on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units and therefore, more difficult to fully develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from natural gas and oil wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of natural gas and oil we can produce and to limit the number of wells and the locations at which we can drill.

Chesapeake operates a number of natural gas gathering systems. The U.S. Department of Transportation and certain state agencies regulate the safety and operating aspects of the transportation and storage activities of these facilities. There is currently no price regulation of the company's sales of natural gas, oil and natural gas liquids, although governmental agencies may elect in the future to regulate certain sales.

We do not anticipate that compliance with existing laws and regulations governing exploration, production and natural gas gathering will have a material adverse effect upon our capital expenditures, earnings or competitive position.

Environmental, Health and Safety Regulation. The business operations of the company and its ownership and operation of natural gas and oil interests are subject to various federal, state and local environmental, health and safety laws and regulations pertaining to the release, emission or discharge of materials into the environment, the generation, storage, transportation, handling and disposal of materials (including solid and hazardous wastes), the safety of employees, or otherwise relating to pollution, preservation, remediation or protection of human health and safety, natural resources, wildlife or the environment. We must take into account the cost of complying with environmental regulations in planning, designing, constructing, drilling, operating and abandoning wells and related surface facilities. In most instances, the regulatory frameworks relate to the handling of drilling and production materials, the disposal of drilling and production wastes, and the protection of water and air. In addition, our operations may require us to obtain permits for, among other things,

- air emissions;
- the construction and operation of underground injection wells to dispose of produced saltwater and other non-hazardous oilfield wastes; and
- the construction and operation of surface pits to contain drilling muds and other non-hazardous fluids associated with drilling operations.

Federal, state and local laws may require us to remove or remediate previously disposed wastes, including wastes disposed of or released by us or prior owners or operators in accordance with current laws or otherwise, to suspend or cease operations at contaminated areas, or to perform remedial well plugging operations or response actions to reduce the risk of future contamination. Federal laws, including the

Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws impose joint and several liability, without regard to fault or legality of the original conduct, on classes of persons who are considered responsible for releases of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and persons that disposed of or arranged for the disposal of hazardous substances at the site. CERCLA and analogous state laws also authorize the U.S. Environmental Protection Agency (EPA), state environmental agencies and, in some cases, third parties to take action to prevent or respond to threats to human health or the environment and to seek to recover from responsible classes of persons the costs of such actions.

Other federal and state laws, in particular the federal Resource Conservation and Recovery Act, regulate hazardous and non-hazardous wastes. Under a longstanding legal framework, certain wastes generated by our natural gas and oil operations are not subject to federal regulations governing hazardous wastes, though they may be regulated under other federal and state laws. These wastes may in the future be designated as hazardous wastes and may thus become subject to more rigorous and costly compliance and disposal requirements.

Vast quantities of natural gas and oil deposits exist in deep shale and other formations. It is customary in our industry to recover natural gas and oil from these deep shale formations through the use of hydraulic fracturing, combined with sophisticated horizontal drilling. Hydraulic fracturing is the process of creating or expanding cracks, or fractures, in formations underground where water, sand and other additives are pumped under high pressure into a shale formation. These formations are generally geologically separated and isolated from fresh ground water supplies by protective rock layers. Our well construction practices include installation of multiple layers of protective steel casing surrounded by cement that are specifically designed and installed to protect freshwater aquifers by preventing the migration of fracturing fluids into aquifers. Legislative and regulatory efforts at the federal level and in some states have sought to render permitting and compliance requirements more stringent for hydraulic fracturing. If passed into law, such efforts could have an adverse effect on our operations.

Federal and state occupational safety and health laws require us to organize and maintain information about hazardous materials used, released or produced in our operations. Certain portions of this information must be provided to employees, state and local governmental authorities and local citizens. We are also subject to the requirements and reporting set forth in federal workplace standards.

We have made and will continue to make expenditures to comply with environmental, health and safety regulations and requirements. These are necessary business costs in the natural gas and oil industry. Although we are not fully insured against all environmental, health and safety risks, and our insurance does not cover any penalties or fines that may be issued by a governmental authority, we maintain insurance coverage which we believe is customary in the industry. Moreover, it is possible that other developments, such as stricter and more comprehensive environmental, health and safety laws and regulations, as well as claims for damages to property or persons, resulting from company operations, could result in substantial costs and liabilities, including civil and criminal penalties, to Chesapeake. We believe that we are in material compliance with existing environmental, health and safety regulations. We believe that the cost of maintaining compliance with these existing regulations will not have a material adverse effect on our business, financial position and results of operation, but new or more stringent regulations could increase the cost of doing business.

Climate Change. Various state governments and regional organizations comprising state governments are considering enacting new legislation and promulgating new regulations governing or restricting the emission of greenhouse gases from stationary sources such as our equipment and operations. At the federal level, the EPA has already made findings and issued regulations that require us to establish and report an inventory of greenhouse gas emissions and that could lead to the imposition of restrictions on greenhouse gas emissions from stationary sources such as ours. Legislative and regulatory proposals for restricting greenhouse gas emissions or otherwise addressing climate change could require us to incur additional operating costs and could adversely affect demand for the natural gas and oil that we sell. The potential increase in our operating costs could include new or increased costs to obtain permits, operate and maintain our equipment and facilities, install new emission controls on our equipment and facilities, acquire allowances to authorize our greenhouse gas emissions, pay taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for natural gas and oil.

Title to Properties

Our title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the natural gas and oil industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, only cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. We believe we have satisfactory title to substantially all of our active properties in accordance with standards generally accepted in the natural gas and oil industry. Nevertheless, we are involved in title disputes from time to time which result in litigation.

Operating Hazards and Insurance

The natural gas and oil business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, natural gas leaks, ruptures or discharges of toxic gases. If any of these should occur, Chesapeake could incur legal defense costs and could suffer substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations. Our horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Chesapeake maintains a $75 million control of well policy that insures against certain sudden and accidental risks associated with drilling, completing and operating our wells. There is no assurance that this insurance will be adequate to cover all losses or exposure to liability. Chesapeake also carries a $400 million comprehensive general liability umbrella policy and a $130 million pollution liability policy. We provide workers' compensation insurance coverage to employees in all states in which we operate. While we believe these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, our insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows. The insurance coverage that we maintain may not be sufficient to cover every claim made against us in the future.

Facilities

Chesapeake owns an office complex in Oklahoma City and we continue to construct additional buildings in Oklahoma City and in our operating areas as needed to accommodate our ongoing growth. We also own or lease various field or administrative offices in the areas in which we conduct operations.

Employees

Chesapeake had approximately 10,000 employees as of December 31, 2010.

Glossary of Natural Gas and Oil Terms

The terms defined in this section are used throughout this Form 10-K.

Bcf. Billion cubic feet.

Bcfe. Billion cubic feet of natural gas equivalent.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bbtu. One billion British thermal units.

Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Commercial Well; Commercially Productive Well. A natural gas and oil well which produces natural gas and oil in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Conventional Reserves. Natural gas and oil occurring as discrete accumulations in structural and stratigraphic traps.

Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Drilling Carry Obligation. An obligation of one party to pay certain well costs attributable to another party.

Dry Hole; Dry Well. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as a natural gas or oil well.

Exploratory Well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir.

Farmout. An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location.

Formation. A succession of sedimentary beds that were deposited under the same general geologic conditions.

Full-Cost Pool. The full-cost pool consists of all costs associated with property acquisition, exploration and development activities for a company using the full-cost method of accounting. Additionally, any internal costs that can be directly identified with acquisition, exploration and development activities are included. Any costs related to production, general corporate overhead or similar activities are not included.

Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which a working interest is owned.

Horizontal Wells. Wells which are drilled at angles greater than 70 degrees from vertical.

Infill Drilling. Drilling wells between established producing wells on a lease; a drilling program to reduce the spacing between wells in order to increase production and/or recovery of in-place hydrocarbons from the lease.

Karst. An area of irregular limestone in which erosion has produced fissures, sinkholes, underground streams and caverns.

Mbbl. One thousand barrels of crude oil or other liquid hydrocarbons.

Mbtu. One thousand btus.

Mcf. One thousand cubic feet.

Mcfe. One thousand cubic feet of natural gas equivalent.

Mmbbl. One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu. One million btus.

Mmcf. One million cubic feet.

Mmcfe. One million cubic feet of natural gas equivalent.

Natural Gas Liquids (NGL). Those hydrocarbons in natural gas that are separated from the gas as liquids through the process of absorption, condensation, adsorption or other methods in gas processing or cycling plants. Natural gas liquids primarily include ethane, propane, butane, isobutene, pentane, hexane and natural gasoline.

Net Acres or Net Wells. The sum of the fractional working interests owned in gross acres or gross wells.

NYMEX. New York Mercantile Exchange.

Play. A term applied to a portion of the exploration and production cycle following the identification by geologists and geophysicists of areas with potential natural gas and oil reserves.

Present Value or PV-10. When used with respect to natural gas and oil reserves, present value, or PV-10 means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices calculated as the average natural gas and oil price during the preceding 12-month period prior to the end of the current reporting period, (determined as the unweighted arithmetic average of prices on the first day of each month within the 12-month period) and costs in effect at the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

Price Differential. The difference in the price of natural gas or oil received at the sales point and the New York Mercantile Exchange (NYMEX).

Productive Well. A well that is not a dry well. Productive wells include producing wells and wells that are mechanically capable of production.

Proved Developed Reserves. Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

Proved Properties. Properties with proved reserves.

Proved Reserves. Proved natural gas and oil reserves are those quantities of natural gas and oil, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of a reservoir considered as proved includes (a) the area indentified by drilling and limited by fluid contacts, if any, and (b) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible natural gas or oil on the basis of available geoscience and engineering data. In the absence of information on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (a) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based and (b) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved Undeveloped Location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

Proved Undeveloped Reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Reserve Replacement. Calculated by dividing the sum of reserve additions from all sources (revisions, extensions, discoveries and other additions and acquisitions) by the actual production for the corresponding period. The values for these reserve additions are derived directly from the proved reserves table located in Note 10 of the notes to our consolidated financial statements. In calculating reserve replacement, we do not use unproved reserve quantities or proved reserve additions attributable to less than wholly owned consolidated entities or investments accounted for using the equity method. Management uses the reserve replacement ratio as an indicator of the company's ability to replenish annual production volumes and grow its reserves, thereby providing some information on the sources of future production. It should be noted that the reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not imbed the cost or timing of future production of new reserves, it cannot be used as a measure of value creation.

Royalty Interest. An interest in a natural gas and oil property entitling the owner to a share of oil or natural gas production free of costs of production.

Seismic. An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape and depth of subsurface rock formation (3-D seismic provides three-dimensional pictures).

Shale. Fine-grained sedimentary rock composed mostly of consolidated clay or mud. Shale is the most frequently occurring sedimentary rock.

Standardized Measure of Discounted Future Net Cash Flows. The discounted future net cash flows relating to proved reserves based on the prices used in estimating the proved reserves, year-end costs and statutory tax rates (adjusted for permanent differences) and a 10-percent annual discount rate.

Tcf. One trillion cubic feet.

Tcfe. One trillion cubic feet of natural gas equivalent.

Unconventional Reserves. Natural gas and oil occurring in regionally pervasive accumulations with low matrix permeability and close association with source rocks.

Undeveloped Acreage. Acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

Unproved Properties. Properties with no proved reserves.

VPP. As we use the term, a volumetric production payment represents a limited-term overriding royalty interest in natural gas and oil reserves that (i) entitles the purchaser to receive scheduled production volumes over a period of time from specific lease interests; (ii) is free and clear of all associated future production costs and capital expenditures; (iii) is nonrecourse to the seller (i.e., the purchaser's only recourse is to the reserves acquired); (iv) transfers title of the reserves to the purchaser; and (v) allows the seller to retain the remaining reserves, if any, after the scheduled production volumes have been delivered.

Working Interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

ITEM 1A. *Risk Factors*

Natural gas and oil prices fluctuate widely, and lower prices for an extended period of time are likely to have a material adverse effect on our business.

Our revenues, operating results, profitability and ability to grow depend primarily upon the prices we receive for the natural gas and oil we sell. We require substantial expenditures to replace reserves, sustain production and fund our business plans. Lower natural gas or oil prices can negatively affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. In addition, lower prices may result in ceiling test write-downs of our natural gas and oil properties. We urge you to read the risk factors below for a more detailed description of each of these risks.

Historically, the markets for natural gas and oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas and oil prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control, including:

- domestic and worldwide supplies of natural gas, oil and natural gas liquids, including U.S. inventories of natural gas and oil reserves;
- weather conditions;
- changes in the level of consumer demand;
- the price and availability of alternative fuels;
- the availability, proximity and capacity of pipelines, other transportation facilities and processing facilities;
- the level and effect of trading in commodity futures markets, including by commodity price speculators and others;
- the price and level of foreign imports;
- the nature and extent of domestic and foreign governmental regulations and taxes;
- the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
- political instability or armed conflict in oil and natural gas producing regions; and
- overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas and oil price movements with any certainty. Further, the prices of natural gas and oil do not necessarily move in tandem. Because approximately 90% of our reserves at December 31, 2010 were natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness may limit our financial flexibility.

As of December 31, 2010, we had long-term indebtedness of approximately $12.6 billion, and our net indebtedness represented 45% of our total book capitalization, which we define as the sum of total Chesapeake stockholders' equity and total current and long-term debt less cash. We had $3.706 billion of outstanding borrowings drawn under our revolving bank credit facilities at December 31, 2010.

Our level of indebtedness affects our operations in several ways, including the following:

- a portion of our cash flows from operating activities must be used to service our indebtedness and is not available for other purposes;
- we may be at a competitive disadvantage as compared to similar companies that have less debt;
- the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

- the midstream revolving bank credit facility restricts the payment of dividends or distributions to Chesapeake;
- additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants; and
- a lowering in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate we pay on our corporate revolving bank credit facility.

The borrowing base of our corporate revolving bank credit facility is subject to periodic redetermination and is based in part on natural gas and oil prices. A lowering of our borrowing base because of lower natural gas and oil prices or for other reasons could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral. We may incur additional debt, including secured indebtedness, in order to develop our properties and make future acquisitions. A higher level of indebtedness increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital. In addition, our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under that indebtedness, which could adversely affect our business, financial condition and results of operations.

Declines in the prices of natural gas and oil could result in a write-down of our asset carrying values.

We utilize the full-cost method of accounting for costs related to our natural gas and oil properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved natural gas and oil reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full-cost ceiling is evaluated at the end of each quarter using the unweighted arithmetic average of the prices on the first day of each month within the 12-month period ending in the quarter, adjusted for the impact of derivatives accounted for as cash flow hedges. We are required to write down the carrying value of our natural gas and oil assets if capitalized costs exceed the ceiling limit, and such write-downs can be material. For example, our financial statements for the year ended December 31, 2009 reflect an impairment of approximately $6.9 billion, net of income tax, of our natural gas and oil properties. The risk that we will be required to write down the carrying value of our natural gas and oil properties increases when natural gas and oil prices are low or volatile. We may experience ceiling test write-downs or other impairments in the future.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our corporate revolving bank credit facility, debt and equity issuances and asset monetizations. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of natural gas and oil, our success in developing and producing new reserves, the orderly functioning of credit and capital markets and our ability to complete additional planned asset monetization transactions. If revenues were to decrease as a result of lower natural gas and oil prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional natural gas and oil reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 47% of our total estimated proved reserves (by volume) at December 31, 2010 were undeveloped. By their nature, estimates of proved undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates at December 31, 2010 reflected a decline in the production rate on producing properties of approximately 30% in 2011 and 19% in 2012. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This report contains estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2010, approximately 47% of our estimated proved reserves (by volume) were undeveloped. These reserve estimates reflect our plans to make significant capital expenditures to convert our proved undeveloped reserves into proved developed reserves, including approximately $10.6 billion during the five years ending in 2015. You should be aware that the estimated development costs may not be accurate, development may not occur as scheduled and results may not be as estimated. If we choose not to develop PUDs, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, under the SEC's reserve reporting rules, because PUDs generally may be booked only if they relate to wells scheduled to be drilled within five years of the date of booking, we may be required to write off any PUDs that are not developed within this five-year time frame.

You should not assume that the present values included in this report represent the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The price on the date of estimate is calculated as the average natural gas and oil price during the 12 months ending in the current reporting period, determined as the unweighted arithmetic average of prices on the first day of each month within the 12-month period. The December 31, 2010 present value is based on $4.38 per mcf of natural gas and $79.42 per barrel of oil before price differential adjustments. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect the actual future net cash flows from our production.

The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the natural gas and oil industry in general will affect the accuracy of the 10% discount factor.

Our development and exploratory drilling efforts and our well operations may not be profitable or achieve our targeted returns.

We acquire significant amounts of unproved property in order to further our development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We acquire unproved properties and lease undeveloped acreage that we believe will enhance our growth potential and increase our earnings over time.

However, we cannot assure you that all prospects will be economically viable or that we will not abandon our initial investments. Additionally, there can be no assurance that unproved property acquired by us or undeveloped acreage leased by us will be profitably developed, that new wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such unproved property or wells.

Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient commercial quantities to cover the drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and many factors can adversely affect the economics of a well or property. Drilling operations may be curtailed, delayed or canceled as a result of unexpected drilling conditions, equipment failures or accidents, shortages of equipment or personnel, environmental issues and for other reasons. In addition, wells that are profitable may not meet our internal return targets, which are dependent upon the current and future market prices for natural gas and crude oil, costs associated with producing natural gas and oil and our ability to add reserves at an acceptable cost. We rely to a significant extent on seismic data and other advanced technologies in identifying unproved property prospects and in conducting our exploration activities. The seismic data and other technologies we use do not allow us to know conclusively, prior to acquisition of unproved property or drilling a well, whether natural gas or oil is present or may be produced economically. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. Drilling results in our newer natural gas and liquids-rich unconventional plays may be more uncertain than in unconventional plays that are more developed and have longer established production histories, and we can provide no assurance that drilling and completion techniques that have proven to be successful in other unconventional formations to maximize recoveries will be ultimately successful when used in new unconventional formations.

Certain of our undeveloped leasehold assets are subject to leases that will expire over the next several years unless production is established on units containing the acreage.

Leases on natural gas and oil properties typically have a term of three to five years after which they expire unless, prior to expiration, a well is drilled and production of hydrocarbons in paying quantities is established. If our leases expire and we are unable to renew the leases, we will lose our right to develop the related properties. While we seek to actively manage our leasehold inventory using our drilling rig fleet and service operations to drill sufficient wells to hold the leasehold that we believe is material to our operations, our drilling plans for these areas are subject to change based upon various factors, including drilling results, natural gas and oil prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints and regulatory approvals.

Our hedging activities may reduce the realized prices we receive for our natural gas and oil sales, require us to provide collateral for hedging liabilities and involve risk that our counterparties may be unable to satisfy their obligations to us.

In order to manage our exposure to price volatility in marketing our natural gas and oil, we enter into natural gas and oil price risk management arrangements for a portion of our expected production. Commodity price derivatives may limit the prices we actually realize and therefore reduce natural gas and oil revenues in the future. Our commodity hedging activities will impact our earnings in various ways, including recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of our natural gas and oil derivative instruments can fluctuate significantly between periods. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than expected.

Derivative transactions involve the risk that counterparties, which are generally financial institutions, may be unable to satisfy their obligations to us. Although the counterparties to our multi-counterparty secured hedge facility are required to secure their hedging obligations to us under certain scenarios, if any of our counterparties were to default on its obligations to us under the hedging contracts or seek bankruptcy protection, it could have an adverse effect on our ability to fund our planned activities and could result in a larger percentage of our future production being subject to commodity price changes. The risk of counterparty default is heightened in a poor economic environment.

A substantial portion of our natural gas and oil derivative contracts are with the 12 counterparties in our multi-counterparty hedging facility. Our obligations under the facility are secured by natural gas and oil proved reserves, the value of which must cover the fair value of the transactions outstanding under the facility by at least 1.65 times. Under certain circumstances, such as a spike in volatility measures without a corresponding change in commodity prices, the collateral value could fall below the coverage designated, and we would be required to post additional reserve collateral to our hedge facility. If we did not have sufficient unencumbered natural gas and oil properties available to cover the shortfall, we would be required to post cash or letters of credit with the counterparties. Future collateral requirements are dependent to a great extent on natural gas and oil prices.

Natural gas and oil drilling and producing operations can be hazardous and may expose us to liabilities, including environmental liabilities.

Natural gas and oil operations are subject to many risks, including well blowouts, cratering and explosions, pipe failures, fires, formations with abnormal pressures, uncontrollable flows of natural gas, oil, brine or well fluids and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. Some of these risks or hazards could materially and adversely affect our revenues and expenses by reducing or shutting in production from wells or otherwise negatively impacting the projected economic performance of our prospects. If any of these risks occurs, we could sustain substantial losses as a result of:

- injury or loss of life;
- severe damage to or destruction of property, natural resources or equipment;
- pollution or other environmental damage;
- clean-up responsibilities;
- regulatory investigations and administrative, civil and criminal penalties; and
- injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our operations due to our generation, handling and disposal of materials, including wastes and petroleum hydrocarbons. We may incur joint and several, strict liability under applicable U.S. federal and state environmental laws in connection with releases of petroleum hydrocarbons and other hazardous substances at, on, under or from our leased or owned properties, some of which have been used for natural gas and oil exploration and production activities for a number of years, often by third parties not under our control. For our non-operated properties, we are dependent on the operator for operational and regulatory compliance. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities, and our insurance does not cover penalties or fines that may be assessed by a governmental authority. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Potential legislative and regulatory actions could increase our costs, reduce our revenue and cash flow from natural gas and oil sales, reduce our liquidity or otherwise alter the way we conduct our business.

The activities of exploration and production companies operating in the United States are subject to extensive regulation at the federal, state and local levels. Changes to existing laws and regulations or new laws and regulations such as those described below could, if adopted, have an adverse effect on our business.

Federal Taxation of Producers of Natural Gas and Oil

Federal budget proposals would potentially increase and accelerate the payment of federal income taxes of producers of natural gas and oil. Proposals that would significantly affect us would repeal the expensing of intangible drilling costs, the percentage depletion allowance and lengthen the amortization period of geological and geophysical expenses. These changes, if enacted, will make it more costly for us to explore for and develop our natural gas and oil resources.

OTC Derivatives Regulation

In July 2010, the U.S. Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), which contains measures aimed at increasing the transparency and stability of the over-the-counter (OTC) derivative markets and preventing excessive speculation. We maintain an active price and basis protection hedging program related to the natural gas and oil we produce to manage the risk of low commodity prices and to predict with greater certainty the cash flow from our hedged production. We have used the OTC market exclusively for our natural gas and oil derivative contracts. The Dodd-Frank Act and the rules and regulations promulgated thereunder could reduce trading positions in the energy futures markets. Such changes could materially reduce our hedging opportunities and negatively affect our revenues and cash flow during periods of low commodity prices.

Hydraulic Fracturing

Hydraulic fracturing is used in completing greater than 90% of all natural gas and oil wells drilled today in the United States. Certain environmental and other groups have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process. We cannot predict whether any such federal, state or local laws or regulations will be enacted and, if so, what actions any such laws or regulations would require or prohibit. If additional levels of regulation or permitting requirements were imposed through the adoption of new laws and regulations, our business and operations could be subject to delays, increased operating and compliance costs and process prohibitions.

Climate Change

Various state governments and regional organizations comprising state governments are considering enacting new legislation and promulgating new regulations governing or restricting the emission of greenhouse gases from stationary sources such as our equipment and operations. At the federal level, the EPA has already made findings and issued regulations that require us to establish and report an inventory of greenhouse gas emissions and that could lead to the imposition of restrictions on greenhouse gas emissions from stationary sources such as ours. Legislative and regulatory proposals for restricting greenhouse gas emissions or otherwise addressing climate change could require us to incur additional operating costs and could adversely affect demand for the natural gas and oil that we sell. The potential increase in our operating costs could include new or increased costs to obtain permits, operate and maintain our equipment and facilities, install new emission controls on our equipment and facilities, acquire allowances to authorize our greenhouse gas emissions, pay taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for natural gas and oil.

The decline in general economic, business and industry conditions since 2008 and the current economic uncertainty may have a material adverse effect on our results of operations, liquidity and financial condition.

Since 2008, concerns over sovereign debt levels, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the United States have contributed to increased economic uncertainty and diminished expectations for the global economy.

These factors, combined with volatile natural gas and oil prices, the decline in business and consumer confidence and high unemployment, precipitated an economic slowdown and a recession. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates further, demand for petroleum products could continue to diminish and prices for natural gas and oil could decrease, which could adversely impact our results of operations, liquidity and financial condition.

Our cash flow from operations, our revolving bank credit facilities and cash on hand historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and asset monetization transactions to provide us with additional capital. Poor economic conditions may negatively affect:

- our ability to access the capital markets at a time when we would like, or need, to raise capital;
- the number of participants in our proposed asset monetization transactions or the values we are able to realize in those transactions, making them uneconomic or harder or impossible to consummate;
- the collectability of our trade receivables and could cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection; or
- the ability of our industry participation partners to meet their obligations to fund a portion of our drilling costs under our industry participation agreements.

Our operations may be adversely affected by oilfield services shortages, pipeline and gathering system capacity constraints and various transportation interruptions.

From time to time, we experience delays in drilling and completing our natural gas and oil wells. Because of the large scale of our operations, there may not be available drilling rigs of the type we require in certain areas of our operations. Additionally, there is currently a shortage of hydraulic fracturing capacity, especially in the unconventional U.S. natural gas and oil plays where hydraulic fracturing is necessary for the successful development of wells. In developing plays, the demand for equipment such as pipe and compressors can exceed the supply, and it is challenging to attract and retain qualified oilfield workers. Delays in developing our natural gas and oil assets for these and other reasons could negatively affect our revenues and cash flow.

In certain natural gas shale plays, the capacity of gathering systems and transportation pipelines is insufficient to accommodate potential production from existing and new wells. Capital constraints could limit the construction of new pipelines and gathering systems by third parties, and we may experience delays in building intrastate gathering systems necessary to transport our natural gas to interstate pipelines. Until this new capacity is available, we may experience delays in producing and selling our natural gas. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than those quoted on NYMEX or than we currently project, which would adversely affect our results of operations.

A portion of our natural gas and oil production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Information regarding our properties is included in Item 1 and in Note 10 of the notes to our consolidated financial statements included in Item 8 of this report.

ITEM 3. *Legal Proceedings*

Litigation

On February 25, 2009, a putative class action was filed in the U.S. District Court for the Southern District of New York against the company and certain of its officers and directors along with certain underwriters of the company's July 2008 common stock offering. Following the appointment of a lead plaintiff and counsel, the plaintiff filed an amended complaint on September 11, 2009 alleging that the registration statement for the offering contained material misstatements and omissions and seeking damages under Sections 11, 12 and 15 of the Securities Act of 1933 of an unspecified amount and rescission. The action was transferred to the U.S. District Court for the Western District of Oklahoma on October 13, 2009. The defendants' motion to dismiss was denied on September 2, 2010. A derivative action was also filed in the District Court of Oklahoma County, Oklahoma on March 10, 2009 against the company's directors and certain of its officers alleging breaches of fiduciary duties relating to the disclosure matters alleged in the securities case. The derivative action is stayed pursuant to stipulation.

On March 26, 2009, a shareholder filed a petition in the District Court of Oklahoma County, Oklahoma seeking to compel inspection of company books and records relating to compensation of the company's CEO. On August 20, 2009, the court denied the inspection demand, dismissed the petition and entered judgment in favor of Chesapeake. The shareholder is appealing the court's ruling in the Oklahoma Court of Civil Appeals.

Three derivative actions were filed in the District Court of Oklahoma County, Oklahoma on April 28, May 7, and May 20, 2009 against the company's directors alleging breaches of fiduciary duties relating to compensation of the company's CEO and alleged insider trading, among other things, and seeking unspecified damages, equitable relief and disgorgement. These three derivative actions were consolidated and a

Consolidated Derivative Shareholder Petition was filed on June 23, 2009. Chesapeake is named as a nominal defendant. Chesapeake's motion to dismiss was granted on February 28, 2010, and plaintiffs were given leave to amend. Plaintiffs chose not to amend and on April 9, 2010, at plaintiffs' request, the court entered an order certifying that the February 28, 2010 dismissal was a final, appealable order. Plaintiffs are appealing the dismissal in the Oklahoma Court of Civil Appeals.

We are currently unable to assess the probability of loss or estimate a range of potential loss associated with the foregoing cases. It is inherently difficult to predict the outcome of any litigation, and these proceedings are at an early stage.

Chesapeake is also involved in various other lawsuits and disputes incidental to its business operations, including commercial disputes, personal injury claims, claims for underpayment of royalties, property damage claims and contract actions. With regard to the latter, several mineral or leasehold owners have filed lawsuits against us seeking specific performance to require us to acquire their oil and natural gas interests and pay acreage bonus payments, damages based on breach of contract and/or, in certain cases, punitive damages based on alleged fraud. The company believes that it has substantial defenses to the claims made in these purchase and sale cases. The company records an associated liability when a loss is probable and the amount is reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management is of the opinion that no pending or threatened lawsuit or dispute incidental to its business operations is likely to have a material adverse effect on the company's consolidated financial position, results of operations or cash flows. The final resolution of such matters could exceed amounts accrued, however, and actual results could differ materially from management's estimates.

There are pending against us enforcement actions initiated in the 2010 fourth quarter and 2011 first quarter by the Pennsylvania Department of Environmental Protection related to alleged methane migration into the groundwater and residential water wells and by the U.S. Environmental Protection Agency related to our compliance with Clean Water Act permitting requirements in West Virginia. We have responded to all pending orders and are actively cooperating with the relevant agencies. While we cannot predict with certainty whether these actions will result in fines or penalties, if fines or penalties are imposed, we reasonably believe that each of these actions would result in monetary sanctions exceeding $100,000.

ITEM 4. ***Reserved***

Part II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Price Range of Common Stock and Dividends

Our common stock trades on the New York Stock Exchange under the symbol "CHK". The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the New York Stock Exchange and the amount of cash dividends declared per share:

	Common Stock		Dividend
	High	Low	Declared
Year ended December 31, 2010:			
Fourth Quarter	$ 26.15	$ 21.12	$ 0.075
Third Quarter	$ 22.65	$ 20.04	$ 0.075
Second Quarter	$ 25.36	$ 20.75	$ 0.075
First Quarter	$ 28.97	$ 22.37	$ 0.075
Year ended December 31, 2009:			
Fourth Quarter	$ 30.00	$ 22.06	$ 0.075
Third Quarter	$ 29.49	$ 16.92	$ 0.075
Second Quarter	$ 24.66	$ 16.43	$ 0.075
First Quarter	$ 20.13	$ 13.27	$ 0.075

At February 24, 2011, there were approximately 2,050 holders of record of our common stock and approximately 398,250 beneficial owners.

While we expect to continue to pay dividends on our common stock, the payment of future cash dividends is subject to the discretion of our Board of Directors and will depend upon, among other things, our financial condition, our funds from operations, the level of our capital and development expenditures, our future business prospects, contractual restrictions and other factors considered relevant by the Board of Directors.

In addition, our corporate revolving bank credit facility contains a restriction on our ability to declare and pay cash dividends on our common or preferred stock if an event of default has occurred. The certificates of designation for our preferred stock prohibit payment of cash dividends on our common stock unless we have declared and paid (or set apart for payment) full accumulated dividends on the preferred stock.

Purchases of Common Stock

The following table presents information about repurchases of our common stock during the three months ended December 31, 2010:

Period	Total Number of Shares Purchased[a]	Average Price Paid Per Share[a]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs[b]
October 1, 2010 through October 31, 2010	206,562	$ 21.90	—	—
November 1, 2010 through November 30, 2010	8,331	$ 21.37	—	—
December 1, 2010 through December 31, 2010	12,909	$ 25.92	—	—
Total	227,802	$ 23.06	—	—

(a) Represents the deemed surrender to the company of 4,389 shares of common stock to pay the exercise price and withholding taxes in connection with the exercise of employee stock options and the surrender to the company of 223,413 shares of common stock to pay withholding taxes in connection with the vesting of employee restricted stock.

(b) We make matching contributions to our 401(k) plan and deferred compensation plan using Chesapeake common stock which is held in treasury or is purchased by the respective plan trustees in the open market. The plans contain no limitation on the number of shares that may be purchased for the purposes of the company contributions. There are no other repurchase plans or programs currently authorized by the Board of Directors.

ITEM 6. *Selected Financial Data*

The following table sets forth selected consolidated financial data of Chesapeake for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. The data are derived from our audited consolidated financial statements revised to reflect the reclassification of certain items. The table should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and our consolidated financial statements, including the notes, appearing in Items 7 and 8 of this report.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
STATEMENT OF OPERATIONS DATA:	($ in millions, except per share data)				
REVENUES:					
Natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858	$ 5,624	$ 5,619
Marketing, gathering and compression sales	3,479	2,463	3,598	2,040	1,577
Service operations revenue	240	190	173	136	130
Total revenues	9,366	7,702	11,629	7,800	7,326
OPERATING COSTS:					
Production expenses	893	876	889	640	490
Production taxes	157	107	284	216	176
General and administrative expenses	453	349	377	243	139
Marketing, gathering and compression expenses	3,352	2,316	3,505	1,969	1,522
Service operations expense	208	182	143	94	68
Natural gas and oil depreciation, depletion and amortization	1,394	1,371	1,970	1,835	1,359
Depreciation and amortization of other assets	220	244	174	153	103
Impairment of natural gas and oil properties	—	11,000	2,800	—	—
(Gains) losses on sales of other property and equipment	(137)	38	—	—	—
Other impairments	21	130	30	—	—
Restructuring costs	—	34	—	—	—
Employee retirement expense	—	—	—	—	55
Total Operating Costs	6,561	16,647	10,172	5,150	3,912
INCOME (LOSS) FROM OPERATIONS	2,805	(8,945)	1,457	2,650	3,414
OTHER INCOME (EXPENSE):					
Interest expense	(19)	(113)	(271)	(401)	(316)
Earnings (losses) from equity investees	227	(39)	(38)	—	10
Losses on redemptions or exchanges of debt	(129)	(40)	(4)	—	—
Impairment of investments	(16)	(162)	(180)	—	—
Gain on sale of investments	—	—	—	83	117
Other income	16	11	27	15	16
Total Other Income (Expense)	79	(343)	(466)	(303)	(173)
INCOME (LOSS) BEFORE INCOME TAXES	2,884	(9,288)	991	2,347	3,241
INCOME TAX EXPENSE (BENEFIT):					
Current income taxes	—	4	423	29	5
Deferred income taxes	1,110	(3,487)	(36)	863	1,242
Total Income Tax Expense (Benefit)	1,110	(3,483)	387	892	1,247

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	($ in millions, except per share data)				
STATEMENT OF OPERATIONS DATA – (continued):					
NET INCOME (LOSS)	1,774	(5,805)	604	1,455	1,994
Net (income) loss attributable to noncontrolling interest	—	(25)	—	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO CHESAPEAKE	1,774	(5,830)	604	1,455	1,994
Preferred stock dividends	(111)	(23)	(33)	(94)	(89)
Loss on conversion/exchange of preferred stock	—	—	(67)	(128)	(10)
NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$ 1,663	$ (5,853)	$ 504	$ 1,233	$ 1,895
EARNINGS (LOSS) PER COMMON SHARE:					
Basic	$ 2.63	$ (9.57)	$ 0.94	$ 2.70	$ 4.76
Assuming dilution	$ 2.51	$ (9.57)	$ 0.93	$ 2.63	$ 4.33
CASH DIVIDENDS DECLARED PER COMMON SHARE	$ 0.30	$ 0.30	$ 0.2925	$ 0.2625	$ 0.23
CASH FLOW DATA:					
Cash provided by operating activities	$ 5,117	$ 4,356	$ 5,357	$ 4,974	$ 4,843
Cash used in investing activities	$ 8,503	$ 5,462	$ 9,965	$ 7,964	$ 8,942
Cash provided by (used in) financing activities	$ 3,181	$ (336)	$ 6,356	$ 2,988	$ 4,042
BALANCE SHEET DATA (AT END OF PERIOD):					
Total assets	$ 37,179	$ 29,914	$ 38,593	$ 30,764	$ 24,413
Long-term debt, net of current maturities	$ 12,640	$ 12,295	$ 13,175	$ 10,178	$ 7,187
Total equity	$ 15,264	$ 12,341	$ 17,017	$ 12,624	$ 11,366

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Financial Data

The following table sets forth certain information regarding the production volumes, natural gas and oil sales, average sales prices received, other operating income and expenses for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Net Production:			
Natural gas (bcf)	924.9	834.8	775.4
Oil (mmbbl)[(a)]	18.4	11.8	11.2
Natural gas equivalent (bcfe)	1,035.2	905.5	842.7
Natural Gas and Oil Sales ($ in millions):			
Natural gas sales	$ 3,169	$ 2,635	$ 6,003
Natural gas derivatives – realized gains (losses)	1,982	2,313	267
Natural gas derivatives – unrealized gains (losses)	425	(492)	521
Total natural gas sales	5,576	4,456	6,791
Oil sales[(a)]	1,079	656	1,066
Oil derivatives – realized gains (losses)	74	33	(275)
Oil derivatives – unrealized gains (losses)	(1,082)	(96)	276
Total oil sales	71	593	1,067
Total natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858
Average Sales Price (excluding gains (losses) on derivatives):			
Natural gas ($ per mcf)	$ 3.43	$ 3.16	$ 7.74
Oil ($ per bbl)	$ 58.67	$ 55.60	$ 95.04
Natural gas equivalent ($ per mcfe)	$ 4.10	$ 3.63	$ 8.39
Average Sales Price (excluding unrealized gains (losses) on derivatives):			
Natural gas ($ per mcf)	$ 5.57	$ 5.93	$ 8.09
Oil ($ per bbl)	$ 62.71	$ 58.38	$ 70.48
Natural gas equivalent ($ per mcfe)	$ 6.09	$ 6.22	$ 8.38
Other Operating Income[(b)] ($ in millions):			
Marketing, gathering and compression net margin	$ 127	$ 147	$ 93
Service operations net margin	$ 32	$ 8	$ 30
Other Operating Income[(b)] ($ per mcfe):			
Marketing, gathering and compression net margin	$ 0.12	$ 0.16	$ 0.11
Service operations net margin	$ 0.03	$ 0.01	$ 0.04
Expenses ($ per mcfe):			
Production expenses	$ 0.86	$ 0.97	$ 1.05
Production taxes	$ 0.15	$ 0.12	$ 0.34
General and administrative expenses	$ 0.44	$ 0.38	$ 0.45
Natural gas and oil depreciation, depletion and amortization	$ 1.35	$ 1.51	$ 2.34
Depreciation and amortization of other assets	$ 0.21	$ 0.27	$ 0.21
Interest expense[(c)]	$ 0.08	$ 0.22	$ 0.22
Interest Expense ($ in millions):			
Interest expense[(c)]	$ 99	$ 227	$ 192
Interest rate derivatives – realized (gains) losses	(14)	(23)	(6)
Interest rate derivatives – unrealized (gains) losses	(66)	(91)	85
Total interest expense	$ 19	$ 113	$ 271
Net Wells Drilled	1,149	1,003	1,733
Net Producing Wells as of the End of Period	22,617	22,919	22,813

(a) Includes NGLs.

(b) Includes revenue and operating costs and excludes depreciation and amortization of other assets.

(c) Includes the effects of realized (gains) losses from interest rate derivatives, but excludes the effects of unrealized (gains) losses and is net of amounts capitalized.

We manage our business as three separate operational segments: exploration and production; marketing, gathering and compression; and service operations, which is comprised of our wholly owned drilling and trucking operations. We refer you to Note 16 of the notes to our consolidated financial statements appearing in Item 8 of this report, which summarizes by segment our net income and capital expenditures for 2010, 2009 and 2008 and our assets as of December 31, 2010, 2009 and 2008.

Executive Summary

We are the second-largest producer of natural gas and a top 20 producer of oil and natural gas liquids in the U.S. We own interests in approximately 46,000 producing natural gas and oil wells that are currently producing approximately 3.0 bcfe per day, 87% of which is natural gas. Our strategy is focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S., primarily in the Barnett Shale in the Fort Worth Basin of north-central Texas, the Haynesville and Bossier Shales in northwestern Louisiana and East Texas, the Fayetteville Shale in the Arkoma Basin of central Arkansas, and the Marcellus Shale in the northern Appalachian Basin of West Virginia and Pennsylvania. We also have substantial operations in the liquids-rich plays of the Eagle Ford Shale in South Texas, the Granite Wash, Cleveland, Tonkawa and Mississippian plays in the Anadarko Basin in western Oklahoma and the Texas Panhandle, the Niobrara Shale, Frontier and Codell plays in the Powder River and DJ Basins of Wyoming and Colorado and the Avalon, Bone Spring, Wolfcamp and Wolfberry plays in the Permian and Delaware Basins of West Texas and southern New Mexico, as well as various other plays, both conventional and unconventional, in the Mid-Continent, Williston Basin, Appalachian Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the U.S. We have also vertically integrated our operations and own substantial midstream, compression, drilling and oilfield service assets. As described below, we have agreed to sell our Fayetteville Shale assets in a transaction expected to close in the first half of 2011.

Chesapeake began 2010 with estimated proved reserves of 14.254 tcfe and ended the year with 17.096 tcfe, an increase of 2.842 tcfe, or 20%. During 2010, we replaced 1.035 tcfe of production with an estimated 3.877 tcfe of new proved reserves, for a reserve replacement rate of 375%. The 2010 proved reserve movement included 5.098 tcfe of extensions, 0.006 tcfe of downward performance revisions and 0.189 tcfe of positive revisions resulting from an increase in the twelve-month trailing average natural gas and oil prices between December 31, 2009 and December 31, 2010. During 2010, we acquired 0.089 tcfe of estimated proved reserves and divested 1.493 tcfe of estimated proved reserves.

Chesapeake continued the industry's most active drilling program in 2010 and drilled 1,445 gross (938 net) operated wells and participated in another 1,586 gross (211 net) wells operated by other companies. The company's drilling success rate was 98% for both company-operated and non-operated wells. Also during 2010, we invested $4.6 billion in operated wells (using an average of 131 operated rigs) and $815 million in non-operated wells (using an average of 123 non-operated rigs) for total drilling and completion costs of $5.4 billion, net of drilling and completion cost carries of $1.2 billion.

Our average daily production for 2010 of 2.836 bcfe consisted of 2.534 bcf (89% on a natural gas equivalent basis) and 50,397 bbls (11% on a natural gas equivalent basis) and was an increase of 355 mmcfe, or 14%, over the 2.481 bcfe of daily production for 2009. Total production for 2010 was 1,035 tcfe, an increase of 129.7 bcfe, or 14%, over 2009 total production of 905.5 bcfe. This was our 21st consecutive year of sequential production growth.

Since 2000, Chesapeake has built the largest combined inventories of onshore leasehold (13.3 million net acres) and 3-D seismic (27.9 million acres) in the U.S. This position includes the largest inventory of U.S. natural gas shale play leasehold (2.5 million net acres) as well as the largest combined leasehold position in two of the three largest new unconventional liquids-rich plays in the U.S. – the Eagle Ford Shale and the Niobrara Shale. We are currently using 157 operated rigs to further develop our inventory of approximately 37,800 net drillsites.

Implementing Our Strategy

In recognition of the value gap between oil and natural gas prices, during the past two years Chesapeake has directed a significant portion of its technological, geo-scientific, leasehold acquisition and drilling expertise to identifying, securing and commercializing new unconventional liquids-rich plays. This planned transition will result in a more balanced portfolio between natural gas and liquids. To date, we have built leasehold positions and established production in multiple unconventional liquids-rich plays on approximately 4.1 million net leasehold acres. In 2010, we invested approximately $4.7 billion, net of divestitures, primarily in liquids-rich acreage, and we allocated approximately 30% of our $5.4 billion drilling and completion capital expenditures to these plays, compared to 10% in 2009. Our production of oil and natural gas liquids was 50,397 bbls per day during 2010, a 56% increase over the average for 2009 as a result of the increased development of our unconventional liquids-rich plays. We are projecting that the portion of drilling and completion capital expenditures allocated to liquids development will reach 50% in 2011 and 75% in 2012, and we expect to increase our oil and natural gas liquids production through our drilling activities to more than 150,000 bbls per day, or 20%-25% of total production, by year-end 2012.

This shift to a greater emphasis on liquids production is a continuation of our general business strategy outlined in Item 1. *Business*. Our goal is to create value for investors by focusing on developing unconventional resource plays onshore in the U.S. We do so by:

- Growing through the drillbit – We are the most active driller in the U.S., have our own fleet of 105 drilling rigs and are currently using 157 operated rigs. Our integrated marketing, gathering, compression and trucking services operations support our drilling activities so that we are able to manage the development of our leasehold efficiently and strategically.
- Controlling substantial land and drilling location inventories and building regional scale – We have been first movers in capturing both natural gas and liquids-rich unconventional leasehold and resources. During 2010, we invested heavily in a large number of highly competitive liquids-rich unconventional plays in order to accelerate our transition to increased liquids production. We now have achieved many of our leasehold acquisition goals and are becoming a significant seller of leasehold through new industry participation agreements and the pending sale of our Fayetteville Shale assets.
- Developing proprietary technological advantages – We support the scale of our operations with what we believe is the nation's largest inventory of 3-D seismic information and our state-of-the-art Reservoir Technology Center, or RTC. The RTC provides us a substantial competitive advantage, enabling us among other things to more quickly, accurately and confidentially analyze core data from wells drilled through unconventional formations on a proprietary basis and then identify new plays and leasing opportunities ahead of our competition and reduce the likelihood of investing in plays that ultimately are not commercial. Our 3-D seismic data permits us to image reservoirs of natural gas and oil that might otherwise remain undiscovered and to drill our horizontal wells more accurately inside the targeted formation.
- Focusing on low costs – We minimize lease operating costs and general and administrative expenses through focused activities, vertical integration and increasing scale. As of December 31, 2010, our operated wells accounted for approximately 80% of our daily production volume, providing us with a high degree of operational flexibility and cost control.
- Mitigating natural gas and oil price risk – We actively seek to manage our exposure to adverse market prices for natural gas and oil through our hedging program. Hedging allows us to predict with greater certainty the effective prices we will receive for our hedged natural gas and oil production. Our realized cash hedging gains for 2010 were $2.056 billion and since January 1, 2001 have been $6.478 billion.
- Using industry participation agreements – Through industry participation property sales, we have recouped substantially all of our lease acquisition costs in six of our significant unconventional operating areas, and we hold leasehold in new plays which we believe will be best developed through future industry participation agreements. In addition, drilling cost carries allow us to accelerate the development of new plays at a reduced cost to us. We pioneered the industry participation model of unconventional natural gas and oil development, and many other E&P companies have followed with their own industry participation agreements in the past two years.

Our strategic and financial plan for 2011-2012, announced on January 6, 2011 as our "25/25 Plan", calls for a 25% reduction in our outstanding long-term debt while growing net natural gas and oil production by 25% by the end of 2012. We expect to achieve the reduction in debt through asset monetizations. Among the several benefits of lower debt are lower borrowing costs, and we believe improved credit metrics will lead to a more favorable debt rating by the major ratings agencies.

Our goal of a 25% reduction in debt by year-end 2012 is part of our liability management plan begun in 2010. During 2010, we issued in private placements 2.6 million shares of two series of our 5.75% Cumulative Non-Voting Convertible Preferred Stock resulting in net proceeds to us of approximately $2.562 billion. We used the net proceeds of these preferred stock offerings to redeem in whole $1.934 billion in principal amount of four series of our outstanding senior notes. Additionally, through tender offers followed by redemptions, we purchased $1.5 billion aggregate principal amount of three additional series of senior notes. We funded the purchase of the notes tendered and redeemed with proceeds from a $2.0 billion public offering of two series of senior notes. We retired all series of our outstanding senior notes that were issued under our more restrictive indentures. Excess funds from our offerings were used to repay borrowings outstanding under our corporate revolving bank credit facility.

During 2011, we plan to take steps to extend the maturity profile of our outstanding indebtedness at advantageous rates. On February 11, 2011, the company issued $1.0 billion principal amount of 6.125% Senior Notes due 2021 in a registered public offering. We applied the net proceeds of $977 million from the offering to our revolving bank credit facility balance and plan to use proceeds from asset sales to retire at least $2.0 - $3.0 billion of our shorter-dated senior notes and also to reduce borrowings under our revolving bank credit facility.

Asset monetizations were also key elements of our strategic and financial plan in 2010 and early 2011, as described below.

Industry Participation Agreements

In 2010, Chesapeake completed its fourth and fifth significant industry participation agreements in unconventional natural gas and oil plays. In January 2010, Total E&P USA, Inc., a wholly owned subsidiary of Total S.A. (Total), purchased a 25% undivided interest in 270,000 net acres of our Barnett Shale leasehold, along with 840 bcfe of estimated proved reserves, for approximately $800 million in cash (plus $78 million of drilling and completion carries due from the effective date of the transaction to the closing date). Total agreed to fund 60% of our share of future drilling and completion expenditures in the Barnett Shale until it has paid a total of $1.45 billion in drilling and completion carries, which we expect to occur by year-end 2013. In November 2010, a wholly owned subsidiary of CNOOC Limited (CNOOC) purchased a 33.3% undivided interest in 600,000 net acres of our Eagle Ford Shale leasehold, along with 18.2 bcfe of estimated proved reserves, for approximately $1.12 billion in cash. In addition, CNOOC agreed to fund 75% of our share of drilling and completion costs in the Eagle Ford Shale until an additional $1.08 billion has been paid, which we expect to occur by year-end 2012. All proceeds from these transactions are reflected as a reduction of natural gas and oil properties with no gain or loss recognized. Both Total and CNOOC have the right to participate proportionately with us in any additional leasehold we acquire in the Barnett Shale and the Eagle Ford Shale, respectively, at cost plus a fee.

The following table provides information about our remaining industry participation agreement drilling and completion carries as of December 31, 2010:

Shale Play	Industry Participation Agreement Partner	Date	Carries Remaining ($ in millions)
Marcellus	Statoil	November 2008	$ 1,362
Barnett	Total	January 2010	889
Eagle Ford	CNOOC	November 2010	1,030
			$ 3,281

On February 16, 2011, we entered into an industry participation agreement with a wholly owned U.S. subsidiary of CNOOC Limited (CNOOC) to develop our Niobrara Shale play in the DJ and Powder River Basins in northeast Colorado and southeast Wyoming. Under the terms of the industry participation agreement, CNOOC acquired a 33.3% undivided interest in approximately 800,000 net acres of our leasehold. We received $570 million in cash at closing, and CNOOC has agreed to fund 66.7% of our share of drilling and completion costs until an additional $697 million has been paid, which we expect to occur by year-end 2014. In addition, CNOOC has the right to a 33.3% participation in any additional leasehold we acquire in the area at cost plus a fee.

The drilling and completion carries in our industry participation agreements create a significant cost advantage that allows us to continue to lower finding costs. During 2010 and 2009, our drilling and completion costs included the benefit of approximately $1.151 billion and $1.154 billion, respectively, of drilling and completion carries. Our drilling and completion costs for 2011 through 2014 will continue to be partially offset by the use of our remaining drilling and completion carries associated with our industry participation agreements.

Volumetric Production Payments

We completed three volumetric production payments (VPPs) in 2010, bringing the total of such transactions to eight. The company's sixth VPP was completed in February 2010 for proceeds of approximately $180 million, or $3.95 per mcfe. In June 2010, we completed our seventh VPP for proceeds of approximately $335 million, or $8.73 per mcfe. In September 2010, we completed our eighth VPP for proceeds of approximately $1.15 billion, or $2.93 per mcfe. The cash proceeds from these transactions are reflected as a reduction of natural gas and oil properties with no gain or loss recognized.

Other Asset Sales

In 2010, we sold non-core proved and unproved properties for proceeds of approximately $355 million. During 2010, as part of our industry participation agreements with Total, Statoil and PXP, we sold interests in additional leasehold in the Barnett, Marcellus and Haynesville Shale plays for proceeds of approximately $440 million that had an estimated original cost to us of $220 million. The cash proceeds from these transactions are reflected as a reduction of natural gas and oil properties with no gain or loss recognized.

Chesapeake Midstream Partners, L.P. IPO and Asset Sale

On August 3, 2010, Chesapeake Midstream Partners, L.P. (NYSE: CHKM), which we and GIP formed to own, operate, develop and acquire midstream assets, completed an initial public offering of common units representing limited partner interests and received net proceeds of approximately $475 million. In connection with the closing of the offering and pursuant to the terms of our contribution agreement with GIP, CHKM distributed to GIP the approximate $62 million of net proceeds from the exercise of the offering over-allotment option, and Chesapeake and GIP contributed the interests of their midstream joint venture operating subsidiary to CHKM. Chesapeake and GIP hold 42.3% and 40.0%, respectively, of all outstanding limited partner interests, and Chesapeake and GIP each have a 50% interest in the general partner of CHKM. CHKM makes quarterly distributions to its partners, and at the current annual rate of $1.35 per unit, Chesapeake receives quarterly distributions of approximately $20 million in respect of its limited partner and general partner interests. In 2010, we received cash distributions of $88 million from CHKM and its predecessor joint venture.

We account for our investment in CHKM under the equity method. During 2010, we recorded positive equity method adjustments of $89 million for our share of CHKM's income and recorded accretion adjustments of $14 million for our share of equity in excess of cost. As a result of CHKM's initial public offering, we recognized a $90 million gain on our investment, which represented our proportionate share of the excess of offering proceeds over the carrying value of our investment in CHKM and is reported in earnings (losses) from equity investees on our consolidated statements of operations.

On December 21, 2010, we sold our Springridge natural gas gathering system and related facilities in the Haynesville Shale to CHKM for $500 million and entered into ten-year gathering and compression agreements with CHKM. Additional information on the transaction is included in Item 1 under *Marketing, Gathering and Compression - Midstream Gathering Operations.*

Pending and Planned Asset Sales

Fayetteville Shale. On February 21, 2011, we entered into a purchase and sale agreement with a wholly owned subsidiary of BHP Billiton to sell all of our Fayetteville Shale assets, including approximately 487,000 net acres of leasehold and producing natural gas properties and midstream assets with approximately 420 miles of pipeline, for $4.75 billion in cash before certain deductions and standard closing adjustments. In the Fayetteville Shale, our current net production is approximately 415 mmcfe per day. Estimated proved reserves attributable to the Fayetteville Shale as of December 31, 2010 were 2.4 tcfe, or approximately 14% of our total proved reserves. As part of the transaction, we have agreed to provide essential services for up to one year for BHP Billiton's Fayetteville Shale properties for an agreed-upon fee. Closing of the transaction is subject to customary conditions, including filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and with the Committee on Foreign Investment in the United States. Closing is expected to occur in the first half of 2011.

Frac Tech Holdings, LLC and Chaparral Energy, Inc. Asset Sales. We plan to sell our 25.8% equity interest in Frac Tech Holdings, LLC and our 20% equity interest in Chaparral Energy, Inc. Each of the foregoing proposed transactions is subject to changes in market conditions and other factors, and there can be no assurance that we will complete any or all of these transactions on a timely basis or at all.

Other. During 2011, the company expects to enter into additional asset monetizations, including industry participation agreements in liquids-rich plays, new VPPs, certain midstream assets sales and various other smaller planned sales.

Capital Expenditures

Our exploration, development and acquisition activities require us to make substantial capital expenditures. Our current budgeted drilling and completion capital expenditures, net of drilling and completion carries, are $5.0 - $5.4 billion in 2011 and $5.4 - $5.8 billion in 2012. We anticipate funding all or substantially all budgeted drilling and completion capital expenditures using cash flow from operations in 2011 and 2012. We plan to fund our leasehold acquisition capital expenditures, together with other capital expenditure requirements, with a combination of revolving bank credit facility borrowings and proceeds from asset monetizations. As of December 31, 2010, we had made commitments to acquire additional proved and unproved properties in various transactions during the next twelve months for approximately $350 million.

Liquidity and Capital Resources

Sources and Uses of Funds

Cash flow from operations is a significant source of liquidity we use to fund capital expenditures, pay dividends and repay debt. Cash provided by operating activities was $5.117 billion in 2010, compared to $4.356 billion in 2009 and $5.357 billion in 2008. Changes in cash flow from operations are largely due to the same factors that affect our net income, excluding various non-cash items such as impairments of assets, depreciation, depletion and amortization, deferred income taxes and changes in our derivative instruments. See the discussion below under *Results of Operations*.

Changes in market prices for natural gas and oil directly impact the level of our cash flow from operations. To mitigate the risk of declines in natural gas and oil prices and to provide more predictable future cash flow from operations, we have entered into various derivative instruments. Assuming future NYMEX natural gas settlement prices average $4.50 per mcf for 2011 and including the effect of the company's open derivatives as of February 22, 2011, closed contracts and previously collected call premiums, the company estimates its average natural gas price will be $5.98 per mcf for 2011. This estimate does not include the effect of basis differentials and gathering costs. Our natural gas and oil derivatives as of December 31, 2010 are detailed in Item 7A of this report. Depending on changes in natural gas and oil futures markets and management's view of underlying natural gas and oil supply and demand trends, we may increase or decrease our current hedging positions.

Our $4.0 billion corporate revolving bank credit facility, our $300 million midstream revolving bank credit facility and cash and cash equivalents are other sources of liquidity. We use the credit facilities and cash on hand to fund daily operating activities and capital expenditures as needed. We borrowed $15.117 billion and repaid $13.303 billion in 2010, we borrowed $7.761 billion and repaid $9.758 billion in 2009, and we borrowed $13.291 billion and repaid $11.307 billion in 2008 from our revolving bank credit facilities. Our corporate facility is secured by natural gas and oil proved reserves. A significant portion of our natural gas and oil reserves are currently unencumbered and therefore available to be pledged as additional collateral if needed to respond to borrowing base and collateral redeterminations our lenders might make in the future. Accordingly, we believe our borrowing capacity under this facility will not be reduced as a result of any such future redeterminations. Our midstream facility is secured by substantially all of our wholly owned midstream assets and is not subject to periodic borrowing base redeterminations. Our revolving bank credit facilities are described below under *Bank Credit Facilities*.

The following table reflects the proceeds from sales of securities we issued in 2010, 2009 and 2008 ($ in millions):

	2010		2009		2008	
	Total Proceeds	Net Proceeds	Total Proceeds	Net Proceeds	Total Proceeds	Net Proceeds
Convertible preferred stock	$ 2,600	$ 2,562	$ —	$ —	$ —	$ —
Senior notes	2,000	1,967	1,425	1,346	800	787
Contingent convertible senior notes	—	—	—	—	1,380	1,349
Common stock	—	—	—	—	2,698	2,598
Total	$ 4,600	$ 4,529	$ 1,425	$ 1,346	$ 4,878	$ 4,734

The following table reflects proceeds we received from our significant natural gas and oil asset monetizations in 2010, 2009 and 2008 ($ in millions):

	2010	2009	2008
Natural gas and oil property monetizations:			
CNOOC (Eagle Ford) industry participation agreement[(a)]	$ 1,170	$ —	$ —
TOT (Barnett) industry participation agreement[(b)]	1,361	—	—
STO (Marcellus) industry participation agreement[(c)]	601	162	1,250
PXP (Haynesville) industry participation agreement[(d)]	—	1,490	1,722
BP (Fayetteville) industry participation agreement[(e)]	—	601	1,299
BP (Mid-Continent) divestiture	—	—	1,688
Volumetric production payments	1,622	408	1,579
Other divestitures	750	418	403
Total	$ 5,504	$ 3,079	$ 7,941

(a) 2010 included $50 million of drilling carries. As of December 31, 2010, $1.030 billion of drilling carry obligations remained outstanding.

(b) 2010 included $561 million of drilling carries. As of December 31, 2010, $889 million of drilling carry obligations remained outstanding.

(c) 2010 and 2009 proceeds were in the form of drilling carries. As of December 31, 2010, $1.362 billion of drilling carry obligations remained outstanding.

(d) 2009 and 2008 included $390 million and $72 million of drilling carries, respectively. 2009 also included a $1.1 billion acceleration of future drilling carries.

(e) 2009 and 2008 included $601 million and $199 million of drilling carries, respectively.

In December 2010, our wholly owned midstream subsidiary, Chesapeake Midstream Development, L.P., sold its Springridge natural gas gathering system and related facilities in the Haynesville Shale to CHKM for $500 million.

In September 2009, we received $588 million from the sale of a noncontrolling interest in our midstream joint venture agreement with GIP.

In June 2009, we received net proceeds of $54 million from the mortgage financing of our regional Barnett Shale headquarters building in Fort Worth, Texas. The interest-only loan has a five-year term at a floating rate of prime plus 275 basis points. At our option, we may prepay the loan in full without penalty beginning in year four.

In April 2009, we financed 113 real estate surface assets in the Barnett Shale area in and around Fort Worth, Texas for net proceeds of approximately $145 million and entered into a master lease agreement under which we agreed to lease the assets for 40 years for approximately $15 million to $27 million annually. This lease transaction was recorded as a financing lease.

In 2010, 2009 and 2008, we received $621 million and $109 million, and paid $167 million, respectively, for settlements of derivatives which were classified as cash flows from financing activities.

In 2010, we received cash distributions of $88 million from CHKM and its predecessor. In addition, we received cash distributions of $58 million from our equity investee, Frac Tech Holdings, LLC. These cash distributions were accounted for as a return on investment and reflected as cash flows from operating activities.

Our primary use of funds is for capital expenditures related to exploration, development and acquisition of natural gas and oil properties. We refer you to the table under *Investing Activities* below, which sets forth the components of our natural gas and oil investing activities and our other investing activities for 2010, 2009 and 2008. We retain a significant degree of control over the timing of our capital expenditures which permits us to defer or accelerate certain capital expenditures if necessary to address any potential liquidity issues. In addition, changes in drilling and field operating costs, drilling results that alter planned development schedules, acquisitions or other factors could cause us to revise our drilling program, which is largely discretionary.

On June 21, 2010, we redeemed in whole for an aggregate redemption price of approximately $1.366 billion, plus accrued interest, approximately $364 million in principal amount of our outstanding 7.50% Senior Notes due 2013, $300 million in principal amount of our 7.50% Senior Notes due 2014 and approximately $670 million in principal amount of our 6.875% Senior Notes due 2016. Associated with these redemptions, we recognized a loss of $69 million in 2010.

On July 22, 2010, we redeemed in whole for a redemption price of approximately $619 million, plus accrued interest, $600 million in principal amount of our 6.375% Senior Notes due 2015. Associated with the redemption, we recognized a loss of $19 million in 2010.

On August 30, 2010, we completed tender offers to purchase for cash $245 million of 7.00% Senior Notes due 2014, $567 million of 6.625% Senior Notes due 2016 and $582 million of 6.25% Senior Notes due 2018. On September 16, 2010, we redeemed the remaining $55 million of 7.00% Senior Notes due 2014, $33 million of 6.625% Senior Notes due 2016 and $18 million of 6.25% Senior Notes due 2018 based on the redemption provisions in the indentures. Associated with the August 2010 tender offers and redemptions, we recognized a loss of $40 million in 2010.

We paid dividends on our common stock of $189 million, $181 million and $148 million in 2010, 2009 and 2008, respectively. The Board of Directors increased the quarterly dividend of common stock from $0.0675 to $0.075 per share beginning with the dividend paid in July 2008. We paid dividends on our preferred stock of $92 million, $23 million and $35 million in 2010, 2009 and 2008, respectively. The increase in 2010 was due to the issuance of 2.6 million shares of preferred stock and the decrease from 2008 to 2009 was a result of conversions and exchanges of preferred stock into common stock during 2008 and 2009.

Credit Risk

Derivative instruments that enable us to hedge a portion of our exposure to natural gas and oil prices and interest rate volatility expose us to credit risk from our counterparties. To mitigate this risk, we enter into derivative contracts only with investment-grade rated counterparties deemed by management to be competent and competitive market makers, and we attempt to limit our exposure to non-performance by any single counterparty. During the more than 15 years we have engaged in hedging activities, we have experienced a counterparty default only once (Lehman Brothers in September 2008), and the total loss recorded in that instance was immaterial. On December 31, 2010, our commodity and interest rate derivative instruments were spread among 14 counterparties. Our multi-counterparty secured hedging facility includes 12 of our counterparties which are required to secure their natural gas and oil hedging obligations in excess of defined thresholds. We use this facility for all of our commodity hedging.

Our accounts receivable are primarily from purchasers of natural gas and oil ($821 million at December 31, 2010) and exploration and production companies which own interests in properties we operate ($977 million at December 31, 2010). This industry concentration has the potential to impact our overall exposure to credit risk, either positively or negatively, in that our customers and joint working interest owners may be similarly affected by changes in economic, industry or other conditions. We generally require letters of credit or parent guarantees for receivables from parties which are judged to have sub-standard credit, unless the credit risk can otherwise be mitigated. During 2010 and 2008, we recognized nominal amounts of bad debt expense related to potentially uncollectible receivables. During 2009, we recognized $13 million of bad debt expense related to potentially uncollectible receivables.

Investing Activities

Cash used in investing activities was $8.503 billion in 2010, compared to $5.462 billion in 2009 and $9.965 billion in 2008. The majority of the increase in investing activities in 2010 was the result of our increased acquisition of unproved properties, primarily in liquids-rich areas, and exploration and development activities. Our investing activities in 2008 reflected our increasing focus on acquiring unproved properties in developing natural gas shale plays, converting our resource inventory into production, redeploying our capital by selling natural gas and oil properties with lower rates of return and increasing our investment in properties with higher return potential. Investing activities in 2009 were at a reduced rate in response to a low natural gas price environment, lower demand and the benefit of our drilling cost carries. Natural gas and oil investing activities increased in 2010 as we pursued our strategy to acquire and develop liquids-rich properties. In each of 2010, 2009 and 2008, we also invested in drilling rigs, gathering systems, compressors, and other property and equipment to support our natural gas and oil exploration, development and production activities. The following table details our cash used in (provided by) investing activities during 2010, 2009 and 2008 ($ in millions):

	2010	2009	2008
Natural Gas and Oil Investing Activities:			
Acquisitions of natural gas and oil proved properties	$ 243	$ 5	$ 372
Acquisition of natural gas and oil unproved properties	6,015	1,666	7,660
Exploration and development of natural gas and oil properties	5,061	3,410	5,789
Geological and geophysical costs[(a)]	181	162	315
Interest capitalized on unproved properties	687	598	561
Deposits for acquisitions of proved and unproved properties	43	—	12
Proceeds from divestitures of proved and unproved properties	(4,292)	(1,926)	(7,670)
Total natural gas and oil investing activities	7,938	3,915	7,039
Other Investing Activities:			
Additions to other property and equipment	1,326	1,683	3,073
Additions to investments	134	40	74
Proceeds from sales of other assets	(883)	(176)	(219)
Other	(12)	—	(2)
Total other investing activities	565	1,547	2,926
Total cash used in investing activities	$ 8,503	$ 5,462	$ 9,965

(a) Including related capitalized interest.

Bank Credit Facilities

We utilize two revolving bank credit facilities, described below, as sources of liquidity.

	Corporate Credit Facility[(a)]	Midstream Credit Facility[(b)]
	($ in millions)	
Borrowing capacity	$ 4,000	$ 300
Maturity date	December 2015	July 2015
Facility structure	Senior secured revolving	Senior secured revolving
Amount outstanding as of December 31, 2010	$ 3,612	$ 94
Letters of credit outstanding as of December 31, 2010	$ 13	$ —

(a) Borrower is Chesapeake Exploration, L.L.C.

(b) Borrower is Chesapeake Midstream Operating, L.L.C., a wholly owned subsidiary of Chesapeake Midstream Development, L.P.

Our credit facilities do not contain material adverse change or adequate assurance covenants. Although the applicable interest rates under our corporate credit facility fluctuate slightly based on our long-term senior unsecured credit ratings, neither of our credit facilities contains provisions which would trigger an acceleration of amounts due under the facilities or a requirement to post additional collateral in the event of a downgrade of our credit ratings.

Corporate Credit Facility. Our $4.0 billion syndicated revolving bank credit facility is used for general corporate purposes. Borrowings under the facility are secured by natural gas and oil proved reserves and bear interest at our option at either (i) the greater of the reference rate of Union Bank, N.A., or the federal funds effective rate plus 0.50%, both of which are subject to a margin that varies from 0.50% to 1.25% per annum according to our senior unsecured long-term debt ratings, or (ii) the Eurodollar rate, which is based on the London Interbank Offered Rate (LIBOR), plus a margin that varies from 1.50% to 2.25% per annum according to our senior unsecured long-term debt ratings. The collateral value and borrowing base are redetermined periodically. The unused portion of the facility is subject to a commitment fee of 0.50% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals.

The credit facility agreement contains various covenants and restrictive provisions which limit our ability to incur additional indebtedness, make investments or loans and create liens and require us to maintain an indebtedness to total capitalization ratio and an indebtedness to EBITDA ratio, in each case as defined in the agreement. We were in compliance with all covenants under the agreement at December 31, 2010. If we should fail to perform our obligations under these and other covenants, the revolving credit commitment could be terminated and any outstanding borrowings under the facility could be declared immediately due and payable. Such acceleration, if involving a principal amount of $50 million or more, would constitute an event of default under our senior note indentures, which could in turn result in the acceleration of a significant portion of our senior note indebtedness. The credit facility agreement also has cross default provisions that apply to other indebtedness of Chesapeake and its restricted subsidiaries with an outstanding principal amount in excess of $125 million.

The facility is fully and unconditionally guaranteed, on a joint and several basis, by Chesapeake and certain of our wholly owned subsidiaries.

Midstream Credit Facility. Our $300 million midstream syndicated revolving bank credit facility is used to fund capital expenditures to build natural gas gathering and other systems for our drilling program and for general corporate purposes associated with our midstream operations. Borrowings under the midstream credit facility are secured by all of the assets of the wholly owned subsidiaries (the restricted subsidiaries) of Chesapeake Midstream Development, L.P. (CMD), itself a wholly owned subsidiary of Chesapeake, and bear interest at our option at either (i) the greater of the reference rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, and the one-month LIBOR plus 1.00%, all of which are subject to a margin that varies from 1.75% to 2.25% per annum according to the most recent leverage ratio described below or (ii) the Eurodollar rate, which is based on the LIBOR plus a margin that varies from 2.75% to 3.25% per annum according to the most recent leverage ratio. The unused portion of the facility is subject to a commitment fee of 0.50% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals.

The midstream credit facility agreement contains various covenants and restrictive provisions which limit the ability of CMD and its restricted subsidiaries to incur additional indebtedness, make investments or loans and create liens. The agreement requires maintenance of a leverage ratio based on the ratio of indebtedness to EBITDA and an interest coverage ratio based on the ratio of EBITDA to interest expense, in each case as defined in the agreement. The leverage ratio increases during any three-quarter period, beginning in the quarter in which CMD makes a material disposition of assets to our master limited partnership midstream affiliate, Chesapeake Midstream Partners, L.P. As of December 21, 2010, the leverage ratio increased for a three-fiscal-quarter period beginning October 1, 2010 due to the sale of the Springridge gathering system as it was classified as a material disposition of assets. We were in compliance with all covenants under the agreement at December 31, 2010. If CMD or its restricted subsidiaries should fail to perform their obligations under these and other covenants, the revolving credit commitment could be terminated and any outstanding borrowings under the facility could be declared immediately due and payable. The midstream credit facility agreement also has cross default provisions that apply to other indebtedness of CMD and its restricted subsidiaries may have with an outstanding principal amount in excess of $15 million.

Hedging Facility

We have a multi-counterparty hedge facility with 12 counterparties that have committed to provide approximately 5.6 tcfe of hedging capacity and an aggregate mark-to-market capacity of $15.0 billion under the terms of the facility. In February 2011, we amended the agreement for the hedge facility primarily to allow us to protect our natural gas liquids production from price volatility and to allow for greater flexibility when hedging our anticipated production. As of December 31, 2010, we had hedged a total of 2.9 tcfe of our future production under the facility. The multi-counterparty facility allows us to enter into cash-settled natural gas, oil and natural gas liquids price and basis derivatives with the counterparties. Our obligations under the multi-counterparty facility are secured by proved reserves, the value of which must cover the fair value of the transactions outstanding under the facility by at least 1.65 times, and guarantees by our subsidiaries that also guarantee our corporate revolving bank credit facility and indentures. The counterparties' obligations under the facility must be secured by cash or short-term U.S. Treasury instruments to the extent that any mark-to-market amounts they owe to Chesapeake exceed defined thresholds. The maximum volume-based hedging capacity under the facility is governed by the expected production of the pledged reserve collateral, and volume-based hedging limits are applied separately to price and basis hedges. In addition, there are volume-based sub-limits for natural gas and oil hedges. Chesapeake has significant flexibility with regard to releases and/or substitutions of pledged reserves, provided that certain collateral coverage and other requirements are met. The facility does not have a maturity date. Counterparties to the agreement have the right to cease entering into hedges with the company on a prospective basis as long as obligations associated with any existing transactions in the facility continue to be satisfied in accordance with the terms of the agreement.

Senior Note Obligations

In addition to outstanding borrowings under our revolving bank credit facilities discussed above, as of December 31, 2010, senior notes represented approximately $8.9 billion of our total debt and consisted of the following ($ in millions):

7.625% senior notes due 2013	$ 500
9.5% senior notes due 2015	1,425
6.25% euro-denominated senior notes due 2017[a]	796
6.5% senior notes due 2017	1,100
6.875% senior notes due 2018	600
7.25% senior notes due 2018	800
6.625% senior notes due 2020	1,400
6.875% senior notes due 2020	500
2.75% contingent convertible senior notes due 2035[b]	451
2.5% contingent convertible senior notes due 2037[b]	1,378
2.25% contingent convertible senior notes due 2038[b]	752
Discount on senior notes[c]	(777)
Interest rate derivatives[d]	9
	$ 8,934

(a) The principal amount shown is based on the dollar/euro exchange rate of $1.3269 to €1.00 as of December 31, 2010. See Note 9 of our consolidated financial statements included in Item 8 of this report for information on our related foreign currency derivatives.

(b) The holders of our contingent convertible senior notes may require us to repurchase, in cash, all or a portion of their notes at 100% of the principal amount of the notes on any of four dates that are five, ten, fifteen and twenty years before the maturity date. The notes are convertible, at the holder's option, prior to maturity under certain circumstances into cash and, if applicable, shares of our common stock using a net share settlement process. One such triggering circumstance is when the price of our common stock exceeds a threshold amount during a specified period in a fiscal quarter. Convertibility based on common stock price is measured quarter by quarter. In the fourth quarter of 2010, the price of our common stock was below the threshold level for each series of the contingent convertible senior notes during the specified period and, as a result, the holders do not have the option to convert their notes into cash and common stock in the first quarter of 2011 under this provision. The notes are also convertible, at the holder's option, during specified five-day periods if the trading price of the notes is below certain levels determined by reference to the trading price of our common stock. In general, upon conversion of a contingent convertible senior note, the holder will receive cash equal to the principal amount of the note and common stock for the note's conversion value in excess of such principal amount. We will pay contingent interest on the convertible senior notes after they have been outstanding at least ten years, under certain conditions. We may redeem the convertible senior notes once they have been outstanding for ten years at a redemption price of 100% of the principal amount of the notes, payable in cash. The optional repurchase dates, the common stock price conversion threshold amounts and the ending date of the first six-month period contingent interest may be payable for the contingent convertible senior notes are as follows:

Contingent Convertible Senior Notes	Repurchase Dates	Common Stock Price Conversion Thresholds	Contingent Interest First Payable (if applicable)
2.75% due 2035	November 15, 2015, 2020, 2025, 2030	$ 48.62	May 14, 2016
2.5% due 2037	May 15, 2017, 2022, 2027, 2032	$ 64.26	November 14, 2017
2.25% due 2038	December 15, 2018, 2023, 2028, 2033	$ 107.36	June 14, 2019

(c) Included in this discount is $711 million at December 31, 2010 associated with the equity component of our contingent convertible senior notes. This discount is amortized based on an effective yield method.

(d) See Note 9 of our consolidated financial statements included in Item 8 of this report for discussion related to these instruments.

Our senior notes are unsecured senior obligations of Chesapeake and rank equally in right of payment with all of our other existing and future senior indebtedness and rank senior in right of payment to all of our future subordinated indebtedness. Our senior note obligations are guaranteed by certain of our wholly owned subsidiaries, excluding CMD and its subsidiaries. See Note 17 of the consolidated financial statements included in Item 8 of this report for condensed consolidating financial information regarding our guarantor and non-guarantor subsidiaries. We may redeem the senior notes, other than the contingent convertible senior notes, at any time at specified make-whole or redemption prices. Our senior notes are governed by indentures containing covenants that may limit our ability and our subsidiaries' ability to incur certain secured indebtedness; enter into sale/leaseback transactions; and consolidate, merge or transfer assets.

Conversions and Exchanges of Contingent Convertible Senior Notes and Preferred Stock

In 2010, 2009 and 2008, holders of certain of our contingent convertible senior notes exchanged their notes for shares of common stock in privately negotiated exchanges as summarized below:

Year	Contingent Convertible Senior Notes	Principal Amount	Number of Common Shares
		($ in millions)	(in thousands)
2010	2.25% due 2038	$ 11	299
2009	2.25% due 2038	$ 364	10,210
2008	2.75% due 2035	$ 239	8,841
	2.50% due 2037	272	8,417
	2.25% due 2038	254	6,655
		$ 765	23,913

In 2010, 2009 and 2008, shares of our cumulative convertible preferred stock were exchanged for or converted into shares of common stock as summarized below:

Year of Exchange/ Conversion	Cumulative Convertible Preferred Stock	Number of Preferred Shares	Number of Common Shares	Type of Transaction
		(in thousands)		
2010	5.0% (series 2005)	5	21	Conversion
2009	6.25%	144	1,239	Conversion
	4.125%	3	183	Conversion
			1,422	
2008	5.0% (series 2005B)	3,654	10,443	Exchange
	4.5%	891	2,228	Exchange
	4.125%	—(a)	2	Conversion
			12,673	

(a) Nominal amount.

Contractual Obligations

The table below summarizes our cash contractual obligations as of December 31, 2010 ($ in millions):

	Payments Due By Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt:					
Principal	$ 13,408	$ —	$ 500	$ 5,131	$ 7,777
Interest	5,193	595	1,173	996	2,429
Financing lease obligations and other	894	18	37	90	749
Operating lease obligations	916	170	345	287	114
Asset retirement obligations[a]	301	—	61	7	233
Purchase obligations[b]	5,054	930	874	797	2,453
Unrecognized tax benefits[c]	34	34	—	—	—
Standby letters of credit	13	13	—	—	—
Total contractual cash obligations	$ 25,813	$ 1,760	$ 2,990	$ 7,308	$ 13,755

(a) Asset retirement obligations represent estimated discounted costs for future dismantlement and abandonment costs. These obligations are recorded as liabilities on our December 31, 2010 balance sheet.

(b) See Note 4 of the notes to our consolidated financial statements in Item 8 of this report for a description of transportation and drilling contract commitments.

(c) See Note 5 of the notes to our consolidated financial statements in Item 8 of this report for a description of unrecognized tax benefits.

Chesapeake has commitments to purchase any natural gas and oil associated with certain volumetric production payment transactions based on market prices at the time of production and the purchased gas will be resold.

Under minimum volume throughput agreements, Chesapeake has agreed to move fixed volumes of natural gas over certain time periods, usually multiple years, through certain midstream systems. At the end of the term or annually, Chesapeake will be invoiced for any shortfalls in such volume commitments.

Hedging Activities

Natural Gas and Oil Hedging Activities

Our results of operations and cash flows are impacted by changes in market prices for natural gas and oil. To mitigate a portion of the exposure to adverse market changes, we have entered into various derivative instruments. Executive management is involved in all risk management activities and the Board of Directors reviews the company's hedging program at its quarterly Board meetings. We believe we have sufficient internal controls to prevent unauthorized hedging. As of December 31, 2010, our natural gas and oil derivative instruments were comprised of swaps, call options, put options, knockout swaps and basis protection swaps. Item 7A – *Quantitative and Qualitative Disclosures About Market Risk* contains a description of each of these instruments. Although derivatives often fail to achieve 100% effectiveness for accounting purposes, we believe our derivative instruments continue to be highly effective in achieving our risk management objectives.

Hedging allows us to predict with greater certainty the effective prices we will receive for our natural gas and oil production. We closely monitor the fair value of our derivative contracts and may elect to settle a contract prior to its scheduled maturity date in order to lock in a gain or loss. Commodity markets are volatile and Chesapeake's hedging activities are dynamic.

Mark-to-market positions under natural gas and oil derivative contracts fluctuate with commodity prices. As described above under *Hedging Facility*, our secured multi-counterparty hedging facility allows us to minimize the potential liquidity impact of significant mark-to-market fluctuations in the value of our natural gas and oil derivatives by pledging natural gas and oil proved reserves.

The estimated fair values of our natural gas and oil derivative contracts as of December 31, 2010 and 2009 are provided below.

	December 31,	
	2010	2009
	($ in millions)	
Derivative assets (liabilities)[(a)]:		
Fixed-price natural gas swaps	$ 1,307	$ 662
Natural gas call options	(701)	(541)
Natural gas put options	(59)	(50)
Fixed-price natural gas knockout swaps	—	17
Fixed-price natural gas collars	—	92
Natural gas basis protection swaps	(55)	(50)
Fixed-price oil swaps	(31)	3
Oil call options[(b)]	(1,129)	(144)
Fixed-price oil knockout swaps	19	32
Estimated fair value	$ (649)	$ 21

(a) See Item 7A. *Quantitative and Qualitative Disclosures About Market Risk* of this report for additional information concerning derivative transactions.

(b) During 2010 and 2009, we sold natural gas and oil call options on a portion of our projected production from 2011 to 2017 and received above-market fixed price natural gas swaps in 2010, 2011 and 2012.

Additional information concerning the changes in fair value of our natural gas and oil derivative contracts is as follows:

	2010	2009	2008
	($ in millions)		
Fair value of contracts outstanding, as of January 1	$ 21	$ 1,305	$ (369)
Change in fair value of contracts	995	1,266	1,880
Fair value of new contracts when entered into	(581)	(21)	(569)
Contracts realized or otherwise settled	(1,691)	(2,102)	9
Fair value of contracts when closed	607	(427)	354
Fair value of contracts outstanding, as of December 31	$ (649)	$ 21	$ 1,305

Our realized and unrealized gains and losses on natural gas and oil derivatives during 2010, 2009 and 2008 were as follows:

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Natural gas and oil sales	$ 4,248	$ 3,291	$ 7,069
Realized gains (losses) on natural gas and oil derivatives[(a)]	2,056	2,346	(8)
Unrealized gains (losses) on non-qualifying natural gas and oil derivatives[(b)]	(634)	(624)	887
Unrealized gains (losses) on ineffectiveness of cash flow hedges	(23)	36	(90)
Total natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858

(a) Consists of settled trades related to the production periods being reported.

(b) Consists of both temporary fluctuations in the mark-to-market values of non-qualifying trades and settled values of non-qualifying trades related to future production periods.

Changes in the fair value of natural gas and oil derivative instruments designated as cash flow hedges, to the extent effective in offsetting cash flows attributable to the hedged commodities, and locked-in gains and losses of settled derivative contracts are recorded in accumulated other comprehensive income and are transferred to earnings in the month of related production. These unrealized gains (losses), net of related tax effects, totaled ($156) million, $94 million and $386 million as of December 31, 2010, 2009 and 2008, respectively. Based upon the market prices at December 31, 2010, we expect to transfer to earnings approximately $15 million of net gain included in accumulated other comprehensive income during the next 12 months. A detailed explanation of accounting for natural gas and oil derivatives appears under *Application of Critical Accounting Policies – Hedging* elsewhere in this Item 7.

Interest Rate Derivatives

To mitigate our exposure to volatility in interest rates related to our senior notes and credit facilities, we enter into interest rate derivatives.

For interest rate derivative contracts designated as fair value hedges, changes in fair values of the derivatives are recorded on the consolidated balance sheets as assets or (liabilities), with corresponding offsetting adjustments to the debt's carrying value. Changes in the fair value of non-qualifying derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are reported currently in the consolidated statements of operations as interest expense and characterized as unrealized gains (losses).

Gains or losses from interest rate derivative contracts are reflected as adjustments to interest expense on the consolidated statements of operations. The components of interest expense for the years ended December 31, 2010, 2009 and 2008 are presented below.

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Interest expense on senior notes	$ 718	$ 765	$ 637
Interest expense on credit facilities	61	60	117
Capitalized interest	(716)	(633)	(585)
Realized (gains) losses on interest rate derivatives	(14)	(23)	(6)
Unrealized (gains) losses on interest rate derivatives	(66)	(91)	85
Amortization of loan discount and other	36	35	23
Total interest expense	$ 19	$ 113	$ 271

A detailed explanation of accounting for interest rate derivatives appears under *Application of Critical Accounting Policies – Hedging* elsewhere in this Item 7.

Foreign Currency Derivatives

On December 6, 2006, we issued €600 million of 6.25% Euro-denominated Senior Notes due 2017. Concurrent with the issuance of the Euro-denominated senior notes, we entered into a cross currency swap to mitigate our exposure to fluctuations in the euro relative to the dollar over the term of the notes. A detailed explanation of accounting for foreign currency derivatives appears under *Application of Critical Accounting Policies – Hedging* elsewhere in this Item 7.

Results of Operations

General. For the year ended December 31, 2010, Chesapeake had net income of $1.774 billion, or $2.51 per diluted common share, on total revenues of $9.366 billion. This compares to a net loss of $5.830 billion, or $9.57 per diluted common share, on total revenues of $7.702 billion during the year ended December 31, 2009, and net income of $604 million, or $0.93 per diluted common share, on total revenues of $11.629 billion during the year ended December 31, 2008.

Natural Gas and Oil Sales. During 2010, natural gas and oil sales were $5.647 billion compared to $5.049 billion in 2009 and $7.858 billion in 2008. In 2010, Chesapeake produced and sold 1.035 tcfe of natural gas and oil at a weighted average price of $6.09 per mcfe, compared to 905.5 bcfe in 2009 at a weighted average price of $6.22 per mcfe, and 842.7 bcfe in 2008 at a weighted average price of $8.38 per mcfe (weighted average prices for all years discussed exclude the effect of unrealized gains or (losses) on derivatives of ($657) million, ($588) million and $797 million in 2010, 2009 and 2008, respectively). The decrease in prices in 2010 resulted in a decrease in revenue of $138 million and increased production resulted in a $807 million increase, for a total increase in revenues of $669 million (excluding unrealized gains or losses on natural gas and oil derivatives). The increase in production from period to period was primarily generated from the drillbit.

For 2010, we realized an average price per mcf of natural gas of $5.57, compared to $5.93 in 2009 and $8.09 in 2008 (weighted average prices for all years discussed exclude the effect of unrealized gains or losses on derivatives). Included in the 2010 realized price of natural gas are gains related to swaps that had an above-market fixed price on the origination date. We obtained these above-market swaps by selling out-year call options on a portion of our projected natural gas and oil production. See *Item 7A* for a complete listing of all of our derivative instruments. Oil prices realized per barrel (excluding unrealized gains or losses on derivatives) were $62.71, $58.38 and $70.48 in 2010, 2009 and 2008, respectively. Realized gains or losses from our natural gas and oil derivatives resulted in a net increase in natural gas and oil revenues of $2.056 billion, or $1.99 per mcfe, in 2010, a net increase of $2.346 billion, or $2.59 per mcfe, in 2009 and a net decrease of $8 million, or $0.01 per mcfe, in 2008.

A change in natural gas and oil prices has a significant impact on our natural gas and oil revenues and cash flows. Assuming 2010 production levels, an increase or decrease of $0.10 per mcf of natural gas sold would result in an increase or decrease in 2010 revenues and cash flows of approximately $92 million and $89 million, respectively, and an increase or decrease of $1.00 per barrel of oil sold would result in an increase or decrease in 2010 revenues and cash flows of approximately $18 million and $17 million, respectively, without considering the effect of hedging activities.

The following tables show our production and prices by region for 2010, 2009 and 2008:

	2010						
	Natural Gas		Oil[a]		Total		
	(bcf)	($/mcf)[b]	(mmbbl)	($/bbl)[b]	(bcfe)	%	($/mcfe)[b]
Mid-Continent	233.2	4.09	13.8	56.60	315.9	31%	5.49
Haynesville/Bossier Shale	239.2	3.58	—	—	239.2	23	3.58
Barnett Shale	170.3	2.13	0.8	29.60	175.1	17	2.20
Fayetteville Shale	136.8	3.15	—	—	136.8	13	3.15
Permian and Delaware Basins	44.3	4.12	2.8	74.75	61.1	6	6.42
Marcellus Shale	51.2	3.91	0.3	42.09	53.0	5	4.01
Eagle Ford Shale	0.8	4.97	0.2	74.40	2.0	—	9.67
Rockies/Williston Basin	0.6	3.17	0.1	71.17	1.2	—	7.50
Other	48.5	3.68	0.4	69.69	50.9	5	4.08
Total[c]	924.9	3.43	18.4	58.67	1,035.2	100%	4.10

	2009						
	Natural Gas		Oil[a]		Total		
	(bcf)	($/mcf)[b]	(mmbbl)	($/bbl)[b]	(bcfe)	%	($/mcfe)[b]
Mid-Continent	258.7	3.78	7.7	55.25	304.8	34%	4.60
Haynesville/Bossier Shale	85.1	3.33	0.1	48.22	85.7	10	3.36
Barnett Shale	237.8	2.11	0.1	69.85	238.4	25	2.12
Fayetteville Shale	90.7	3.03	—	—	90.7	10	3.03
Permian and Delaware Basins	56.2	3.51	3.0	57.26	74.2	8	4.98
Marcellus Shale	21.9	4.30	—	—	21.9	2	4.30
Eagle Ford Shale	—	—	—	—	—	—	—
Rockies/Williston Basin	0.6	1.46	—	—	0.6	1	1.46
Other	83.8	3.64	0.9	53.41	89.2	10	3.95
Total[c]	834.8	3.16	11.8	55.60	905.5	100%	3.63

	2008						
	Natural Gas		Oil[a]		Total		
	(bcf)	($/mcf)[b]	(mmbbl)	($/bbl)[b]	(bcfe)	%	($/mcfe)[b]
Mid-Continent	315.5	7.92	6.9	94.12	357.0	42%	8.82
Haynesville/Bossier Shale	30.4	8.35	0.2	95.12	31.6	4	8.64
Barnett Shale	181.2	6.74	—	—	181.2	21	6.74
Fayetteville Shale	54.9	7.24	—	—	54.9	7	7.24
Permian and Delaware Basins	62.2	7.84	2.7	97.66	78.4	9	9.59
Marcellus Shale	1.0	9.42	—	—	1.0	—	9.42
Eagle Ford Shale	—	—	—	—	—	—	—
Rockies/Williston Basin	1.0	5.40	0.1	90.22	1.6	1	7.81
Other	129.2	8.75	1.3	94.83	137.0	16	9.16
Total[c]	775.4	7.74	11.2	95.04	842.7	100%	8.39

(a) Includes NGLs

(b) The average sales price excludes gains (losses) on derivatives.

(c) 2010 production reflects the sale of a 25% industry participation interest in the company's Barnett Shale assets in January 2010 and various other asset sales, including VPP 6, VPP 7 and VPP 8.

Our average daily production of 2.836 bcfe for 2010 consisted of 2.534 bcf of natural gas and 50,397 bbls of oil. Our 2010 production of 1.035 tcfe was comprised of 924.9 bcf (89% on a natural gas equivalent basis) and 18.4 mmbbls (11% on a natural gas equivalent basis). Our year-over-year growth rate of natural gas production was 11% and our year-over-year growth rate of oil production was 56%. Our percentage of revenue from oil in 2010 was 18% of realized natural gas and oil revenue compared to 12% in 2009.

Marketing, Gathering and Compression Sales and Operating Expenses. Marketing, gathering and compression sales and operating expenses consist of third-party revenue and operating expenses related to our midstream operations. Marketing, gathering and compression activities are performed by Chesapeake substantially for owners in Chesapeake-operated wells. Chesapeake realized $3.479 billion in marketing, gathering and compression sales in 2010, with corresponding marketing, gathering and compression expenses of $3.352 billion, for a net margin before depreciation of $127 million. This compares to sales of $2.463 billion and $3.598 billion, expenses of $2.316 billion and $3.505 billion, and margins before depreciation of $147 million and $93 million in 2009 and 2008, respectively. In 2010, Chesapeake realized an increase in marketing, gathering and compression sales and operating expenses primarily due to an increase in third-party marketing, gathering and compression volumes. This increase was offset by a decrease in revenues, expenses and margin related to certain of our midstream assets that were contributed to our midstream joint venture on September 30, 2009 and subsequently deconsolidated on January 1, 2010. In 2009, Chesapeake realized an increase in marketing, gathering and compression net margin primarily due to an increase in third-party marketing, gathering and compression volumes.

Service Operations Revenue and Operating Expenses. Service operations consist of third-party revenue and operating expenses related to our drilling and oilfield trucking operations. Chesapeake recognized $240 million in service operations revenue in 2010 with corresponding service operations expenses of $208 million, for a net margin before depreciation of $32 million. This compares to revenue of $190 million and $173 million, expenses of $182 million and $143 million and a net margin before depreciation of $8 million and $30 million in 2009 and 2008, respectively. Service operations margins have increased as service rates increased throughout 2010. The economic slowdown toward the end of 2008 and throughout 2009 caused decreased service rates and increased stacked rigs, resulting in much lower operating margins for 2009 when compared to 2010 and 2008.

Production Expenses. Production expenses, which include lifting costs and ad valorem taxes, were $893 million in 2010, compared to $876 million and $889 million in 2009 and 2008, respectively. On a unit-of-production basis, production expenses were $0.86 per mcfe in 2010 compared to $0.97 and $1.05 per mcfe in 2009 and 2008, respectively. The per unit expense decreases in 2010 and 2009 were primarily the result of completing new high volume wells with lower per unit production costs.

The following table shows our production expenses by region and our ad valorem tax expenses for 2010, 2009 and 2008 ($ in millions, except per unit):

	2010		2009		2008	
	Production Expenses	$/mcfe	Production Expenses	$/mcfe	Production Expenses	$/mcfe
Mid-Continent	$ 309	0.98	$ 300	$ 0.98	$ 362	1.01
Haynesville/Bossier Shale	65	0.27	33	0.39	37	1.33
Barnett Shale	142	0.81	158	0.66	128	0.71
Fayetteville Shale	40	0.29	23	0.25	13	0.24
Permian and Delaware Basins	94	1.54	112	1.52	134	1.67
Marcellus Shale	37	1.08	24	1.10	4	1.63
Eagle Ford Shale	3	1.50	—	—	—	—
Rockies/Williston Basin ..	2	1.67	2	—	—	—
Other	136	1.76	144	1.61	137	1.00
	828	0.80	796	0.88	815	0.96
Ad valorem tax	65	0.06	80	0.09	74	0.09
Total	$ 893	0.86	$ 876	0.97	$ 889	1.05

Production Taxes. Production taxes were $157 million in 2010 compared to $107 million in 2009 and $284 million in 2008. On a unit-of-production basis, production taxes were $0.15 per mcfe in 2010 compared to $0.12 per mcfe in 2009 and $0.34 per mcfe in 2008. The $50 million increase in production taxes from 2009 to 2010 is due to an increase in the realized average sales price of natural gas and oil of $0.47 per mcfe (excluding gains or losses on derivatives), and a production increase of 129.7 bcfe. The decrease in 2009 was due to a decrease in the realized average sales price of natural gas and oil of $4.76 per mcfe (excluding gains or losses on derivatives). In general, production taxes are calculated using value-based formulas that produce higher per unit costs when natural gas and oil prices are higher.

General and Administrative Expense. General and administrative expenses, including stock-based compensation but excluding internal costs capitalized to our natural gas and oil properties (see Note 10 of the notes to our consolidated financial statements included in Item 8 of this report), were $453 million in 2010, $349 million in 2009 and $377 million in 2008. General and administrative expenses were $0.44, $0.38 and $0.45 per mcfe for 2010, 2009 and 2008, respectively. The increase in 2010 is the result of the company's continued growth resulting in higher payroll and associated costs. The decrease in 2009 was primarily the result of decreased spending related to media relations. Included in general and administrative expenses is stock-based compensation of $84 million in 2010, $83 million in 2009 and $85 million in 2008. Restricted stock grants expense is based on the price of our common stock on the date of grant.

Our stock-based compensation for employees and non-employee directors is in the form of restricted stock. Employee restricted stock awards generally vest over a period of four or five years. Our non-employee director awards vest over a period of three years. The discussion of stock-based compensation in Note 1 and Note 8 of the notes to our consolidated financial statements included in Item 8 of this report provides additional detail on the accounting for and reporting of our stock-based compensation.

Chesapeake follows the full-cost method of accounting under which all costs associated with natural gas and oil property acquisition, exploration and development activities are capitalized. We capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities. In addition, we capitalize internal costs that can be identified with construction of certain of our property, plant and equipment. We capitalized $384 million, $359 million and $352 million of internal costs in 2010, 2009 and 2008, respectively, directly related to our natural gas and oil property acquisition, exploration and development efforts and the construction of our property, plant and equipment.

Natural Gas and Oil Depreciation, Depletion and Amortization. Depreciation, depletion and amortization of natural gas and oil properties was $1.394 billion, $1.371 billion and $1.970 billion during 2010, 2009 and 2008, respectively. The average DD&A rate per mcfe, which is a function of capitalized costs, future development costs, and the related underlying reserves in the periods presented, was $1.35, $1.51 and $2.34 in 2010, 2009 and 2008, respectively. The decrease in the average rate from $2.34 in 2008 to $1.35 in 2010 is due primarily to reductions of our natural gas and oil full-cost pool resulting from our divestitures in 2008, 2009 and 2010, impairments of our full-cost pool in 2008 and 2009 as well as the addition of reserves through our drilling activities.

Depreciation and Amortization of Other Assets. Depreciation and amortization of other assets was $220 million in 2010, compared to $244 million in 2009 and $174 million in 2008. The average DD&A rate per mcfe was $0.21, $0.27 and $0.21 in 2010, 2009 and 2008, respectively. The decrease from 2009 to 2010 was primarily due to certain of our midstream assets that were contributed to our midstream joint venture on September 30, 2009 and subsequently deconsolidated on January 1, 2010, offset by additional depreciation expense associated with the assets acquired over the past year. Property and equipment costs are depreciated on a straight-line basis. Buildings are depreciated over 10 to 39 years, gathering facilities are depreciated over 20 years, drilling rigs are depreciated over 15 years and all other property and equipment are depreciated over the estimated useful lives of the assets, which range from two to twenty years. To the extent company-owned drilling rigs are used to drill our wells, a substantial portion of the depreciation is capitalized in natural gas and oil properties as exploration or development costs.

Impairment of Natural Gas and Oil Properties. Due to lower commodity prices in the second half of 2008 and throughout 2009, we reported a non-cash impairment charge on our natural gas and oil properties of $11.0 billion in 2009 and $2.8 billion in 2008. We account for our natural gas and oil properties using the full-cost method of accounting, which limits the amount of costs we can capitalize and requires us to write off these costs if the carrying value of natural gas and oil assets in the evaluated portion of our full-cost pool exceeds the sum of the present value of expected future net cash flows of proved reserves using a 10% pre-tax discount rate based on pricing and cost assumptions prescribed by the SEC and the present value of certain natural gas and oil hedges.

(Gains) Losses on Sales of Other Property and Equipment. In 2010, we recorded a ($137) million gain associated with sales of other property and equipment which consisted of a ($157) million gain on the sale of our Springridge gas gathering system to our affiliate, CHKM, and a net $20 million loss related to various sales of other property and equipment, including the sale of pipe, gas gathering systems and other miscellaneous assets. In 2009, we recorded a $38 million loss on the sale of two gathering systems. There were nominal amounts of gains and losses on the sales of other property and equipment in 2008.

Other Impairments. In 2010, we recorded a $21 million impairment to natural gas gathering systems primarily related to the obsolescence of certain pipe inventory. In 2009, we recorded a $130 million impairment of other property and equipment and other assets. An $86 million impairment was associated with certain of our midstream assets contributed to our midstream joint venture in September 2009, as well as a $4 million impairment of debt issuance costs associated with the portion of our $460 million midstream revolving bank credit facility that was reduced to $250 million as a result of the joint venture. Also in 2009, we recognized a $27 million charge associated with certain of our service operations assets and $13 million of bad debt expense related to potentially uncollectible receivables. In 2008, we recorded a $30 million impairment associated with certain of our midstream assets.

Restructuring Costs. In 2009, we recorded $34 million of restructuring and relocation costs in our Eastern Division and certain other workforce reduction costs. We reorganized our Charleston, West Virginia-based Eastern Division from a regional corporate headquarters to a regional field office consistent with the business model we use elsewhere in the country. As a result, we consolidated the management of our Eastern Division land, legal, accounting, information technology, geoscience and engineering departments into our corporate offices in Oklahoma City. The costs of the restructuring included termination benefits, consolidating or closing facilities and relocating employees. The discussion of restructuring costs in Note 13 of our consolidated financial statements included in Item 8 of this report provides additional detail on the accounting for and reporting of these costs.

Interest Expense. Interest expense decreased to $19 million in 2010 compared to $113 million in 2009 and $271 million in 2008 as follows:

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Interest expense on senior notes	$ 718	$ 765	$ 637
Interest expense on credit facilities	61	60	117
Capitalized interest	(716)	(633)	(585)
Realized (gains) losses on interest rate derivatives	(14)	(23)	(6)
Unrealized (gains) losses on interest rate derivatives	(66)	(91)	85
Amortization of loan discount and other	36	35	23
Total interest expense	$ 19	$ 113	$ 271
Average long-term borrowings	$ 10,345	$ 11,167	$ 10,044

Interest expense, excluding unrealized (gains) losses on interest rate derivatives, was $0.08 per mcfe in 2010 compared to $0.22 per mcfe in both 2009 and 2008. The decrease in interest expense per mcfe from 2009 and 2008 is due to increased production volumes, a decrease in our senior notes outstanding and an increase in capitalized interest. Capitalized interest increased in 2010 and 2009 as a result of a significant increase in unevaluated properties, the base on which interest is capitalized.

Earnings (Losses) from Equity Investees. Earnings (losses) from equity investees was $227 million, ($39) million and ($38) million in 2010, 2009 and 2008, respectively. The 2010 income consisted of $106 million related to our equity in the net income of certain investments and $121 million related to the initial public offering by CHKM and a private offering of common stock by Chaparral Energy, Inc., which represented our proportionate share of the excess of offering proceeds over our carrying value. The 2009 and 2008 losses related to our equity in the net losses of certain investments.

Loss on Redemptions or Exchanges of Debt. During 2010, we redeemed in whole for an aggregate redemption price of approximately $1.366 billion, plus accrued interest, approximately $364 million in principal amount of our outstanding 7.50% Senior Notes due 2013, $300 million in principal amount of our 7.50% Senior Notes due 2014 and approximately $670 million in principal amount of our 6.875% Senior Notes due 2016. Associated with the redemptions, we recognized a loss of $69 million in 2010. Also during 2010, we redeemed in whole for a redemption price of approximately $619 million, plus accrued interest, all $600 million in principal amount of our 6.375% Senior Notes due 2015. We recognized a loss of $19 million in 2010 associated with the redemptions.

Additionally during 2010, we completed tender offers to purchase for cash $245 million of 7.00% Senior Notes due 2014, $567 million of 6.625% Senior Notes due 2016 and $582 million of 6.25% Senior Notes due 2018. Following the completion of these tender offers, we redeemed the remaining $55 million of 7.00% Senior Notes due 2014, $33 million of 6.625% Senior Notes due 2016 and $18 million of 6.25% Senior Notes due 2018 based on the redemption provisions in the indentures. Associated with these tender offers and redemptions, we recognized a loss of $40 million in 2010.

Finally, in 2010, we privately exchanged approximately $11 million in aggregate principal amount of our 2.25% Contingent Convertible Senior Notes due 2038 for an aggregate of 298,500 shares of our common stock valued at approximately $9 million. Through these transactions, we were able to retire this debt for common stock valued at approximately 80% of the face value of the notes. Of the $11 million principal amount of convertible notes exchanged in 2010, $7 million was allocated to the debt component of the notes and the remaining $4 million was allocated to the equity conversion feature of the notes and was recorded as an adjustment to paid-in-capital. The difference between the debt component and value of the common stock exchanged in these transactions resulted in the $2 million loss (including a nominal amount of deferred charges associated with the exchanges).

In 2009, we privately exchanged approximately $364 million in aggregate principal amount of our 2.25% Contingent Convertible Senior Notes due 2038 for an aggregate of 10,210,169 shares of our common stock valued at approximately $262 million. Through these transactions, we were able to retire this debt for common stock valued at approximately 75% of the face value of the notes. Of the $364 million principal amount of convertible notes exchanged in 2009, $227 million was allocated to the debt component and the remaining $137 million was allocated to the equity conversion feature and was recorded as an adjustment to paid-in capital. The difference between the debt component and value of the common stock exchanged in these transactions resulted in a $40 million loss (including $5 million of deferred charges associated with the exchanges).

During 2008, we exchanged approximately $254 million, $272 million and $239 million in aggregate principal amount of our 2.25% Contingent Convertible Senior Notes due 2038, 2.50% Contingent Convertible Senior Notes due 2037, and 2.75% Contingent Convertible Senior Notes due 2035, respectively, for an aggregate of 23,913,212 shares of our common stock valued at approximately $480 million. Through these transactions, we were able to redeem this debt for common stock valued at approximately 65% of the face value of the notes. Associated with these exchanges, we recorded a gain of $27 million. Of the combined $765 million principal amount of convertible notes exchanged in 2008, $515 million was allocated to the debt component and the remaining $250 million was allocated to the equity conversion feature and was recorded as an adjustment to paid-in-capital. The difference between the debt component and the value of the common stock exchanged in these transactions resulted in a $35 million gain. This gain was partially offset by the write-off of $8 million in deferred charges associated with these exchanges.

Also during 2008, we repurchased $300 million of our 7.75% Senior Notes due 2015 in order to re-finance a portion of our long-term debt at a lower rate of interest. In connection with the transaction, we recorded a $31 million loss, which consisted of a $12 million premium and $19 million of discounts, interest rate derivatives and deferred charges associated with the notes.

Impairment of Investments. We recorded $16 million, $162 million and $180 million of impairments of certain investments in 2010, 2009 and 2008, respectively. Each of our investees has been impacted by the dramatic slowing of the worldwide economy and the freezing of the credit markets in the fourth quarter of 2008 and into 2009 and 2010. The economic weakness has resulted in significantly reduced natural gas and oil prices leading to a meaningful decline in the overall level of activity in the markets served by our investees. Associated with the weakness in performance of certain of the investees, as well as an evaluation of their financial condition and near-term prospects, we recognized that an other than temporary impairment had occurred on certain investments.

Other Income. Other income was $16 million, $11 million and $27 million in 2010, 2009 and 2008, respectively. The 2010 income consisted of $8 million of interest income and $8 million of miscellaneous income. The 2009 income consisted of $8 million of interest income and $3 million of miscellaneous income. The 2008 income consisted of $22 million of interest income, $10 million of expense related to consent solicitation fees and $15 million of miscellaneous income.

Income Tax Expense (Benefit). Chesapeake recorded income tax expense of $1.110 billion in 2010 compared to an income tax benefit of $3.483 billion in 2009 and income tax expense of $387 million in 2008. The entire income tax expense recorded in 2010 is deferred. Of the $4.593 billion increase in 2010, $4.564 billion was the result of the increase in net income before taxes and $29 million was the result of an increase in the effective tax rate. Our effective income tax rate was 38.5% in 2010 compared to 37.5% in 2009 and 39% in 2008. Our effective tax rate fluctuates as a result of the impact of state income taxes and permanent differences. We expect our effective income tax rate to be 39% in 2011.

Loss on Conversion/Exchange of Preferred Stock. Loss on conversion/exchange of preferred stock was $67 million in 2008. There were no losses on conversion/exchange of preferred stock in 2010 and 2009. In general, the loss on the exchanges represented the excess of the fair value of the common stock issued over the fair value of the securities issuable pursuant to the original conversion terms. See Note 8 of the notes to our consolidated financial statements in Item 8 of this report for further detail regarding these transactions.

Application of Critical Accounting Policies

Readers of this report and users of the information contained in it should be aware of how certain events may impact our financial results based on the accounting policies in place. The three policies we consider to be the most significant are discussed below. The company's management has discussed each critical accounting policy with the Audit Committee of the company's Board of Directors.

The selection and application of accounting policies are an important process that changes as our business changes and as accounting rules are developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules and the use of judgment to the specific set of circumstances existing in our business.

Hedging. Chesapeake uses commodity price and financial risk management instruments to mitigate our exposure to price fluctuations in natural gas and oil and changes in interest rates and foreign exchange rates. Recognized gains and losses on derivative contracts are reported as a component of the related transaction. Results of natural gas and oil derivative contracts are reflected in natural gas and oil sales, and results of interest rate and foreign exchange rate hedging contracts are reflected in interest expense. The changes in the fair value of derivative instruments not qualifying for designation as either cash flow or fair value hedges that occur prior to maturity are reported currently in the consolidated statement of operations as unrealized gains (losses) within natural gas and oil sales or interest expense. Cash flows from derivative contracts are classified in the same category within the statement of cash flows as the items being hedged, or on a basis consistent with the nature of the instruments.

Accounting guidance for derivatives and hedging establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair value and included in the consolidated balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. For derivative instruments designated as natural gas and oil cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings as natural gas and oil sales. Any change in the fair value resulting from ineffectiveness is recognized immediately in natural gas and oil sales. For derivative instruments designated as fair value hedges, changes in fair value, as well as the offsetting changes in the estimated fair value of the hedged item attributable to the hedged risk, are recognized currently in earnings as interest expense. Differences between the changes in the fair values of the hedged item and the derivative instrument, if any, represent gains or losses on ineffectiveness and are reflected currently in interest expense. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Changes in fair value of contracts that do not qualify as hedges or are not designated as hedges are also recognized currently in earnings as interest expense. See *Hedging Activities* above and Item 7A. *Quantitative and Qualitative Disclosures About Market Risk* for additional information regarding our hedging activities.

One of the primary factors that can have an impact on our results of operations is the method used to value our derivatives. We have established the fair value of our derivative instruments utilizing established index prices, volatility curves and discount factors. These estimates are compared to our counterparty values for reasonableness. Derivative transactions are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of our derivative instruments, but to date has not had a material impact on the values of our derivatives. The values we report in our financial statements are as of a point in time and subsequently change as these estimates are revised to reflect actual results, changes in market conditions and other factors.

Another factor that can impact our results of operations each period is our ability to estimate the level of correlation between future changes in the fair value of the hedge instruments and the transactions being hedged, both at inception and on an ongoing basis. This correlation is complicated since energy commodity prices, the primary risk we hedge, have quality and location differences that can be difficult to hedge effectively. The factors underlying our estimates of fair value and our assessment of correlation of our hedging derivatives are impacted by actual results and changes in conditions that affect these factors, many of which are beyond our control.

Due to the volatility of natural gas and oil prices and, to a lesser extent, interest rates and foreign exchange rates, the company's financial condition and results of operations can be significantly impacted by changes in the market value of our derivative instruments. As of December 31, 2010, 2009 and 2008, the fair value of our derivatives was a liability of $761 million, a liability of $63 million and an asset of $1.165 billion, respectively.

Natural Gas and Oil Properties. The accounting for our business is subject to special accounting rules that are unique to the natural gas and oil industry. There are two allowable methods of accounting for natural gas and oil business activities: the successful efforts method and the full-cost method. Chesapeake follows the full-cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. We also capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities.

Under the successful efforts method, geological and geophysical costs and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Costs of drilling exploratory wells that do not result in proved reserves are charged to expense. Depreciation, depletion, amortization and impairment of natural gas and oil properties are generally calculated on a well by well or lease or field basis versus the aggregated "full-cost" pool basis. Additionally, gain or loss is generally recognized on all sales of natural gas and oil properties under the successful efforts method. As a result, our financial statements will differ from companies that apply the successful efforts method since we will generally reflect a higher level of capitalized costs as well as a higher natural gas and oil depreciation, depletion and amortization rate, and we will not have exploration expenses that successful efforts companies frequently have.

Under the full-cost method, capitalized costs are amortized on a composite unit-of-production method based on proved natural gas and oil reserves. If we maintain the same level of production year over year, the depreciation, depletion and amortization expense may be significantly different if our estimate of remaining reserves or future development costs changes significantly. Proceeds from the sale of properties are accounted for as reductions of capitalized costs unless such sales involve a significant change in proved reserves and significantly alter the relationship between costs and proved reserves, in which case a gain or loss is recognized. The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties, and otherwise if impairment has occurred. Unevaluated properties are grouped by major producing area where individual property costs are not significant and are assessed individually when individual costs are significant.

We review the carrying value of our natural gas and oil properties under the full-cost accounting rules of the Securities and Exchange Commission on a quarterly basis. This quarterly review is referred to as a ceiling test. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues (adjusted for cash flow hedges) less estimated future expenditures to be incurred in developing and producing the proved reserves, less any related income tax effects. For 2010 and 2009, in calculating estimated future net revenues, current prices are calculated as the unweighted arithmetic average of natural gas and oil prices on the first day of each month within the 12-month period ended. Costs used are those as of the end of the appropriate quarterly period. For 2008, current prices and costs used are those as of the end of the appropriate quarterly period. Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including the effects of derivatives qualifying as cash flow hedges.

Two primary factors impacting this test are reserve levels and natural gas and oil prices, and their associated impact on the present value of estimated future net revenues. Revisions to estimates of natural gas and oil reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues. Any excess of the net book value, less deferred income taxes, is generally written off as an expense.

Income Taxes. As part of the process of preparing the consolidated financial statements, we are required to estimate the federal and state income taxes in each of the jurisdictions in which Chesapeake operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as derivative instruments, depreciation, depletion and amortization, and certain accrued liabilities for tax and accounting purposes. These differences and our net operating loss carryforwards result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess, using all available positive and negative evidence, the likelihood that the deferred tax assets will be recovered from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. Generally, to the extent Chesapeake establishes a valuation allowance or increases or decreases this allowance in a period, we must include an expense or reduction of expense within the tax provision in the consolidated statement of operations.

Under accounting guidance for income taxes, an enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (i) the more positive evidence is necessary and (ii) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. Among the more significant types of evidence that we consider are:

- taxable income projections in future years;
- whether the carryforward period is so brief that it would limit realization of the tax benefit;
- future sales and operating cost projections that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures; and
- our earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition.

If (i) natural gas and oil prices were to decrease significantly below present levels (and if such decreases were considered other than temporary), (ii) exploration, drilling and operating costs were to increase significantly beyond current levels, or (iii) we were confronted with any other significantly negative evidence pertaining to our ability to realize our NOL carryforwards prior to their expiration, we may be required to provide a valuation allowance against our deferred tax assets. As of December 31, 2010, we had deferred tax assets of $1.9 billion.

Accounting guidance for recognizing and measuring uncertain tax positions prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. Based on this guidance, we regularly analyze tax positions taken or expected to be taken in a tax return based on the threshold condition prescribed. Tax positions that do not meet or exceed this threshold condition are considered uncertain tax positions. We accrue interest related to these uncertain tax positions which is recognized in interest expense. Penalties, if any, related to uncertain tax positions would be recorded in other expenses. Additional information about uncertain tax positions appears in Note 5 of the notes to our consolidated financial statements.

Disclosures About Effects of Transactions with Related Parties

Chief Executive Officer

As of December 31, 2010, we had accrued accounts receivable from our Chief Executive Officer, Aubrey K. McClendon, of $30 million representing joint interest billings from December 2010 which were invoiced and timely paid in January 2011. Since Chesapeake was founded in 1989, Mr. McClendon has acquired working interests in virtually all of our natural gas and oil properties by participating in our drilling activities under the terms of the Founder Well Participation Program (FWPP) and predecessor participation arrangements provided for in Mr. McClendon's employment agreements. Under the FWPP, approved by our shareholders in June 2005, Mr. McClendon may elect to participate in all or none of the wells drilled by or on behalf of Chesapeake during a calendar year, but he is not allowed to participate only in selected wells. A participation election is required to be received by the Compensation Committee of Chesapeake's Board of Directors not less than 30 days prior to the start of each calendar year. His participation is permitted only under the terms outlined in the FWPP, which, among other things, limits his individual participation to a maximum working interest of 2.5% in a well and prohibits participation in situations where Chesapeake's working interest would be reduced below 12.5% as a result of his participation. In addition, the company is reimbursed for costs associated with leasehold acquired by Mr. McClendon as a result of his well participation.

On December 31, 2008, we entered into a new five-year employment agreement with Mr. McClendon that contained a one-time well cost incentive award to him. The total cost of the award to Chesapeake was $75 million plus employment taxes in the amount of approximately $1 million. We are recognizing the incentive award as general and administrative expense over the five-year vesting period for the clawback described below, resulting in an expense of approximately $15 million per year beginning in 2009. In addition to state and federal income tax withholding, similar employment taxes were imposed on Mr. McClendon and withheld from the award. The net incentive award of approximately $44 million was fully applied against costs attributable to interests in company wells acquired by Mr. McClendon or his affiliates under the FWPP. The incentive award is subject to a clawback equal to any unvested portion of the award if during the initial five-year term of the employment agreement, Mr. McClendon resigns from the company or is terminated for cause by the company.

Other Related Parties

During 2010, our 42%-owned affiliate, Chesapeake Midstream Partners, L.P. (CHKM), provided natural gas gathering and treating services to us in the ordinary course of business. In addition, there are various agreements in place whereby we support CHKM in various functions for which we are reimbursed. During 2010, our transactions with CHKM included the following:

	Year Ended December 31, 2010
	($ in millions)
Amounts paid to CHKM:	
Gas gathering fees	$ 378
Amounts received from CHKM:	
Compressor rentals	48
Inventory purchases	47
Other services provided[(a)]	73
Total amounts received from CHKM	$ 168

(a) Includes amounts received related to the General and Administrative Services and Reimbursement Agreement, the Employee Secondment Agreement, the Shared Services Agreement and the Additional Services and Reimbursement Agreement agreed to at the formation of the joint venture.

As of December 31, 2010, we had a net payable to CHKM of $45 million.

During 2010 and 2009, our 26%-owned affiliate, Frac Tech Holdings, LLC, provided us hydraulic fracturing and other services in the ordinary course of business. During 2010 and 2009, we paid Frac Tech $89 million and $43 million, respectively, for these services. As of December 31, 2010 and 2009, we had $30 million and $8 million, respectively, due Frac Tech for services provided and not yet paid.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) recently issued the following standards which we reviewed to determine the potential impact on our financial statements upon adoption.

In February 2010, the FASB amended its guidance on subsequent events to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. The guidance was effective upon issuance. We adopted this guidance in 2010.

The FASB also issued new guidance requiring additional disclosures about fair value measurements, adding a new requirement to disclose transfers in and out of Levels 1 and 2 measurements and gross presentation of activity within a Level 3 roll forward. The guidance also clarified existing disclosure requirements regarding the level of disaggregation of fair value measurements and disclosures regarding inputs and valuation techniques. We adopted this guidance in the Current Period. Adoption had no impact on our financial position or results of operations. Required disclosures for the reconciliation of purchases, sales, issuance and settlements of financial instruments valued with a Level 3 method are effective beginning on January 1, 2011, and we do not expect the implementation to have a material impact on our financial position or results of operations. See Note 14 of the notes to our consolidated financial statements in Item 8 of this report for discussion regarding fair value measurements.

Forward-Looking Statements

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, expected natural gas and oil production and future expenses, assumptions regarding future natural gas and oil prices, planned capital expenditures, and anticipated asset acquisitions and sales, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Disclosures concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under *Risk Factors* in Item 1A of this report and include:

- the volatility of natural gas and oil prices;
- the limitations our level of indebtedness may have on our financial flexibility;
- declines in the values of our natural gas and oil properties resulting in ceiling test write-downs;
- the availability of capital on an economic basis, including planned asset monetization transactions, to fund reserve replacement costs;
- our ability to replace reserves and sustain production;
- uncertainties inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production and the timing of development expenditures;
- inability to generate profits or achieve targeted results in our development and exploratory drilling and well operations;
- leasehold terms expiring before production can be established;
- hedging activities resulting in lower prices realized on natural gas and oil sales and the need to secure hedging liabilities;
- drilling and operating risks, including potential environmental liabilities;
- changes in legislation and regulation adversely affecting our industry and our business;
- general economic conditions negatively impacting us and our business counterparties;
- transportation capacity constraints and interruptions that could adversely affect our cash flow; and
- losses possible from pending or future litigation.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this report and our other filings with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Natural Gas and Oil Hedging Activities

Our results of operations and cash flows are impacted by changes in market prices for natural gas and oil. To mitigate a portion of the exposure to adverse market changes, we have entered into various derivative instruments. These instruments allow us to predict with greater certainty the effective natural gas and oil prices to be received for our hedged production. Although derivatives often fail to achieve 100% effectiveness for accounting purposes, we believe our derivative instruments continue to be highly effective in achieving our risk management objectives.

Our general strategy for attempting to mitigate exposure to adverse natural gas and oil price changes is to hedge into strengthening natural gas and oil futures markets when prices allow us to generate high cash margins and when we view prices to be in the upper range of our predicted future price range. Information we consider in forming an opinion about future prices includes general economic conditions, industrial output levels and expectations, producer breakeven cost structures, liquefied natural gas import trends, natural gas and oil storage inventory levels, industry decline rates for base production and weather trends.

We use a wide range of derivative instruments to achieve our risk management objectives, including swaps and options (puts or calls). All of these are described in more detail below. We typically use swaps for a large portion of the natural gas and oil volume we hedge. Swaps are used when the price level is acceptable. We also sell calls, taking advantage of market volatility for a portion of our projected production volumes when the strike price levels and the premiums are attractive to us. Beginning in late 2009 and in 2010, we have taken advantage of attractive strip prices in 2012 through 2017 and sold natural gas and oil call options to our counterparties in exchange for 2010, 2011 and 2012 natural gas swaps with fixed prices above the then current market price. This effectively allowed us to sell out-year volatility through call options at terms acceptable to us in exchange for natural gas swaps with fixed prices in excess of the market price for natural gas at that time. Additionally, we sell call options when we would be satisfied to sell our production at the price being capped by the call strike or believe it to be more likely than not that the future natural gas or oil price will stay below the call strike price plus the premium we will receive.

We determine the volume we may potentially hedge by reviewing the company's estimated future production levels, which are derived from extensive examination of existing producing reserve estimates and estimates of likely production (risked) from new drilling. Production forecasts are updated at least monthly and adjusted if necessary to actual results and activity levels. We do not hedge more volumes than we expect to produce, and if production estimates are lowered for future periods and hedges are already executed for some volume above the new production forecasts, the hedges are reversed. The actual fixed hedge price on our derivative instruments is derived from bidding and the reference NYMEX price, as reflected in current NYMEX trading. The pricing dates of our derivative contracts follow NYMEX futures. All of our derivative instruments are net settled based on the difference between the fixed price as stated in the contract and the floating-price payment, resulting in a net amount due to or from the counterparty.

We adjust our derivative positions in response to changes in prices and market conditions as part of an ongoing dynamic process. We review our derivative positions continuously and if future market conditions change and prices have fallen to levels we believe could jeopardize the effectiveness of a position, we will mitigate such risk by either doing a cash settlement with our counterparty, restructuring the position, or by entering into a new swap that effectively reverses the current position (a counter-swap). The factors we consider in closing or restructuring a position before the settlement date are identical to those we reviewed when deciding to enter into the original derivative position. Gains or losses related to closed positions will be realized in the month of related production based on the terms specified in the original contract.

In 2009, we restructured many of our contracts that included knockout features as commodity prices decreased. The knockouts were typically restructured into straight swaps or collars based on strip prices at the time of the restructure. In the latter half of 2010, we restructured a portion of our call options by lowering the strike price on call options sold for 2012 through 2015 and used the value to buy back call options for the same periods. This increased our capacity to hedge additional volumes.

As of December 31, 2010, our natural gas and oil derivative instruments consisted of the following:

- Swaps: Chesapeake receives a fixed price and pays a floating market price to the counterparty for the hedged commodity.
- Call options: Chesapeake sells call options in exchange for a premium from the counterparty. At the time of settlement, if the market price exceeds the fixed price of the call option, Chesapeake pays the counterparty such excess and if the market price settles below the fixed price of the call option, no payment is due from either party.
- Put options: Chesapeake receives a premium from the counterparty in exchange for the sale of a put option. At the time of settlement, if the market price falls below the fixed price of the put option, Chesapeake pays the counterparty such shortfall, and if the market price settles above the fixed price of the put option, no payment is due from either party.
- Knockout swaps: Chesapeake receives a fixed price and pays a floating market price. The fixed price received by Chesapeake includes a premium in exchange for the possibility to reduce the counterparty's exposure to zero, in any given month, if the floating market price is lower than certain pre-determined knockout prices.
- Basis protection swaps: These instruments are arrangements that guarantee a price differential to NYMEX for natural gas from a specified delivery point. For non-Appalachian Basin basis protection swaps, which typically have negative differentials to NYMEX, Chesapeake receives a payment from the counterparty if the price differential is greater than the stated terms of the contract and pays the counterparty if the price differential is less than the stated terms of the contract. For Appalachian Basin basis protection swaps, which typically have positive differentials to NYMEX, Chesapeake receives a payment from the counterparty if the price differential is less than the stated terms of the contract and pays the counterparty if the price differential is greater than the stated terms of the contract.

As of December 31, 2010, we had the following open natural gas and oil derivative instruments.

	Volume	Weighted Average Price				Cash Flow Hedge	Fair Value
		Fixed	Put	Call	Differential		
	(bbtu)	(per mmbtu)					($ in millions)
Natural Gas:							
Swaps:							
Q1 2011	89,354	$ 5.60	$ —	$ —	$ —	Yes	$ 111
Q2 2011	91,023	5.35	—	—	—	Yes	83
Q3 2011	132,480	4.93	—	—	—	Yes	47
Q4 2011	132,480	4.93	—	—	—	Yes	8
2012	12,800	6.00	—	—	—	Yes	12
Other Swaps[a]:							
Q1 2011	142,545	6.43	—	—	—	No	298
Q2 2011	140,512	6.35	—	—	—	No	268
Q3 2011	85,880	6.70	—	—	—	No	183
Q4 2011	85,880	6.73	—	—	—	No	159
2012	122,180	6.19	—	—	—	No	138
Call Options:							
2012	161,077	—	—	6.54	—	No	(39)
2013	436,033	—	—	6.44	—	No	(171)
2014	330,183	—	—	6.44	—	No	(165)
2015	226,446	—	—	6.31	—	No	(140)
2016 – 2020	324,003	—	—	8.31	—	No	(186)
Put Options:							
Q1 2011	(9,000)	—	5.75	—	—	No	(13)
Q2 2011	(9,100)	—	5.75	—	—	No	(12)
Q3 2011	(16,560)	—	5.42	—	—	No	(18)
Q4 2011	(16,560)	—	5.48	—	—	No	(16)
Basis Protection Swaps (Non-Appalachian Basin):							
Q2 2011	19,147	—	—	—	(0.82)	No	(10)
Q3 2011	19,397	—	—	—	(0.82)	No	(10)
Q4 2011	6,545	—	—	—	(0.82)	No	(3)
2012	50,532	—	—	—	(0.78)	No	(22)
2013 – 2019	29,349	—	—	—	(0.69)	No	(9)
Basis Protection Swaps (Appalachian Basin):							
Q1 2011	11,674	—	—	—	0.14	No	(1)
Q2 2011	12,186	—	—	—	0.14	No	—
Q3 2011	12,403	—	—	—	0.14	No	—
Q4 2011	12,324	—	—	—	0.14	No	—
2012 – 2022	134	—	—	—	0.11	No	—
Total Natural Gas							492

	Volume	Weighted Average Price				Cash Flow Hedge	Fair Value
		Fixed	Put	Call	Differential		
	(mbbl)	(per bbl)					($ in millions)
Oil:							
Swaps:							
Q1 2011	180	$ 91.35	$ —	$ —	$ —	Yes	$ —
Q2 2011	182	91.35	—	—	—	Yes	—
Q3 2011	184	91.35	—	—	—	Yes	(1)
Q4 2011	184	91.35	—	—	—	Yes	(1)
Other Swaps[(a)]:							
2012	1,830	100.00	—	—	—	No	(13)
2013	1,825	100.00	—	—	—	No	(16)
Call Options[(b)]:							
Q1 2011	2,250	—	—	72.81	—	No	(28)
Q2 2011	2,275	—	—	72.81	—	No	(33)
Q3 2011	2,300	—	—	72.81	—	No	(37)
Q4 2011	2,300	—	—	72.81	—	No	(40)
2012	15,644	—	—	79.82	—	No	(258)
2013	12,739	—	—	85.37	—	No	(226)
2014	8,707	—	—	87.72	—	No	(151)
2015	7,411	—	—	85.31	—	No	(140)
2016 – 2017	10,600	—	—	84.25	—	No	(216)
Knock-Out Swaps:							
Q1 2011	270	104.75	60.00	—	—	No	3
Q2 2011	273	104.75	60.00	—	—	No	3
Q3 2011	276	104.75	60.00	—	—	No	3
Q4 2011	276	104.75	60.00	—	—	No	2
2012	732	109.50	60.00	—	—	No	8
Total Oil							(1,141)
Total Natural Gas and Oil							$ (649)

(a) Other swaps are swaps not qualifying for designation as cash flow hedges. Other oil swaps include options to extend existing swaps for an additional 12 months. The volume of such extendables in 2012 – 2013 is 3,655 mbbl at a weighted average price of $100.00/bbl.

(b) Included in oil call options are natural gas liquid call options in the amount of 5,000 bbls per day at $39.06/bbl for 2011 and $38.01/bbl for 2012.

In addition to the open derivative positions disclosed above, at December 31, 2010, we had $160 million of net hedging gains related to settled trades for future production periods that will be recorded within natural gas and oil sales as realized gains (losses) as they are transferred from either accumulated other comprehensive income or unrealized gains (losses) in the month of related production based on the terms specified in the original contract as noted below:

	December 31, 2010
	($ in millions)
Q1 2011	$ 68
Q2 2011	82
Q3 2011	79
Q4 2011	68
2012	42
2013	18
2014	(237)
2015	51
2016 – 2022	(11)
Total	$ 160

We have determined the fair value of our derivative instruments utilizing established index prices, volatility curves and discount factors. These estimates are compared to our counterparty values for reasonableness. Derivative transactions are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of our derivative instruments, but to date has not had a material impact on the values of our derivatives. Future risk related to counterparties not being able to meet their obligations has been mitigated under our secured hedging facility which requires counterparties to post collateral if their obligations to Chesapeake are in excess of defined thresholds. The values we report in our financial statements are as of a point in time and subsequently change as these estimates are revised to reflect actual results, changes in market conditions and other factors.

The table below reconciles the years ended December 31, 2010, 2009 and 2008 changes in fair value of our natural gas and oil derivatives. Of the $649 million fair value liability as of December 31, 2010, $947 million relates to contracts maturing in the next 12 months, of which we expect to transfer approximately $15 million (net of income taxes) from accumulated other comprehensive income to net income (loss), and ($1,596) million relates to contracts maturing after 12 months. All transactions hedged as of December 31, 2010 are expected to mature by December 31, 2022.

	2010	2009	2008
	($ in millions)		
Fair value of contracts outstanding, as of January 1	$ 21	$ 1,305	$ (369)
Change in fair value of contracts	995	1,266	1,880
Fair value of new contracts when entered into	(581)	(21)	(569)
Contracts realized or otherwise settled	(1,691)	(2,102)	9
Fair value of contracts when closed	607	(427)	354
Fair value of contracts outstanding, as of December 31	$ (649)	$ 21	$ 1,305

The change in natural gas and oil prices during the year ended December 31, 2010 increased the value of our derivative assets by $995 million. This gain is recorded in natural gas and oil sales or in accumulated other comprehensive income. We entered into new contracts which were in a liability position of $581 million. We settled contracts for $1.691 billion, and we closed out contracts, which were in a liability position of $607 million. The realized gain or loss is recorded in natural gas and oil sales in the month of related production.

Pursuant to accounting guidance for derivatives and hedging, certain derivatives qualify for designation as cash flow hedges. Following these provisions, changes in the fair value of derivative instruments designated as cash flow hedges, to the extent they are effective in offsetting cash flows attributable to the hedged risk, are recorded in accumulated other comprehensive income until the hedged item is recognized in earnings as the physical transactions being hedged occur. Any change in fair value resulting from ineffectiveness is currently recognized in natural gas and oil sales as unrealized gains (losses). Realized gains (losses) are comprised of settled contracts related to the production periods being reported. Unrealized gains (losses) are comprised of both temporary fluctuations in the mark-to-market values of non-qualifying contracts and settled values of non-qualifying derivatives related to future production periods.

The components of natural gas and oil sales for the years ended December 31, 2010, 2009 and 2008 are presented below.

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Natural gas and oil sales	$ 4,248	$ 3,291	$ 7,069
Realized gains (losses) on natural gas and oil derivatives	2,056	2,346	(8)
Unrealized gains (losses) on non-qualifying natural gas and oil derivatives	(634)	(624)	887
Unrealized gains (losses) on ineffectiveness of cash flow hedges	(23)	36	(90)
Total natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858

Interest Rate Risk

The table below presents principal cash flows and related weighted average interest rates by expected maturity dates.

	Years of Maturity						
	2011	2012	2013	2014	2015	Thereafter	Total
	($ in millions)						
Liabilities:							
Long-term debt – fixed rate[a]	$ —	$ —	$ 500	$ —	$ 1,425	$ 7,777	$ 9,702
Average interest rate	—	—	7.63%	—	9.50%	5.29%	6.03%
Long-term debt – variable rate	$ —	$ —	$ —	$ —	$ 3,706	$ —	$ 3,706
Average interest rate	—	—	—	—	2.13%	—	2.13%

(a) This amount does not include the discount included in long-term debt of ($777) million and interest rate derivatives of $9 million.

Changes in interest rates affect the amount of interest we earn on our cash, cash equivalents and short-term investments and the interest rate we pay on borrowings under our revolving bank credit facilities. All of our other long-term indebtedness is fixed rate and, therefore, does not expose us to the risk of fluctuations in earnings or cash flow due to changes in market interest rates. However, changes in interest rates do affect the fair value of our fixed rate debt.

Interest Rate Derivatives

To mitigate our exposure to volatility in interest rates related to our senior notes and credit facilities, we enter into interest rate derivatives. As of December 31, 2010, our interest rate derivative instruments consisted of the following types of instruments:

- Swaps: Chesapeake enters into fixed-to-floating interest rate swaps (we receive a fixed interest rate and pay a floating market rate) to mitigate our exposure to changes in the fair value of our senior notes. We enter into floating-to-fixed interest rate swaps (we receive a floating market rate and a pay fixed interest rate) to manage our interest rate exposure related to our bank credit facility borrowings.
- Call options: Occasionally we sell call options for a premium when we think it is more likely that the option will expire unexercised. The option allows the counterparty to terminate a pre-determined open swap at a specific date.
- Swaptions: Occasionally we sell an option to a counterparty for a premium which allows the counterparty to enter into a pre-determined swap with us on a specific date.

As of December 31, 2010, the following interest rate derivatives were outstanding:

	Notional Amount	Weighted Average Rate		Fair Value Hedge	Net Premiums	Fair Value
		Fixed	Floating[a]			
	($ in millions)				($ in millions)	
Fixed to Floating:						
Swaps						
Mature 2017 - 2020	$ 600	6.75%	3 mL plus 397 bp	Yes	$ —	$ (25)
Mature 2020	$ 250	6.88%	3 mL plus 351 bp	No	—	(4)
Call Options						
Expire Q2 2011	$ 250	6.88%	3 mL plus 351 bp	No	7	(2)
Swaption						
Expire Q1 2011	$ 500	6.56%	3 mL plus 373 bp	No	3	(13)
Floating to Fixed:						
Swaps						
Mature 2014	$ 1,050	2.19%	1– 6 mL	No	—	(25)
					$ 10	$ (69)

(a) Month LIBOR has been abbreviated "mL" and basis points has been abbreviated "bp".

In addition to open derivative positions disclosed above, at December 31, 2010 we had $89 million of net hedging gains related to settled contracts that will be recorded within interest expense as realized gains (losses) as they are transferred from either our senior note liability or unrealized interest expense gains (losses) over the next ten-year term of the related senior notes.

Gains and losses from interest rate derivative transactions are reflected as adjustments to interest expense on the consolidated statements of operations. The components of interest expense for the years ended December 31, 2010, 2009 and 2008 are presented below.

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Interest expense on senior notes	$ 718	$ 765	$ 637
Interest expense on credit facilities	61	60	117
Capitalized interest	(716)	(633)	(585)
Realized (gains) losses on interest rate derivatives	(14)	(23)	(6)
Unrealized (gains) losses on interest rate derivatives	(66)	(91)	85
Amortization of loan discount and other	36	35	23
Total interest expense	$ 19	$ 113	$ 271

Foreign Currency Derivatives

On December 6, 2006, we issued €600 million of 6.25% Euro-denominated Senior Notes due 2017. Concurrent with the issuance of the euro-denominated senior notes, we entered into a cross currency swap to mitigate our exposure to fluctuations in the euro relative to the dollar over the term of the notes. Under the terms of the cross currency swap, on each semi-annual interest payment date, the counterparties pay Chesapeake €19 million and Chesapeake pays the counterparties $30 million, which yields an annual dollar-equivalent interest rate of 7.491%. Upon maturity of the notes, the counterparties will pay Chesapeake €600 million and Chesapeake will pay the counterparties $800 million. The terms of the cross currency swap were based on the dollar/euro exchange rate on the issuance date of $1.3325 to €1.00. Through the cross currency swap, we have eliminated any potential variability in Chesapeake's expected cash flows related to changes in foreign exchange rates and therefore the swap qualifies as a cash flow hedge. The fair value of the cross currency swap is recorded on the consolidated balance sheet as a liability of $43 million at December 31, 2010. The euro-denominated debt in notes payable has been adjusted to $796 million at December 31, 2010 using an exchange rate of $1.3269 to €1.00.

Additional Disclosures Regarding Derivative Instruments

In accordance with accounting guidance for derivatives and hedging, to the extent that a legal right of set-off exists, Chesapeake nets the value of its derivative instruments with the same counterparty in the accompanying consolidated balance sheets. Cash settlements of our derivative instruments are generally classified as operating cash flows unless the derivative contains a significant financing element at contract inception, in which case, these cash settlements are classified as financing cash flows in the accompanying consolidated statements of cash flows.

ITEM 8. *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS

CHESAPEAKE ENERGY CORPORATION

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

It is the responsibility of the management of Chesapeake Energy Corporation to establish and maintain adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Management utilized the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control-Integrated Framework* (COSO framework) in conducting the required assessment of effectiveness of the company's internal control over financial reporting.

Management has performed an assessment of the effectiveness of the company's internal control over financial reporting and has determined the company's internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

/s/ AUBREY K. MCCLENDON

Aubrey K. McClendon
Chairman of the Board and Chief Executive Officer

/s/ DOMENIC J. DELL'OSSO, JR.

Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chesapeake Energy Corporation,

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Chesapeake Energy Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for variable interest entities as of January 1, 2010. Also as discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it estimates the quantities of oil and gas reserves in 2009 and the limitation on its capitalized costs as of December 31, 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Tulsa, Oklahoma

March 1, 2011

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	($ in millions)	
CURRENT ASSETS:		
Cash and cash equivalents	$ 102	$ 307
Accounts receivable	1,974	1,325
Short-term derivative instruments	947	692
Deferred income tax asset	139	24
Other current assets	104	98
Total Current Assets	3,266	2,446
PROPERTY AND EQUIPMENT:		
Natural gas and oil properties, at cost based on full-cost accounting:		
Evaluated natural gas and oil properties	38,952	35,007
Unevaluated properties	14,469	10,005
Natural gas gathering systems and treating plants	1,545	3,516
Other property and equipment	3,726	3,235
Total Property and Equipment, at Cost	58,692	51,763
Less: accumulated depreciation, depletion and amortization	(26,314)	(25,053)
Total Property and Equipment, Net	32,378	26,710
OTHER ASSETS:		
Investments	1,208	404
Long-term derivative instruments	—	60
Other long-term assets	327	294
Total Other Assets	1,535	758
TOTAL ASSETS	$ 37,179	$ 29,914
CURRENT LIABILITIES:		
Accounts payable	$ 2,069	$ 957
Short-term derivative instruments	15	27
Accrued interest	191	218
Other current liabilities	2,215	1,486
Total Current Liabilities	4,490	2,688
LONG-TERM LIABILITIES:		
Long-term debt, net	12,640	12,295
Deferred income tax liabilities	2,384	1,059
Long-term derivative instruments	1,693	787
Asset retirement obligations	301	282
Other long-term liabilities	407	462
Total Long-Term Liabilities	17,425	14,885
CONTINGENCIES AND COMMITMENTS (Note 4)		
EQUITY:		
Chesapeake Stockholders' Equity:		
Preferred Stock, $0.01 par value, 20,000,000 shares authorized: 7,254,515 and 4,659,515 shares issued and outstanding	3,065	466
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 655,251,275 and 648,549,165 shares issued	7	6
Paid-in capital	12,194	12,146
Retained earnings (deficit)	190	(1,261)
Accumulated other comprehensive income (loss), net of tax of $102 million and ($62) million, respectively	(168)	102
Less: treasury stock, at cost; 1,221,299 and 877,205 common shares as of December 31, 2010 and 2009, respectively	(24)	(15)
Total Chesapeake Stockholders' Equity	15,264	11,444
Noncontrolling interest	—	897
Total Equity	15,264	12,341
TOTAL LIABILITIES AND EQUITY	$ 37,179	$ 29,914

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2010	2009	2008
	($ in millions, except per share data)		
REVENUES:			
Natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858
Marketing, gathering and compression sales	3,479	2,463	3,598
Service operations revenue	240	190	173
Total Revenues	9,366	7,702	11,629
OPERATING COSTS:			
Production expenses	893	876	889
Production taxes	157	107	284
General and administrative expenses	453	349	377
Marketing, gathering and compression expenses	3,352	2,316	3,505
Service operations expense	208	182	143
Natural gas and oil depreciation, depletion and amortization	1,394	1,371	1,970
Depreciation and amortization of other assets	220	244	174
Impairment of natural gas and oil properties	—	11,000	2,800
(Gains) losses on sales of other property and equipment	(137)	38	—
Other impairments	21	130	30
Restructuring costs	—	34	—
Total Operating Costs	6,561	16,647	10,172
INCOME (LOSS) FROM OPERATIONS	2,805	(8,945)	1,457
OTHER INCOME (EXPENSE):			
Interest expense	(19)	(113)	(271)
Earnings (losses) from equity investees	227	(39)	(38)
Losses on redemptions or exchanges of debt	(129)	(40)	(4)
Impairment of investments	(16)	(162)	(180)
Other income	16	11	27
Total Other Income (Expense)	79	(343)	(466)
INCOME (LOSS) BEFORE INCOME TAXES	2,884	(9,288)	991
INCOME TAX EXPENSE (BENEFIT):			
Current income taxes	—	4	423
Deferred income taxes	1,110	(3,487)	(36)
Total Income Tax Expense (Benefit)	1,110	(3,483)	387
NET INCOME (LOSS)	1,774	(5,805)	604
Net (income) attributable to noncontrolling interest	—	(25)	—
NET INCOME (LOSS) ATTRIBUTABLE TO CHESAPEAKE	1,774	(5,830)	604
Preferred stock dividends	(111)	(23)	(33)
Loss on conversion/exchange of preferred stock	—	—	(67)
NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$ 1,663	$ (5,853)	$ 504
EARNINGS (LOSS) PER COMMON SHARE:			
Basic	$ 2.63	$ (9.57)	$ 0.94
Diluted	$ 2.51	$ (9.57)	$ 0.93
CASH DIVIDEND DECLARED PER COMMON SHARE	$ 0.30	$ 0.30	$ 0.2925
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING (in millions):			
Basic	631	612	536
Diluted	706	612	545

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME (LOSS)	$ 1,774	$ (5,805)	$ 604
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation, depletion and amortization	1,614	1,615	2,144
Deferred income tax expense (benefit)	1,110	(3,487)	(36)
Unrealized (gains) losses on derivatives	592	497	(712)
Realized (gains) losses on financing derivatives	(621)	(154)	38
Stock-based compensation	147	140	132
Accretion of discount on contingent convertible notes	78	79	79
Restructuring costs	—	12	—
(Gains) losses on sales of other property and equipment	(137)	38	—
(Gains) losses on equity investments	(107)	39	38
Losses on redemptions or exchanges of debt	29	40	4
Impairment of natural gas and oil properties	—	11,000	2,800
Impairment of investments	16	162	180
Other impairments	21	130	30
Other	32	27	(2)
(Increase) decrease in accounts receivable and other assets	(769)	(31)	(22)
Increase (decrease) in accounts payable, accrued liabilities and other	1,338	54	80
Cash provided by operating activities	5,117	4,356	5,357
CASH FLOWS FROM INVESTING ACTIVITIES:			
Exploration and development of natural gas and oil properties	(5,242)	(3,572)	(6,104)
Acquisitions of natural gas and oil proved and unproved properties	(6,945)	(2,268)	(8,593)
Additions to other property and equipment	(1,326)	(1,683)	(3,073)
Proceeds from divestitures of proved and unproved properties	4,292	1,926	7,670
Proceeds from sales of other assets	883	176	219
Additions to investments	(134)	(40)	(74)
Other	(31)	(1)	(10)
Cash used in investing activities	(8,503)	(5,462)	(9,965)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from credit facilities borrowings	15,117	7,761	13,291
Payments on credit facilities borrowings	(13,303)	(9,758)	(11,307)
Proceeds from issuance of senior notes, net of offering costs	1,967	1,346	2,136
Proceeds from issuance of preferred stock, net of offering costs	2,562	—	—
Proceeds from issuance of common stock, net of offering costs	—	—	2,598
Cash paid to redeem debt	(3,434)	—	(312)
Cash paid for common stock dividends	(189)	(181)	(148)
Cash paid for preferred stock dividends	(92)	(23)	(35)
Proceeds from sale of noncontrolling interest in midstream joint venture	—	588	—
Realized gains on financing derivatives	621	109	(167)
Proceeds from mortgage of building	—	54	—
Proceeds from sale/leaseback of real estate surface assets	—	145	—
Net increase (decrease) in outstanding payments in excess of cash balance	20	(249)	330
Other	(88)	(128)	(30)
Cash provided by (used in) financing activities	3,181	(336)	6,356
Net increase (decrease) in cash and cash equivalents	(205)	(1,442)	1,748
Cash and cash equivalents, beginning of period	307	1,749	1
Cash and cash equivalents, end of period	$ 102	$ 307	$ 1,749

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION OF CASH PAYMENTS FOR:

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Interest, net of capitalized interest	$ 11	$ 64	$ 97
Income taxes; net of refunds received	$ (291)	$ 7	$ 296

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

As of December 31, 2010, 2009 and 2008, dividends payable on our common and preferred stock were $90 million, $53 million and $50 million, respectively.

In 2010, 2009 and 2008, natural gas and oil properties were adjusted by $161 million, ($93) million and ($4) million, respectively, as a result of an increase (decrease) in accrued acquisition, exploration and development costs.

In 2010, 2009 and 2008, other property and equipment were adjusted by $14 million, ($53) million and $125 million, respectively, as a result in an increase (decrease) in accrued costs.

As of December 31, 2010 and 2009, we had recorded $371 million and $244 million, respectively, of various liabilities related to the purchase of proved and unproved properties.

In 2010, 2009 and 2008, holders of certain of our contingent convertible senior notes exchanged their notes for shares of common stock in privately negotiated exchanges as summarized below:

Year	Contingent Convertible Senior Notes	Principal Amount	Number of Common Shares Issued
		($ in millions)	(in thousands)
2010	2.25% due 2038	$ 11	299
2009	2.25% due 2038	$ 364	10,210
2008	2.75% due 2035	$ 239	8,841
	2.50% due 2037	272	8,417
	2.25% due 2038	254	6,655
		$ 765	23,913

In 2009 and 2008, we issued 24,822,832 and 1,677,000 shares of common stock, valued at $429 million and $34 million, respectively, for the purchase of proved and unproved properties pursuant to an acquisition shelf registration statement.

In 2010, 2009 and 2008, shares of our cumulative convertible preferred stock were exchanged for or converted into shares of common stock as summarized below:

Year of Exchange/ Conversion	Cumulative Convertible Preferred Stock	Number of Preferred Shares	Number of Common Shares	Type of Transaction
		(in thousands)		
2010	5.0% (series 2005)	5	21	Conversion
2009	6.25%	144	1,239	Conversion
	4.125%	3	183	Conversion
			1,422	
2008	5.0% (series 2005B)	3,654	10,443	Exchange
	4.5%	891	2,228	Exchange
	4.125%	—(a)	2	Conversion
			12,673	

(a) Nominal amount.

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Years Ended December 31,		
	2010	2009	2008
	($ in millions, except per share data)		
PREFERRED STOCK:			
Balance, beginning of period	$ 466	$ 505	$ 960
Issuance of 1,500,000, 0 and 0 shares of 5.75% preferred stock	1,500	—	—
Issuance of 1,100,000, 0 and 0 shares of 5.75% preferred stock (series A)	1,100	—	—
Conversion or exchange of 5,000, 146,801 and 4,545,414 shares of preferred stock for common stock	(1)	(39)	(455)
Balance, end of period	3,065	466	505
COMMON STOCK:			
Balance, beginning of period	6	6	5
Conversion or exchange of convertible notes and preferred stock for 319,274, 11,632,594 and 36,586,347 shares of common stock	—	—	—
Issuance of 0, 0, and 51,750,000 shares of common stock	—	—	1
Issuance of 0, 24,822,832 and 1,677,000 shares of common stock for the purchase of proved and unproved properties	—	—	—
Stock-based compensation	1	—	—
Balance, end of period	7	6	6
PAID-IN CAPITAL:			
Balance, beginning of period	12,146	11,680	7,532
Issuance of 0, 0, and 51,750,000 shares of common stock	—	—	2,697
Issuance of 0, 24,822,832 and 1,677,000 shares of common stock for the purchase of proved and unproved properties	—	421	34
Issuance of 2.25% contingent convertible senior notes due 2038	—	—	345
Conversion or exchange of convertible notes and preferred stock for 319,274, 11,632,594 and 36,586,347 shares of common stock	9	301	934
Stock-based compensation	226	199	188
Offering/transaction expenses	(38)	(16)	(101)
Dividends on common stock	(95)	(185)	—
Dividends on preferred stock	(44)	(22)	—
Exercise of stock options	3	4	8
Allocation of joint venture capital to Global Infrastructure Partners	—	(294)	—
Tax effect on equalization of partners' capital	—	106	—
Tax benefit (reduction in tax benefit) from exercise of stock-based compensation	(13)	(48)	43
Balance, end of period	12,194	12,146	11,680

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY – (Continued)

	Years Ended December 31,		
	2010	2009	2008
	($ in millions, except per share data)		
RETAINED EARNINGS (DEFICIT):			
Balance, beginning of period	$ (1,261)	$ 4,569	$ 4,144
Net income (loss) attributable to Chesapeake	1,774	(5,830)	604
Cumulative effect of accounting change, net of income taxes of $89 million	(142)	—	—
Dividends on common stock	(95)	—	(158)
Dividends on preferred stock	(86)	—	(21)
Balance, end of period	190	(1,261)	4,569
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):			
Balance, beginning of period	102	267	(11)
Hedging activity	(265)	(231)	297
Investment activity	(5)	66	(19)
Balance, end of period	(168)	102	267
TREASURY STOCK – COMMON:			
Balance, beginning of period	(15)	(10)	(6)
Purchase of 351,163, 227,827 and 159,430 shares for company benefit plans	(9)	(5)	(4)
Release of 7,069, 7,898 and 2,975 shares for company benefit plans	—	—	—
Balance, end of period	(24)	(15)	(10)
TOTAL CHESAPEAKE STOCKHOLDERS' EQUITY	15,264	11,444	17,017
NONCONTROLLING INTEREST:			
Balance, beginning of period	897	—	—
Sale of noncontrolling interest in midstream joint venture	—	588	—
Allocation of joint venture capital to Global Infrastructure Partners	—	294	—
Distribution to partner	—	(10)	—
Chesapeake Midstream Partners net income attributable to Global Infrastructure Partners	—	25	—
Deconsolidation of investment in Chesapeake Midstream Partners	(897)	—	—
Balance, end of period	—	897	—
TOTAL EQUITY	$ 15,264	$ 12,341	$ 17,017

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Net income (loss)	$ 1,774	$ (5,805)	$ 604
Other comprehensive income (loss), net of income tax:			
Change in fair value of derivative instruments, net of income taxes of $129 million, $413 million and $113 million, respectively	212	677	186
Reclassification of (gain) loss on settled contracts, net of income taxes of ($298) million, ($540) million and $35 million, respectively	(491)	(885)	55
Ineffective portion of derivatives qualifying for cash flow hedge accounting, net of income taxes of $9 million, ($14) million and $34 million, respectively	14	(23)	56
Unrealized (gain) loss on marketable securities, net of income taxes of ($3) million, $14 million and ($12) million, respectively	(5)	23	(19)
Reclassification of loss on investments, net of income taxes of $0, $26 million and $0, respectively	—	43	—
Comprehensive income (loss)	1,504	(5,970)	882
(Income) attributable to noncontrolling interest	—	(25)	—
Comprehensive income (loss) available to Chesapeake	$ 1,504	$ (5,995)	$ 882

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Company

Chesapeake Energy Corporation ("Chesapeake" or the "company") is a natural gas and oil exploration and production company engaged in the exploration, development and acquisition of properties for the production of natural gas and oil from underground reservoirs, and we provide marketing and other midstream services. Our properties are located in Alabama, Arkansas, Colorado, Kansas, Kentucky, Louisiana, Maryland, Michigan, Mississippi, Montana, Nebraska, New Mexico, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, Utah, Virginia, West Virginia and Wyoming.

Principles of Consolidation

The accompanying consolidated financial statements of Chesapeake include the accounts of our direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Change in Accounting Principles

Effective January 1, 2010, in accordance with new authoritative guidance for variable interest entities, we ceased consolidating our midstream joint venture with Global Infrastructure Partners within our financial statements and began to account for the joint venture under the equity method (see Note 12). Adoption of this new guidance resulted in an after-tax cumulative effect charge to retained earnings of $142 million, which is reflected in our consolidated statement of equity for the year ended December 31, 2010. This charge reflects the difference between the carrying value of our initial investment in the joint venture, which was recorded at carryover basis as an entity under common control, and the fair value of our equity in the joint venture as of the formation date.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the consolidated financial statements, Chesapeake considers investments in all highly liquid instruments with original maturities of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Our accounts receivable are primarily from purchasers of natural gas and oil and exploration and production companies which own interests in properties we operate. This industry concentration has the potential to impact our overall exposure to credit risk, either positively or negatively, in that our customers may be similarly affected by changes in economic, industry or other conditions. We monitor the creditworthiness of all our counterparties. We generally require letters of credit for receivables from customers which are judged to have sub-standard credit, unless the credit risk can otherwise be mitigated. During 2010 and 2008, we recognized nominal amounts of bad debt expense related to potentially uncollectible receivables. During 2009, we recognized $13 million of bad debt expense related to potentially uncollectible receivables.

Accounts receivable consists of the following components:

	December 31, 2010	December 31, 2009
	($ in millions)	
Natural gas and oil sales	$ 821	$ 743
Joint interest	977	394
Service operations	10	7
Related parties[(a)]	30	15
Other	154	190
Allowance for doubtful accounts	(18)	(24)
Total accounts receivable	$ 1,974	$ 1,325

(a) See Note 6 for discussion of related party transactions.

Natural Gas and Oil Properties

Chesapeake follows the full-cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. We capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities (see Note 10). Capitalized costs are amortized on a composite unit-of-production method based on proved natural gas and oil reserves. Estimates of our proved reserves as of December 31, 2010 were prepared by both third-party engineering firms and Chesapeake's internal staff. Approximately 78% of these proved reserves estimates (by volume) at December 31, 2010 were prepared by independent engineering firms. In addition, our internal engineers review and update our reserves on a quarterly basis. The average composite rates used for depreciation, depletion and amortization of natural gas and oil properties were $1.35 per mcfe in 2010, $1.51 per mcfe in 2009 and $2.34 per mcfe in 2008.

Proceeds from the sale of properties are accounted for as reductions of capitalized costs unless such sales involve a significant change in proved reserves and significantly alter the relationship between costs and the value of proved reserves, in which case a gain or loss is recognized.

The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties and otherwise if impairment has occurred. Unevaluated properties are grouped by major prospect area where individual property costs are not significant and are assessed individually when individual costs are significant.

We review the carrying value of our natural gas and oil properties under the full-cost accounting rules of the Securities and Exchange Commission on a quarterly basis. This quarterly review is referred to as a ceiling test. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues (adjusted for cash flow hedges) less estimated future expenditures to be incurred in developing and producing the proved reserves, less any related income tax effects. In calculating estimated future net revenues, current prices are calculated as the unweighted arithmetical average of natural gas and oil prices on the first day of each month within the 12-month period ended. Costs used are those as of the end of the appropriate quarterly period. Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including the effects of derivatives qualifying as cash flow hedges. Based on average prices on the first day of each month within the 12-month period ending December 31, 2010, these cash flow hedges increased the full-cost ceiling by $176 million. Our qualifying cash flow hedges as of December 31, 2010, which consisted of swaps, covered 450 bcfe and 13 bcfe in 2011 and 2012, respectively. Our natural gas and oil hedging activities are discussed in Note 9 of these consolidated financial statements.

Two primary factors impacting the ceiling test are reserve levels and natural gas and oil prices, and their associated impact on the present value of estimated future net revenues. Revisions to estimates of natural gas and oil reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues. Any excess of the net book value, less deferred income taxes, is written off as an expense.

We account for seismic costs in accordance with Rule 4-10 of Regulation S-X. Specifically, Rule 4-10 requires that all companies that use the full-cost method capitalize exploration costs as part of their natural gas and oil properties (i.e., full-cost pool). Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Further, exploration costs include, among other things, geological and geophysical studies and salaries and other expenses of geologists, geophysical crews and others conducting those studies. Such costs are capitalized as incurred. Seismic costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties. The company reviews its unproved properties and associated seismic costs quarterly in order to ascertain whether impairment has occurred. To the extent that seismic costs cannot be directly associated with specific unevaluated properties, they are included in the amortization base as incurred.

Other Property and Equipment

Other property and equipment consists primarily of natural gas gathering systems and treating plants, drilling rigs and associated equipment, land, buildings and improvements, natural gas compressors, vehicles and office equipment. Major renewals and betterments are capitalized while the costs of repairs and maintenance are charged to expense as incurred. The costs of assets retired or otherwise disposed of and the applicable accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in operating costs. Other property and equipment costs, excluding land, are depreciated on a straight-line basis. A summary of other property and equipment and the useful lives is as follows:

	December 31, 2010	December 31, 2009	Useful Life
	($ in millions)		(in years)
Natural gas gathering systems and treating plants	$ 1,545	$ 3,516	20
Buildings and improvements	902	805	10 – 39
Drilling rigs and equipment	900	687	3 – 15
Natural gas compressors	304	325	20
Land	911	868	—
Other	709	550	2 – 7
Total other property and equipment, at cost	5,271	6,751	
Less: accumulated depreciation and amortization	(720)	(834)	
Total other property and equipment, net	$ 4,551	$ 5,917	

Realization of the carrying value of other property and equipment is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are determined to be impaired if a forecast of undiscounted estimated future net operating cash flows directly related to the asset, including disposal value, if any, is less than the carrying amount of the asset. If any asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. An estimate of fair value is based on the best information available, including prices for similar assets. For 2010, we recorded an impairment of $21 million to natural gas gathering systems primarily related to the obsolescence of certain midstream assets. For 2009, we recorded an impairment of $86 million associated with certain of our midstream assets and $27 million associated with certain of our service operations assets. For 2008, we recorded an impairment of $30 million associated with certain of our midstream assets.

Investments

Investments in securities are accounted for under the equity method in circumstances where we are deemed to exercise significant influence over the operating and investing policies of the investee but do not have control. Under the equity method, we recognize our share of the investee's earnings in our consolidated statements of operations. Investments in securities not accounted for under the equity method are accounted for under the cost method. Investments in marketable equity securities accounted for under the cost method have been designated as available for sale and, as such, are recorded at fair value. We evaluate our investments for impairment in value and recognize a charge to earnings when any identified impairment is judged to be other than temporary. For 2010, 2009 and 2008, we recorded investment impairments of $16 million, $162 million and $180 million, respectively. See Note 12 for further discussion of investments.

Capitalized Interest

During 2010, 2009 and 2008, interest of approximately $711 million, $627 million and $585 million, respectively, was capitalized on significant investments in unproved properties that were not being currently depreciated, depleted or amortized and on which exploration activities were in progress. An additional $5 million and $6 million was capitalized in 2010 and 2009, respectively, on midstream assets which were under construction. Interest is capitalized using a weighted average interest rate based on our outstanding borrowings.

Accounts Payable and Other Current Liabilities

Included in accounts payable at December 31, 2010 and 2009, are liabilities of approximately $251 million and $231 million, respectively, representing the amount by which checks issued, but not yet presented to our banks for collection, exceeded balances in applicable bank accounts. Other current liabilities as of December 31, 2010 and 2009 are detailed below:

	December 31,	
	2010	2009
	($ in millions)	
Revenues and royalties due others	$ 732	$ 565
Accrued drilling and production costs	398	230
Accrued acquisition costs	371	244
JIB prepayments received	221	102
Accrued payroll	123	96
Accrued dividends	90	53
Other	280	196
Total Other Current Liabilities	$ 2,215	$ 1,486

Debt Issuance and Hedge Facility Costs

Included in other long-term assets are costs associated with the issuance of our senior notes and costs associated with our revolving bank credit facilities and hedging facilities. The remaining unamortized issuance costs at December 31, 2010 and 2009 totaled $162 million and are being amortized over the life of the senior notes, revolving credit facilities or hedging facilities.

Asset Retirement Obligations

We recognize liabilities for retirement obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction and development of the assets. We recognize the fair value of a liability for a retirement obligation in the period in which the liability is incurred. For natural gas and oil properties, this is the period in which a natural gas or oil well is acquired or drilled. The asset retirement obligation is capitalized as part of the carrying amount of our natural gas and oil properties at its discounted fair value. The liability is then accreted each period until the liability is settled or the well is sold, at which time the liability is removed. See Note 15 for further discussion of asset retirement obligations.

Revenue Recognition

Natural Gas and Oil Sales. Revenue from the sale of natural gas and oil is recognized when title passes, net of royalties due to third parties.

Natural Gas Imbalances. We follow the "sales method" of accounting for our natural gas revenue whereby we recognize sales revenue on all natural gas sold to our purchasers, regardless of whether the sales are proportionate to our ownership in the property. An asset or a liability is recognized to the extent that we have an imbalance in excess of the remaining natural gas reserves on the underlying properties. The natural gas imbalance net position at December 31, 2010 and 2009 was a liability of $7 million.

Marketing Gathering and Compression Sales. Chesapeake takes title to the natural gas it purchases from other working interest owners in operated wells, arranges for transportation and delivers the natural gas to third parties, at which time revenues are recorded. Chesapeake's results of operations related to its natural gas and oil marketing activities are presented on a "gross" basis, because we act as a principal rather than an agent. Gathering and compression revenues consist of fees recognized for the gathering, treating and compression of natural gas. Revenues are recognized when the service is performed and are based upon non-regulated rates and the related gathering, treating and compression volumes. All significant intercompany accounts and transactions have been eliminated.

Service Operations Revenue. We have drilling rig and trucking operations which primarily service Chesapeake-operated drilling operations. Revenues are recognized when the service is performed. All significant intercompany accounts and transactions have been eliminated.

Hedging

Chesapeake uses commodity price and financial risk management instruments to mitigate our exposure to price fluctuations in natural gas and oil and changes in interest rates and foreign exchange rates. Results of natural gas and oil derivative transactions are reflected in natural gas and oil sales and results of interest rate and foreign exchange rate hedging transactions are reflected in interest expense.

We have established the fair value of our derivative instruments utilizing established index prices, volatility curves and discount factors. These estimates are compared to our counterparty values for reasonableness. Derivative transactions are subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of our derivative instruments, but to date has not had a material impact on the values of our derivatives. The values we report in our financial statements are as of a point in time and subsequently change as these estimates are revised to reflect actual results, changes in market conditions and other factors.

Accounting guidance for derivative instruments and hedging activities establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair value and included in the consolidated balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Any change in the fair value resulting from ineffectiveness is recognized immediately in natural gas and oil sales. For interest rate derivative instruments designated as fair value hedges, changes in fair value are recorded on the consolidated balance sheets as assets (liabilities), and the debt's carrying value amount is adjusted by the change in the fair value of the debt subsequent to the initiation of the derivative. Differences between the changes in the fair values of the hedged item and the derivative instrument, if any, represent gains or losses on ineffectiveness and are reflected currently in interest expense. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Changes in fair value of contracts that do not qualify as hedges or are not designated as hedges are also recognized currently in earnings. Cash settlements of our derivative arrangements are generally classified as operating cash flows unless the derivative contains a significant financing element at contract inception, in which case these cash settlements are classified as financing cash flows in the accompanying consolidated statement of cash flows.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Stock-Based Compensation

Chesapeake's stock-based compensation programs consist of restricted stock and stock options issued to employees and non-employee directors. We recognize in our financial statements the cost of employee services received in exchange for awards of equity instruments based on the fair value at the date of grant of those awards. We utilize the Black-Scholes option pricing model to measure the fair value of stock options. To the extent compensation cost relates to employees directly involved in natural gas and oil exploration and development activities, such amounts are capitalized to natural gas and oil properties. Amounts not capitalized to natural gas and oil properties are recognized as general and administrative expenses, production expenses, marketing, gathering and compression expenses or service operations expense.

For the years ended December 31, 2010, 2009 and 2008, we recorded the following stock-based compensation:

	2010	2009	2008
	($ in millions)		
Natural gas and oil properties	$ 120	$ 112	$ 109
General and administrative expenses	84	74	85
Production expenses	35	34	30
Marketing, gathering and compression expenses	18	16	11
Service operations expense	9	8	6
Restructuring costs	—	9	—
Total	$ 266	$ 253	$ 241

Cash inflows resulting from tax deductions in excess of compensation expense recognized for stock options and restricted stock ("excess tax benefits") are classified as financing cash inflows in our consolidated statements of cash flows. For the years ended December 31, 2010 and 2009, we recognized a reduction in tax benefits related to stock-based compensation of $13 million and $48 million which is reported in operating activities on our consolidated statements of cash flows. For the year ended December 31, 2008, we recognized $43 million of excess tax benefits from stock-based compensation as cash provided by financing activities on our consolidated statements of cash flows.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for 2009 and 2008 to conform to the presentation used for the 2010 consolidated financial statements.

2. Net Income Per Share

Accounting guidance for Earnings Per Share (EPS) requires presentation of "basic" and "diluted" earnings per share on the face of the statements of operations for all entities with complex capital structures as well as a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

For the year ended December 31, 2010, all outstanding securities that are convertible into common stock were included in the calculation of diluted EPS. For the years ended December 31, 2009 and 2008, the following securities and associated adjustments to net income, comprised of dividends and loss on conversions/exchanges, were not included in the calculation of diluted EPS, as the effects were antidilutive:

	Net Income Adjustments ($ in millions)	Shares (in millions)
Year Ended December 31, 2009:		
Common stock equivalent of our preferred stock outstanding:		
4.50% cumulative convertible preferred stock	$ 12	6
5.00% cumulative convertible preferred stock (series 2005B)	$ 10	5
Common stock equivalent of our preferred stock outstanding prior to conversion:		
6.25% mandatory convertible preferred stock	$ 1	1
Unvested restricted stock	$ —	6
Outstanding stock options	$ —	1
Year Ended December 31, 2008:		
Common stock equivalent of our preferred stock outstanding:		
4.50% cumulative convertible preferred stock	$ 12	6
5.00% cumulative convertible preferred stock (series 2005B)	$ 10	5
6.25% mandatory convertible preferred stock	$ 2	1
Common stock equivalent of our preferred stock outstanding prior to conversion:		
4.50% cumulative convertible preferred stock	$ 14	1
5.00% cumulative convertible preferred stock (series 2005B)	$ 62	4

As a result of the net loss to common stockholders for the year ended December 31, 2009, both basic weighted average shares outstanding, which are used in computing basic EPS, and diluted weighted average shares outstanding, which are used in computing diluted EPS, were 612 million shares. The basic and diluted loss per common share was $9.57.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A reconciliation for the years ended December 31, 2010 and 2008 is as follows:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in millions, except per share data)		
For the Year Ended December 31, 2010:			
Basic EPS	$ 1,663	631	$ 2.63
Effect of Dilutive Securities:			
Assumed conversion as of the beginning of the period of preferred shares outstanding during the period:			
Common shares assumed issued for 5.75% cumulative convertible preferred stock	49	32	
Common shares assumed issued for 5.75% cumulative convertible preferred stock (series A)	39	25	
Common shares assumed issued for 5.00% cumulative convertible preferred stock (series 2005B)	11	5	
Common shares assumed issued for 4.50% cumulative convertible preferred stock	12	6	
Unvested restricted stock	—	6	
Outstanding stock options	—	1	
Diluted EPS	$ 1,774	706	$ 2.51
For the Year Ended December 31, 2008:			
Basic EPS	$ 504	536	$ 0.94
Effect of Dilutive Securities:			
Effect of contingent convertible senior notes outstanding during the period	—	1	
Unvested restricted stock	—	6	
Outstanding stock options	—	2	
Diluted EPS	$ 504	545	$ 0.93

3. Debt

Our long-term debt consisted of the following at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
	($ in millions)	
7.5% senior notes due 2013	$ —	$ 364
7.625% senior notes due 2013	500	500
7.0% senior notes due 2014	—	300
7.5% senior notes due 2014	—	300
6.375% senior notes due 2015	—	600
9.5% senior notes due 2015	1,425	1,425
6.625% senior notes due 2016	—	600
6.875% senior notes due 2016	—	670
6.25% euro-denominated senior notes due 2017[a]	796	860
6.5% senior notes due 2017	1,100	1,100
6.25% senior notes due 2018	—	600
6.875% senior notes due 2018	600	—
7.25% senior notes due 2018	800	800
6.625% senior notes due 2020	1,400	—
6.875% senior notes due 2020	500	500
2.75% contingent convertible senior notes due 2035[b]	451	451
2.5% contingent convertible senior notes due 2037[b]	1,378	1,378
2.25% contingent convertible senior notes due 2038[b]	752	763
Corporate revolving bank credit facility	3,612	1,892
Midstream revolving bank credit facility	94	—
Midstream joint venture revolving bank credit facility[c]	—	44
Discount on senior notes[d]	(777)	(921)
Interest rate derivatives[e]	9	69
Total notes payable and long-term debt	$ 12,640	$ 12,295

(a) The principal amount shown is based on the dollar/euro exchange rate of $1.3269 to €1.00 and $1.4332 to €1.00 as of December 31, 2010 and 2009, respectively. See Note 9 for information on our related foreign currency derivatives.

(b) The holders of our contingent convertible senior notes may require us to repurchase, in cash, all or a portion of their notes at 100% of the principal amount of the notes on any of four dates that are five, ten, fifteen and twenty years before the maturity date. The notes are convertible, at the holder's option, prior to maturity under certain circumstances into cash and, if applicable, shares of our common stock using a net share settlement process. One such triggering circumstance is when the price of our common stock exceeds a threshold amount during a specified period in a fiscal quarter. Convertibility based on common stock price is measured quarter by quarter. In the fourth quarter of 2010, the price of our common stock was below the threshold level for each series of the contingent convertible senior notes during the specified period and, as a result, the holders do not have the option to convert their notes into cash and common stock in the first quarter of 2011 under this provision. The notes are also convertible, at the holder's option, during specified five-day periods if the trading price of the notes is below certain levels determined by reference to the trading price of our common stock. In general, upon conversion of a contingent convertible senior note, the holder will receive cash equal to the principal amount of the note and common stock for the note's conversion value in excess of such principal amount. We will pay contingent interest on the convertible senior notes after they have been outstanding at least ten years, under certain conditions. We may redeem the convertible senior notes once they have been outstanding for ten years at a redemption price of 100% of the principal amount of the notes, payable in cash. The optional repurchase dates, the common stock price conversion threshold amounts and the ending date of the first six-month period contingent interest may be payable for the contingent convertible senior notes are as follows:

Contingent Convertible Senior Notes	Repurchase Dates	Common Stock Price Conversion Thresholds	Contingent Interest First Payable (if applicable)
2.75% due 2035	November 15, 2015, 2020, 2025, 2030	$ 48.62	May 14, 2016
2.5% due 2037	May 15, 2017, 2022, 2027, 2032	$ 64.26	November 14, 2017
2.25% due 2038	December 15, 2018, 2023, 2028, 2033	$ 107.36	June 14, 2019

(c) Effective January 1, 2010, our midstream joint venture, CMP, was no longer consolidated in accordance with new authoritative guidance. See Note 1 for further details.

(d) Discount at December 31, 2010 and 2009 included $711 million and $794 million, respectively, associated with the equity component of our contingent convertible senior notes. This discount is amortized based on an effective yield method.

(e) See Note 9 for further discussion related to these instruments.

Senior Notes

Our senior notes are unsecured senior obligations of Chesapeake and rank equally in right of payment with all of our other existing and future senior indebtedness and rank senior in right of payment to all of our future subordinated indebtedness. Chesapeake is a holding company and owns no operating assets and has no significant operations independent of its subsidiaries. Our senior note obligations are guaranteed by certain of our wholly owned subsidiaries, excluding CMD and its subsidiaries. See Note 17 for condensed consolidating financial information regarding our guarantor and non-guarantor subsidiaries. We may redeem the senior notes, other than the contingent convertible senior notes, at any time at specified make-whole or redemption prices. Our senior notes are governed by indentures containing covenants that may limit our ability and our subsidiaries' ability to incur certain secured indebtedness; enter into sale/leaseback transactions; and consolidate, merge or transfer assets.

We are required to account for the liability and equity components of our convertible debt instruments separately and to reflect interest expense at the interest rate of similar nonconvertible debt at the time of issuance. These rates for our 2.75% Contingent Convertible Senior Notes due 2035, our 2.5% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 are 6.86%, 8.0% and 8.0%, respectively.

On June 21, 2010, we redeemed for an aggregate redemption price of approximately $1.366 billion, plus accrued interest, approximately $364 million in principal amount of our outstanding 7.50% Senior Notes due 2013, $300 million in principal amount of our 7.50% Senior Notes due 2014 and approximately $670 million in principal amount of our 6.875% Senior Notes due 2016. Associated with the redemptions, we recognized a loss of $69 million in 2010.

On July 22, 2010, we redeemed for a redemption price of approximately $619 million, plus accrued interest, all $600 million in principal amount of our 6.375% Senior Notes due 2015. Associated with the redemption, we recognized a loss of $19 million in 2010.

On August 3, 2010, we filed a shelf registration statement on Form S-3 with the SEC for the offering from time to time of debt securities.

On August 17, 2010, we completed a public offering of $2.0 billion aggregate principal amount of senior notes for net proceeds of approximately $1.967 billion. The offering consisted of $600 million of 6.875% Senior Notes due 2018 and $1.4 billion of 6.625% Senior Notes due 2020. Both series were priced at par.

On August 30, 2010, we completed tender offers to purchase for cash $245 million of 7.00% Senior Notes due 2014, $567 million of 6.625% Senior Notes due 2016 and $582 million of 6.25% Senior Notes due 2018. On September 16, 2010, we redeemed the remaining $55 million of 7.00% Senior Notes due 2014, $33 million of 6.625% Senior Notes due 2016 and $18 million of 6.25% Senior Notes due 2018 based on the redemption provisions in the indentures. Associated with the August 2010 tender offers and redemptions, we recognized a loss of $40 million in 2010.

During 2010, holders of our 2.25% Contingent Convertible Senior Notes due 2038 exchanged approximately $11 million in aggregate principal amount for an aggregate of 298,500 shares of our common stock in privately negotiated exchanges. Associated with these exchanges, we recognized a loss of $2 million in 2010.

During 2009, holders of our 2.25% Contingent Convertible Senior Notes due 2038 exchanged approximately $364 million in aggregate principal amount for an aggregate of 10,210,169 shares of our common stock in privately negotiated exchanges. Associated with these exchanges, we recognized a loss of $40 million in 2009.

No scheduled principal payments are required under our senior notes until 2013 when $500 million is due.

Bank Credit Facilities

We utilize two revolving bank credit facilities, described below, as sources of liquidity.

	Corporate Credit Facility[a]	Midstream Credit Facility[b]
	($ in millions)	
Borrowing capacity	$ 4,000	$ 300
Maturity date	December 2015	July 2015
Facility structure	Senior secured revolving	Senior secured revolving
Amount outstanding as of December 31, 2010	$ 3,612	$ 94
Letters of credit outstanding as of December 31, 2010	$ 13	$ —

(a) Borrower is Chesapeake Exploration, L.L.C.

(b) Borrower is Chesapeake Midstream Operating, L.L.C., a wholly owned subsidiary of Chesapeake Midstream Development, L.P.

Our credit facilities do not contain material adverse change or adequate assurance covenants. Although the applicable interest rates under our corporate credit facility fluctuate slightly based on our long-term senior unsecured credit ratings, neither of our credit facilities contains provisions which would trigger an acceleration of amounts due under the facilities or a requirement to post additional collateral in the event of a downgrade of our credit ratings.

Corporate Credit Facility

Our $4.0 billion syndicated revolving bank credit facility is used for general corporate purposes. Borrowings under the facility are secured by natural gas and oil proved reserves and bear interest at our option at either (i) the greater of the reference rate of Union Bank, N.A. or the federal funds effective rate plus 0.50%, both of which are subject to a margin that varies from 0.50% to 1.25% per annum according to our senior unsecured long-term debt ratings, or (ii) the Eurodollar rate, which is based on the London Interbank Offered Rate (LIBOR), plus a margin that varies from 1.50% to 2.25% per annum according to our senior unsecured long-term debt ratings. The collateral value and borrowing base are determined periodically. The unused portion of the facility is subject to a commitment fee of 0.50% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals.

The credit facility agreement contains various covenants and restrictive provisions which limit our ability to incur additional indebtedness, make investments or loans and create liens and require us to maintain an indebtedness to total capitalization ratio and an indebtedness to EBITDA ratio, in each case as defined in the agreement. We were in compliance with all covenants under the agreement at December 31, 2010. If we should fail to perform our obligations under these and other covenants, the revolving credit commitment could be terminated and any outstanding borrowings under the facility could be declared immediately due and payable. Such acceleration, if involving a principal amount of $50 million or more, would constitute an event of default under our senior note indentures, which could in turn result in the acceleration of a significant portion of our senior note indebtedness. The credit facility agreement also has cross default provisions that apply to other indebtedness of Chesapeake and its restricted subsidiaries with an outstanding principal amount in excess of $125 million.

The facility is fully and unconditionally guaranteed, on a joint and several basis, by Chesapeake and certain of our wholly owned subsidiaries.

Midstream Credit Facility

Our $300 million midstream syndicated revolving bank credit facility is used to fund capital expenditures to build natural gas gathering and other systems for our drilling program and for general corporate purposes associated with our midstream operations. Borrowings under the midstream credit facility are secured by all of the assets of the wholly owned subsidiaries (the restricted subsidiaries) of Chesapeake Midstream Development, L.P. (CMD), itself a wholly owned subsidiary of Chesapeake, and bear interest at our option at either (i) the greater of the reference rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, and the one-month LIBOR plus 1.00%, all of which are subject to a margin that varies from 1.75% to 2.25% per annum according to the most recent leverage ratio described below or (ii) the Eurodollar rate, which is based on the LIBOR plus a margin that varies from 2.75% to 3.25% per annum according to the most recent leverage ratio. The unused portion of the facility is subject to a commitment fee of 0.50% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals.

The midstream credit facility agreement contains various covenants and restrictive provisions which limit the ability of CMD and its restricted subsidiaries to incur additional indebtedness, make investments or loans and create liens. The agreement requires maintenance of a leverage ratio based on the ratio of indebtedness to EBITDA and an interest coverage ratio based on the ratio of EBITDA to interest expense, in each case as defined in the agreement. The leverage ratio increases during any three-quarter period, beginning in the quarter in which CMD makes a material disposition of assets to our master limited partnership midstream affiliate, Chesapeake Midstream Partners, L.P. As of December 21, 2010, the leverage ratio increased for a three fiscal quarter period beginning October 1, 2010 due to the sale of the Springridge gathering system as it was classified as a material disposition of assets. We were in compliance with all covenants under the agreement at December 31, 2010. If CMD or its restricted subsidiaries should fail to perform their obligations under these and other covenants, the revolving credit commitment could be terminated and any outstanding borrowings under the facility could be declared immediately due and payable. The midstream credit facility agreement also has cross default provisions that apply to other indebtedness CMD and its restricted subsidiaries may have with an outstanding principal amount in excess of $15 million.

Other Financings

In 2009, we financed 113 real estate surface assets in the Barnett Shale area for approximately $145 million and entered into a 40-year master lease agreement under which we agreed to lease the sites for approximately $15 million to $27 million annually. This lease transaction was recorded as a financing lease and the cash received was recorded with an offsetting long-term liability on the consolidated balance sheet. Chesapeake exercised its option to repurchase two of the assets in 2010. As of December 31, 2010, 111 assets were leased and the minimum aggregate undiscounted future lease payments were approximately $828 million. This obligation is recorded in other long-term liabilities on our consolidated balance sheets.

In 2009, we financed our regional Barnett Shale headquarters building in Fort Worth, Texas for net proceeds of approximately $54 million with a five-year term loan which has a floating rate of prime plus 275 basis points. At our option, we may prepay in full without penalty beginning in year four. The payment obligation is guaranteed by Chesapeake. This obligation is recorded in other long-term liabilities on our consolidated balance sheets.

4. Contingencies and Commitments

Litigation

On February 25, 2009, a putative class action was filed in the U.S. District Court for the Southern District of New York against the company and certain of its officers and directors along with certain underwriters of the company's July 2008 common stock offering. Following the appointment of a lead plaintiff and counsel, the plaintiff filed an amended complaint on September 11, 2009 alleging that the registration statement for the offering contained material misstatements and omissions and seeking damages under Sections 11, 12 and 15 of the Securities Act of 1933 of an unspecified amount and rescission. The action was transferred to the U.S. District Court for the Western District of Oklahoma on October 13, 2009. The defendants' motion to dismiss was denied on September 2, 2010. A derivative action was also filed in the District Court of Oklahoma County, Oklahoma on March 10, 2009 against the company's directors and certain of its officers alleging breaches of fiduciary duties relating to the disclosure matters alleged in the securities case. The derivative action is stayed pursuant to stipulation. We are currently unable to assess the probability of loss or estimate a range of potential loss associated with the securities class action case, which is at an early stage.

Chesapeake is also involved in various other lawsuits and disputes incidental to its business operations, including commercial disputes, personal injury claims, claims for underpayment of royalties, property damage claims and contract actions. With regard to the latter, various mineral or leasehold owners have filed lawsuits against us seeking specific performance to require us to acquire their oil and natural gas interests and pay acreage bonus payments, damages based on breach of contract and/or, in certain cases, punitive damages based on alleged fraud. The company believes that it has substantial defenses to the claims made in these purchase and sale cases.

The company records an associated liability when a loss is probable and the amount is reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management is of the opinion that no pending or threatened lawsuit or dispute incidental to its business operations is likely to have a material adverse effect on the company's consolidated financial position, results of operations or cash flows. The final resolution of such matters could exceed amounts accrued, however, and actual results could differ materially from management's estimates.

Environmental Risk

Due to the nature of the natural gas and oil business, Chesapeake and its subsidiaries are exposed to possible environmental risks. Chesapeake has implemented various policies and procedures to avoid environmental contamination and risks from environmental contamination. Chesapeake conducts periodic reviews, on a company-wide basis, to identify changes in our environmental risk profile. These reviews evaluate whether there is a contingent liability, its amount, and the likelihood that the liability will be incurred. The amount of any potential liability is determined by considering, among other matters, incremental direct costs of any likely remediation and the proportionate cost of employees who are expected to devote a significant amount of time directly to any possible remediation effort. We manage our exposure to environmental liabilities on properties to be acquired by identifying existing problems and assessing the potential liability. Depending on the extent of an identified environmental problem, Chesapeake may exclude a property from the acquisition, require the seller to remediate the property to our satisfaction, or agree to assume liability for the remediation of the property. Chesapeake has historically not experienced any significant environmental liability and is not aware of any potential material environmental issues or claims at December 31, 2010. There are currently enforcement actions pending against us related to alleged methane migration in Pennsylvania and compliance with Clean Water Act permitting requirements in West Virginia. While these actions may result in monetary sanctions, we do not expect that they will have a material adverse effect on our operations.

Rig Leases

In a series of transactions since 2006, our drilling subsidiaries have sold 86 drilling rigs and related equipment for $717 million and entered into a master lease agreement under which we agreed to lease the rigs from the buyer for initial terms of seven to ten years. The lease obligations are guaranteed by Chesapeake and certain of its subsidiaries. These transactions were recorded as sales and operating leasebacks and any related gain or loss is amortized to service operations expense over the lease term. Under the rig leases, we can exercise an early purchase option after five and one-half to seven years or on the expiration of the lease term for a purchase price equal to the then fair market value of the rigs. Additionally, in most cases we have the option to renew the rig lease for a negotiated renewal term at a periodic lease payment equal to the fair market rental value of the rigs as determined at the time of renewal.

Compressor Leases

Through various transactions since 2007, our compression subsidiary has sold 2,234 compressors, a significant portion of its existing compressor fleet, for $517 million and entered into a master lease agreement. The term of the agreement varies by buyer ranging from four to ten years. The lease obligations are guaranteed by Chesapeake and certain of its subsidiaries. These transactions were recorded as sales and operating leasebacks and any related gain or loss is amortized to marketing, gathering and compression expenses over the lease term. Under the leases, we can exercise an early purchase option or we can purchase the compressors at expiration of the lease for the fair market value at the time. In addition, in most cases we have the option to renew the lease for negotiated new terms at the expiration of the lease. As of December 31, 2010, approximately 80 new compressors were on order for delivery in 2011 at a cost of approximately $20 million. Our intent is to sell and lease back those compressors as they are delivered if acceptable leasing arrangements are available to us.

Future operating lease obligations related to rigs, compressors and other equipment or property are not recorded in the accompanying consolidated balance sheets. The aggregate undiscounted minimum future lease payments are presented below:

	December 31, 2010			
	Rigs	Compressors	Other	Total
	($ in millions)			
2011	$ 101	$ 61	$ 8	$ 170
2012	102	63	5	170
2013	102	68	4	174
2014	87	122	2	211
2015	29	47	1	77
After 2015	45	68	1	114
Total	$ 466	$ 429	$ 21	$ 916

Rent expense, including short-term rentals, for the years ended December 31, 2010, 2009 and 2008 was $161 million, $149 million and $133 million, respectively.

Transportation Contracts

Chesapeake has various "firm" pipeline transportation service agreements with expiration dates ranging from 2011 to 2099. These commitments are not recorded in the accompanying consolidated balance sheets. Under the terms of these contracts, we are obligated to pay demand charges as set forth in the transporter's Federal Energy Regulatory Commission (FERC) gas tariff. In exchange, the company receives rights to flow natural gas production through pipelines located in highly competitive markets. The aggregate undiscounted amounts of such required demand payments are presented below:

	December 31, 2010
	($ in millions)
2011	$ 353
2012	414
2013	407
2014	402
2015	395
After 2015	2,453
Total	$ 4,424

Drilling Contracts

Currently, we have contracts with various drilling contractors to lease approximately 61 rigs with terms of four months to three years. These commitments are not recorded in the accompanying consolidated balance sheets. The aggregate undiscounted minimum future commitments are presented below:

	December 31, 2010
	($ in millions)
2011	$ 196
2012	35
2013	18
Total	$ 249

Natural Gas and Oil Purchase Obligations

Our marketing segment regularly commits to purchase natural gas from other owners in our properties and such commitments typically are short-term in nature. We have also committed to purchase any natural gas and oil associated with certain volumetric production payment transactions. The purchase commitments are based on market prices at the time of production, and the purchased natural gas and oil is resold.

Minimum Volume Commitments

We are a party to two gas gathering agreements with a subsidiary of Chesapeake Midstream Partners, L.P. (see Note 12), pursuant to which we have committed to deliver annually specified minimum volumes of natural gas. At the end of the term or annually, Chesapeake will be invoiced for any shortfalls in such volume deliveries at the rate specified in the agreement. Volume commitments remaining under the agreement relating to our Barnett Shale production as of December 31, 2010 were as follows:

	Bcf
2011	313
2012	325
2013	338
2014	351
2015	365
After 2015[(a)]	1,321
Total	3,013

(a) Final commitment period is for the six months ending June 30, 2019.

Volume commitments remaining under the agreement relating to our Haynesville Shale production as of December 31, 2010 were as follows:

	Bcf
2011	104
2012	118
2013	135
Total	357

In addition, Chesapeake has entered into commitments to deliver approximately 2.56 tcf through December 2023 to third-party midstream companies.

Net Acreage Maintenance Commitments

Under the terms of our industry participation agreements with our partners (Statoil, Total and CNOOC), we are required to extend, renew or replace certain expiring joint leasehold, at our cost, to ensure that the net acreage is maintained in certain designated areas.

Other Commitments

As of December 31, 2010, we had commitments to acquire additional proved and unproved properties in various transactions during the next twelve months for approximately $350 million.

5. Income Taxes

The components of the income tax provision (benefit) for each of the periods presented below are as follows:

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Current	$ —	$ 4	$ 423
Deferred	1,110	(3,487)	(36)
Total	$ 1,110	$ (3,483)	$ 387

The effective income tax expense (benefit) differed from the computed "expected" federal income tax expense on earnings before income taxes for the following reasons:

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Income tax expense (benefit) at the federal statutory rate (35%)	$ 1,009	$ (3,251)	$ 347
State income taxes (net of federal income tax benefit)	78	(275)	24
Other	23	43	16
Total	$ 1,110	$ (3,483)	$ 387

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes. The tax-effected temporary differences and tax loss carryforwards which comprise deferred taxes are as follows:

	Years Ended December 31	
	2010	2009
	($ in millions)	
Deferred tax liabilities:		
Natural gas and oil properties	$ (2,074)	$ (96)
Other property and equipment	(184)	(184)
Derivative instruments	—	(265)
Volumetric production payments	(1,394)	(937)
Contingent convertible debt	(493)	(464)
Other	—	(8)
Deferred tax liabilities	(4,145)	(1,954)
Deferred tax assets:		
Net operating loss carryforwards	1,386	592
Derivative instruments	115	—
Asset retirement obligation	114	107
Investments	40	32
Deferred stock compensation	84	57
Accrued liabilities	25	22
Alternative minimum tax credits	11	25
Oklahoma statutory depletion	93	84
Other	32	—
Deferred tax assets	1,900	919
Total deferred tax asset (liability)	$ (2,245)[(a)]	$ (1,035)
Reflected in accompanying balance sheets as:		
Current deferred income tax asset	$ 139	$ 24
Non-current deferred income tax liability	(2,384)	(1,059)
Total	$ (2,245)	$ (1,035)

(a) In addition to the income tax expense of $1.110 billion, activity during 2010 includes an increase to deferred tax liabilities of $13 million related to stock-based compensation and a decrease to deferred tax liabilities for deferred tax assets of $161 million related to derivative instruments, $3 million related to investments and $89 million related to the cumulative effect of an accounting change. These items were not recorded as part of the provision for income taxes. In addition, the activity includes an increase to deferred tax liabilities of $240 million related to federal and state income tax refunds, $13 million related to alternative minimum tax credits used and $87 million related to uncertain tax positions.

As of December 31, 2010, we classified $139 million of deferred tax assets as current that were attributable to net operating losses expected to be utilized in 2011, which was offset by current temporary differences associated with derivative assets and other items. As of December 31, 2009, we classified $24 million of deferred tax assets as current that were attributable to net operating losses expected to be utilized during 2010, which were offset by current temporary differences associated with derivative assets and other items.

At December 31, 2010, Chesapeake had federal income tax net operating loss (NOL) carryforwards of approximately $3.674 billion. Additionally, we had $2.642 billion of alternative minimum tax (AMT) NOL carryforwards available as a deduction against future AMT income. The NOL carryforwards expire from 2019 through 2030. The value of these carryforwards depends on the ability of Chesapeake to generate taxable income.

The ability of Chesapeake to utilize NOL carryforwards to reduce future federal taxable income and federal income tax of Chesapeake is subject to various limitations under the Internal Revenue Code of 1986, as amended. The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, including the issuance or exercise of rights to acquire stock, the purchase or sale of stock by 5% stockholders, as defined in the Treasury regulations, and the offering of stock by us during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of Chesapeake.

In the event of an ownership change (as defined for income tax purposes), Section 382 of the Code imposes an annual limitation on the amount of a corporation's taxable income that can be offset by these carryforwards. The limitation is generally equal to the product of (i) the fair market value of the equity of the company multiplied by (ii) a percentage approximately equivalent to the yield on long-term tax exempt bonds during the month in which an ownership change occurs. In addition, the limitation is increased if there are recognized built-in gains during any post-change year, but only to the extent of any net unrealized built-in gains (as defined in the Code) inherent in the assets sold. Certain NOLs acquired through various acquisitions are also subject to limitations.

The following table summarizes our net operating losses as of December 31, 2010 and any related limitations:

	Total	Limited	Annual Limitation
		($ in millions)	
Net operating loss	$ 3,674	$ 1	$ 1
AMT net operating loss	$ 2,642	$ 1	$ 1

As of December 31, 2010, we do not believe that an ownership change has occurred. Future equity transactions by Chesapeake or by 5% stockholders (including relatively small transactions and transactions beyond our control) could cause an ownership change and therefore a limitation on the annual utilization of NOLs.

Accounting guidance for recognizing and measuring uncertain tax positions prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. As of December 31, 2010, the amount of unrecognized tax benefits related to AMT associated with uncertain tax positions was $34 million. As of December 31, 2009, the amount of unrecognized tax benefits related to regular tax liabilities and AMT associated with uncertain tax positions was $231 million. Of this amount, $87 million was related to regular tax liabilities and $144 million was related to AMT. If these unrecognized tax benefits are disallowed and we are required to pay additional AMT liabilities, any payments can be utilized as credits against future regular tax liabilities. The uncertain tax positions identified would not have a material effect on the effective tax rate. At December 31, 2010, we had an accrued liability of $8 million for interest related to these uncertain tax positions. Chesapeake recognizes interest related to uncertain tax positions in interest expense. Penalties, if any, related to uncertain tax positions would be recorded in other expenses.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

	2010	2009	2008
		($ in millions)	
Unrecognized tax benefits at beginning of period	$ 231	$ 60	$ 133
Additions based on tax positions related to the current year	—	171	48
Reductions for tax positions of prior years	(197)	—	(120)
Settlements	—	—	(1)
Unrecognized tax benefits at end of period	$ 34	$ 231	$ 60

Chesapeake files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, Chesapeake is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2007. The Internal Revenue Service (IRS) is currently examining Chesapeake's 2007, 2008 and 2009 U.S. income tax returns.

6. Related Party Transactions

Chief Executive Officer

As of December 31, 2010, we had accrued accounts receivable from our Chief Executive Officer, Aubrey K. McClendon, of $30 million representing joint interest billings from December 2010 which were invoiced and timely paid in January 2011. Since Chesapeake was founded in 1989, Mr. McClendon has acquired working interests in virtually all of our natural gas and oil properties by participating in our drilling activities under the terms of the Founder Well Participation Program (FWPP) and predecessor participation arrangements provided for in Mr. McClendon's employment agreements. Under the FWPP, approved by our shareholders in June 2005, Mr. McClendon may elect to participate in all or none of the wells drilled by or on behalf of Chesapeake during a calendar year, but he is not allowed to participate only in selected wells. A participation election is required to be received by the Compensation Committee of Chesapeake's Board of Directors not less than 30 days prior to the start of each calendar year. His participation is permitted only under the terms outlined in the FWPP, which, among other things, limits his individual participation to a maximum working interest of 2.5% in a well and prohibits participation in situations where Chesapeake's working interest would be reduced below 12.5% as a result of his participation. In addition, the company is reimbursed for costs associated with leasehold acquired by Mr. McClendon as a result of his well participation.

On December 31, 2008, we entered into a new five-year employment agreement with Mr. McClendon that contained a one-time well cost incentive award to him. The total cost of the award to Chesapeake was $75 million plus employment taxes in the amount of approximately $1 million. We are recognizing the incentive award as general and administrative expense over the five-year vesting period for the clawback described below, resulting in an expense of approximately $15 million per year beginning in 2009. In addition to state and federal income tax withholding, similar employment taxes were imposed on Mr. McClendon and withheld from the award. The net incentive award of approximately $44 million was fully applied against costs attributable to interests in company wells acquired by Mr. McClendon or his affiliates under the FWPP. The incentive award is subject to a clawback equal to any unvested portion of the award if during the initial five-year term of the employment agreement, Mr. McClendon resigns from the company or is terminated for cause by the company.

Other Related Parties

During 2010, our 42%-owned affiliate, Chesapeake Midstream Partners, L.P. (CHKM), provided us natural gas gathering and treating services in the ordinary course of business. In addition, there are agreements in place whereby we support CHKM in various functions for which we are reimbursed. During 2010, our transactions with CHKM included the following:

	Year Ended December 31, 2010
	($ in millions)
Amounts paid to CHKM:	
Gas gathering fees	$ 378
Amounts received from CHKM:	
Compressor rentals	48
Inventory purchases	47
Other services provided[(a)]	73
Total amounts received from CHKM	$ 168

(a) Includes amounts received related to the General and Administrative Services and Reimbursement Agreement, the Employee Secondment Agreement, the Shared Services Agreement and the Additional Services and Reimbursement Agreement agreed to at the formation of the joint venture.

As of December 31, 2010, we had a net payable to CHKM of $45 million.

During 2010 and 2009, our 26%-owned affiliate, Frac Tech Holdings, LLC, provided us hydraulic fracturing and other services in the ordinary course of business. During 2010 and 2009, we paid Frac Tech $89 million and $43 million, respectively, for these services. As of December 31, 2010 and 2009 we had $30 million and $8 million, respectively, due Frac Tech for services provided and not yet paid.

7. Employee Benefit Plans

Our qualified 401(k) profit sharing plan (401(k) Plan) is the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan, which is open to employees of Chesapeake and all our subsidiaries except certain employees of Chesapeake Appalachia, L.L.C. Eligible employees may elect to defer compensation through voluntary contributions to their 401(k) Plan accounts, subject to plan limits and those set by the Internal Revenue Service. Chesapeake matches employee contributions dollar for dollar (subject to a maximum contribution of 15% of an employee's annual salary and bonus compensation) with Chesapeake common stock purchased in the open market. The company contributed $54 million, $48 million and $40 million to the 401(k) Plan in 2010, 2009 and 2008, respectively.

Chesapeake also maintains a nonqualified deferred compensation plan, the Chesapeake Energy Corporation Amended and Restated Deferred Compensation Plan (DC Plan). Prior to 2009, to be eligible to participate in the DC Plan, an employee must have received annual compensation (base salary and bonus combined in the prior 12 months) of at least $100,000, had a minimum of one year of service as a company employee and have made the maximum contribution allowable under the 401(k) Plan. For employees with at least five years of service as a company employee, the company matched employee contributions to the plan in Chesapeake common stock. On January 1, 2009, the plan was amended to allow for participation for any employees who received compensation (base salary only) of at least $150,000 and had an employment agreement with the company. In addition, in 2009 and 2010 the company matched employee contributions with Chesapeake common stock once the employee had at least three years of service as a company employee. Chesapeake matches 100% of employee contributions up to 15% of base salary and bonus in the aggregate for the DC Plan. In 2011, the company began matching contributions immediately upon an employee's participation in the DC Plan. The maximum compensation that can be deferred by employees under all company deferred compensation plans, including the Chesapeake 401(k) plan, is a total of 75% of base salary and 100% of performance bonus. We contributed $9 million, $7 million and $6 million to the DC Plan during

2010, 2009 and 2008, respectively, to fund the match. The company's non-employee directors are able to defer up to 100% of director fees into the DC Plan.

Any assets placed in trust by Chesapeake to fund future obligations of the company's nonqualified deferred compensation plans are subject to the claims of creditors in the event of insolvency or bankruptcy, and participants are general creditors of the company as to their deferred compensation in the plans.

Chesapeake maintains no post-employment benefit plans except those sponsored by its wholly owned subsidiary, Chesapeake Appalachia, L.L.C. Participation in these plans is limited to existing employees who are union members and former employees who were union members. The Chesapeake Appalachia, L.L.C. benefit plans provide health care and life insurance benefits to eligible employees upon retirement. We account for these benefits on an accrual basis. As of December 31, 2010, the company had accrued approximately $2 million in accumulated post-employment benefit liability.

8. Stockholders' Equity and Stock-Based Compensation Plans

Common Stock

The following is a summary of the changes in our common shares outstanding for 2010, 2009 and 2008:

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Shares issued at January 1	648,549	607,953	511,648
Convertible note exchanges	299	10,210	23,913
Preferred stock conversions/exchanges	21	1,422	12,673
Restricted stock issuances (net of forfeitures)	5,924	3,633	4,708
Stock option exercises	458	508	1,584
Common stock issued for the purchase of proved and unproved properties	—	24,823	1,677
Common stock issuances for cash	—	—	51,750
Shares issued at December 31	655,251	648,549	607,953

In 2009 and 2008, we issued 24,822,832 and 1,677,000 shares of common stock, valued at $429 million and $34 million, respectively, for the purchase of proved and unproved properties pursuant to an acquisition shelf registration statement.

In 2010, 2009 and 2008, holders of certain of our contingent convertible senior notes exchanged their notes for shares of common stock in privately negotiated exchanges as summarized below:

Year	Contingent Convertible Senior Notes	Principal Amount	Number of Common Shares Issued
		($ in millions)	(in thousands)
2010	2.25% due 2038	$ 11	299
2009	2.25% due 2038	$ 364	10,210
2008	2.75% due 2035	$ 239	8,841
	2.50% due 2037	272	8,417
	2.25% due 2038	254	6,655
		$ 765	23,913

The difference between the allocated debt value of the notes that were exchanged and the fair value of the common stock issued resulted in a gain (loss) of ($2) million, ($40) million and $27 million, including deferred charges associated with the exchanges, on the cancellation of indebtedness for the years ended December 31, 2010, 2009 and 2008, respectively.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Preferred Stock

Following is a summary of our preferred stock, including the primary conversion terms as of December 31, 2010:

Preferred Stock Series	Issue Date	Liquidation Preference per Share	Holder's Conversion Right	Conversion Rate	Conversion Price	Company's Conversion Right From	Company's Market Conversion Trigger[(a)]
5.75% cumulative convertible non-voting	May and June 2010	$1,000	Any time	37.0370	$ 27.0000	May 17, 2015	$ 35.1000
5.75% (series A) cumulative convertible non-voting	May 2010	$1,000	Any time	35.7961	$ 27.9360	May 17, 2015	$ 36.3168
4.50% cumulative convertible	September 2005	$ 100	Any time	2.2727	$ 43.9998	September 15, 2010	$ 57.1997
5.00% cumulative convertible (series 2005B)	November 2005	$ 100	Any time	2.5707	$ 38.8993	November 15, 2010	$ 50.5691

(a) Convertible at the company's option if the trading price of the company's common stock equals or exceeds the trigger price for a specified time period or after the conversion date indicated if there are less than 250,000 shares of 4.50% or 5.00% (series 2005B) preferred stock outstanding or 25,000 shares of 5.75% or 5.75% (series A) preferred stock outstanding.

The following is a summary of the changes in our preferred shares outstanding for 2010, 2009 and 2008:

	5.75%	5.75%(A)	4.50%	5.00% (2005B)	5.00% (2005)	6.25%	4.125%
			(in thousands)				
Shares outstanding at January 1, 2010	—	—	2,559	2,096	5	—	—
Preferred stock issuances	1,500	1,100	—	—	—	—	—
Conversion/exchange of preferred for common stock	—	—	—	—	(5)	—	—
Shares outstanding at December 31, 2010	1,500	1,100	2,559	2,096	—	—	—
Shares outstanding at January 1, 2009	—	—	2,559	2,096	5	144	3
Conversion/exchange of preferred for common stock	—	—	—	—	—	(144)	(3)
Shares outstanding at December 31, 2009	—	—	2,559	2,096	5	—	—
Shares outstanding at January 1, 2008	—	—	3,450	5,750	5	144	3
Conversion/exchange of preferred for common stock	—	—	(891)	(3,654)	—	—	—
Shares outstanding at December 31, 2008	—	—	2,559	2,096	5	144	3

In 2010, 2009 and 2008, shares of our cumulative convertible preferred stock were exchanged for or converted into shares of common stock as summarized below:

Year of Exchange/ Conversion	Cumulative Convertible Preferred Stock	Number of Preferred Shares	Number of Common Shares Issued	Type of Transaction
		(in thousands)		
2010	5.0% (series 2005)	5	21	Conversion
2009	6.25%	144	1,239	Conversion
	4.125%	3	183	Conversion
			1,422	
2008	5.0% (series 2005B)	3,654	10,443	Exchange
	4.5%	891	2,228	Exchange
	4.125%	—[a]	2	Conversion
			12,673	

(a) Nominal amount.

In connection with the exchanges and conversions noted above, we recorded a loss of $67 million in 2008. There were no losses in 2010 and 2009. In general, the loss is equal to the excess of the fair value of all preferred stock exchanged over the fair value of the common stock issuable pursuant to the original terms of the preferred stock.

Dividends

Dividends declared on our common stock and preferred stock are reflected as adjustments to retained earnings to the extent a surplus of retained earnings will exist after giving effect to the dividends. To the extent retained earnings are insufficient to fund the distributions, such payments constitute a return of contributed capital rather than earnings and are accounted for as a reduction to paid-in capital.

Dividends on our outstanding preferred stock are payable quarterly in cash, common stock or a combination thereof.

Stock-Based Compensation Plans

Under Chesapeake's Long Term Incentive Plan, restricted stock, stock options, stock appreciation rights, performance shares and other stock awards may be awarded to employees, directors and consultants of Chesapeake. Subject to any adjustments as provided by the plan, the aggregate number of shares of common stock available for awards under the plan may not exceed 37,500,000 shares. The maximum period for exercise of an option or stock appreciation right may not be more than ten years from the date of grant and the exercise price may not be less than the fair market value of the shares underlying the option or stock appreciation right on the date of grant. Awards granted under the plan become vested at specified dates or upon the satisfaction of certain performance or other criteria determined by a committee of the Board of Directors. No awards may be granted under this plan after September 30, 2014. This plan has been approved by our shareholders. There were 87,500 shares of restricted stock issued to our non-employee directors from this plan in each of 2010, 2009 and 2008. Additionally, there were 5.8 million, 4.0 million and 4.5 million restricted shares issued, net of forfeitures, to employees and consultants during 2010, 2009 and 2008, respectively, from this plan. As of December 31, 2010, there were 8.2 million shares remaining available for issuance under the plan.

Under Chesapeake's 2003 Stock Incentive Plan, restricted stock and incentive and nonqualified stock options to purchase our common stock may be awarded to employees and consultants of Chesapeake. Subject to any adjustments as provided by the plan, the aggregate number of shares available for awards under the plan may not exceed 10,000,000 shares. The maximum period for exercise of an option may not be more than ten years from the date of grant and the exercise price may not be less than the fair market value of the shares underlying the option on the date of grant. Restricted stock and options granted become vested at dates determined by a committee of the Board of Directors. No awards may be granted under this plan after April 14, 2013. This plan has been approved by our shareholders. There were 0.1 million, (0.4) million and 0.2 million restricted shares, net of forfeitures, issued during 2010, 2009 and 2008, respectively, from this plan. As of December 31, 2010, there were 0.5 million shares remaining available for issuance under the plan.

Under Chesapeake's 2003 Stock Award Plan for Non-Employee Directors, 10,000 shares of Chesapeake's common stock are awarded to each newly appointed non-employee director on his or her first day of service. Subject to any adjustments as provided by the plan, the aggregate number of shares which may be issued may not exceed 100,000 shares. This plan has been approved by our shareholders. In each of 2010 and 2009, 10,000 shares of common stock were awarded to new directors from this plan. As of December 31, 2010, there were 40,000 shares remaining available for issuance under this plan.

In addition to the plans described above, we have stock options outstanding to employees under a number of employee stock option plans which are described below. All outstanding options under these plans were at-the-money when granted, with an exercise price equal to the closing price of our common stock on the date of grant and have a ten-year exercise period. These plans were terminated in prior years and therefore no shares remain available for stock option grants under the plans.

Name of Plan	Eligible Participants	Type of Options	Shares Covered	Shareholder Approved	Outstanding Options at December 31, 2010
2002 and 2001 Stock Option Plans	Employees and consultants	Incentive and nonqualified	3,000,000/ 3,200,000	Yes	499,263
2002 and 2001 Nonqualified Stock Option Plans	Employees and consultants	Nonqualified	4,000,000/ 3,000,000	No	807,865
2000 and 1999 Employee Stock Option Plans	Employees and consultants	Nonqualified	3,000,000 (each plan)	No	61,675
1996 and 1994 Stock Option Plans	Employees and consultants	Incentive and nonqualified	6,000,000/ 4,886,910	Yes	37,033

Restricted Stock

Chesapeake began issuing shares of restricted common stock to employees in January 2004 and to non-employee directors in July 2005. The fair value of the awards issued is determined based on the fair market value of the shares on the date of grant. This value is amortized over the vesting period, which is generally four years from the date of grant for employees and three years for non-employee directors. To the extent amortization of compensation cost relates to employees directly involved in acquisition, exploration and development activities, such amounts are capitalized to natural gas and oil properties. Amounts not capitalized to natural gas and oil properties are recognized in general and administrative expenses, production expenses, marketing, gathering and compression expenses or service operations expense. Note 1 details the accounting for our stock-based compensation expense in 2010, 2009 and 2008.

A summary of the status of the unvested shares of restricted stock and changes during 2010, 2009 and 2008 is presented below:

	Number of Unvested Restricted Shares	Weighted Average Grant-Date Fair Value
	(in thousands)	
Unvested shares as of January 1, 2010	19,225	$ 31.89
Granted	9,061	$ 24.19
Vested	(5,900)	$ 31.99
Forfeited	(1,011)	$ 30.05
Unvested shares as of December 31, 2010	21,375	$ 28.68
Unvested shares as of January 1, 2009	21,622	$ 38.85
Granted	8,019	$ 18.65
Vested	(9,214)	$ 36.38
Forfeited	(1,202)	$ 34.46
Unvested shares as of December 31, 2009	19,225	$ 31.89
Unvested shares as of January 1, 2008	19,689	$ 32.42
Granted	6,800	$ 51.14
Vested	(3,942)	$ 28.27
Forfeited	(925)	$ 37.33
Unvested shares as of December 31, 2008	21,622	$ 38.85

The aggregate intrinsic value of restricted stock vested during 2010 was approximately $136 million based on the stock price at the time of vesting.

As of December 31, 2010, there was $364 million of total unrecognized compensation cost related to unvested restricted stock. The cost is expected to be recognized over a weighted average period of approximately 2 years.

The vesting of certain restricted stock grants could result in state and federal income tax benefits related to the difference between the market price of the common stock at the date of vesting and the date of grant. During the years ended December 31, 2010 and 2009, we recognized a reduction in tax benefits related to restricted stock of $15 million and $49 million, respectively. During the year ended December 31, 2008, we recognized an excess tax benefit related to restricted stock of $28 million. These amounts were recorded as an adjustment to additional paid-in capital and deferred income taxes with respect to such benefits.

Stock Options

We granted stock options prior to 2006 under several stock compensation plans. Outstanding options expire ten years from the date of grant and vested over a four-year period. All of our stock options outstanding are fully vested and exercisable.

The following table provides information related to stock option activity for 2010, 2009 and 2008:

	Number of Shares Underlying Options	Weighted Average Exercise Price Per Share	Weighted Average Contract Life in Years	Aggregate Intrinsic Value[(a)]
	(in thousands)			($ in millions)
Outstanding at January 1, 2010	2,283	$ 8.36		
Exercised	(475)	6.29		$ 8
Forfeited / Canceled	—	—		
Outstanding and exercisable at December 31, 2010	1,808	$ 8.90	2.03	$ 31
Shares authorized for future grants	—			
Outstanding at January 1, 2009	2,802	$ 8.13		
Exercised	(508)	7.12		$ 8
Forfeited / Canceled	(11)	6.47		
Outstanding and exercisable at December 31, 2009	2,283	$ 8.36	2.75	$ 40
Shares authorized for future grants	—			
Outstanding at January 1, 2008	4,445	$ 7.55		
Exercised	(1,639)	6.54		$ 66
Forfeited / Canceled	(4)	15.26		
Outstanding and exercisable at December 31, 2008	2,802	$ 8.13	3.59	$ 23
Shares authorized for future grants	5,763			

(a) The intrinsic value of a stock option is the amount by which the current market value or the market value upon exercise of the underlying stock exceeds the exercise price of the option.

As of December 31, 2010, there was no remaining unrecognized compensation cost related to unvested stock options.

During the years ended December 31, 2010, 2009 and 2008, we recognized excess tax benefits related to stock options of $2 million, $1 million and $15 million, respectively, which were recorded as adjustments to additional paid-in capital and deferred income taxes with respect to such benefits.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

Range of Exercise Prices	Number of Options	Weighted-Avg. Remaining Contractual Life in Years	Weighted-Avg. Exercise Price
	(in thousands)		
$ 5.20 – $ 5.20	226	1.56	$ 5.20
5.35 – 5.85	32	1.26	5.47
6.11 – 6.11	358	0.82	6.11
6.40 – 7.74	64	1.25	6.87
7.80 – 7.80	325	2.02	7.80
7.86 – 10.01	111	1.82	8.58
10.08 – 10.08	357	2.48	10.08
10.10 – 15.06	197	3.05	12.82
15.47 – 16.08	88	3.90	15.73
22.49 – 22.49	50	4.25	22.49
$ 5.20 – $ 22.49	1,808	2.03	$ 8.90

9. Financial Instruments and Hedging Activities

Natural Gas and Oil Derivatives

Our results of operations and operating cash flows are impacted by changes in market prices for natural gas and oil. To mitigate a portion of the exposure to adverse market changes, we have entered into various derivative instruments. These instruments allow us to predict with greater certainty the effective natural gas and oil prices to be received for our hedged production. Although derivatives often fail to achieve 100% effectiveness for accounting purposes, we believe our derivative instruments continue to be highly effective in achieving our risk management objectives. As of December 31, 2010 and 2009, our natural gas and oil derivative instruments were comprised of the following types of instruments:

- Swaps: Chesapeake receives a fixed price and pays a floating market price to the counterparty for the hedged commodity.
- Call options: Chesapeake sells call options in exchange for a premium from the counterparty. At the time of settlement, if the market price exceeds the fixed price of the call option, Chesapeake pays the counterparty such excess and if the market price settles below the fixed price of the call option, no payment is due from either party.
- Put options: Chesapeake receives a premium from the counterparty in exchange for the sale of a put option. At the time of settlement, if the market price falls below the fixed price of the put option, Chesapeake pays the counterparty such shortfall, and if the market price settles above the fixed price of the put option, no payment is due from either party.
- Knockout swaps: Chesapeake receives a fixed price and pays a floating market price. The fixed price received by Chesapeake includes a premium in exchange for the possibility to reduce the counterparty's exposure to zero, in any given month, if the floating market price is lower than certain pre-determined knockout prices.
- Collars: These instruments contain a fixed floor price (put) and ceiling price (call). If the market price exceeds the call strike price or falls below the put strike price, Chesapeake receives the fixed price and pays the market price. If the market price is between the put and the call strike price, no payments are due from either party. Three-way collars include an additional put option in exchange for a more favorable strike price on the collar. This eliminates the counterparty's downside exposure below the second put option.
- Basis protection swaps: These instruments are arrangements that guarantee a price differential to NYMEX for natural gas from a specified delivery point. For non-Appalachian Basin basis protection swaps, which typically have negative differentials to NYMEX, Chesapeake receives a payment from the counterparty if the price differential is greater than the stated terms of the contract and pays the counterparty if the price differential is less than the stated terms of the contract. For Appalachian Basin basis protection swaps, which typically have positive differentials to NYMEX, Chesapeake receives a payment from the counterparty if the price differential is less than the stated terms of the contract and pays the counterparty if the price differential is greater than the stated terms of the contract.

All of our derivative instruments are net settled based on the difference between the fixed-price payment and the floating-price payment, resulting in a net amount due to or from the counterparty.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The estimated fair values of our natural gas and oil derivative instruments as of December 31, 2010 and 2009 are provided below. The associated carrying values of these instruments are equal to the estimated fair values.

	December 31, 2010		December 31, 2009	
	Volume	Fair Value ($ in millions)	Volume	Fair Value ($ in millions)
Natural gas (bbtu):				
Fixed-price swaps	1,035,134	$ 1,307	492,053	$ 662
Call options	1,477,742	(701)	996,750	(541)
Put options	(51,220)	(59)	(69,620)	(50)
Fixed-price knockout swaps	—	—	38,370	17
Fixed-price collars	—	—	74,240	92
Basis protection swaps	173,691	(55)	125,469	(50)
Total natural gas	2,635,347	492	1,657,262	130
Oil (mbbl):				
Fixed-price swaps	4,385	(31)	5,475	3
Call options	64,226	(1,129)	14,975	(144)
Fixed-price knockout swaps	1,827	19	6,572	32
Total oil	70,438	(1,141)	27,022	(109)
Total estimated fair value		$ (649)		$ 21

Pursuant to accounting guidance for derivatives and hedging, certain derivatives qualify for designation as cash flow hedges. Following this guidance, changes in the fair value of derivative instruments designated as cash flow hedges, to the extent they are effective in offsetting cash flows attributable to the hedged risk, are recorded in accumulated other comprehensive income until the hedged item is recognized in earnings as the physical transactions being hedged occur. Any change in fair value resulting from ineffectiveness is currently recognized in natural gas and oil sales. Changes in the fair value of non-qualifying derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are reported currently in the consolidated statements of operations within natural gas and oil sales.

The components of natural gas and oil sales for the years ended December 31, 2010, 2009 and 2008 are presented below.

	Years Ended December 31,		
	2010	2009	2008
		($ in millions)	
Natural gas and oil sales	$ 4,248	$ 3,291	$ 7,069
Gains (losses) on natural gas and oil derivatives	1,422	1,722	879
Gains (losses) on ineffectiveness of cash flow hedges	(23)	36	(90)
Total natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858

Based upon the market prices at December 31, 2010, we expect to transfer approximately $15 million (net of income taxes) of gain included in accumulated other comprehensive income to net income (loss) during the next 12 months in the related month of production. All transactions hedged as of December 31, 2010 are expected to mature by December 31, 2022.

We have a multi-counterparty hedge facility with 12 counterparties that have committed to provide approximately 5.6 tcfe of hedging capacity and an aggregate mark-to-market capacity of $15.0 billion under the terms of the facility. In February 2011, we amended the agreement for the hedge facility primarily to allow us to protect our natural gas liquids production from price volatility and to allow for greater flexibility when hedging our anticipated production. As of December 31, 2010, we had hedged a total of 2.9 tcfe of our future production under the facility. The multi-counterparty facility allows us to enter into cash-settled natural gas, natural gas liquids and oil price and basis hedges with the counterparties. Our obligations under the multi-counterparty facility are secured by proved reserves, the value of which must cover the fair value of the transactions outstanding under the facility by at least 1.65 times, and guarantees by certain subsidiaries that also guarantee our corporate revolving bank credit facility and indentures. The counterparties' obligations under the facility must be secured by cash or short-term U.S. Treasury instruments to the extent that any mark-to-market amounts they owe to Chesapeake exceed defined thresholds. The maximum volume-based hedging capacity under the facility is governed by the expected production of the pledged reserve collateral, and volume-based hedging limits are applied separately to price and basis hedges. In addition, there are volume-based sub-limits for natural gas and oil hedges. Chesapeake has significant flexibility with regard to releases and/or substitutions of pledged reserves, provided that certain collateral coverage and other requirements are met. The facility does not have a maturity date. Counterparties to the agreement have the right to cease entering into hedges with the company on a prospective basis as long as obligations associated with any existing transactions in the facility continue to be satisfied in accordance with the terms of the agreement.

Interest Rate Derivatives

To mitigate our exposure to volatility in interest rates related to our senior notes and bank credit facilities, we enter into interest rate derivatives. As of December 31, 2010 and 2009, our interest rate derivative instruments were comprised of the following types of instruments:

- Swaps: Chesapeake enters into fixed-to-floating interest rate swaps (we receive a fixed interest rate and pay a floating market rate) to mitigate our exposure to changes in the fair value of our senior notes. We enter into floating-to-fixed interest rate swaps (we receive a floating market rate and pay a fixed interest rate) to manage our interest rate exposure related to our bank credit facilities borrowings.

- Call options: Occasionally we sell call options for a premium when we think it is more likely that the option will expire unexercised. The option allows the counterparty to terminate a pre-determined open swap on a specific date.

- Swaptions: Occasionally we sell an option to a counterparty for a premium which allows the counterparty to enter into a pre-determined swap with us on a specific date.

- Collars: These instruments contain a fixed floor rate (floor) and a ceiling rate (cap). If the floating rate is above the cap, we have a net receivable from the counterparty and if the floating rate is below the floor, we have a net payable to the counterparty. If the floating rate is between the floor and the cap, there is no payment due from either party. Collars are used to manage our interest rate exposure related to our bank credit facilities borrowings.

The notional amount of debt hedged and the estimated fair value of our interest rate derivatives outstanding as of December 31, 2010 and 2009 are provided below.

	December 31, 2010		December 31, 2009	
	Notional Amount	Fair Value	Notional Amount	Fair Value
	($ in millions)			
Interest rate:				
Swaps	$ 1,900	$ (54)	$ 2,925	$ (113)
Call options	250	(2)	250	(2)
Swaptions	500	(13)	500	(11)
Collars	—	—	250	(6)
Totals	$ 2,650	$ (69)	$ 3,925	$ (132)

For interest rate derivative instruments designated as fair value hedges, the fair values of the hedges are recorded on the consolidated balance sheets as assets or liabilities, with corresponding offsetting adjustments to the debt's carrying value. Our qualifying interest rate swaps are considered 100% effective and therefore no ineffectiveness was recorded for the periods presented above. Changes in the fair value of non-qualifying interest rate derivatives that occur prior to their maturity (i.e., temporary fluctuations in value) are currently reported in the consolidated statements of operations within interest expense.

Gains or (losses) from interest rate derivative transactions are reflected as adjustments to interest expense in the consolidated statements of operations. The components of interest expense for the years ended December 31, 2010, 2009 and 2008 are presented below.

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Interest expense on senior notes	$ 718	$ 765	$ 637
Interest expense on credit facilities	61	60	117
Capitalized interest	(716)	(633)	(585)
(Gains) losses on interest rate derivatives	(80)	(114)	79
Amortization of loan discount and other	36	35	23
Total interest expense	$ 19	$ 113	$ 271

Gains and losses related to terminated qualifying interest rate derivative transactions will be amortized as an adjustment to interest expense over the remaining term of the related senior notes. Over the next ten years, we will recognize $34 million in gains related to such transactions.

Foreign Currency Derivatives

On December 6, 2006, we issued €600 million of 6.25% Euro-denominated Senior Notes due 2017. Concurrent with the issuance of the euro-denominated senior notes, we entered into a cross currency swap to mitigate our exposure to fluctuations in the euro relative to the dollar over the term of the notes. Under the terms of the cross currency swap, on each semi-annual interest payment date, the counterparties pay Chesapeake €19 million and Chesapeake pays the counterparties $30 million, which yields an annual dollar-equivalent interest rate of 7.491%. Upon maturity of the notes, the counterparties will pay Chesapeake €600 million and Chesapeake will pay the counterparties $800 million. The terms of the cross currency swap were based on the dollar/euro exchange rate on the issuance date of $1.3325 to €1.00. Through the cross currency swap, we have eliminated any potential variability in Chesapeake's expected cash flows related to changes in foreign exchange rates and therefore the swap qualifies as a cash flow hedge. The fair value of the cross currency swap is recorded on the consolidated balance sheet as a liability of $43 million at December 31, 2010. The euro-denominated debt in long-term debt has been adjusted to $796 million at December 31, 2010 using an exchange rate of $1.3269 to €1.00.

Additional Disclosures Regarding Derivative Instruments and Hedging Activities

In accordance with accounting guidance for derivatives and hedging, to the extent that a legal right of set-off exists, Chesapeake nets the value of its derivative arrangements with the same counterparty in the accompanying consolidated balance sheets. Derivative instruments reflected as current in the consolidated balance sheets represent the estimated fair value of derivatives scheduled to settle over the next twelve months based on market prices/rates as of the respective balance sheet dates. The derivative settlement amounts are not due until the month in which the related underlying hedged transaction occurs. Cash settlements of our derivative instruments are generally classified as operating cash flows unless the derivative contains a significant financing element at contract inception, in which case, these cash settlements are classified as financing cash flows in the accompanying consolidated statements of cash flows.

The following table sets forth the fair value of each classification of derivative instrument as of December 31, 2010 and 2009 on a gross basis without regard to same-counterparty netting:

	Balance Sheet Location	Fair Value December 31, 2010	Fair Value December 31, 2009
		($ in millions)	
Asset Derivatives:			
Derivatives designated as hedging instruments:			
Commodity contracts	Short-term derivative instruments	$ 307	$ 417
Commodity contracts	Long-term derivative instruments	12	36
Foreign currency contracts	Long-term derivative instruments	—	43
Total		319	496
Derivatives not designated as hedging instruments:			
Commodity contracts	Short-term derivative instruments	921	318
Commodity contracts	Long-term derivative instruments	229	66
Total		1,150	384
Liability Derivatives:			
Derivatives designated as hedging instruments:			
Commodity contracts	Short-term derivative instruments	(59)	(1)
Interest rate contracts	Long-term derivative instruments	(25)	(11)
Foreign currency contracts	Long-term derivative instruments	(43)	—
Total		(127)	(12)
Derivatives not designated as hedging instruments:			
Commodity contracts	Short-term derivative instruments	(222)	(42)
Commodity contracts	Long-term derivative instruments	(1,837)	(768)
Interest rate contracts	Short-term derivative instruments	(15)	(27)
Interest rate contracts	Long-term derivative instruments	(29)	(94)
Total		(2,103)	(931)
Total derivative instruments		$ (761)	$ (63)

A consolidated summary of the effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2010 and 2009 is provided below, separating fair value, cash flow and non-qualifying derivatives.

The following table presents the gain (loss) recognized in net income (loss) for instruments designated as fair value derivatives:

Fair Value Derivatives	Location of Gain (Loss)	Years Ended December 31, 2010	Years Ended December 31, 2009
		($ in millions)	
Interest rate contracts	Interest expense[(a)]	$ 20	$ 37

(a) Interest expense on items hedged for the years ended December 31, 2010 and 2009 was $19 million and $71 million, respectively, which is included in interest expense on the consolidated statements of operations.

The following table presents the pre-tax gain (loss) recognized in, and reclassified from, accumulated other comprehensive income (AOCI) and recognized in net income (loss), including any hedge ineffectiveness, for derivative instruments designated as cash flow derivatives:

Cash Flow Derivatives	Location of Gain (Loss)	Years Ended December 31, 2010	2009
		($ in millions)	
Gain (Loss) Recognized in AOCI (Effective Portion)			
Commodity contracts	AOCI	$ 386	$ 958
Foreign exchange contracts	AOCI	(22)	96
		$ 364	$ 1,054
Gain (Loss) Reclassified from AOCI (Effective Portion)			
Commodity contracts	Natural gas and oil sales	$ 789	$ 1,425
		$ 789	$ 1,425
Gain (Loss) Recognized (Ineffective Portion and Amount Excluded from Effectiveness Testing)[(a)]			
Commodity contracts	Natural gas and oil sales	$ (19)	$ 193
		$ (19)	$ 193

(a) In the years ended December 31, 2010 and 2009, the amount of gain (loss) recognized in net income (loss) represents ($23) million and $36 million related to the ineffective portion of our cash flow derivatives and $4 million and $157 million, respectively, related to the amount excluded from the assessment of hedge effectiveness.

The following table presents the gain (loss) recognized in net income (loss) for instruments not qualifying as cash flow or fair value derivatives:

Non-Qualifying Derivatives	Location of Gain (Loss)	Years Ended December 31, 2010	2009
		($ in millions)	
Commodity contracts	Natural gas and oil sales	$ 629	$ 139
Interest rate contracts	Interest expense	60	77
	Total	$ 689	$ 216

Credit Risk

Derivative instruments that enable us to hedge a portion of our exposure to natural gas and oil prices and interest rate volatility expose us to credit risk from our counterparties. To mitigate this risk, we enter into derivative contracts only with investment-grade rated counterparties deemed by management to be competent and competitive market makers, and we attempt to limit our exposure to non-performance by any single counterparty. On December 31, 2010, our derivative instruments were spread among 14 counterparties. Additionally, our multi-counterparty secured hedging facility described previously includes 12 of our counterparties which are required to secure their natural gas and oil hedging obligations in excess of defined thresholds. We use this facility for all of our commodity hedging.

10. Supplemental Disclosures About Natural Gas and Oil Producing Activities

Net Capitalized Costs

Evaluated and unevaluated capitalized costs related to Chesapeake's natural gas and oil producing activities are summarized as follows:

	December 31, 2010	December 31, 2009
	($ in millions)	
Natural gas and oil properties:		
Proved	$ 38,952	$ 35,007
Unproved	14,469	10,005
Total	53,421	45,012
Less accumulated depreciation, depletion and amortization	(25,595)	(24,220)
Net capitalized costs	$ 27,826	$ 20,792

Unproved properties not subject to amortization at December 31, 2010, 2009 and 2008 consisted mainly of leasehold acquired through corporate and significant natural gas and oil property acquisitions and through direct purchases of leasehold. We capitalized approximately $711 million, $627 million and $585 million of interest during 2010, 2009 and 2008, respectively, on significant investments in unproved properties that were not yet included in the amortization base of the full-cost pool. We will continue to evaluate our unproved properties and seismic projects; however, the timing of the ultimate evaluation and disposition of the properties has not been determined.

The table below sets forth the cost of unproved properties excluded from the amortization base as of December 31, 2010 and notes the year in which the associated costs were incurred:

	Year of Acquisition 2010	2009	2008	Prior	Total
	($ in millions)				
Leasehold acquisition cost	$ 5,619	$ 1,634	$ 3,992	$ 1,157	$ 12,402
Exploration cost	526	42	81	56	705
Capitalized interest	617	180	438	127	1,362
Total	$ 6,762	$ 1,856	$ 4,511	$ 1,340	$ 14,469

Costs Incurred in Natural Gas and Oil Exploration and Development, Acquisitions and Divestitures

Costs incurred in natural gas and oil property exploration and development, acquisitions and divestitures activities which have been capitalized are summarized as follows:

	December 31,		
	2010	2009	2008
	($ in millions)		
Development and exploration costs:			
Development drilling[a]	$ 4,739	$ 2,729	$ 5,185
Exploratory drilling	691	651	612
Geological and geophysical costs[b][c]	181	162	314
Asset retirement obligation and other	2	(2)	10
	5,613	3,540	6,121
Acquisition costs:			
Unproved properties[d]	6,953	2,793	8,250
Proved properties	243	61	355
Deferred income taxes	—	—	13
	7,196	2,854	8,618
Proceeds from divestitures:			
Unproved properties	(1,524)	(1,265)	(5,302)
Proved properties	(2,876)	(461)	(2,433)
	(4,400)	(1,726)	(7,735)
Total	$ 8,409	$ 4,668	$ 7,004

(a) Includes capitalized internal costs of $367 million, $337 million and $326 million, respectively.

(b) Includes capitalized internal costs of $16 million, $22 million and $26 million, respectively.

(c) Includes $24 million, $29 million and $25 million of related capitalized interest, respectively.

(d) Includes $687 million, $598 million and $561 million of related capitalized interest, respectively.

Results of Operations from Natural Gas and Oil Producing Activities (unaudited)

Chesapeake's results of operations from natural gas and oil producing activities are presented below for 2010, 2009 and 2008. The following table includes revenues and expenses associated directly with our natural gas and oil producing activities. It does not include any interest costs or general and administrative costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of our natural gas and oil operations.

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Natural gas and oil sales	$ 5,647	$ 5,049	$ 7,858
Production expenses	(893)	(876)	(889)
Production taxes	(157)	(107)	(284)
Impairment of natural gas and oil properties	—	(11,000)	(2,800)
Depletion and depreciation	(1,394)	(1,371)	(1,970)
Imputed income tax provision[a]	(1,233)	3,114	(747)
Results of operations from natural gas and oil producing activities	$ 1,970	$ (5,191)	$ 1,168

(a) The imputed income tax provision is hypothetical (at the effective income tax rate) and determined without regard to our deduction for general and administrative expenses, interest costs and other income tax credits and deductions, nor whether the hypothetical tax provision will be payable.

Natural Gas and Oil Reserve Quantities (unaudited)

Chesapeake's petroleum engineers and independent petroleum engineering firms estimated all of our proved reserves as of December 31, 2010 and 2009. The independent petroleum engineering firms estimated an aggregate of 78% and 83% of our estimated proved reserves (by volume), as of December 31, 2010 and 2009, respectively, as set forth below.

	December 31.	
	2010	**2009**
Netherland, Sewell & Associates, Inc.	58%	59%
Lee Keeling and Associates, Inc.	7%	10%
Data and Consulting Services, Division of Schlumberger Technology Corporation	7%	7%
Ryder Scott Company L.P.	6%	7%

Chesapeake's petroleum engineers estimated all of our proved reserves as of December 31, 2008, and independent petroleum engineering firms audited an aggregate 76% of our estimated proved reserves (by volume), as set forth below. A reserve audit is not the same as a financial audit and a reserve audit is less rigorous in nature than a reserve report prepared by an independent petroleum engineering firm containing its own estimates of reserves.

	December 31, 2008
Netherland, Sewell & Associates, Inc.	42%
Lee Keeling and Associates, Inc.	13%
Data and Consulting Services, Division of Schlumberger Technology Corporation	8%
Ryder Scott Company L.P.	8%
LaRoche Petroleum Consultants, Ltd.	5%

Proved natural gas and oil reserves are those quantities of natural gas and oil, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. Based on reserve reporting rules effective December 31, 2009, the price is calculated using the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes: (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible natural gas or oil on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establish a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil elevation and the potential exists for an associated natural gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities.

Proved developed natural gas and oil reserves are reserves of any category that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

The information below on our natural gas and oil reserves is presented in accordance with regulations prescribed by the Securities and Exchange Commission as in effect as of the date of such estimates. Chesapeake emphasizes that reserve estimates are inherently imprecise. Our reserve estimates are generally based upon extrapolation of historical production trends, analogy to similar properties and volumetric calculations. Accordingly, these estimates are expected to change, and such changes could be material and occur in the near term as future information becomes available.

Presented below is a summary of changes in estimated reserves of Chesapeake for 2010, 2009 and 2008:

	Gas (bcf)	Oil (mmbbl)	Total (bcfe)
December 31, 2010			
Proved reserves, beginning of period	13,510	124.0	14,254
Extensions, discoveries and other additions	4,678	70.0	5,098
Revisions of previous estimates	(445)	104.6	183
Production	(925)	(18.4)	(1,035)
Sale of reserves-in-place	(1,426)	(11.2)	(1,493)
Purchase of reserves-in-place	63	4.4	89
Proved reserves, end of period	15,455	273.4	17,096
Proved developed reserves:			
Beginning of period	7,859	78.8	8,331
End of period	8,246	149.3	9,143
December 31, 2009			
Proved reserves, beginning of period	11,327	120.6	12,051
Extensions, discoveries and other additions	4,530	27.1	4,693
Revisions of previous estimates	(1,335)	(10.3)	(1,397)
Production	(835)	(11.8)	(906)
Sale of reserves-in-place	(209)	(1.8)	(220)
Purchase of reserves-in-place	32	0.2	33
Proved reserves, end of period	13,510	124.0	14,254
Proved developed reserves:			
Beginning of period	7,582	84.9	8,091
End of period	7,859	78.8	8,331
December 31, 2008			
Proved reserves, beginning of period	10,137	123.6	10,879
Extensions, discoveries and other additions	1,526	11.5	1,595
Revisions of previous estimates	957	(1.2)	950
Production	(775)	(11.2)	(843)
Sale of reserves-in-place	(674)	(4.6)	(702)
Purchase of reserves-in-place	156	2.5	172
Proved reserves, end of period	11,327	120.6	12,051
Proved developed reserves:			
Beginning of period	6,409	88.8	6,942
End of period	7,582	84.9	8,091

During 2010, Chesapeake acquired approximately 89 bcfe of proved reserves through purchases of natural gas and oil properties for consideration of $243 million (primarily in 5 separate transactions of greater than $10 million each), and we sold 1.493 tcfe of our proved reserves for approximately $2.876 billion including divestitures related to three volumetric production payment transactions, the sale of a portion of our Barnett Shale assets and other non-core asset sales. During 2010, we recorded positive revisions of 183 bcfe to the December 31, 2009 estimates of our reserves. Included in the revisions were 189 bcfe of positive revisions resulting from higher natural gas prices as of December 31, 2010 and 6 bcfe of downward revisions resulting from changes to previous estimates. Higher prices extend the economic lives of the underlying natural gas and oil properties and thereby increase the estimated future reserves. The natural gas and oil prices used in computing our reserves as of December 31, 2010 were $4.38 per mcf and $79.42 per barrel before price differentials.

During 2009, Chesapeake acquired approximately 33 bcfe of proved reserves through purchases of natural gas and oil properties for consideration of $61 million (primarily in two separate transactions of greater than $10 million each) and we sold 220 bcfe of our proved reserves for approximately $576 million. During 2009, we recorded downward revisions of 1.397 tcfe to the December 31, 2008 estimates of our reserves. Included in the revisions were 952 bcfe of downward revisions resulting from lower natural gas prices using the average 12-month price in 2009 compared to the spot price as of December 31, 2008, and 445 bcfe of downward revisions resulting from changes to previous estimates. Lower prices decrease the economic lives of the underlying natural gas and oil properties and thereby decrease the estimated future reserves. The natural gas and oil prices used in computing our reserves as of December 31, 2009 were $3.87 per mcf and $61.14 per barrel before price differentials.

During 2008, Chesapeake acquired approximately 172 bcfe of proved reserves through purchases of natural gas and oil properties for consideration of $355 million (primarily in five separate transactions of greater than $10 million each) and we sold 702 bcfe of our proved reserves for approximately $2.433 billion. During 2008, we recorded positive revisions of 950 bcfe to the December 31, 2007 estimates of our reserves. Included in the revisions were 298 bcfe of negative adjustments caused by lower natural gas and oil prices at December 31, 2008 compared to prices at December 31, 2007 and 1.248 tcfe of positive performance related revisions. Lower prices decrease the economic lives of the underlying natural gas and oil properties and thereby decrease the estimated future reserves. The natural gas and oil prices used in computing our reserves as of December 31, 2008 were $5.71 per mcf and $44.61 per barrel before price differentials.

Standardized Measure of Discounted Future Net Cash Flows (unaudited)

Accounting Standards Topic 932 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Chesapeake has followed these guidelines which are briefly discussed below.

Future cash inflows and future production and development costs as of December 31, 2010 and 2009, were determined by applying the trailing average 12-month prices and year-end costs to the estimated quantities of natural gas and oil to be produced. Actual future prices and costs may be materially higher or lower than the 12-month average prices and year-end costs used. Amounts as of December 31, 2008 were determined using year-end prices and costs. For each year, estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on continuation of the economic conditions applied for such year. Estimated future income taxes are computed using current statutory income tax rates including consideration for the current tax basis of the properties and related carryforwards, giving effect to permanent differences and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect our expectations of actual revenue to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates reflect the valuation process.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following summary sets forth our future net cash flows relating to proved natural gas and oil reserves based on the standardized measure:

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Future cash inflows	$ 69,616[(a)]	$ 49,322[(b)]	$ 62,995[(c)]
Future production costs	(20,384)	(16,620)	(18,828)
Future development costs	(11,602)	(8,881)	(7,378)
Future income tax provisions	(6,859)	(4,106)	(9,813)
Future net cash flows	30,771	19,715	26,976
Less effect of a 10% discount factor	(17,588)	(11,512)	(15,143)
Standardized measure of discounted future net cash flows	$ 13,183	$ 8,203	$ 11,833

(a) Calculated using prices of $4.38 per mcf of natural gas and $79.42 per barrel of oil, before field differentials.

(b) Calculated using prices of $3.87 per mcf of natural gas and $61.14 per barrel of oil, before field differentials.

(c) Calculated using prices of $5.71 per mcf of natural gas and $44.61 per barrel of oil, before field differentials.

The principal sources of change in the standardized measure of discounted future net cash flows are as follows:

	Years Ended December 31,		
	2010	2009	2008
	($ in millions)		
Standardized measure, beginning of period[(a)]	$ 8,203	$ 11,833	$ 14,962
Sales of natural gas and oil produced, net of production costs[(b)]	(3,199)	(2,307)	(5,896)
Net changes in prices and production costs	3,337	(7,297)	(5,025)
Extensions and discoveries, net of production and development costs	5,580	2,374	2,752
Changes in future development costs	173	1,910	1,043
Development costs incurred during the period that reduced future development costs	717	650	1,130
Revisions of previous quantity estimates	199	(1,290)	1,524
Purchase of reserves-in-place	255	41	362
Sales of reserves-in-place	(2,235)	(377)	(1,696)
Accretion of discount	945	1,560	2,057
Net change in income taxes	(716)	2,521	1,843
Changes in production rates and other	(76)	(1,415)	(1,223)
Standardized measure, end of period[(a)]	$ 13,183	$ 8,203	$ 11,833

(a) The impact of cash flow hedges has not been included in any of the periods presented.

(b) Excluding gains (losses) on derivatives.

11. Divestitures

Industry Participation Agreements

As of December 31, 2010, we had entered into five significant industry participation agreements to sell a portion of our leasehold in certain areas, which allowed us to recover much or all of our initial leasehold investments in the plays, reduce our ongoing capital costs, reduce future DD&A expense and reduce future risks. The transactions are detailed below.

On November 16, 2010, we entered into an industry participation agreement with a wholly owned U.S. subsidiary of CNOOC Limited (CNOOC) to develop our Eagle Ford Shale leasehold in South Texas. Under the terms of the agreement, CNOOC acquired a 33.3% undivided interest in approximately 600,000 net acres of our Eagle Ford Shale leasehold along with 18.2 bcfe of estimated proved reserves. We received $1.12 billion in cash at closing, and CNOOC agreed to fund 75% of our share of drilling and completion costs in the Eagle Ford Shale until an additional $1.08 billion has been paid, which we expect to occur by year-end 2012. In addition, CNOOC has the right to a 33.3% participation in any additional leasehold we acquire in the Eagle Ford Shale at cost plus a fee.

On January 25, 2010, we entered into an industry participation agreement with Total E&P USA, Inc., a wholly owned subsidiary of Total S.A., to develop our Barnett Shale leasehold in north-central Texas. Under the terms of the industry participation agreement, Total acquired a 25% undivided interest in approximately 270,000 net acres of our Barnett Shale leasehold along with 840 bcfe of estimated proved reserves. Total paid us approximately $800 million in cash at closing (plus $78 million of drilling and completion carries due from the effective date of the transaction to the closing date). Total is obligated to fund 60% of our share of future drilling and completion costs until $1.45 billion has been paid, which we expect to occur by year-end 2013. In addition, Total has the right to a 25% participation in any additional leasehold we acquire in the Barnett Shale at cost plus a fee.

On November 25, 2008, we entered into an industry participation agreement with Statoil to develop our Marcellus Shale leasehold in Appalachia. Under the terms of the industry participation agreement, Statoil acquired a 32.5% undivided interest in approximately 1.8 million net acres of our Marcellus Shale leasehold along with 2.5 bcfe of estimated proved reserves. Chesapeake received $1.25 billion in cash at closing, and Statoil agreed to fund 75% of our share of drilling and completion costs in the Marcellus Shale until an additional $2.125 billion has been paid, which we expect to occur by year-end 2012. In addition, Statoil has the right to a 32.5% participation in any additional leasehold we acquire in the Marcellus Shale at cost plus a fee.

On September 5, 2008, we entered into an industry participation agreement with BP America Inc. to develop our Fayetteville Shale leasehold in Arkansas. Under the terms of the industry participation agreement, BP acquired a 25% undivided interest in approximately 540,000 net acres of our Fayetteville Shale leasehold along with 161.8 bcfe of estimated proved reserves. We received $1.1 billion in cash at closing, and BP paid an additional $800 million by funding 100% of Chesapeake's 75% share of drilling and completion costs during 2008 and 2009. In addition, BP has the right to a 25% participation in any additional leasehold we acquire in the Fayetteville Shale at cost plus a fee.

On July 1, 2008, we entered into an industry participation agreement with Plains Exploration & Production Company (PXP) to develop our Haynesville and Bossier Shale leasehold in Northwest Louisiana and East Texas. Under the terms of the industry participation agreement, PXP acquired a 20% undivided interest in approximately 550,000 net acres of our Haynesville and Bossier Shale leasehold along with 22.9 bcfe of estimated proved reserves. We received $1.65 billion in cash at closing, and PXP agreed to fund 50% of our share of drilling and completion costs in the Haynesville and Bossier Shale over a multi-year period, up to an additional $1.65 billion. In August 2009, Chesapeake and PXP amended their industry participation agreement to accelerate the payment of PXP's remaining drilling and completion cost carries as of September 30, 2009, in exchange for an approximate 12% reduction in the total amount of carry obligations due to Chesapeake. As a result, on September 29, 2009, Chesapeake received $1.1 billion in cash from PXP, and beginning in the 2009 fourth quarter Chesapeake and PXP each began paying their proportionate working interest costs on drilling. In addition, PXP has the right to a 20% participation in any additional leasehold we acquire in the Haynesville and Bossier Shales at cost plus a fee.

During 2010, 2009 and 2008, our drilling and completion costs included the benefit of approximately $1.151 billion, $1.153 billion and $271 million, respectively, in drilling and completion carries associated with our industry participation agreements with CNOOC, Total, Statoil, BP and PXP as follows:

Shale Play	Industry Participation Agreement Partner	Industry Participation Agreement Date	Years Ended December 31, 2010	2009	2008
			($ in millions)		
Eagle Ford	CNOOC	November 2010	$ 67	$ —	$ —
Barnett	Total	January 2010	483	—	—
Marcellus	Statoil	November 2008	601	162	—
Fayetteville	BP	September 2008	—	601	199
Haynesville	PXP	July 2008	—	390	72
			$ 1,151	$ 1,153	$ 271

During 2010, 2009 and 2008, as part of our industry participation agreements with Total, Statoil and PXP, we sold interests in additional leasehold in the Barnett, Marcellus and Haynesville shale plays for approximately $440 million, $100 million and $40 million, respectively.

For accounting purposes, cash proceeds from these transactions were reflected as a reduction of natural gas and oil properties with no gain or loss recognized.

Volumetric Production Payments

From time to time, we choose to monetize certain of our producing assets in our more mature producing regions. We retain drilling rights on the properties below currently producing intervals and outside of producing well bores.

We have completed the following volumetric production payment (VPP) transactions since 2007:

Date of VPP	Region	Proceeds	Proved Reserves (bcfe)	$ / mcfe	Original Term
		($ in millions)	(at time of sale)		(years)
September 2010	Barnett Shale	$ 1,150	390	$ 2.93	5
June 2010	Permian Basin	$ 335	38	$ 8.73	10
February 2010	East Texas and the Texas Gulf Coast	$ 180	46	$ 3.95	10
August 2009	South Texas	$ 370	68	$ 5.46	7.5
December 2008	Anadarko and Arkoma Basins	$ 412	98	$ 4.19	8
August 2008	Anadarko Basin	$ 600	93	$ 6.38	11
May 2008	Texas, Oklahoma and Kansas	$ 622	94	$ 6.53	11
December 2007	Kentucky and West Virginia	$ 1,100	208	$ 5.29	15

For accounting purposes, cash proceeds from these transactions were reflected as a reduction of natural gas and oil properties with no gain or loss recognized, and our proved reserves were reduced accordingly.

Sale of Springridge Gathering System

On December 21, 2010, our wholly owned midstream subsidiary, Chesapeake Midstream Development, L.P., sold its Springridge natural gas gathering system and related facilities in the Haynesville Shale to our 42.5%-owned affiliate, Chesapeake Midstream Partners, L.P. (NYSE: CHKM) for $500 million and recorded a gain on the sale of $157 million. In connection with this transaction, CHKM and certain Chesapeake subsidiaries entered into ten-year gathering and compression agreements covering Chesapeake's upstream assets within an area of dedication around the existing pipeline system. The gathering and compression agreements are similar to the previously existing gathering agreement between Chesapeake and CHKM and includes a minimum volume commitment and periodic rate redetermination.

Other Divestitures

In 2010 and 2009, we sold non-core proved and unproved properties for proceeds of approximately $355 million and $450 million, respectively.

12. Investments

At December 31, 2010 and 2009, we had the following investments:

	Approximate % Owned	Accounting Method	Carrying Value December 31, 2010	Carrying Value December 31, 2009
			($ in millions)	
Chesapeake Midstream Partners, L.P.	42%	Equity	$ 695	$ —
Frac Tech Holdings, LLC.	26%	Equity	311	239
Chaparral Energy, Inc.	20%	Equity	133	103
Gastar Exploration Ltd.	11%	Cost	29	32
Other	—	Cost/Equity	40	30
			$ 1,208	$ 404

Chesapeake Midstream Partners, L.P. On September 30, 2009, we formed a joint venture with Global Infrastructure Partners (GIP), a New York-based private equity fund, to own and operate natural gas midstream assets. As part of the transaction, Chesapeake contributed certain natural gas gathering and processing assets to, and GIP purchased a 50% interest in, a new joint venture entity. The assets we contributed to the joint venture were substantially all of our midstream assets in the Barnett Shale and also the majority of our non-shale midstream assets in the Arkoma, Anadarko, Delaware and Permian Basins. During the fourth quarter of 2009, the joint venture was consolidated within our financial statements. Effective January 1, 2010, in accordance with new authoritative guidance for variable interest entities, we changed the accounting for our investment in the joint venture to the equity method. Adoption of this new guidance resulted in an after-tax cumulative effect charge to retained earnings of $142 million, which is reflected in our consolidated statement of equity for the year ended December 31, 2010. This charge reflects the difference between the carrying value of our initial investment in the joint venture, which was recorded at carryover basis as an entity under common control, and the fair value of our equity in the joint venture as of the formation date.

On August 3, 2010, Chesapeake Midstream Partners, L.P. (NYSE: CHKM), completed an initial public offering of 24,437,500 common units (including 3,187,500 common units issued pursuant to the exercise of the underwriters' over-allotment option on August 3, 2010) representing limited partner interests and received gross offering proceeds of approximately $513 million at an initial offering price of $21.00 per unit less approximately $38 million for underwriting discounts and commissions, structuring fees and offering expenses. Pursuant to the terms of our contribution agreement with GIP, CHKM distributed the approximate $62 million of net proceeds from the exercise of the over-allotment option to GIP on August 3, 2010. In connection with the closing of the offering, Chesapeake and GIP contributed the interests of the midstream joint venture's operating subsidiary to CHKM, and CHKM is continuing the business that had been conducted by the joint venture. Common units owned by public security holders represent 17.7% of all outstanding limited partner interests, and Chesapeake and GIP hold 42.3% and 40.0%, respectively, of all outstanding limited partner interests. The limited partners, collectively, have a 98.0% interest in CHKM and the general partner, which is owned and controlled 50/50 by Chesapeake and GIP, has a 2.0% interest in CHKM.

During 2010, we recorded positive equity method adjustments of $89 million for our share of CHKM's income and recorded accretion adjustments of $14 million for our share of equity in excess of cost. As a result of the initial public offering by CHKM in 2010, we recognized a $90 million gain on our investment. The gain represented our proportionate share of the excess of offering proceeds over the carrying value of our investment in CHKM and is reported in earnings (losses) from equity investees on our statements of operations. The carrying value of our investment in CHKM is less than our underlying equity in net assets by approximately $237 million as of December 31, 2010. This difference is being accreted over 20 years.

In 2010, we received cash distributions of $88 million from CHKM and its predecessor.

Frac Tech Holdings, LLC. Frac Tech Holdings, LLC provides hydraulic fracturing and other services to oil and gas companies. In 2010, we made an additional $100 million investment in Frac Tech, recorded positive equity method adjustments of $55 million for our share of Frac Tech's income and recorded depreciation adjustments of $25 million for our cost in excess of equity. In addition, in November 2010 and December 2010, we received cash distributions of $52 million and $6 million, respectively, from Frac Tech. The carrying value of our investment in Frac Tech is in excess of our underlying equity in net assets by approximately $153 million as of December 31, 2010. This excess amount is attributed to certain intangibles associated with the specialty services provided by Frac Tech and is being amortized over the estimated life of the intangibles. We recently announced our intention to sell our interest in Frac Tech. The sale is subject to changes in market conditions and other factors, and there can be no assurance that we will complete the transaction on a timely basis or at all.

Chaparral Energy, Inc. Chaparral Energy, Inc. is an independent oil and natural gas company engaged in the production, acquisition and exploitation of oil and natural gas properties. In 2010, we recorded positive equity method adjustments of $5 million for our share of Chaparral's income and depreciation adjustments of $6 million for our cost in excess of equity. The carrying value of our investment in Chaparral is in excess of our underlying equity in net assets by approximately $58 million as of December 31, 2010. This excess is attributed to the natural gas and oil reserves held by Chaparral and is being amortized over the estimated life of these reserves based on a unit of production rate. In addition, as a result of an equity offering by Chaparral to a third party in April 2010, we recognized a $31 million gain on our investment in 2010. This gain represented our proportionate share of the excess of offering proceeds over the carrying value of our investment in Chaparral and is reported in earnings (losses) from equity investees on our statements of operations. Due to the dramatic decrease in natural gas and oil prices at the end of 2008 and into 2009 as a result of the slowing of the worldwide economy, on March 31, 2009 and December 31, 2008, we recognized an other than temporary impairment on our investment in Chaparral of $51 million and $100 million, respectively. We recently announced our intention to sell our investment in Chaparral. The sale is subject to changes in market conditions and other factors, and there can be no assurance that we will complete the transaction on a timely basis or at all.

Gastar Exploration Ltd. Gastar Exploration Ltd. (AMEX: GST) is an independent energy company engaged in the exploration, development and production of natural gas and oil in the U.S. During 2010, the common stock price of Gastar decreased from $4.79 per share to $4.30 per share. Due to the dramatic decrease in natural gas and oil prices at the end of 2008 and into 2009 as a result of the slowing of the worldwide economy, on March 31, 2009, we recognized an other than temporary impairment on our investment in Gastar of $70 million. Our investment in Gastar had a historical cost basis of $89 million as of December 31, 2010 and 2009.

Other. In 2010, we invested $20 million for a 40% equity interest in Twin Eagle Resource Management LLC, a natural gas trading and management firm. In 2010, we recorded a $16 million impairment of certain other equity investments. Our investees were impacted by the dramatic slowing of the worldwide economy and the tightening of the credit markets in the fourth quarter of 2008 and into 2009. The economic weakness resulted in significantly reduced natural gas and oil prices leading to a meaningful decline in the overall level of activity in the markets served by our investees. Associated with the weakness in performance of certain of the investees, as well as an evaluation of their financial condition and near-term prospects, we recognized that an other than temporary impairment had occurred on March 31, 2009 and December 31, 2008 of $41 million and $80 million, respectively.

13. Restructuring Costs

In 2009, we restructured our Charleston, West Virginia-based Eastern Division from a regional corporate headquarters to a regional field office consistent with the business model the company uses elsewhere in the country. As a result, we consolidated the management of our Eastern Division land, legal, accounting, information technology, geoscience and engineering departments into our corporate offices in Oklahoma City. The costs of the reorganization include termination benefits, consolidating or closing facilities and relocating employees. In addition, we had certain other workforce reductions that resulted in termination benefits. A summary of Chesapeake's restructuring costs is presented below:

	Year Ended December 31, 2009
	($ in millions)
Termination and relocation costs	$ 22
Acceleration of restricted stock awards	9
Other associated costs	3
Total Restructuring Costs	$ 34

14. Fair Value Measurements

Certain financial instruments are reported at fair value on the consolidated balance sheets. Under fair value measurement accounting guidance, fair value is defined as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants, i.e., an exit price. To estimate an exit price, a three-level hierarchy is used. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels. Level 1 inputs are unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial asset or liability and have the lowest priority. Chesapeake uses a market valuation approach based on available inputs and the following methods and assumptions to measure the fair values of its assets and liabilities, which may or may not be observable in the market.

Cash Equivalents. The fair value of cash equivalents is based on quoted market prices.

Investments. The fair value of Chesapeake's investment in Gastar Exploration Ltd. (NYSE Amex: GST) common stock is based on a quoted market price.

Other Long-Term Assets and Liabilities. The fair value of other long-term assets and liabilities, consisting of obligations under our Deferred Compensation Plan, is based on quoted market prices.

Derivatives. The fair values of our commodity derivatives are based on a third-party pricing model which utilizes inputs that are either readily available in the public market, such as natural gas and oil forward curves and discount rates, or can be corroborated from active markets or broker quotes. These values are then compared to the values given by our counterparties for reasonableness. Since commodity swaps do not include optionality and therefore have no unobservable inputs, they are classified as Level 2. All other commodity derivatives have some level of unobservable input, such as volatility curves, and are therefore classified as Level 3. For interest rate and foreign currency derivatives, we use the fair value estimates provided by our respective counterparties, which are classified as Level 3 inputs. These values are reviewed internally for reasonableness using future interest rate curves and time to maturity. Derivatives are also subject to the risk that counterparties will be unable to meet their obligations. We factor in non-performance risk in the valuation of our derivatives using current published credit default swap rates. To date this has not had a material impact on the values of our derivatives.

Debt. The fair value of certain of our long-term debt is based on the face amount of that debt along with the value of related interest rate swaps.

The following table provides fair value measurement information for financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
		($ in millions)		
Financial Assets (Liabilities):				
Cash equivalents	$ 102	$ —	$ —	$ 102
Investments	29	—	—	29
Other long-term assets	52	—	—	52
Long-term debt	—	—	(1,371)	(1,371)
Other long-term liabilities	(52)	—	—	(52)
Derivatives:				
Commodity assets	—	1,364	105	1,469
Commodity liabilities	—	(59)	(2,059)	(2,118)
Interest rate liabilities	—	—	(69)	(69)
Foreign currency liabilities	—	—	(43)	(43)
Total derivatives	—	1,305	(2,066)	(761)
Total	$ 131	$ 1,305	$ (3,437)	$ (2,001)

The following table provides fair value measurement information for financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
		($ in millions)		
Financial Assets (Liabilities):				
Cash equivalents	$ 307	$ —	$ —	$ 307
Investments	32	—	—	32
Other long-term assets	34	—	—	34
Long-term debt	—	—	(1,398)	(1,398)
Other long-term liabilities	(34)	—	—	(34)
Derivatives:				
Commodity assets	—	693	143	836
Commodity liabilities	—	(1)	(809)	(810)
Interest rate liabilities	—	—	(132)	(132)
Foreign currency assets	—	—	43	43
Total derivatives	—	692	(755)	(63)
Total	$ 339	$ 692	$ (2,153)	$ (1,122)

A summary of the changes in Chesapeake's assets (liabilities) classified as Level 3 measurements during 2010 and 2009 is presented below:

	Derivatives			
	Commodity	Interest Rate	Foreign Currency	Debt
	($ in millions)			
Beginning Balance as of January 1, 2010	$ (666)	$ (132)	$ 43	$ (1,398)
Total gains (losses) (realized/unrealized):				
Included in earnings (realized)[a]	378	14	—	—
Included in earnings or change in net assets (unrealized)[a]	(1,492)	46	(63)	77
Included in other comprehensive income (loss)	(25)	—	(23)	—
Purchases, issuances and settlements	(149)	3	—	(50)[b]
Transfers in and out of Level 3	—	—	—	—
Ending Balance as of December 31, 2010	$ (1,954)	$ (69)	$ (43)	$ (1,371)
Beginning Balance as of January 1, 2009	$ 432	$ (63)	$ (77)	$ (1,470)
Total gains (losses) (realized/unrealized):				
Included in earnings (realized)[a]	879	23	—	—
Included in earnings or change in net assets (unrealized)[a]	(988)	91	25	(128)
Included in other comprehensive income (loss)	28	—	95	—
Purchases, issuances and settlements	(1,017)	(183)	—	200[b]
Transfers in and out of Level 3	—	—	—	—
Ending Balance as of December 31, 2009	$ (666)	$ (132)	$ 43	$ (1,398)

(a) Amounts related to commodity derivatives are included in natural gas and oil sales, and amounts related to interest rate and foreign currency derivatives and debt are included in Interest Expense.

(b) Amount represents a(n) (increase)/decrease in debt recorded at fair value as a result of new or terminated interest rate swaps.

Fair Value of Other Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with accounting guidance for financial instruments. We have determined the estimated fair values by using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

The carrying values of financial instruments comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. We estimate the fair value of our long-term debt and our convertible preferred stock primarily using quoted market prices. Fair value is compared to the carrying value, excluding the impact of interest rate derivatives, in the table below.

	December 31, 2010		December 31, 2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	($ in millions)			
Long-term debt	$ 12,631	$ 13,272	$ 12,226	$ 12,824
Convertible preferred stock	$ 3,065	$ 3,019	$ 466	$ 401

15. Asset Retirement Obligations

The components of the change in our asset retirement obligations are shown below.

	Years Ended December 31,	
	2010	2009
	($ in millions)	
Asset retirement obligations, beginning of period	$ 282	$ 269
Additions	16	14
Revisions	—	(3)
Settlements and disposals	(12)	(15)
Accretion expense	15	17
Asset retirement obligations, end of period	$ 301	$ 282

16. Major Customers and Segment Information

There were no sales to individual customers constituting 10% or more of total revenues (before the effects of hedging) for the year ended December 31, 2010. Major customers for the years ended December 31, 2009 and 2008 were as follows:

Year Ended December 31,	Customer	Amount	Percent of Total Revenues
		($ in millions)	
2009	EDF Trading North America LLC	$ 571	10%
2008	Eagle Energy Partners I, L.P.	$ 1,283	12%

In accordance with accounting guidance for disclosures about segments of an enterprise and related information, we have two reportable operating segments. Our exploration and production operating segment and natural gas and oil marketing, gathering and compression operating segment are managed separately because of the nature of their products and services. The exploration and production segment is responsible for finding and producing natural gas and oil. The marketing, gathering and compression segment is responsible for marketing, gathering and compression of natural gas and oil primarily from Chesapeake-operated wells. We also have drilling rig and trucking operations which are responsible for providing drilling rigs primarily used on Chesapeake-operated wells and trucking services utilized in the transportation of drilling rigs on both Chesapeake-operated wells and wells operated by third parties. Our drilling rig and trucking service operations are presented in "Other Operations" in the table below.

Management evaluates the performance of our segments based upon income (loss) before income taxes. Revenues from the sale of natural gas and oil related to Chesapeake's ownership interests by the marketing, gathering and compression segment are reflected as exploration and production revenues. Such amounts totaled $4.0 billion, $2.9 billion and $5.5 billion for 2010, 2009 and 2008, respectively. The following tables present selected financial information for Chesapeake's operating segments.

	Exploration and Production	Marketing, Gathering and Compression	Other Operations	Intercompany Eliminations	Consolidated Total
			($ in millions)		
For the Year Ended December 31, 2010:					
Revenues	$ 5,647	$ 7,433	$ 757	$ (4,471)	$ 9,366
Intersegment revenues	—	(3,954)	(517)	4,471	—
Total revenues	5,647	3,479	240	—	9,366
Depreciation, depletion and amortization	1,546	44	93	(69)	1,614
Other income (expense)	14	2	—	—	16
Interest expense	(13)	(6)	—	—	(19)
Impairment of investments	(16)	—	—	—	(16)
(Gains) losses on sale of other property and equipment	2	(139)	—	—	(137)
Other impairments	—	20	1	—	21
Losses on redemptions or exchanges of debt	(129)	—	—	—	(129)
Earnings (losses) from equity investees	34	193	—	—	227
INCOME (LOSS) BEFORE INCOME TAXES	$ 2,561	$ 362	$ (29)	$ (10)	$ 2,884
TOTAL ASSETS	$ 33,632	$ 3,458	$ 854	$ (765)	$ 37,179
NET CAPITAL EXPENDITURES	$ 8,671	$ (2,011)(a)	$ 269	$ —	$ 6,929

(a) Effective January 1, 2010, in accordance with new authoritative guidance for variable interest entities, we ceased consolidating our midstream joint venture with Global Infrastructure Partners within our financial statements.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Exploration and Production	Marketing, Gathering and Compression	Other Operations	Intercompany Eliminations	Consolidated Total
			($ in millions)		
For the Year Ended December 31, 2009:					
Revenues	$ 5,049	$ 5,341	$ 414	$ (3,102)	$ 7,702
Intersegment revenues	—	(2,878)	(224)	3,102	—
Total revenues	5,049	2,463	190	—	7,702
Depreciation, depletion and amortization	1,556	44	50	(35)	1,615
Other income (expense)	9	3	1	(2)	11
Interest expense	(113)	(1)	—	1	(113)
Impairment of natural gas and oil properties	11,000	—	—	—	11,000
Impairment of investments	(162)	—	—	—	(162)
(Gains) losses on sale of other property and equipment	—	38	—	—	38
Other impairments	13	90	27	—	130
Losses on redemptions or exchanges of debt	(40)	—	—	—	(40)
Earnings (losses) from equity investees	(39)	—	—	—	(39)
INCOME (LOSS) BEFORE INCOME TAXES	$ (9,173)	$ (48)	$ (70)	$ 3	$ (9,288)
TOTAL ASSETS	$ 25,637	$ 4,323	$ 660	$ (706)	$ 29,914
NET CAPITAL EXPENDITURES	$ 4,837	$ 966	$ 290	$ —	$ 6,093
For the Year Ended December 31, 2008:					
Revenues	$ 7,858	$ 9,126	$ 631	$ (5,986)	$ 11,629
Intersegment revenues	—	(5,528)	(458)	5,986	—
Total revenues	7,858	3,598	173	—	11,629
Depreciation, depletion and amortization	2,108	28	35	(27)	2,144
Other income (expense)	27	6	—	(6)	27
Interest expense	(271)	(2)	—	2	(271)
Impairment of natural gas and oil properties	2,800	—	—	—	2,800
Impairment of investments	(180)	—	—	—	(180)
Other impairments	—	30	—	—	30
Losses or redemptions on exchanges of debt	(4)	—	—	—	(4)
Earnings (losses) from equity investees	(38)	—	—	—	(38)
INCOME (LOSS) BEFORE INCOME TAXES	$ 968	$ 28	$ 82	$ (87)	$ 991
TOTAL ASSETS	$ 35,415	$ 3,416	$ 465	$ (703)	$ 38,593
NET CAPITAL EXPENDITURES	$ 7,658	$ 1,765	$ 229	$ —	$ 9,652

17. Condensed Consolidating Financial Information

Chesapeake Energy Corporation is a holding company and owns no operating assets and has no significant operations independent of its subsidiaries. Our obligations under our outstanding senior notes and contingent convertible senior notes listed in Note 3 are fully and unconditionally guaranteed, jointly and severally, by certain of our wholly owned subsidiaries on a senior unsecured basis. Our midstream subsidiary, CMD, is not a guarantor and is subject to covenants in the midstream revolving bank credit facility referred to in Note 3 that restricts it from paying dividends or distributions or making loans to Chesapeake.

Set forth below are condensed consolidating financial statements for Chesapeake Energy Corporation (parent) on a stand-alone, unconsolidated basis, and its combined guarantor and combined non-guarantor subsidiaries as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiaries operated as independent entities.

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2010
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS:					
Cash and cash equivalents	$ —	$ 2	$ 100	$ —	$ 102
Other	7	3,065	123	(31)	3,164
Total Current Assets	7	3,067	223	(31)	3,266
PROPERTY AND EQUIPMENT:					
Natural gas and oil properties, at cost based on full-cost accounting	—	27,822	4	—	27,826
Other property and equipment, net	—	3,230	1,322	—	4,552
Total Property and Equipment	—	31,052	1,326	—	32,378
Other assets	166	669	700	—	1,535
Investments in subsidiaries and intercompany advance	1,217	263	—	(1,480)	—
TOTAL ASSETS	$ 1,390	$ 35,051	$ 2,249	$ (1,511)	$ 37,179
CURRENT LIABILITIES:					
Current liabilities	$ 302	$ 4,082	$ 137	$ (31)	$ 4,490
Intercompany payable (receivable) from parent	(23,664)	21,939	1,612	113	—
Total Current Liabilities	(23,362)	26,021	1,749	82	4,490
LONG-TERM LIABILITIES:					
Long-term debt, net	8,934	3,612	94	—	12,640
Deferred income tax liabilities	482	1,879	136	(113)	2,384
Other liabilities	72	2,322	7	—	2,401
Total Long-Term Liabilities	9,488	7,813	237	(113)	17,425
EQUITY:					
Chesapeake stockholders' equity	15,264	1,217	263	(1,480)	15,264
Noncontrolling interest	—	—	—	—	—
Total Equity	15,264	1,217	263	(1,480)	15,264
TOTAL LIABILITIES AND EQUITY	$ 1,390	$ 35,051	$ 2,249	$ (1,511)	$ 37,179

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2009
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS:					
Cash and cash equivalents	$ —	$ 293	$ 14	$ —	$ 307
Other	27	2,031	166	(85)	2,139
Total Current Assets	27	2,324	180	(85)	2,446
PROPERTY AND EQUIPMENT:					
Natural gas and oil properties, at cost based on full-cost accounting	—	20,788	4	—	20,792
Other property and equipment, net	—	2,903	3,015	—	5,918
Total Property and Equipment	—	23,691	3,019	—	26,710
Other assets	197	541	20	—	758
Investments in subsidiaries and intercompany advance	3,029	262	—	(3,291)	—
TOTAL ASSETS	$ 3,253	$ 26,818	$ 3,219	$ (3,376)	$ 29,914
CURRENT LIABILITIES:					
Current liabilities	$ 277	$ 2,261	$ 235	$ (85)	$ 2,688
Intercompany payable (receivable) from parent	(19,388)	17,572	1,729	87	—
Total Current Liabilities	(19,111)	19,833	1,964	2	2,688
LONG-TERM LIABILITIES:					
Long-term debt, net	10,359	1,892	44	—	12,295
Deferred income tax liabilities	393	704	49	(87)	1,059
Other liabilities	168	1,360	3	—	1,531
Total Long-Term Liabilities	10,920	3,956	96	(87)	14,885
EQUITY:					
Chesapeake stockholders' equity	11,444	3,029	262	(3,291)	11,444
Noncontrolling interest	—	—	897	—	897
Total Equity	11,444	3,029	1,159	(3,291)	12,341
TOTAL LIABILITIES AND EQUITY	$ 3,253	$ 26,818	$ 3,219	$ (3,376)	$ 29,914

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:					
Natural gas and oil sales	$ —	$ 5,647	$ —	$ —	$ 5,647
Marketing, gathering and compression sales	—	3,368	248	(137)	3,479
Service operations revenue	—	240	—	—	240
Total Revenues	—	9,255	248	(137)	9,366
OPERATING COSTS:					
Production expenses	—	893	—	—	893
Production taxes	—	157	—	—	157
General and administrative expenses	2	421	30	—	453
Marketing, gathering and compression expenses	—	3,293	125	(66)	3,352
Service operations expense	—	208	—	—	208
Natural gas and oil depreciation, depletion and amortization	—	1,394	—	—	1,394
Depreciation and amortization of other assets	—	170	50	—	220
(Gains) losses on sales of other property and equipment	—	2	(139)	—	(137)
Other impairments	—	1	20	—	21
Total Operating Costs	2	6,539	86	(66)	6,561
INCOME (LOSS) FROM OPERATIONS	(2)	2,716	162	(71)	2,805
OTHER INCOME (EXPENSE):					
Interest expense	(637)	(99)	(1)	718	(19)
Earnings (losses) from equity investees	—	34	193	—	227
Losses on redemptions or exchanges of debt	(129)	—	—	—	(129)
Impairment of investments	—	(16)	—	—	(16)
Other income (expense)	718	11	5	(718)	16
Equity in net earnings of subsidiary	1,805	177	—	(1,982)	—
Total Other Income (Expense)	1,757	107	197	(1,982)	79
INCOME (LOSS) BEFORE INCOME TAXES	1,755	2,823	359	(2,053)	2,884
INCOME TAX EXPENSE (BENEFIT)	(19)	1,018	138	(27)	1,110
NET INCOME (LOSS)	$ 1,774	$ 1,805	$ 221	$ (2,026)	$ 1,774

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:					
Natural gas and oil sales	$ —	$ 5,049	$ —	$ —	$ 5,049
Marketing, gathering and compression sales	—	2,181	510	(228)	2,463
Service operations revenue	—	190	—	—	190
Total Revenues	—	7,420	510	(228)	7,702
OPERATING COSTS:					
Production expenses	—	877	(1)	—	876
Production taxes	—	107	—	—	107
General and administrative expenses	—	318	31	—	349
Marketing, gathering and compression expenses	—	2,125	201	(10)	2,316
Service operations expense	—	182	—	—	182
Natural gas and oil depreciation, depletion and amortization	—	1,371	—	—	1,371
Depreciation and amortization of other assets	—	149	95	—	244
Impairment of natural gas and oil properties	—	11,000	—	—	11,000
(Gains) losses on sales of other property and equipment	—	—	38	—	38
Other impairments	—	40	90	—	130
Restructuring costs	—	34	—	—	34
Total Operating Costs	—	16,203	454	(10)	16,647
INCOME (LOSS) FROM OPERATIONS	—	(8,783)	56	(218)	(8,945)
OTHER INCOME (EXPENSE):					
Interest expense	(652)	(145)	(1)	685	(113)
Earnings (losses) from equity investees	—	(39)	—	—	(39)
Losses on redemptions or exchanges of debt	(40)	—	—	—	(40)
Impairment of investments	—	(162)	—	—	(162)
Other income (expense)	685	53	(42)	(685)	11
Equity in net earnings of subsidiary	(5,826)	(153)	—	5,979	—
Total Other Income (Expense)	(5,833)	(446)	(43)	5,979	(343)
INCOME (LOSS) BEFORE INCOME TAXES	(5,833)	(9,229)	13	5,761	(9,288)
INCOME TAX EXPENSE (BENEFIT)	(3)	(3,403)	5	(82)	(3,483)
NET INCOME (LOSS)	(5,830)	(5,826)	8	5,843	(5,805)
Net (income) loss attributable to noncontrolling interest	—	—	(25)	—	(25)
NET INCOME (LOSS) ATTRIBUTABLE TO CHESAPEAKE	$ (5,830)	$ (5,826)	$ (17)	$ 5,843	$ (5,830)

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:					
Natural gas and oil sales	$ —	$ 7,858	$ —	$ —	$ 7,858
Marketing, gathering and compression sales	—	3,420	333	(155)	3,598
Service operations revenue	—	173	—	—	173
Total Revenues	—	11,451	333	(155)	11,629
OPERATING COSTS:					
Production expenses	—	890	(1)	—	889
Production taxes	—	284	—	—	284
General and administrative expenses	—	364	13	—	377
Marketing, gathering and compression expenses	—	3,363	142	—	3,505
Service operations expense	—	143	—	—	143
Natural gas and oil depreciation, depletion and amortization	—	1,970	—	—	1,970
Depreciation and amortization of other assets	14	129	48	(17)	174
Impairment of natural gas and oil properties	—	2,800	—	—	2,800
Other impairments	—	—	30	—	30
Total Operating Costs	14	9,943	232	(17)	10,172
INCOME (LOSS) FROM OPERATIONS	(14)	1,508	101	(138)	1,457
OTHER INCOME (EXPENSE):					
Interest expense	(630)	(197)	(2)	558	(271)
Earnings (losses) from equity investees	—	(38)	—	—	(38)
Losses on redemptions or exchanges of debt	(4)	—	—	—	(4)
Impairment of investments	—	(180)	—	—	(180)
Other income (expense)	558	21	6	(558)	27
Equity in net earnings of subsidiary	659	(20)	—	(639)	—
Total Other Income (Expense)	583	(414)	4	(639)	(466)
INCOME (LOSS) BEFORE INCOME TAXES	569	1,094	105	(777)	991
INCOME TAX EXPENSE (BENEFIT)	(35)	435	41	(54)	387
NET INCOME (LOSS)	$ 604	$ 659	$ 64	$ (723)	$ 604

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	$ —	$ 4,758	$ 359	$ —	$ 5,117
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to natural gas and oil properties	—	(12,187)	—	—	(12,187)
Proceeds from divestitures of natural gas and oil properties	—	4,292	—	—	4,292
Additions to other property and equipment	—	(561)	(765)	—	(1,326)
Other investing activities	—	329	659	(270)	718
Cash used in investing activities	—	(8,127)	(106)	(270)	(8,503)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from credit facilities borrowings	—	14,384	733	—	15,117
Payments on credit facilities borrowings	—	(12,664)	(639)	—	(13,303)
Proceeds from issuance of senior notes, net of offering costs	1,967	—	—	—	1,967
Proceeds from preferred stock, net of offering costs	2,562	—	—	—	2,562
Cash paid to redeem debt	(3,434)	—	—	—	(3,434)
Other financing activities	(339)	1,158	(277)	(270)	272
Intercompany advances, net	(756)	200	16	540	—
Cash provided by (used in) financing activities	—	3,078	(167)	270	3,181
Net increase (decrease) in cash and cash equivalents	—	(291)	86	—	(205)
Cash and cash equivalents, beginning of period	—	293	14	—	307
Cash and cash equivalents, end of period	$ —	$ 2	$ 100	$ —	$ 102

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2009 ($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	$ —	$ 4,512	$ (156)	$ —	$ 4,356
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to natural gas and oil properties	—	(5,840)	—	—	(5,840)
Proceeds from divestitures of natural gas and oil properties	—	1,926	—	—	1,926
Additions to other property and equipment	—	(894)	(789)	—	(1,683)
Other investing activities	—	79	56	—	135
Cash used in investing activities	—	(4,729)	(733)	—	(5,462)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from credit facilities borrowings	—	6,933	828	—	7,761
Payments on credit facilities borrowings	—	(8,514)	(1,244)	—	(9,758)
Proceeds from issuance of senior notes, net of offering costs	1,346	—	—	—	1,346
Proceeds from sales of noncontrolling interest in midstream joint venture	—	—	588	—	588
Other financing activities	(276)	65	(62)	—	(273)
Intercompany advances, net	(1,070)	277	793	—	—
Cash provided by financing activities	—	(1,239)	903	—	(336)
Net increase (decrease) in cash and cash equivalents	—	(1,456)	14	—	(1,442)
Cash and cash equivalents, beginning of period	—	1,749	—	—	1,749
Cash and cash equivalents, end of period	$ —	$ 293	$ 14	$ —	$ 307

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
($ in millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	$ 156	$ 5,719	$ 175	$ (693)	$ 5,357
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to natural gas and oil properties	—	(14,697)	—	—	(14,697)
Proceeds from divestitures of natural gas and oil properties	—	7,670	—	—	7,670
Additions to other property and equipment	—	(1,759)	(1,314)	—	(3,073)
Other investing activities	—	135	—	—	135
Cash used in investing activities	—	(8,651)	(1,314)	—	(9,965)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from credit facilities borrowings	—	12,831	460	—	13,291
Payments on credit facilities borrowings	—	(11,307)	—	—	(11,307)
Proceeds from issuance of senior notes, net of offering costs	2,136	—	—	—	2,136
Proceeds from issuance of common stock, net of offering costs	2,598	—	—	—	2,598
Cash paid to redeem debt	(312)	—	—	—	(312)
Other financing activities	(202)	131	21	—	(50)
Intercompany advances, net	(4,376)	3,025	658	693	—
Cash provided by (used in) financing activities	(156)	4,680	1,139	693	6,356
Net increase (decrease) in cash and cash equivalents	—	1,748	—	—	1,748
Cash and cash equivalents, beginning of period	—	1	—	—	1
Cash and cash equivalents, end of period	$ —	$ 1,749	$ —	$ —	$ 1,749

18. Quarterly Financial Data (unaudited)

Summarized unaudited quarterly financial data for 2010 and 2009 are as follows ($ in millions except per share data):

	Quarters Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total revenues	$ 2,798	$ 2,012	$ 2,581	$ 1,975
Gross profit[(a)]	$ 1,212	$ 447	$ 817	$ 329
Net income attributable to Chesapeake	$ 738	$ 255	$ 558	$ 223
Net income available to common stockholders	$ 732	$ 235	$ 515	$ 181
Net earnings per common share:				
Basic	$ 1.16	$ 0.37	$ 0.81	$ 0.29
Diluted	$ 1.14	$ 0.37	$ 0.75	$ 0.28

	Quarters Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Total revenues	$ 1,995	$ 1,673	$ 1,811	$ 2,222
Gross profit (loss)[(a)(b)]	$ (9,053)	$ 424	$ 397	$ (713)
Net income (loss) attributable to Chesapeake[(b)]	$ (5,740)	$ 243	$ 192	$ (524)
Net income (loss) available to common stockholders[(b)]	$ (5,746)	$ 237	$ 186	$ (530)
Net earnings (loss) per common share:				
Basic	$ (9.63)	$ 0.39	$ 0.30	$ (0.84)
Diluted	$ (9.63)	$ 0.39	$ 0.30	$ (0.84)

(a) Total revenue less operating costs.

(b) Includes a before-tax ceiling test write-down of $9.6 billion and $1.4 billion on our natural gas and oil properties for the quarters ended March 31, 2009 and December 31, 2009, respectively.

19. Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) recently issued the following standards which we reviewed to determine the potential impact on our financial statements upon adoption.

In February 2010, the FASB amended its guidance on subsequent events to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. The guidance was effective upon issuance. We adopted this guidance in 2010.

The FASB also issued new guidance requiring additional disclosures about fair value measurements, adding a new requirement to disclose transfers in and out of Levels 1 and 2 measurements and gross presentation of activity within a Level 3 roll forward. The guidance also clarified existing disclosure requirements regarding the level of disaggregation of fair value measurements and disclosures regarding inputs and valuation techniques. We adopted this guidance in 2010. Adoption had no impact on our financial position or results of operations. Required disclosures for the reconciliation of purchases, sales, issuance and settlements of financial instruments valued with a Level 3 method are effective beginning on January 1, 2011, and we do not expect the implementation to have a material impact on our financial position or results of operations. See Note 14 for discussion regarding fair value measurements.

20. Subsequent Events

Fayetteville Shale Asset Sale

On February 21, 2011, we entered into a purchase and sale agreement with BHP Billiton Petroleum, a wholly owned subsidiary of BHP Billiton Limited, to sell all of our Fayetteville Shale assets in Central Arkansas for $4.75 billion in cash before certain deductions and standard closing adjustments. The assets include approximately 487,000 net acres of leasehold and producing natural gas properties and midstream assets with approximately 420 miles of pipeline. In the Fayetteville Shale, our current net production is approximately 415 mmcfe per day. As part of the transaction, Chesapeake has agreed to provide essential services for up to one year for BHP Billiton's Fayetteville properties for an agreed-upon fee. Closing of the transaction is subject to customary conditions, including filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and with the Committee on Foreign Investment in the United States. Closing is expected to occur in the first half of 2011.

Niobrara Project Cooperation Agreement

On February 16, 2011, CNOOC International Limited, a wholly owned subsidiary of CNOOC Limited, purchased a 33.3% undivided interest in our 800,000 net natural gas and oil leasehold acres in the DJ and Powder River Basins in northeast Colorado and southeast Wyoming. The consideration for the transaction was $570 million in cash. In addition, CNOOC has agreed to fund 66.7% of our share of drilling and completion costs until an additional $697 million has been paid, which we expect to occur by year-end 2014. CNOOC also has the right to a 33.3% participation in any additional leasehold we acquire in the Niobrara Shale.

Senior Notes Issuance

On February 11, 2011, we issued $1.0 billion of 6.125% Senior Notes due 2021 in a registered public offering. We used the net proceeds of $977 million from the offering to repay indebtedness outstanding under our revolving bank credit facility.

Schedule II

CHESAPEAKE ENERGY CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Description	Balance at Beginning of Period	Additions: Charged To Expense	Additions: Charged To Other Accounts	Deductions	Balance at End of Period
December 31, 2010:					
Allowance for doubtful accounts	$ 24	$ —	$ —	$ (6)	$ 18
Valuation allowance for deferred tax assets	$ —	$ —	$ —	$ —	$ —
December 31, 2009:					
Allowance for doubtful accounts	$ 12	$ 12	$ —	$ —	$ 24
Valuation allowance for deferred tax assets	$ —	$ —	$ —	$ —	$ —
December 31, 2008:					
Allowance for doubtful accounts	$ 8	$ 4	$ —	$ —	$ 12
Valuation allowance for deferred tax assets	$ —	$ —	$ —	$ —	$ —

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by Chesapeake in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. As of December 31, 2010, we carried out an evaluation, under the supervision and with the participation of Chesapeake management, including Chesapeake's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Chesapeake's disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15(b). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010, to ensure that information required to be disclosed by Chesapeake is accumulated and communicated to Chesapeake management, including Chesapeake's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

No changes in the company's internal control over financial reporting occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management's annual report on internal control over financial reporting and the audit report on our internal control over financial reporting of our independent registered public accounting firm are included in Item 8 of this report.

ITEM 9B. *Other Information*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information called for by this Item 10 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than May 2, 2011.

ITEM 11. *Executive Compensation*

The information called for by this Item 11 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than May 2, 2011.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information called for by this Item 12 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than May 2, 2011.

ITEM 13. *Certain Relationships and Related Transactions and Director Independence*

The information called for by this Item 13 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than May 2, 2011.

ITEM 14. *Principal Accountant Fees and Services*

The information called for by this Item 14 is incorporated herein by reference to the definitive Proxy Statement to be filed by Chesapeake pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934 not later than May 2, 2011.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

1. *Financial Statements.* Chesapeake's consolidated financial statements are included in Item 8 of this report. Reference is made to the accompanying Index to Financial Statements.

2. *Financial Statement Schedules.* Schedule II is included in Item 8 of this report with our consolidated financial statements. No other financial statement schedules are applicable or required.

3. *Exhibits.* The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

		Incorporated by Reference					
Exhibit Number	**Exhibit Description**	**Form**	**SEC File Number**	**Exhibit**	**Filing Date**	**Filed Herewith**	**Furnished Herewith**
3.1.1	Chesapeake's Restated Certificate of Incorporation, as amended.	10-Q	001-13726	3.1.1	08/10/2009		
3.1.2	Certificate of Designation of 5% Cumulative Convertible Preferred Stock (Series 2005B), as amended.	10-Q	001-13726	3.1.4	11/10/2008		
3.1.3	Certificate of Designation of 4.5% Cumulative Convertible Preferred Stock, as amended.	10-Q	001-13726	3.1.6	08/11/2008		
3.1.4	Certificate of Designation of 5.75% Cumulative Non-Voting Convertible Preferred Stock (Series A).	8-K	001-13726	3.2	05/20/2010		
3.1.5	Certificate of Designation of 5.75% Cumulative Non-Voting Convertible Preferred Stock, as amended.	10-Q	001-13726	3.1.5	08/09/2010		
3.2	Chesapeake's Amended and Restated Bylaws.	8-K	001-13726	3.1	11/17/2008		
4.1*	Indenture dated as of August 16, 2005 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 6.5% Senior Notes due 2017.	8-K	001-13726	4.1	08/16/2005		
4.2*	Indenture dated as of November 8, 2005 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 6.875% Senior Notes due 2020.	8-K	001-13726	4.1.1	11/15/2005		
4.3*	Indenture dated as of November 8, 2005 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.75% Contingent Convertible Senior Notes due 2035.	8-K	001-13726	4.1.2	11/15/2005		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date		
4.4*	Indenture dated as of June 30, 2006 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 7.625% Senior Notes due 2013.	8-K	001-13726	4.1	06/30/2006		
4.5*	Indenture dated as of December 6, 2006 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors, The Bank of New York Mellon Trust Company, N.A., as Trustee, AIB/BNY Fund Management (Ireland) Limited, as Irish Paying Agent and Transfer Agent, and The Bank of New York, London Branch, as Registrar, Transfer Agent and Paying Agent, with respect to 6.25% Senior Notes due 2017.	8-K	001-13726	4.1	12/06/2006		
4.6*	Indenture dated as of May 15, 2007 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.5% Contingent Convertible Senior Notes due 2037.	8-K	001-13726	4.1	05/15/2007		
4.7*	Indenture dated as of May 27, 2008 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 7.25% Senior Notes due 2018.	8-K	001-13726	4.1	05/29/2008		
4.8*	Indenture dated as of May 27, 2008 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.25% Contingent Convertible Senior Notes due 2038.	8-K	001-13726	4.2	05/29/2008		
4.9*	Indenture dated as of February 2, 2009 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 9.5% Senior Notes due 2015.	8-K	001-13726	4.1	02/03/2009		
4.9.1*	First Supplemental Indenture dated as of February 10, 2009 to Indenture dated as of February 2, 2009, with respect to additional 9.5% Senior Notes due 2015.	8-K	001-13726	4.2	02/17/2009		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date		
4.10*	Indenture dated as of August 2, 2010 among Chesapeake, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors, and the Bank of New York Mellon Trust Company, N.A., as Trustee.	S-3	333-168509	4.1	08/03/2010		
4.10.1*	First Supplemental Indenture dated as of August 17, 2010 to Indenture dated as of August 2, 2010, with respect to 6.875% Senior Notes due 2018.	8-A	001-13726	4.2	9/24/2010		
4.10.2*	Second Supplemental Indenture dated as of August 17, 2010 to Indenture dated as of August 2, 2010, with respect to 6.625% Senior Notes due 2020.	8-A	001-13726	4.3	9/24/2010		
4.10.3*	Fifth Supplemental Indenture dated February 11, 2011 to Indenture dated as of August 2, 2010, with respect to 6.125% Senior Notes due 2021.	8-A	001-13726	4.2	2/22/2011		
4.12*	Eighth Amended and Restated Credit Agreement, dated as of December 2, 2010, among Chesapeake Energy Corporation, as the Company, Chesapeake Exploration L.L.C., as Borrower, Union Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, The Royal Bank of Scotland plc and BNP Paribas, as Co-Syndication Agent, Credit Agricole Corporate and Investment Bank, as Documentation Agent, and the several lenders from time to time parties thereto.	8-K	001-13726	4.1	12/8/2010		
10.1.1†	Chesapeake's 2003 Stock Incentive Plan, as amended.	10-Q	001-13726	10.1.1	11/09/2009		
10.1.2†	Chesapeake's 1992 Nonstatutory Stock Option Plan, as amended.	10-Q	001-13726	10.1.2	02/14/1997		
10.1.3†	Chesapeake's 1994 Stock Option Plan, as amended.	10-Q	001-13726	10.1.3	11/07/2006		
10.1.4†	Chesapeake's 1996 Stock Option Plan, as amended.	10-Q	001-13726	10.1.4	11/07/2006		
10.1.5†	Chesapeake's 1999 Stock Option Plan, as amended.	10-Q	001-13726	10.1.5	08/11/2008		
10.1.6†	Chesapeake's 2000 Employee Stock Option Plan, as amended.	10-Q	001-13726	10.1.6	08/11/2008		
10.1.7†	Chesapeake's 2001 Stock Option Plan, as amended.	10-Q	001-13726	10.1.8	08/11/2008		
10.1.8†	Chesapeake's 2001 Nonqualified Stock Option Plan, as amended.	10-Q	001-13726	10.1.10	08/11/2008		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date		
10.1.9†	Chesapeake's 2002 Stock Option Plan, as amended.	10-Q	001-13726	10.1.11	08/11/2008		
10.1.10†	Chesapeake's 2002 Non-Employee Director Stock Option Plan.	10-Q	001-13726	10.1.12	08/11/2008		
10.1.11†	Chesapeake's 2002 Nonqualified Stock Option Plan, as amended.	10-Q	001-13726	10.1.13	08/11/2008		
10.1.12†	Chesapeake's 2003 Stock Award Plan for Non-Employee Directors, as amended.	10-K	001-13726	10.1.14	02/29/2008		
10.1.13†	Chesapeake Energy Corporation Amended and Restated Deferred Compensation Plan.					X	
10.1.14†	Chesapeake's Amended and Restated Long Term Incentive Plan.	8-K	001-13726	10.1.14	06/17/2010		
10.1.14.1†	Form of Restricted Stock Award Agreement for the Long Term Incentive Plan.					X	
10.1.14.2†	Form of Non-Employee Director Restricted Stock Award Agreement for the Long Term Incentive Plan.	8-K	001-13726	10.1.18.3	06/16/2005		
10.1.15†	Founder Well Participation Program.	DEF -14A	001-13726	B	04/29/2005		
10.2.1†	Third Amended and Restated Employment Agreement dated as of March 1, 2009 between Aubrey K. McClendon and Chesapeake Energy Corporation.	10-Q	001-13726	10.2.1	05/11/2009		
10.2.2†	Amended and Restated Employment Agreement dated as of September 30, 2009 between Marcus C. Rowland and Chesapeake Energy Corporation.	8-K	001-13726	10.2.2	10/01/2009		
10.2.3†	Amended and Restated Employment Agreement dated as of September 30, 2009 between Steven C. Dixon and Chesapeake Energy Corporation.	8-K	001-13726	10.2.3	10/01/2009		
10.2.4†	Amended and Restated Employment Agreement dated as of September 30, 2009 between J. Mark Lester and Chesapeake Energy Corporation.	8-K	001-13726	10.2.4	10/01/2009		
10.2.5†	Amended and Restated Employment Agreement dated as of September 30, 2009 between Douglas J. Jacobson and Chesapeake Energy Corporation.	8-K	001-13726	10.2.5	10/01/2009		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date		
10.2.6†	Employment Agreement dated as of November 5, 2010 between Domenic J. Dell'Osso, Jr. and Chesapeake Energy Corporation.	10-Q	001-13726	10.2	11/09/2010		
10.2.7†	Employment Agreement dated as of September 30, 2009 between Martha A. Burger and Chesapeake Energy Corporation.					X	
10.2.8†	Form of Employment Agreement between Senior Vice President and Chesapeake Energy Corporation.	10-Q	001-13726	10.2.7	11/09/2009		
10.3†	Form of Indemnity Agreement for officers and directors of Chesapeake and its subsidiaries.	10-K	001-13726	10.3	02/29/2008		
12	Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends.					X	
21	Subsidiaries of Chesapeake.					X	
23.1	Consent of PricewaterhouseCoopers, LLP.					X	
23.2	Consent of Netherland, Sewell & Associates, Inc.					X	
23.3	Consent of Data & Consulting Services, Division of Schlumberger Technology Corporation.					X	
23.4	Consent of Lee Keeling and Associates, Inc.					X	
23.5	Consent of Ryder Scott Company, L.P.					X	
31.1	Aubrey K. McClendon, Chairman and Chief Executive Officer, Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X	
31.2	Domenic J. Dell'Osso, Jr., Executive Vice President and Chief Financial Officer, Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X	
32.1	Aubrey K. McClendon, Chairman and Chief Executive Officer, Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.						X
32.2	Domenic J. Dell'Osso, Jr., Executive Vice President and Chief Financial Officer, Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.						X
99.1	Report of Netherland, Sewell & Associates, Inc.					X	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date		
99.2	Report of Data & Consulting Services, Division of Schlumberger Technology Corporation.					X	
99.3	Report of Lee Keeling and Associates, Inc.					X	
99.4	Report of Ryder Scott Company, L.P.					X	
101.INS#	XBRL Instance Document.					X	X
101.SCH#	XBRL Taxonomy Extension Schema Document.					X	X
101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document.					X	X
101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document.					X	X
101.LAB#	XBRL Taxonomy Extension Labels Linkbase Document.					X	X
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document.					X	X

* Chesapeake agrees to furnish a copy of any of its unfiled long-term debt instruments to the Securities and Exchange Commission upon request.

† Management contract or compensatory plan or arrangement.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION

Date: March 1, 2011

By /s/ AUBREY K. MCCLENDON
Aubrey K. McClendon
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Aubrey K. McClendon and Domenic J. Dell'Osso, Jr., and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all, exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each, and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ AUBREY K. MCCLENDON **Aubrey K. McClendon**	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2011
/s/ DOMENIC J. DELL'OSSO, JR. **Domenic J. Dell'Osso, Jr.**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2011
/s/ MICHAEL A. JOHNSON **Michael A. Johnson**	Senior Vice President – Accounting, Controller and Chief Accounting Officer (Principal Accounting Officer)	March 1, 2011
/s/ RICHARD K. DAVIDSON **Richard K. Davidson**	Director	March 1, 2011
/s/ KATHLEEN EISBRENNER **Kathleen Eisbrenner**	Director	March 1, 2011
/s/ V. BURNS HARGIS **V. Burns Hargis**	Director	March 1, 2011
/s/ FRANK KEATING **Frank Keating**	Director	March 1, 2011
/s/ CHARLES T. MAXWELL **Charles T. Maxwell**	Director	March 1, 2011
/s/ MERRILL A. MILLER, JR. **Merrill A. Miller, Jr.**	Director	March 1, 2011
/s/ DON NICKLES **Don Nickles**	Director	March 1, 2011
/s/ FREDERICK B. WHITTEMORE **Frederick B. Whittemore**	Director	March 1, 2011

CORPORATE INFORMATION

Corporate Headquarters
6100 North Western Avenue
Oklahoma City, OK 73118
(405) 935-8000

Internet Address
Company financial information, public disclosures and other information are available through Chesapeake's website at www.chk.com.

Common Stock
Chesapeake Energy Corporation's common stock is listed on the New York Stock Exchange (NYSE) under the symbol CHK. As of March 31, 2011, there were approximately 415,000 beneficial owners of our common stock.

Common Stock Dividends
During 2010 the company declared a cash dividend of $0.075 per share on March 8, June 21, September 1 and December 20 for a total dividend declared of $0.30 per share.

Independent Public Accountants
PricewaterhouseCoopers LLP
6120 South Yale, Suite 1850
Tulsa, OK 74136
(918) 524-1200

Stock Transfer Agent and Registrar
Communication concerning the transfer of shares, lost certificates, duplicate mailings or change of address notifications should be directed to our transfer agent:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(800) 884-4225
www.computershare.com

Trustee for the Company's Senior Notes
The Bank of New York Mellon Trust Company, N.A.
101 Barclay Street, 8th Floor
New York, NY 10286
www.bnymellon.com

Forward-looking Statements
This report includes "forward-looking statements" that give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, expected production, assumptions regarding future natural gas and oil prices, planned drilling activity and capital expenditures, and future asset sales, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties.

Factors that could cause actual results to differ materially from expected results are described under "Risk Factors" in Item 1A of our 2010 Annual Report on Form 10-K included in this report. We caution you not to place undue reliance on forward-looking statements, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this report and our other filings with the Securities and Exchange Commission (SEC) regarding the risks and factors that may affect our business.

The SEC requires natural gas and oil companies, in filings made with the SEC, to disclose proved reserves and permits the optional disclosure of probable and possible reserves. While Chesapeake has elected not to report probable and possible reserves in its filings with the SEC, we have provided estimates in this report of what we consider to be our "total resource base." This term includes our estimated proved reserves as well as "risked and unrisked unproved resources," which represent Chesapeake's internal estimates of volumes of natural gas and oil that are not classified as proved reserves but are potentially recoverable through exploratory drilling or additional drilling or recovery techniques. Our estimates of unproved resources are not intended to correspond to probable and possible reserves, as defined by SEC regulations, and are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by the company.

2011	High	Low	Last
First Quarter	$ 35.95	$ 25.93	$ 33.52

2010	High	Low	Last
Fourth Quarter	$ 26.43	$ 20.97	$ 25.91
Third Quarter	23.00	19.68	22.65
Second Quarter	25.55	19.62	20.95
First Quarter	29.22	22.10	23.64

2009	High	Low	Last
Fourth Quarter	$ 30.00	$ 22.06	$ 25.88
Third Quarter	29.49	16.92	28.40
Second Quarter	24.66	16.43	19.83
First Quarter	20.13	13.27	17.06

2008	High	Low	Last
Fourth Quarter	$ 35.46	$ 9.84	$ 16.17
Third Quarter	74.00	31.15	35.86
Second Quarter	68.10	45.25	65.96
First Quarter	49.87	34.42	46.15

CHK
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Chesapeake
ENERGY

6100 NORTH WESTERN AVENUE
OKLAHOMA CITY, OK 73118
WWW.CHK.COM